UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

       Press Release

Highlights

The main figures obtained by Bradesco in the first semester of 2015 are presented below:

1.   Adjusted Net Income(1) for the first semester of 2015 stood at R$8.778 billion (a 20.6% increase compared to the R$7.277 billion recorded in the same period of 2014), corresponding to earnings per share of R$3.35 and Return on Average Adjusted Equity(2) of 21.9%.

2.   As for the source, the Adjusted Net Income is composed of R$6.212 billion from financial activities, representing 70.8% of the total, and of R$2.566 billion from insurance, pension plans and capitalization bonds operations, which together account for 29.2%.

3.   On June 30, 2015, Bradesco market value stood at R$142.098 billion(3), showing a growth of 5.4% over June 30, 2014.

4.   Total Assets, in June 2015, stood at R$1.030 trillion, an increase of 10.6% over the June 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.1 p.p. over June 2014 (1.6%).

5.   In June 2015, the Expanded Loan Portfolio(4) reached R$463.406 billion, up 6.5% over  June 2014. Operations with individuals totaled R$143.461 billion (an increase of 6.2% over June 2014), while corporate segment operations totaled R$319.945 billion (up 6.6% over June 2014).

6.   Assets under Management stood at R$1.444 trillion, a 10.7% increase over  June 2014.

7.   Shareholders’ Equity totaled R$86.972 billion in June 2015, 13.2% higher than in June 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 16.0% in June 2015, 12.8% of which was classified as Common Equity / Tier I.

8.   A total of R$2.908 billion was paid to shareholders as Interest on Shareholders’ Equity and Dividends for the first semester of 2015, of which R$522 million were paid in monthly and interim installments and R$2.386 billion were provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$26.688 billion, an increase of 17.8% compared to the first semester of 2014.

10. The Delinquency Ratio over 90 days stood at 3.7% on June 30, 2015.

11. The Operating Efficiency Ratio (ER)(5) in June 2015 was 37.9% (40.9% in June 2014), while in the “risk-adjusted” concept, it stood at 46.5% (50.0% in June 2014).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$30.357 billion in the first semester of 2015, up 19.3% when compared to the same period in 2014. Technical Reserves stood at R$164.566 billion, an increase of 15.3% compared to the balance in June 2014.

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.706 billion in the first semester of 2015, up 22.4% over the same period in the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$13.752 billion, of which R$6.016 billion were related to taxes withheld and collected from third parties, and R$7.736 billion were calculated based on activities developed by Organização Bradesco, equivalent to 88.1% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,628 Branches and 3,463 Service Points (PAs). Customers of Bradesco can also count on 980 ATMs, 50,042 Bradesco Expresso service points, 31,132 Bradesco Dia & Noite ATMs, and 18,278 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits, totaled R$5.991 billion. Social benefits provided to all 93,902 employees of Organização Bradesco and their dependents amounted to R$1.497 billion, while investments in education, training and development programs totaled R$58.448 million.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4  Economic and Financial Analysis Report – June 2015

Press Release

Highlights

17. In July 2015, Bradesco, through Bradesco Financiamentos, signed a partnership agreement with the Fiat Chrysler Automóveis Brasil (FCA Brasil) and Banco Fidis, for a term of 10 years, to finance vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil.

18. Major Awards and Acknowledgments in the period:

•       Bradesco was elected for the fourth consecutive year, as the "Best Brazilian Bank", with the Prize "Awards for Excellence 2015" (Euromoney Magazine);

•       It is a highlight in the 2015 edition of the "Anuário Melhores e Maiores" ("Best and Largest Yearbook"), ranking that lists the 1,000 largest companies in the country (Exame Magazine);

•       It was one of the highlights of the "Top Gestão 2015" ("Top Management 2015"), which lists BRAM among the best fund managers (Valor Investe Magazine, of the Jornal Valor Econômico). It is also featured in the "Star Ranking", which brings the best investment funds of the market in the categories of fixed income, multi-market funds and variable income;

•       It was one of the highlights for the fifth consecutive time in "Guia Você S/A - As Melhores Empresas para Começar Carreira (The Best Companies to Begin the Career) 2015 Edition" (Revista Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos);

•       Bradesco was recognized as one of the ten more committed companies in the world for its performance in social networks, receiving the international certificate of Socialbakers, main institute of data and metrics of social networks in the world;

•       Received the "Oi Tela Viva Móvel 2015" Award, in the "Mobile Marketing" category, for the free access to the Bradesco Celular channel; and

•       It was recognized as one of the "50 Good Companies", in the category of "Activism: well beyond profit" (IstoÉ Dinheiro magazine, with the case of the Floating Branch).

Organização Bradesco is fully committed with internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving forces behind our engagement are inclusion with education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and socioenvironmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the CDP.

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, an estimated R$537.311 million budget will benefit approximately 101,609 students enrolled in its schools in the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that 380 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). These students will conclude, at least, one of the various courses offered in its schedule, and another 17 thousand students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender - Educating and Learning).

Bradesco    5

       Press Release

Main Information

	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	Variation %
									2Q15 x 1Q15	2Q15 x 2Q14
Income Statement for the Period - R$ million
Book Net Income	4,473	4,244	3,993	3,875	3,778	3,443	3,079	3,064	5.4	18.4
Adjusted Net Income	4,504	4,274	4,132	3,950	3,804	3,473	3,199	3,082	5.4	18.4
Total Net Interest Income	13,541	13,599	12,986	12,281	12,066	10,962	11,264	10,729	(0.4)	12.2
Gross Credit Intermediation Margin	10,427	10,242	10,061	9,798	9,460	9,048	9,175	8,989	1.8	10.2
Net Credit Intermediation Margin	6,877	6,662	6,754	6,450	6,319	6,187	6,214	6,108	3.2	8.8
Provision for Loan Losses (ALL) Expenses	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(0.8)	13.0
Fee and Commission Income	6,118	5,744	5,839	5,639	5,328	5,283	5,227	4,977	6.5	14.8
Administrative and Personnel Expenses	(7,544)	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	6.5	7.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	16,723	13,634	17,806	12,904	13,992	11,450	14,492	11,069	22.7	19.5
Statement of Financial Position - R$ million
Total Assets	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694	(0.5)	10.6
Securities	356,115	344,430	346,358	343,445	333,200	321,970	313,327	313,679	3.4	6.9
Loan Operations (1)	463,406	463,305	455,127	444,195	435,231	432,297	427,273	412,559	-	6.5
- Individuals	143,461	142,051	141,432	138,028	135,068	132,652	130,750	127,068	1.0	6.2
- Corporate	319,945	321,254	313,695	306,167	300,163	299,645	296,523	285,490	(0.4)	6.6
Allowance for Loan Losses (ALL) (2)	(23,801)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	0.8	9.2
Total Deposits	195,926	211,702	211,612	211,882	213,270	218,709	218,063	216,778	(7.5)	(8.1)
Technical Reserves	164,566	157,295	153,267	145,969	142,731	137,751	136,229	133,554	4.6	15.3
Shareholders' Equity	86,972	83,937	81,508	79,242	76,800	73,326	70,940	67,033	3.6	13.2
Assets under Management	1,443,989	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	0.9	10.7
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.35	3.21	3.05	2.87	2.69	2.53	2.42	2.37	4.4	24.5
Book Value per Common and Preferred Share - R$ (4)	17.28	16.67	16.19	15.74	15.25	14.56	14.09	13.31	3.7	13.3
Annualized Return on Average Equity (5) (6)	21.9	22.3	20.1	20.4	20.7	20.5	18.0	18.4	(0.4) p.p.	1.2 p.p.
Annualized Return on Common Equity to 11% - BIS III (3)	26.3	25.3	24.2	22.8	21.4	20.1	-	-	1.0 p.p.	4.9 p.p.
Annualized Return on Average Assets (6)	1.7	1.7	1.6	1.6	1.6	1.5	1.4	1.3	-	0.1 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets)	7.6	7.5	7.3	7.1	7.0	6.9	7.0	7.1	0.1 p.p.	0.6 p.p.
Fixed Asset Ratio (12)	39.6	47.9	47.2	46.8	46.7	47.1	45.4	45.1	(8.3) p.p.	(7.1) p.p.
Combined Ratio - Insurance (7)	86.5	86.8	85.9	86.5	86.3	86.4	86.1	86.9	(0.3) p.p.	0.2 p.p.
Efficiency Ratio (ER) (3)	37.9	38.3	39.2	39.9	40.9	41.9	42.1	42.1	(0.4) p.p.	(3.0) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	78.7	77.4	76.7	75.9	74.1	73.6	71.8	70.8	1.3 p.p.	4.6 p.p.
Market Capitalization - R$ million (8)	142,098	150,532	145,536	146,504	134,861	135,938	128,085	136,131	(5.6)	5.4
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.7	6.7	6.7	6.6	6.5	6.7	6.9	-	0.1 p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.6	4.5	4.3	4.4	4.4	4.2	4.2	4.4	0.1 p.p	0.2 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.7	3.6	3.5	3.6	3.5	3.4	3.5	3.6	0.1 p.p.	0.2 p.p.
Coverage Ratio (> 90 days (10)) (2)	180.4	187.0	189.0	187.2	186.9	193.8	192.3	190.3	(6.6) p.p.	(6.5) p.p.
Coverage Ratio (> 60 days (10)) (2)	146.5	149.8	156.6	154.2	149.9	153.7	158.9	156.8	(3.3) p.p.	(3.4) p.p.
Operating Limits %
Basel Ratio - Total (11) (12)	16.0	15.2	16.5	16.3	15.8	15.7	16.6	16.4	0.8 p.p.	0.2 p.p.
Tier I Capital	12.8	12.1	12.9	12.6	12.1	11.9	12.3	12.7	0.7 p.p.	0.7 p.p.
- Common Equity	12.8	12.1	12.9	12.6	12.1	11.9	12.3	-	0.7 p.p.	0.7 p.p.
Tier II Capital	3.2	3.1	3.6	3.7	3.7	3.8	4.3	3.7	0.1 p.p.	(0.5) p.p.

  6  Economic and Financial Analysis Report – June 2015

Press Release

Main Information

	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Variation %
									Jun15 x Mar15	Jun15 x Jun14
Structural Information - Units
Service Points (13)	74,270	74,917	75,176	74,028	73,208	73,320	72,736	71,724	(0.9)	1.5
- Branches	4,628	4,661	4,659	4,659	4,680	4,678	4,674	4,697	(0.7)	(1.1)
- PAs (14)	3,463	3,502	3,486	3,497	3,497	3,484	3,586	3,760	(1.1)	(1.0)
- PAEs (14)	980	1,135	1,145	1,159	1,175	1,186	1,180	1,421	(13.7)	(16.6)
- External Terminals in Bradesco ATMs (15) (16)	1,112	1,243	1,344	1,398	1,684	2,701	3,003	3,298	(10.5)	(34.0)
- Assisted Banco24Horas Network Points (15)	12,127	12,268	12,450	12,213	12,023	11,873	11,583	11,229	(1.1)	0.9
- Bradesco Expresso (Correspondent Banks)	50,042	50,043	50,006	49,020	48,186	47,430	46,851	45,614	-	3.9
- Bradesco Promotora de Vendas	1,904	2,051	2,073	2,068	1,949	1,955	1,846	1,692	(7.2)	(2.3)
- Branches / Subsidiaries Abroad	14	14	13	14	14	13	13	13	-	-
ATMs	49,410	48,941	48,682	48,053	47,612	48,295	48,203	47,969	1.0	3.8
- Bradesco Network	31,132	31,091	31,089	31,107	31,509	32,909	33,464	33,933	0.1	(1.2)
- Banco24Horas Network	18,278	17,850	17,593	16,946	16,103	15,386	14,739	14,036	2.4	13.5
Employees (17)	93,902	94,976	95,520	98,849	99,027	99,545	100,489	101,410	(1.1)	(5.2)
Outsourced Employees and Interns	13,111	12,977	12,916	12,896	12,790	12,671	12,614	12,699	1.0	2.5
Customers - in millions
Active Account Holders (18) (19)	26.5	26.6	26.5	26.6	26.5	26.6	26.4	26.4	(0.4)	-
Savings Accounts (20)	57.6	58.1	59.1	52.9	51.8	49.0	50.9	48.3	(0.9)	11.2
Insurance Group	47.8	47.8	46.9	46.3	45.5	45.3	45.7	45.3	-	5.1
- Policyholders	42.0	42.0	41.1	40.5	39.6	39.4	39.8	39.5	-	6.1
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.4	3.4	3.4	3.4	3.5	3.5	3.5	3.4	-	(2.9)
Bradesco Financiamentos (18)	2.9	3.0	3.1	3.1	3.2	3.2	3.3	3.4	(3.3)	(9.4)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10) Overdue loans;

(11) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4,193/13 (Basel III);

(12) As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4.192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4.280/13;

(13) The decrease in June and March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”;

(14) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4.072/12; and PAEs – ATMs located on a company’s premises;

(15) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(16) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(17) The decrease in December 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(18) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
bbb+	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		BBB +	F2	BBB +	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service (1)
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Baa2		P - 2		Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 +

(1)     In March 2015, Moody´s Investors Service published its new bank rating methodology. According to this new methodology, and after reviewing the global ratings concluded in May 2015, the rating of long-term deposit in local currency was changed from "Baa1" to "Baa2".

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

	R$ million
	1H15	1H14	2Q15	1Q15
Book Net Income	8,717	7,221	4,473	4,244

Non-Recurring Events	61	56	31	30
- Civil Provisions	101	93	51	50
- Tax Effects	(40)	(37)	(20)	(20)

Adjusted Net Income	8,778	7,277	4,504	4,274
0
ROAE % (1)	21.7	20.5	22.6	22.1
0
ROAE (ADJUSTED) % (1)	21.9	20.7	22.7	22.3

(1)   Annualized.

  8  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding and comparison of Bradesco results, we use in the comments of chapters 1 and 2 of this report the Adjusted Income Statement, obtained from djustments made to the Book Income Statement, detailed at the end of this Press Release.

								R$ million
	Adjusted Income Statement
	1H15	1H14	Variation		2Q15	1Q15	Variation
			1H15 x 1H14				2Q15 x 1Q15
			Amount	%			Amount	%
Net Interest Income	27,140	23,028	4,112	17.9	13,541	13,599	(58)	(0.4)
- Interest Earning Portion	26,688	22,649	4,039	17.8	13,415	13,273	142	1.1
- Non-Interest Earning Portion	452	379	73	19.3	126	326	(200)	-
ALL	(7,130)	(6,002)	(1,128)	18.8	(3,550)	(3,580)	30	(0.8)
Gross Income from Financial Intermediation	20,010	17,026	2,984	17.5	9,991	10,019	(28)	(0.3)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	2,522	2,514	8	0.3	1,311	1,211	100	8.3
Fee and Commission Income	11,862	10,611	1,251	11.8	6,118	5,744	374	6.5
Personnel Expenses	(7,063)	(6,727)	(336)	5.0	(3,618)	(3,445)	(173)	5.0
Other Administrative Expenses	(7,565)	(7,061)	(504)	7.1	(3,926)	(3,639)	(287)	7.9
Tax Expenses	(2,660)	(2,234)	(426)	19.1	(1,351)	(1,309)	(42)	3.2
Equity in the Earnings (Losses) of Unconsolidated Companies	13	87	(74)	(85.1)	33	(20)	53	-
Other Operating Income/ (Expenses)	(3,518)	(2,724)	(794)	29.1	(1,606)	(1,912)	306	(16.0)
Operating Result	13,601	11,492	2,109	18.4	6,952	6,649	303	4.6
Non-Operating Result	(123)	(70)	(53)	75.7	(55)	(68)	13	(19.1)
Income Tax / Social Contribution	(4,626)	(4,086)	(540)	13.2	(2,351)	(2,275)	(76)	3.3
Non-controlling Interest	(74)	(59)	(15)	25.4	(42)	(32)	(10)	31.3
Adjusted Net Income	8,778	7,277	1,501	20.6	4,504	4,274	230	5.4

(1)   In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 21.9% in June 2015. Such performance stems from the growth of adjusted net income, which increased by 5.4% quarter-over-quarter and 20.6% comparing the first semester of 2015 with the same period in the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,504 million in the second quarter of 2015, up R$230 million or 5.4% compared to the previous quarter, mainly due to (i) the largest revenues for services provided; (ii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of variation of technical reserves, retained claims and others; (iii) lower other operating expenses, net; and partially impacted by: (iv) higher personnel and administrative expenses.

In the comparison between the first semester of 2015 and the same period in the previous year, the adjusted net income increased R$1,501 million or 20.6%, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect the margin of intermediation and of the assets and liabilities management (ALM); and (ii) the services provided; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) increased operating expenses, net; and (v) higher personnel and administrative expenses, whose variation was below the index of inflation (IPCA) in the period.

Shareholders’ Equity totaled R$86.972 million in June 2015, up 13.2% over June 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 16.0%, 12.8% of which was classified as Common Equity / Tier I.

Total Assets registered R$1.030 trillion in June 2015, a 10.6% increase over June 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

  10  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 37.9% in the second quarter of 2015, again registering its best historical level. This result reflects: (i) investments in organic growth, which enabled an increase in our income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes. It should be mentioned that the 0.4 p.p. improvement compared to the previous quarter was primarily due to: (i) a higher net interest income and revenues from fee and commission; and (ii) the strict control of our operating expenses, which were held below inflation; all these factors also contributed to the improvement of the ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), which reached 46.5%, an improvement of 0.4 p.p. in the quarter.

The ER - quarterly was partially impacted by: (i) higher administrative expenses, primarily originated by the growth in volume of business and of expenses with advertising and outsourced services; (ii) higher personnel expenses, partially due to a lower number of employees on vacation in this quarter; and partially offset by: (iii) the increase of the Fee and Commission Income.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the second quarter of 2015 would be 42.4%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

8.3%
9.2%
10.1%
10.7%
11.1%
11.6%
12.0%
12.7%
7.4%
8.1%
8.9%
9.7%
10.3%
10.8%
11.2%
11.8%
6.9%
6.9%
6.8%
6.9%
7.0%
7.1%
7.3%
7.4%
R$ million
10,729
182
10,547
11,264
354
10,910
10,962
90
10,872
12,066
289
11,777
12,281
119
12,162
12,986
300
12,686
13,599
326
13,273
13,541
126
13,415
3Q13
4Q
1Q14
2Q
3Q
4Q
1Q15
2Q
Non-Interest Earning Portion
Interest Earning Portion
BM&F Fixed Rate (12 months)
Average Selic Rate (12 months)
Average NIM for the last 12 months = (Interest Earning Portion /Average Assets - Repos - Permanent Assets)

In the comparison between the second quarter of 2015 and the first quarter of 2015, the R$58 million reduction was, mainly, due to: (i) lower result obtained with non-interest earning portion, in the amount of R$200 million; and compensated, partially by: (ii) an increased income from interest earning portion, in the amount of R$142 million.

In the comparison between the first semester of 2015 and the same period in the previous year, net interest income has an increase of R$4,112 million, primarily due to a higher interest earning portion income, in the amount of R$4,039 million, particularly in the “Credit Intermediation” and “Securities/Other”.

  12  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Interest Earning Portion – Average Rates in the last 12 months

						R$ million
	1H15			1H14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	20,669	362,088	11.5%	18,506	337,264	11.1%
Insurance	2,685	158,943	3.2%	2,045	138,949	2.8%
Securities/Other	3,334	384,467	1.7%	2,098	335,130	1.1%
0
Interest Earning Portion	26,688	-	7.4%	22,649	-	6.9%
0
	2Q15			1Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,427	363,554	11.5%	10,242	360,622	11.4%
Insurance	1,265	161,967	3.2%	1,420	155,920	3.2%
Securities/Other	1,723	397,635	1.7%	1,611	371,298	1.6%
0
Interest Earning Portion	13,415	-	7.4%	13,273	-	7.3%

The interest earning portion rate in the last 12 months stood at 7.4% in the second quarter of 2015, up 0.1 p.p. over the previous quarter, primarily due to the interest earning portion income of “Credit Intermediation” and “Securities/Others”.

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       Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2015, expanded loan portfolio of Bradesco totaled R$463.4 billion. In the quarter, Individual accounts showed a growth of 1.0% and the Large Companies accounts of 0.9%, while the Micro, Small and Medium-sized Companies registered a contraction of 2.7%.

In the last 12 months, the portfolio increased by 6.5% primarily represented by: (i) 10.7% in Corporations; and (ii) 6.2% in Individuals.

For Individuals, the products that have the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan. While for the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, impacted, partially, by the exchange rate variation in the period.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

    For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the second quarter of 2015, allowance for loan losses totaled R$3,550 million, registering a reduction of 0.8% over the previous quarter due to the alignment of the allowance level in certain transactions with corporate customers carried out in the first quarter of 2015. It is important to note that loan operations, as defined by Bacen, increased 0.7% in the quarter.

In the comparison between the first semester of 2015 and the same period of the previous year, this expenses presented a variation of 18.8%, impacted, mainly by: (i) the effect of the alignment of the allowance level of certain operations with corporate clients, performed in the first quarter of 2015; and (ii) the slightly higher delinquency rate in the period; and (iii) the increase in credit operations - Bacen concept, which presented an evolution of 8.0% in the last 12 months.

It must be noted that this result reflects the consistency of the loan assignment and monitoring policy and processes, quality of guarantees, as well as the improvement of the credit recovery processes.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which contemplates operations that are over 90 days past due, had a slight increase mainly due to the downturn in economy, which impacted the growth of the loan portfolio, highlighting the retraction of the portfolio of the SMEs segment.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, had a slight increase both for Individuals and Corporations.	In the year-over-year comparison, this ratio was mainly influenced by the improvement in the Legal Entity accounts, since for Individual accounts it remained stable.

(1)   Concept defined by Bacen.

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In June, 2015, these ratios stood at comfortable levels, reaching 146.5% and 180.4%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

  16  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the second quarter of 2015 totaled R$1.284 billion (R$1.283 billion in the first quarter of 2015), in line with the result presented in the previous quarter and an annualized return on Adjusted Shareholder’s Equity of 26.7%.

In the first semester of 2015 the Net Income totaled R$2.566 billion, 21.5% exceeds the Net Income in the same period of the previous year (R$2.112 billion), presenting a return on theAdjusted Shareholder’s Equity of 25.8%.

(1)   Excluding additional provisions.

	R$ million (unless otherwise stated)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	Variation %
									2Q15 x 1Q15	2Q15 x 2Q14
Net Income	1,284	1,283	1,236	1,058	1,072	1,040	1,001	878	0.1	19.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	16,723	13,634	17,806	12,904	13,992	11,450	14,492	11,069	22.7	19.5
Technical Reserves	164,566	157,295	153,267	145,969	142,731	137,751	136,229	133,554	4.6	15.3
Financial Assets	179,129	170,395	166,022	158,207	154,261	147,725	146,064	143,423	5.1	16.1
Claims Ratio (%)	71.4	71.7	70.9	72.7	70.2	70.1	71.1	72.7	(0.3) p.p.	1.2 p.p.
Combined Ratio (%)	86.5	86.8	85.9	86.5	86.3	86.4	86.1	86.9	(0.3) p.p.	0.2 p.p.
Policyholders / Participants and Customers (in thousands)	47,758	47,789	46,956	46,303	45,468	45,260	45,675	45,292	(0.1)	5.0
Employees (unit)	7,074	7,082	7,113	7,135	7,152	7,265	7,383	7,462	(0.1)	(1.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.4	23.5	24.4	23.3	23.5	23.4	24.2	23.8	0.9 p.p.	0.9 p.p.

(1)   The second quarter of 2015 includes the latest data released by SUSEP (May 2015).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been included.

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Summarized Analysis of Adjusted Income

In the second quarter of 2015, the revenue increased 23.0% over the same period in the previous year, disregarding DPVAT insurance, mainly due to "Life and Pension" products, which increased 45.3%.

In the first semester of 2015, the production registered an increase of 19.4% over the same period in the previous year, disregarding the DPVAT insurance, influenced by “Life and Pension Plans” and “Health” Bonds” products, which increased 26.1% and 21.6%, respectively.

Net income for the second quarter of 2015 remained in line with the one presented in the previous quarter, primarily due to: (i) the growth in turnover; (ii) the reduction in the claims ratio;

(iii) the improvement in the administrative efficiency ratio; and partially offset by: (iv) the reduction in the financial result.

Net income for the first semester of 2015 was 21.5% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) the growth of the financial result; (iii) the maintenance of the expense ratio; (iv) an improvement in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015; partially offset by: (v) an increase in the claims ratio in the “Health” segment.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No.316/14, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No.373/15 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2015 was R$7.669 billion.

  18  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the first semester of 2015 fee and commission income totaled R$11,862 million, presenting an increase of R$1,251 million, or 11.8%, compared to the same period in the previous year, primarily due to: (i) an increase in the volume of operations, due to continuous investments in technology and service channels; and (ii) the progress in the customer segmentation process, allowing for a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) an increased revenue; (b) the impact of the creation of a services joint venture (Cateno) by our controlled Cielo; and (c) the highest volume of transactions performed; (ii) an increase in the incomes of checking accounts, due to an improvement in the customer segmentation process; (iii) the largest revenue with credit operations, resulting from the increase in the volume of operations of sureties and guarantees in the period; and evolution of revenue with: (iv) fund management; and (v) consortium management.

In the quarter-over-quarter comparison, an increase of R$374 million, or 6.5%, was provided, mainly due to the increase of offering of products and services. The revenues that most contributed to this result were those arising from: (i) card income; (ii) checking account; (iii) loan operations; and (iv) consortium management.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the first semester of 2015 and the same period in the previous year, the increase of R$336 million, or 5.0%, was primarily due to the variation in the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2014 collective agreements (readjustment of 8.5%).

In the second quarter of 2015, the increase of R$173 million, or 5.0%, over the previous quarter, is a result of variations in the following expenses:

•         “structural” – an increase of R$82 million, mainly due to a lower number of employees on vacation, which is common in the second quarter of 2015; and

•         “non-structural” – an increase of R$91 million, primarily due to higher expenses with: (i) provision for labor claims; (ii) training; and (iii) costs with termination and charges of employment contracts.

(1) The decrease in the fourth quarter of 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

  20  Economic and Financial Analysis Report – June 2015

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first semester of 2015 and the same period in the previous year, the 7.1%, or R$504 million, increase was primarily due to an increase of expenses originated by: (i) the growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 1,062 Service Points in the period, bringing the total number of Service Points to 74,270 on June 30, 2015. The inflation index (IPCA) performance over the past 12 months should also be highlighted, since it reached 8.9%.

In the second quarter of 2015, the increase of 7.9%, or R$287 million, in the administrative expenses over the previous quarter, was mainly due to higher expenses with: (i) outsourced services; (ii) advertising and marketing; (iii) communication; and (iv) maintenance and conservation of assets.

(1)   The decrease in June and March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”.

Other Operating Income and Expenses

In the first semester of 2015, other operating expenses, net, totaled R$3,518 million, a R$794 million increase over the same period in the previous year, primarily due to: (i) the constitution of tax provisions, in the first semester of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$570 million; (ii) higher expenses related to: (a) the constitution of civil provisions; and (b) various losses; (iii) the impact of the creation of a services joint venture (Cateno) in Cielo; and (iv) the amortization of goodwill.

In the second quarter of 2015, other operating expenses, net, totaled R$1,606 million, a R$306 million reduction over the previous quarter, primarily due to: (i) the constitution of tax provisions, in the first quarter of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$475 million; being offset, in part, by higher expenses related to: (ii) the addition of tax provision, made in the second quarter of 2015, relating to the levy of pension plan contributions, in the amount of R$95 million; (iii) the constitution of civil provisions; and (iv) the various losses.

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       Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

The expenses with income tax and social contribution presented an increase of 3.3% over the previous quarter, and 13.2% in the first semester of 2015 compared to the same period of the previous year, mainly due to the highest taxable results in the period.

Unrealized Gains

Unrealized gains totaled R$23,373 million at the end of the second quarter of 2015, a R$3,558 million increase over the end of the previous quarter. Such variation is mainly due to the appreciation of: (i) investments, particularly Cielo shares, which increased by 15.1% in the quarter; and (ii) the devaluation of fixed income securities.

  22  Economic and Financial Analysis Report – June 2015

Press Release

Capital Ratios - Basel III

Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to calculate Capital, replacing CMN Resolution No. 3.444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4.192/13, which established that the calculation must be made based on the "Prudential Consolidated", as of January 2015.

In June 2015, the Capital of the Prudential Consolidated stood at R$97,016 million, against risk-weighted assets totaling R$607,226 million. The total Basel Ratio of the Prudential Consolidated presented an increase of 0.8 p.p, from 15.2% in March 2015 to 16.0% in June 2015, and from 12.1% in March 2015 to 12.8% in June

2015 for the Common Equity, primarily impacted by: (i) the increase in the Net Equity due to the increase of the result in the quarter; and (ii) the reduction in the weighting of assets of market risk and credit.

Full Impact – Basel III

We included a Basel III simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; and (iii) the realization of tax credits arising from tax losses up to December 2018, for a rate of 12.6% of Common Equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I Basel Ratio of 14.1%, in the end of 2018.

(1) Includes the allocation of resources, obtained via payment of dividends, of the Insurance Group.

Buffer Capital/Return on the Common Equity at 11%

Bradesco has improved its measurement methodology, and has structured processes for buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of capital decided to maintain a minimum buffer capital of approximately 27%, considering the minimum regulatory capital of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Basel III rules, profitability would be 26.3% in the period of 12 months ended on June 30, 2015.

(1) Last 12 months

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       Press Release

Economic Scenario

The risks present in the international scenario were reduced in the second quarter of this year. As a result, the dollar reversed part of the appreciation displayed during the previous three months in relation to the main currencies. After the frustration with the performance of the North American economy from January to March, some recovery is evident, in particular, of the labor market. At the same time, the deceleration of the Chinese economy has lessened, in response to the fiscal and monetary stimuli adopted by the government of the country. Finally, the speed of the European recovery has settled on a moderate level, responding to the incentives of the European Central Bank. Even so, at the end of the quarter, risks emerged to the stabilization of the macroeconomic scenario. The impasse in negotiations between Greece and its European creditors and the sharp fall of the Chinese stock exchanges introduced new risks to the international environment.

The accommodation of North American growth, in the first quarter of the year, seems to have been an atypical event, since the GDP returned to the previous level of expansion, in the three following months. In particular, the labor market maintained to record the net creation of jobs exceeding 200 thousand per month, bringing the unemployment rate to lower levels when compared to those displayed before the crisis of 2008/2009. Thus, the Federal Reserve (Fed) has intensified the signaling toward the beginning of the normalization of monetary conditions in the country. Even so, the president of the institution, Janet Yellen has reinforced that this process will be very gradual.

In addition, the Chinese economy began to show signs of stabilization, succeeding significant deceleration in the first months of the year, in response to monetary and tax incentives, adopted by the government since the end of 2014. The pace of growth, however, is still moderate for the Chinese standards, compatible with a GDP growth of less than 7.0%. In addition, an additional risk to the Chinese economic growth came at the end of the quarter, with the Shanghai stock market plunge, which should lead the government to adopt more stimuli throughout the year. At the same time, the speed of recovery of the European economy showed some accommodation in the second quarter. The impasse in the negotiations between

Greece and its European creditors represented a risk factor to the scenario for the region at the end of the quarter.

There were advances in the reorientation of the domestic economic policy, especially, concerning the tax policy. The deceleration of the internal economic activity intensified in the second quarter, which reflected in the collection of taxes by the public sector. Even though this can hinder the achievement of the target for the primary results this year, more important are the actions to guarantee the tax sustainability in the medium term and the progress in the agenda of reforms. Efforts in this direction represent a requirement for the maintenance of the economic predictability to raising the confidence level of families and business people, in order to resume the trend of an actual income increase.

The weakening of domestic economic activity highlights the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. From this point-of-view, the success of the new stage of concessions has significant importance. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the breakdown of growth over the next few years, which should be favored by the increased share of the capital market in funding of these projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels, in spite of a cyclic elevation due to the retraction of the activity this year. The scenario is still very promising for the Brazilian banking and insurance sectors in the medium and long terms.

  24  Economic and Financial Analysis Report – June 2015

Press Release

Main Economic Indicators

Main Indicators (%)	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	1H15	1H14

Interbank Deposit Certificate (CDI)	3.03	2.81	2.76	2.72	2.51	2.40	2.31	2.12	5.92	4.97
Ibovespa	3.77	2.29	(7.59)	1.78	5.46	(2.12)	(1.59)	10.29	6.15	3.22
USD – Commercial Rate	(3.29)	20.77	8.37	11.28	(2.67)	(3.40)	5.05	0.65	16.81	(5.98)
General Price Index - Market (IGP-M)	2.27	2.02	1.89	(0.68)	(0.10)	2.55	1.75	1.92	4.33	2.45
Institute of Geography and Statistics (IBGE)	2.26	3.83	1.72	0.83	1.54	2.18	2.04	0.62	6.17	3.75
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.36	1.24	1.24	1.24	1.24	1.24	1.24	2.85	2.49
Reference Interest Rate (TR)	0.40	0.23	0.26	0.25	0.15	0.19	0.16	0.03	0.64	0.35
Savings Account (Old Rule) (1)	1.92	1.75	1.77	1.76	1.66	1.70	1.67	1.54	3.70	3.39
Savings Account (New Rule) (1)	1.92	1.75	1.77	1.76	1.66	1.70	1.67	1.47	3.70	3.39
Business Days (number)	61	61	65	66	61	61	64	66	122	122
Indicators (Closing Rate)	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun15	Jun14
USD – Commercial Selling Rate - (R$)	3.1026	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	2.2300	3.1026	2.2025
Euro - (R$)	3.4603	3.4457	3.2270	3.0954	3.0150	3.1175	3.2265	3.0181	3.4603	3.0150
Country Risk (points)	304	322	259	239	208	228	224	236	304	208
Basic Selic Rate Copom (% p.a.)	13.75	12.75	11.75	11.00	11.00	10.75	10.00	9.00	13.75	11.00
BM&F Fixed Rate (% p.a.)	14.27	13.52	12.96	11.77	10.91	11.38	10.57	10.07	14.27	10.91

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.a. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a. the yield will be 70% of the Selic rate + TR.

Projections up to 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	9.00	5.21	4.40
General Price Index - Market (IGP-M)	6.95	5.50	5.00
Selic (year-end)	14.00	11.50	10.50
Gross Domestic Product (GDP)	(2.10)	-	2.00

Bradesco    25

       Press Release

Guidance

Bradesco's Perspective for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion (2)	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (3)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Altered from 6% up to 10% to 10% up to 14%; and

(3)   Administrative and Personnel Expenses.

  26  Economic and Financial Analysis Report – June 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2015

					R$ million
	2Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	16,074	(2,533)	13,541	-	13,541
ALL	(4,126)	576	(3,550)	-	(3,550)
Gross Income from Financial Intermediation	11,948	(1,957)	9,991	-	9,991
Income from Insurance, Pension Plans and Capitalization Bonds	1,311	-	1,311	-	1,311
Fee and Commission Income	6,107	11	6,118	-	6,118
Personnel Expenses	(3,618)	-	(3,618)	-	(3,618)
Other Administrative Expenses	(3,967)	42	(3,926)	-	(3,926)
Tax Expenses	(1,521)	170	(1,351)	-	(1,351)
Companies	33	-	33	-	33
Other Operating Income/Expenses	(2,369)	712	(1,657)	51	(1,606)
Operating Result	7,922	(1,022)	6,901	51	6,952
Non-Operating Result	(90)	35	(55)	-	(55)
Income Tax / Social Contribution and Non-controlling Interest	(3,359)	987	(2,373)	(20)	(2,393)
Net Income	4,473	-	4,473	31	4,504

(1) Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1.169 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2015

					R$ million
	1Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,281	4,318	13,599	-	13,599
ALL	(3,853)	273	(3,580)	-	(3,580)
Gross Income from Financial Intermediation	5,428	4,591	10,019	-	10,019
Income from Insurance, Pension Plans and Capitalization Bonds	1,211	-	1,211	-	1,211
Fee and Commission Income	5,701	43	5,744	-	5,744
Personnel Expenses	(3,445)	-	(3,445)	-	(3,445)
Other Administrative Expenses	(3,681)	42	(3,639)	-	(3,639)
Tax Expenses	(1,017)	(292)	(1,309)	-	(1,309)
Companies	(20)	-	(20)	-	(20)
Other Operating Income/Expenses	(2,732)	771	(1,962)	50	(1,912)
Operating Result	1,445	5,155	6,599	50	6,649
Non-Operating Result	(36)	(33)	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	2,835	(5,122)	(2,287)	(20)	(2,307)
Net Income	4,244	-	4,244	30	4,274

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$5,398 million.

  28  Economic and Financial Analysis Report – June 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Semester of 2015

					R$ million
	1H15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	25,355	1,785	27,140	-	27,140
ALL	(7,979)	849	(7,130)	-	(7,130)
Gross Income from Financial Intermediation	17,376	2,634	20,010	-	20,010
Income from Insurance, Pension Plans and Capitalization Bonds	2,522	-	2,522	-	2,522
Fee and Commission Income	11,808	54	11,862	-	11,862
Personnel Expenses	(7,063)	-	(7,063)	-	(7,063)
Other Administrative Expenses	(7,648)	84	(7,565)	-	(7,565)
Tax Expenses	(2,538)	(122)	(2,660)	-	(2,660)
Companies	13	-	13	-	13
Other Operating Income/Expenses	(5,101)	1,483	(3,619)	101	(3,518)
Operating Result	9,367	4,133	13,500	101	13,601
Non-Operating Result	(125)	2	(123)	-	(123)
Income Tax / Social Contribution and Non-controlling Interest	(525)	(4,135)	(4,660)	(40)	(4,700)
Net Income	8,717	-	8,717	61	8,778

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$4,229 million.

Bradesco    29

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Semester of 2014

					R$ million
	1H14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	27,044	(4,016)	23,028	-	23,028
ALL	(6,896)	894	(6,002)	-	(6,002)
Gross Income from Financial Intermediation	20,148	(3,122)	17,026	-	17,026
Income from Insurance, Pension Plans and Capitalization Bonds	2,514	-	2,514	-	2,514
Fee and Commission Income	10,416	195	10,611	-	10,611
Personnel Expenses	(6,727)	-	(6,727)	-	(6,727)
Other Administrative Expenses	(7,122)	61	(7,061)	-	(7,061)
Tax Expenses	(2,310)	76	(2,234)	-	(2,234)
Companies	87	-	87	-	87
Other Operating Income/Expenses	(4,350)	1,533	(2,817)	93	(2,724)
Operating Result	12,656	(1,257)	11,399	93	11,492
Non-Operating Result	(243)	173	(70)	-	(70)
Income Tax / Social Contribution and Non-controlling Interest	(5,192)	1,084	(4,108)	(37)	(4,145)
Net Income	7,221	-	7,221	56	7,277

(1) Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,184 million.

  30  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13
Assets
Current and Long-Term Assets	1,010,599	1,015,434	1,016,970	972,315	915,986	906,760	892,495	892,363
Cash and Cash Equivalents	11,677	13,683	14,646	11,316	11,535	12,110	12,196	16,427
Interbank Investments	176,268	195,746	202,412	181,335	137,654	127,014	135,456	144,967
Securities and Derivative Financial Instruments	356,115	344,430	346,358	343,445	333,200	321,970	313,327	313,679
Interbank and Interdepartmental Accounts	50,800	48,464	52,004	48,540	56,115	61,740	56,995	52,121
Loan and Leasing Operations	326,204	324,479	318,233	309,264	302,276	301,914	296,629	286,899
Allowance for Loan Losses (ALL) (1)	(23,290)	(23,011)	(22,724)	(22,255)	(21,458)	(21,051)	(21,349)	(21,476)
Other Receivables and Assets	112,825	111,643	106,041	100,670	96,664	103,063	99,241	99,746
Permanent Assets	19,163	19,381	15,070	15,049	15,146	15,469	15,644	15,331
Investments	1,669	1,636	1,712	1,931	1,887	1,871	1,830	1,910
Premises and Leased Assets	4,940	4,952	4,887	4,591	4,579	4,597	4,668	4,392
Intangible Assets	12,554	12,793	8,471	8,527	8,680	9,001	9,146	9,029
Total	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694
*
Liabilities
Current and Long-Term Liabilities	940,910	949,066	949,846	907,366	853,622	847,794	835,917	839,393
Deposits	195,926	211,702	211,612	211,882	213,270	218,709	218,063	216,778
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	293,730	303,740	320,194	297,814	255,611	250,716	256,279	258,580
Funds from Issuance of Securities	95,387	88,247	84,825	75,283	69,877	64,511	57,654	55,427
Interbank and Interdepartmental Accounts	4,578	4,247	5,958	4,540	5,673	5,343	6,864	4,806
Borrowing and Onlending	61,369	62,370	58,998	56,561	54,142	56,724	56,095	51,307
Derivative Financial Instruments	4,832	5,711	3,282	5,076	4,727	3,894	1,808	3,238
Reserves for Insurance, Pension Plans and Capitalization Bonds	164,566	157,295	153,267	145,969	142,732	137,751	136,229	133,554
Other Reserve Requirements	120,522	115,754	111,710	110,241	107,590	110,146	102,925	115,703
Deferred Income	399	312	293	266	224	560	677	676
Non-controlling Interest in Subsidiaries	1,481	1,500	393	490	486	549	605	592
Shareholders' Equity	86,972	83,937	81,508	79,242	76,800	73,326	70,940	67,033
Total	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694

(1) Includes the Allowance for Guarantees Provided, in June 2015, Allowance for Loan Losses (ALL) totaled R$23,801 million.

Bradesco    31

       Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Net Interest Income	13,541	13,599	12,986	12,281	12,066	10,962	11,264	10,729
- Interest Earning Portion	13,415	13,273	12,686	12,162	11,777	10,872	10,910	10,547
- Non-Interest Earning Portion	126	326	300	119	289	90	354	182
ALL	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)
Gross Income from Financial Intermediation	9,991	10,019	9,679	8,933	8,925	8,101	8,303	7,848
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	1,311	1,211	1,363	1,170	1,270	1,244	1,188	1,100
Fee and Commission Income	6,118	5,744	5,839	5,639	5,328	5,283	5,227	4,977
Personnel Expenses	(3,618)	(3,445)	(3,676)	(3,564)	(3,448)	(3,279)	(3,465)	(3,346)
Other Administrative Expenses	(3,926)	(3,639)	(4,159)	(3,628)	(3,575)	(3,486)	(3,848)	(3,631)
Tax Expenses	(1,351)	(1,309)	(1,211)	(1,182)	(1,120)	(1,114)	(1,254)	(987)
Equity in the Earnings (Losses) of Unconsolidated Companies	33	(20)	57	43	35	52	26	2
Other Operating Income/ (Expenses)	(1,606)	(1,912)	(1,360)	(1,311)	(1,333)	(1,391)	(1,232)	(1,194)
Operating Result	6,952	6,649	6,532	6,100	6,082	5,410	4,945	4,769
Non-Operating Result	(55)	(68)	(68)	(45)	(34)	(36)	(31)	(27)
Income Tax and Social Contribution	(2,351)	(2,275)	(2,308)	(2,075)	(2,215)	(1,871)	(1,696)	(1,638)
Non-controlling Interest	(42)	(32)	(24)	(30)	(29)	(30)	(19)	(22)
Adjusted Net Income	4,504	4,274	4,132	3,950	3,804	3,473	3,199	3,082
(1) In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Interest and Non-Interest Earning Portions

Earning Portion Breakdown

  32  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest and Non-Interest Earning Portions

Average Earning Portion Rate

	R$ million
	Net Interest Income
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Interest - due to volume					364	83
Interest - due to spread					3,675	59
- NII - Interest Earning Portion	26,688	22,649	13,415	13,273	4,039	142
- NII - Non-Interest Earning Portion	452	379	126	326	73	(200)
Net Interest Income	27,140	23,028	13,541	13,599	4,112	(58)
Average NIM (1)	7.6%	7.0%	7.6%	7.5%

 (1) Average Rate in 12 months = (Earning Portion / Total Average Assets – Repos – Permanent Assets)

In the comparison between the second quarter of 2015 over the previous quarter, the R$58 million reduction was due to: (i) the lower non-interest earning portion, totaling R$200 million; and partially offset by: (ii) the increase of "interest" portion in the amount of R$142 million, due to the increase of: (a) the average volume of business in the amount of R$83 million; and (b) average spread in the amount of R$59 million.

In the first semester of 2015, the earning portion reached R$27,140 million, increasing R$4,112 million compared with the same period of the previous year, reflecting: (i) a R$4,039 million growth in the result of interest earning operations, particularly “Credit Intermediation" portions and “Securities/Other”; and (ii) R$73 million for the non-interest earning portion.

Interest Earning Portion

Interest Earning Portion – Breakdown

	R$ million
	Interest Earning Portion Breakdown
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Credit Intermediation	20,669	18,506	10,427	10,242	2,163	185
Insurance	2,685	2,045	1,265	1,420	640	(155)
Securities/Other	3,334	2,098	1,723	1,611	1,236	112
Interest Earning Portion	26,688	22,649	13,415	13,273	4,039	142

The interest earning portion stood at R$13,415 million in the second quarter of 2015, against R$13,273 million recorded in the first quarter of 2015, accounting for an increase of R$142 million. The business lines that most contributed to this result were “Credit Intermediation” and “Securities/Other”.

In the comparison between the first semester of 2015 over the same period in the previous year, the interest earning portion recorded a R$4,039 million growth in the interest earning portion, particularly the lines of “Credit Intermediation” and “Securities/Other”.

Bradesco    33

       Economic and Financial Analysis

Interest Earning Portion

Interest Earning Portion – Rates

The interest earning portion rate in the last 12 months stood at 7.4% in the second quarter of 2015, an increase of 0.1 p.p. over the previous quarter, primarily due to the income from the interest earning portion from “Credit Intermediation” and “Securities/Other”.

Interest Earning Portion – Average Rates (12 months)

						R$ million
	1H15			1H14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	20,669	362,088	11.5%	18,506	337,264	11.1%
Insurance	2,685	158,943	3.2%	2,045	138,949	2.8%
Securities/Other	3,334	384,467	1.7%	2,098	335,130	1.1%
*
Interest Earning Portion	26,688	-	7.4%	22,649	-	6.9%
*
		2Q15		1Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,427	363,554	11.5%	10,242	360,622	11.4%
Insurance	1,265	161,967	3.2%	1,420	155,920	3.2%
Securities/Other	1,723	397,635	1.7%	1,611	371,298	1.6%
*
Interest Earning Portion	13,415	-	7.4%	13,273	-	7.3%

  34  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

	R$ million
	Net Interest Income - Credit Intermediation
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Interest - due to volume					237	28
Interest - due to spread					1,926	157
Interest Earning Portion	20,669	18,506	10,427	10,242	2,163	185
Income	32,536	27,790	15,806	16,730	4,746	(924)
Expenses	(11,867)	(9,284)	(5,379)	(6,488)	(2,583)	1,109

In the second quarter of 2015, interest earning portion of “Credit Intermediation” reached R$10,427 million, up 1.8% or R$185 million when compared to the first quarter of 2015. The variation is the result of: (i) a R$157 million increase in the average spread due to an improved management in investment resources and funding operations; and (ii) a R$28 million growth in the average business volume.

In comparison between the first semester of 2015 and the same period in the previous year, there was an increase of 11.7% or R$2,163 million. The variation is the result of: (i) an increase in the average spread, amounting to R$1,926 million, due to an improved management in investment resources and funding operations; and (ii) a R$237 million increase in the volume of operations.

Bradesco    35

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Net Earning Portion of Credit Intermediation

The graph above presents a summary of Credit Intermediation activity. The Gross Margin line refers to interest income from loans, deducted from the customer acquisition costs.

The curve relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others.

In the second quarter of 2015, the curve related to the net margin, which presents the result of the net revenue from credit interest of ALL, had a growth of 3.2% in the quarterly comparison, primarily due to: (i) the increase in the average spread; and (ii) the reduction of the cost of default, primarily due to the effect of aligning the level of provision of certain transactions with corporate customers, carried out in the first quarter of 2015.

In the comparison between the first semester of 2015 over the same period of the previous year, the net margin recorded a 8.3% growth due to an increase of: (i) the average spread; (ii) the average volume of business; and was offset: (iii) by the effect of aligning the level of provision of certain transactions with corporate customers, carried out in the first quarter of 2015 and of the slightly higher delinquency rate in the period.

  36  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In June 2015, the expanded loan portfolio of Bradesco stood at R$463.4 billion. In the quarter, Individuals showed a growth of 1.0% and the Corporate segment of 0.9%, while the Micro, Small and Medium-sized Companies segment registered a reduction of 2.7%.

In the last 12 months, the portfolio presented an increase of 6.5% primarily represented by: (i) 10.7% in Corporate segment; and (ii) 6.2% in Individuals.

For Individuals, the products that presented the strongest growth in the last 12 months were: (i) payroll-deductible loan; and (ii) real estate financing. In the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, impacted, partially, by the exchange rate variation in the period.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and farm loans).

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for Individual segment is presented below:

Individuals	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Payroll-deductible Loan	32,783	31,497	28,727	4.1	14.1
Credit Card	25,411	24,586	23,793	3.4	6.8
CDC / Vehicle Leasing	23,166	23,953	25,248	(3.3)	(8.2)
Real Estate Financing	19,668	18,778	15,564	4.7	26.4
Personal Loans	15,752	15,882	16,694	(0.8)	(5.6)
Rural Loans	9,662	10,121	9,350	(4.5)	3.3
BNDES/Finame Onlending	7,170	7,324	6,955	(2.1)	3.1
Overdraft Facilities	4,268	4,149	3,982	2.9	7.2
Sureties and Guarantees	623	557	372	11.8	67.5
Other	4,959	5,204	4,382	(4.7)	13.2
Total	143,461	142,051	135,068	1.0	6.2

Individual segment operations grew by 1.0% in the quarter and 6.2% over the last 12 months. The lines highlighted both in the quarter and in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan.

Bradesco    37

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Corporate segment is presented below:

Corporate	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Working Capital	42,324	43,277	42,869	(2.2)	(1.3)
Operations Abroad	41,090	42,139	29,249	(2.5)	40.5
BNDES/Finame Onlending	32,091	33,592	33,198	(4.5)	(3.3)
Real Estate Financing	25,568	24,300	21,739	5.2	17.6
Export Financing	21,340	16,841	16,118	26.7	32.4
Overdraft Account	11,108	11,257	11,054	(1.3)	0.5
Credit Card	11,065	11,495	12,649	(3.7)	(12.5)
CDC / Leasing	11,050	11,789	12,787	(6.3)	(13.6)
Rural Loans	6,059	6,451	7,376	(6.1)	(17.9)
Sureties and Guarantees	71,334	73,006	69,504	(2.3)	2.6
Operations bearing Credit Risk - Commercial Portfolio (1)	33,418	33,913	33,356	(1.5)	0.2
Other	13,497	13,195	10,264	2.3	31.5
Total	319,945	321,254	300,163	(0.4)	6.6

(1) Includes debenture and promissory note operations.

Corporate segment operations decreased by 0.4% in the quarter and grew by 6.6% in the last 12 months. The lines highlighted in the quarter were the following: (i) export financing; and (ii) real estate financing. In the last 12 months, the lines that showed significant growth were: (i) operations abroad; and (ii) export financing.

Expanded Loan Portfolio – Consumer Financing (1)

The graph below shows the types of credit related to Consumer Financing of Individual segment, which stood at R$97.1 billion in June 2015, an increase of 1.2% over the quarter and 2.8% over the last 12 months.

The lines highlighted in June 2015 are: (i) personal loans, including payroll-deductible loans, totaling R$48.5 billion; and (ii) credit card, totaling R$25.4 billion. Together, these operations totaled R$73.9 billion, accounting for 76.1% of the Consumer Financing balance.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants operations.

  38  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
CDC Portfolio	30,556	31,726	33,063	(3.7)	(7.6)
Individuals	22,906	23,654	24,805	(3.2)	(7.7)
Corporate	7,650	8,072	8,258	(5.2)	(7.4)
Leasing Portfolio	1,334	1,514	2,071	(11.9)	(35.6)
Individuals	260	299	443	(13.0)	(41.3)
Corporate	1,074	1,215	1,628	(11.6)	(34.0)
Finame Portfolio	12,101	10,356	11,136	16.9	8.7
Individuals	476	551	701	(13.6)	(32.1)
Corporate	11,625	9,805	10,435	18.6	11.4
Total	43,991	43,596	46,270	0.9	(4.9)
Individuals	23,642	24,504	25,949	(3.5)	(8.9)
Corporate	20,349	19,092	20,321	6.6	0.1

Vehicle financing operations (individual and corporate) totaled R$44.0 billion in June 2015, presenting an increase in quarter-over-quarter comparison and a decrease in year-over-year comparison. Of the total vehicle portfolio, 69.5% corresponds to CDC, 27.5% to Finame, and 3.0% to Leasing. Individuals represented, in June 2015, 53.7% of the portfolio, while Corporate segment accounted for the remaining 46.3%. Highlight to the Finame operation for Legal Entities, which grew 18.6% in the quarter and 11.4% in the period comprising the last 12 months.

The variations presented in the portfolio are the reflection of a more reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for higher value of entry for these financing operations.

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector showed a slight variation in the share of the sectors that it comprises.

Activity Sector	R$ million
	Jun15%		Mar15%		Jun14%
Public Sector	12,339	2.7	8,749	1.9	7,359	1.7
Private Sector	451,067	97.3	454,556	98.1	427,872	98.3
0
Corporate	307,606	66.3	312,505	67.5	292,804	67.3
Industry	94,305	20.4	94,438	20.4	89,141	20.5
Commerce	55,662	12.0	57,139	12.3	54,304	12.5
Financial Intermediaries	5,798	1.3	6,931	1.5	9,042	2.1
Services	148,098	32.0	150,114	32.4	136,461	31.4
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,743	0.8	3,883	0.8	3,856	0.9
Individuals	143,461	31.0	142,051	30.7	135,068	31.0
Total	463,406	100.0	463,305	100.0	435,231	100.0

Bradesco    39

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$24.0 billion growth in the loan portfolio over the last 12 months, and accounted for 5.2% of the portfolio in June 2015.

(1) Includes new loans contracted in the last 12 months by customers since June 2014.

  40  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and customers that remained in the loan portfolio since June 2014 received ratings between AA and C, demonstrating the adequacy and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating from June 2014 through June 2015
Rating	Total Credit on June 2015		New customers between July 2014 and June 2015		Remaining Customers from June 2014
	R$ million	%	R$ million	%	R$ million	%
AA - C	433,509	93.6	22,892	95.6	410,617	93.5
D	7,927	1.7	307	1.2	7,620	1.7
E - H	21,970	4.7	770	3.2	21,200	4.8
Total	463,406	100.0	23,969	100.0	439,437	100.0

Expanded Loan Portfolio – By Customer Profile

The chart below presents the evolution in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Corporations	208,173	206,338	187,983	0.9	10.7
SMEs	111,772	114,916	112,180	(2.7)	(0.4)
Individuals	143,461	142,051	135,068	1.0	6.2
Total Loan Operations	463,406	463,305	435,231	-	6.5

Expanded Loan Portfolio – By Customer Profile and Rating (%)

The range represented by credits classified between AA and C remained stable during the quarter.

Customer Profile	By Rating
		Jun15			Mar15			Jun14
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	97.9	0.6	1.5	97.5	0.7	1.7	98.4	0.4	1.2
SMEs	89.0	3.5	7.5	89.7	3.1	7.3	90.3	2.9	6.8
Individuals	90.7	1.9	7.4	91.1	1.7	7.2	91.0	1.7	7.3
Total	93.6	1.7	4.7	93.6	1.6	4.8	94.0	1.5	4.5

Bradesco    41

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio - By Business Segment

Regarding the growth of the expanded loan portfolio by "Business Segment", we highlight the growth of the Prime and Corporate segments, in the quarter and in the last 12 months.

Business Segments	R$ million						Variation %
	Jun15%		Mar15%		Jun14%		Quarter	12M
Retail	129,191	27.9	128,409	27.7	121,878	28.0	0.6	6.0
Corporate	209,317	45.2	207,340	44.7	189,727	43.6	1.0	10.3
Middle Market	48,772	10.5	50,409	10.9	48,199	11.1	(3.2)	1.2
Prime	22,473	4.8	22,170	4.8	20,222	4.6	1.4	11.1
Other / Non-account Holders (1)	53,654	11.6	54,976	11.9	55,206	12.7	(2.4)	(2.8)
Total	463,406	100.0	463,305	100.0	435,231	100.0	-	6.5

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$15.2 billion in June 2015 (US$15.1 billion in March 2015 and US$15.5 billion in June 2014), an increase of 0.7% as compared to the previous quarter and a reduction of 1.9% over the last 12 months, in U.S. Dollars. In Brazilian reais, such operations totaled R$47.0 billion in June 2015 (R$48.5 billion in March 2015 and R$34.0 billion in June 2014), a reduction of 3.1% in the quarter and an increase of 38.2% over the last 12 months.

In June 2015, total loan operations in reais reached R$416.4 billion (R$414.8 billion in March 2015 and R$401.2 billion in June 2014), an increase of 0.4% in the quarter and 3.8% in the last 12 months.

  42  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

The range of the hundred main debtors was slightly more concentrated in the quarter, and with excellent quality of credit represented by most of the clients with ratings between AA and A.

Loan Portfolio (1) – By Type

All operations bearing credit risk reached R$490.9 billion, a reduction of 0.3% in the quarter and an increase of 6.4% in the last 12 months.

	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Loans and Discounted Securities	172,004	171,516	156,010	0.3	10.3
Financing	127,662	125,197	117,955	2.0	8.2
Rural and Agribusiness Financing	22,879	23,750	23,341	(3.7)	(2.0)
Leasing Operations	3,660	4,015	4,969	(8.8)	(26.3)
Advances on Exchange Contracts	7,835	7,036	6,414	11.4	22.2
Other Loans	20,985	20,909	19,978	0.4	5.0
Subtotal Loan Operations (2)	355,024	352,424	328,668	0.7	8.0
Sureties and Guarantees Granted (Memorandum Accounts)	71,958	73,563	69,875	(2.2)	3.0
Operations bearing Credit Risk - Commercial Portfolio (3)	33,418	33,913	33,356	(1.5)	0.2
Letters of Credit (Memorandum Accounts)	347	502	402	(30.9)	(13.7)
Advances from Credit Card Receivables	1,283	1,493	1,386	(14.1)	(7.4)
Co-obligation in Loan Assignment CRI (Memorandum Accounts)	1,274	1,308	1,432	(2.6)	(11.0)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	103	102	111	1.0	(7.2)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	463,406	463,305	435,231	-	6.5
Other Operations Bearing Credit Risk (4)	27,500	29,067	26,344	(5.4)	4.4
Total Operations bearing Credit Risk	490,906	492,372	461,575	(0.3)	6.4

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debenture and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

Bradesco    43

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio (1) – By Flow of Maturities (2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

  44  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loan Portfolio (1) – Delinquency

The delinquency ratio, comprising the balance of operations in delays for more than 90 days, showed a slight increase, mainly due to the continuity of the process of deceleration of the economic activity and its impacts, among them the decrease of the growth of the credit portfolio, including the retraction of the portfolio of the Micro, Small and Medium-sized Enterprise segment.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, increased slightly for both Individual and Corporate segments.

In the annual comparative, the ratio was mainly influenced by Corporate segment since Individuals remained stable.

(1) As defined by Bacen.

Bradesco    45

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses (1)

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses totaled R$23.8 billion in June 2015, representing 6.7% of the total loan portfolio, comprising: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

  46  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Loss (1)

It must be mentioned the assertiveness of the provisioning criteria adopted, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.6% of the portfolio(1) in June 2014, the net loss in the subsequent 12 months was 3.0%, that is, the existing provision exceeded over 124% the loss occurred in the subsequent 12 months.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

Bradesco    47

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Provision for Allowance for Loan Losses (1)

Allowance for loan losses ratios have presented very comfortable levels in relation to loans over 60 and 90 days past due, and reached a 146.5% and a 180.4% coverage, respectively.

The Non-Performing Loans ratio (operations over 60 days past due) presented a slight increase in the quarter-over-quarter comparison and year-over-year comparison, mainly due to the downturn in the economic activities and its impacts.

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

  48  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With a view to facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Jun15	Mar15	Jun14
Total Loan Operations (1)	355,024	352,424	328,668
- Individuals	142,232	140,859	133,959
- Corporate	212,792	211,565	194,709
Total Provision (2)	23,801	23,618	21,791
- Specific	12,699	12,325	11,097
- Generic	7,098	7,285	6,685
- Excess (2)	4,004	4,008	4,009
Specific Provision / Total Provision (2) (%)	53.4	52.2	50.9
Total Provision (2) / Loan Operations (%)	6.7	6.7	6.6
AA - C Rated Loan Operations / Loan Operations (%)	91.9	92.1	92.2
D Rated Operations under Risk Management / Loan Operations (%)	2.0	1.9	1.9
E - H Rated Loan Operations / Loan Operations (%)	6.1	6.1	5.9
D Rated Loan Operations	7,167	6,655	6,224
Provision for D-rated Operations	2,017	1,872	1,717
D Rated Provision / Loan Operations (%)	28.1	28.1	27.6
D - H Rated Non-Performing Loans	18,773	17,926	16,551
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	126.8	131.7	131.7
E - H Rated Loan Operations	21,497	21,356	19,388
Provision for E-to-H-rated Loan Operations	18,181	17,965	16,190
E - H Rated Provision / Loan Operations (%)	84.6	84.1	83.5
E - H Rated Non-Performing Loans	15,185	14,703	13,560
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	156.7	160.6	160.7
Non-performing Loans (3)	16,246	15,770	14,538
Non-performing Loans (3) / Loan Operations (%)	4.6	4.5	4.4
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	146.5	149.8	149.9
Loan Operations Overdue for over 90 days	13,195	12,631	11,658
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.7	3.6	3.5
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	180.4	187.0	186.9

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

Bradesco    49

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as add (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco presents low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding location of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

Funding vs. Investments	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Demand Deposits + Sundry Floating	29,550	36,794	39,913	(19.7)	(26.0)
Savings Deposits	91,008	91,741	84,319	(0.8)	7.9
Time Deposits + Debentures (1)	144,463	155,834	158,532	(7.3)	(8.9)
Funds from Financial Bills (2)	87,288	80,171	61,809	8.9	41.2
Customer Funds	352,309	364,540	344,573	(3.4)	2.2
(-) Reserve Requirements	(48,913)	(46,889)	(53,502)	4.3	(8.6)
(-) Available Funds	(7,961)	(10,549)	(7,651)	(24.5)	4.1
Customer Funds Net of Reserve Requirements	295,435	307,102	283,420	(3.8)	4.2
Onlending	40,905	42,605	40,414	(4.0)	1.2
Securities Abroad	8,099	8,076	8,068	0.3	0.4
Borrowing	20,465	19,764	13,727	3.5	49.1
Other (Subordinated Debt + Other Borrowers - Cards)	54,200	54,712	50,751	(0.9)	6.8
Total Funding (A)	419,104	432,259	396,380	(3.0)	5.7
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	391,448	389,742	365,356	0.4	7.1
B/A (%)	93.4	90.2	92.2	3.2 p.p.	1.2 p.p.

(1)  Debentures mainly used to back repos; and

(2) Includes: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate.

  50  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Demand Deposits	26,125	30,230	36,176	(13.6)	(27.8)
Savings Deposits	91,008	91,741	84,319	(0.8)	7.9
Time Deposits	78,062	89,276	92,254	(12.6)	(15.4)
Debentures (1)	66,401	66,558	66,278	(0.2)	0.2
Borrowing and Onlending	61,369	62,370	54,142	(1.6)	13.3
Funds from Issuance of Securities (2)	95,387	88,247	69,877	8.1	36.5
Subordinated Debts	37,426	37,990	35,384	(1.5)	5.8
Total	455,778	466,412	438,430	(2.3)	4.0

(1) Considering mostly debentures used to back repos; and

(2) Includes: Financial Bills, on June 30, 2015, totaling R$60,608 million (March 31, 2015 – R$55,146 million and June 30, 2014 – R$48,111 million).

Demand deposits

The reductions of R$4,105 million, or 13.6%, in the second quarter of 2015 as compared to the previous quarter, and of R$10,051 million, or 27.8%, as compared to the same period of the previous year, were mostly due to new business opportunities offered to customers, because of interest rate fluctuations in that period.

Savings Deposits

Savings deposits totaled R$91,008 million in the end of the second quarter of 2015, showing a reduction of 0.8% as compared to the end of the previous quarter.

In the comparison between June 2015 over the same period of the previous year, the increase of R$6,689 million, or 7.9%, substantially originated by: (i) the increase in deposits by customers; and (ii) the yield of savings deposits reserve.

Bradesco is always increasing its savings accounts base, posting a net growth of 5.8 million new savings accounts over the last 12 months.

Bradesco    51

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Time Deposits

At the end of June 2015, the balance of time deposits totaled R$78,062 million, registering reductions both in the quarterly comparative, of 12.6%, or R$11,214 million, and in the annual comparative, 15.4%, or R$14,192 million.

This performance was primarily due to the oscillations of the interest rates occurring in the period and to the new investment alternatives available to customers.

Debentures

In June 30, 2015, the Bradesco’s debentures balance totaled R$66,401 million, remaining practically stable both in the quarterly and annual comparatives.

Borrowing and Onlending

The reduction of R$1,001 million, or 1.6%, in the quarter-over-quarter comparison was a result of: (i) the reduction of R$ 1,708 million in the volume of funding raised by borrowings and onlending in the country, through operations of Finame and BNDES; and compensated, in part: (ii) by the increase of R$707 million in bonds for loans and onlending denominated and/or indexed in foreign currency.

In the comparison between June 2015 over the same period of the previous year, the balance of borrowings and onlending recorded an increase of R$7,227 million, or 13.3%, primarily due to: (i) the increase of R$8,199 million in borrowings and onlending denominated and/or indexed in foreign currency, whose balance modified from R$13,921 million in June 2014 to R$22,120 million in June 2015, primarily due to the positive exchange rate variation of 40.9% in the period; offset by: (ii) the reduction of R$972 million, or 2.4%, in the volume of resources captured by borrowings and onlending in the country, mainly in the form of Finame operations.

  52  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Funds from Issuance of Securities

Funds from Issuance of Securities totaled R$95,387 million, an increase of R$7,140 million, or 8.1%, over the previous quarter, primarily due to: (i) the increase in the Financial Bills operations, totaling R$5,462 million; (ii) the increase in Real Estate Loan Letters operations, totaling R$3,124 million; offset by: (iii) the reduction in Letters of Credit for Agribusiness operations, totaling R$1,484 million.

In the comparison between the end of June 2015 over the same period of the previous year, the increase of R$25,510 million, or 36.5%, was essentially due to: (i) the increased inventory of Financial Bills, from R$48,111 million in June 2014 to R$60,608 million in June 2015, primarily due to the new issuances in the period; (ii) the higher volume of Mortgage Bonds, in the amount of R$8,358 million; and (iii) the higher volume of Letters of Credit for Agribusiness operations, totaling R$4,796 million.

Subordinated Debt

Subordinated Debt totaled R$37,426 million in June 2015 (R$10,893 million abroad and R$26,533 million in Brazil), presenting a reduction of 1.5%, or R$564 million, in the quarter-over-quarter comparative, primarily due to the maturity of debts, and an increase of 5.8%, or R$2,042 million, in the year-over-year comparative, mainly due to the exchange rate variation for the period.

Bradesco    53

       Economic and Financial Analysis

Interest Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

	R$ million
	Securities/Other Margin - Interest Earning Operations
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Interest - due to volume					71	38
Interest - due to spread					1,165	74
Interest Earning Portion	3,334	2,098	1,723	1,611	1,236	112
Income	28,275	16,538	11,070	17,205	11,737	(6,135)
Expenses	(24,941)	(14,440)	(9,347)	(15,594)	(10,501)	6,247

In the comparison between the second quarter of 2015 over the previous quarter, there was an increase of R$112 million in the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM). The change observed was primarily due to: (i) an increase of the average spread in the amount of R$74 million; and (ii) an increase in the volume of operations, in the amount of R$38 million.

In the comparison between the first semester of 2015 over the same period of the previous year, the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM), recorded an increase of R$1,236 million. This result was due to: (i) an increase of R$1,165 million in the average spread; and (ii) an increase in the volume of operations, resulting in R$71 million.

Interest Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

	R$ million
	Insurance Margin - Interest Earning Operations
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Interest - due to volume					56	15
Interest - due to spread					584	(170)
Interest Earning Portion	2,685	2,045	1,265	1,420	640	(155)
Income	10,575	7,055	5,420	5,155	3,520	265
Expenses	(7,890)	(5,010)	(4,155)	(3,735)	(2,880)	(420)

Comparing the second quarter of 2015 with the previous quarter, the interest earning portion of insurance operations recorded a R$155 million decrease, or 10.9%, which was due to: (i) a R$170 million decrease in the average spread; reflecting, primarily, IPCA and IGP-M performance in the quarter and partially offset by: (ii) an increase in the volume of operations, totaling R$15 million.

In the comparison between the first semester of 2015 and the same period of the previous year, the earning portion presented an increase of 31.3%, or R$640 million, due to: (i) the growth of the average spread, in the amount of R$584 million; and (ii) a greater volume of operations, in the amount of R$56 million.

  54  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Non-Interest Earning Portion

Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Non-Interest Earning Portion	452	379	126	326	73	(200)

Non-interest earning portion stood at R$126 million in the second quarter of 2015, compared to R$326 million in the previous quarter, for a R$200 million reduction, due to minor gains with arbitration of markets. In the semester-over-semester comparison, there was an increase of R$73 million in the non-interest earning portion.

Bradesco    55

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros:

Consolidated Statement of Financial Position

	R$ million
	Jun15	Mar15	Jun14
Assets
Current and Long-Term Assets	191,343	182,053	165,203
Securities	179,129	170,395	154,261
Insurance Premiums Receivable	3,308	2,991	2,969
Other Loans	8,906	8,667	7,973
Permanent Assets	5,000	4,900	4,434
Total	196,343	186,953	169,637
Liabilities
Current and Long-Term Liabilities	173,544	165,185	150,230
Tax, Civil and Labor Contingencies	2,804	2,596	2,354
Payables on Insurance, Pension Plan and Capitalization Bond Operations	545	536	446
Other Reserve Requirements	5,629	4,758	4,699
Insurance Technical Reserves	13,261	13,052	12,272
Life and Pension Plan Technical Reserves	144,337	137,322	124,192
Capitalization Bond Technical Reserves	6,968	6,921	6,267
Non-controlling Interest	612	631	594
Shareholder's Equity (1)	22,187	21,137	18,813
Total	196,343	186,953	169,637

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$16,112 million on June 30, 2015.

Consolidated Income Statement

	R$ million
	1H15	1H14	2Q15	1Q15
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	30,357	25,442	16,723	13,634
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	16,873	14,469	8,452	8,421
Financial Result from the Operation	2,691	2,108	1,310	1,381
Sundry Operating Income	421	383	263	158
Retained Claims	(10,199)	(8,275)	(5,121)	(5,078)
Capitalization Bond Draws and Redemptions	(2,416)	(2,260)	(1,198)	(1,218)
Selling Expenses	(1,641)	(1,417)	(824)	(817)
General and Administrative Expenses	(1,201)	(1,091)	(648)	(553)
Tax Expenses	(418)	(318)	(245)	(173)
Other Operating Income/Expenses	(326)	(409)	(155)	(171)
Operating Result	3,784	3,190	1,834	1,950
Equity Result	309	324	175	134
Non-Operating Result	(3)	(21)	(3)	-
Income before Taxes and Profit Sharing	4,090	3,493	2,006	2,084
Income Tax and Contributions	(1,404)	(1,273)	(664)	(739)
Profit Sharing	(47)	(45)	(21)	(26)
Non-controlling Interest	(73)	(63)	(37)	(36)
Net Income	2,566	2,112	1,284	1,283

Note: For comparison purposes, the non-recurring events’ effects are not considered.

  56  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Life and Pension Plans	785	762	693	588	698	639	582	552
Health	116	182	201	168	184	192	175	139
Capitalization Bonds	145	152	120	74	119	110	101	105
Basic Lines and Other	238	187	222	228	71	99	143	82
Total	1,284	1,283	1,236	1,058	1,072	1,040	1,001	878

Performance Ratios

	%
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Claims Ratio (1)	71.4	71.7	70.9	72.7	70.2	70.1	71.1	72.7
Expense Ratio (2)	10.7	10.4	10.6	10.5	11.2	10.4	10.9	10.4
Administrative Expenses Ratio (3)	4.0	4.1	4.0	4.6	4.0	4.7	4.3	4.9
Combined Ratio (4) (5)	86.5	86.8	85.9	86.5	86.3	86.4	86.1	86.9

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excludes additional reserves.

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the second quarter of 2015, the billing, in comparison to the previous quarter, presented a growth of 23.0%, not considering the DPVAT accreditation, influenced by the products of "Life and Pension", which presented evolution of 45.3%.

In the first semester of 2015, the production registered a growth of 19.4% compared to the same period in the previous year, not considering the DPVAT accreditation, influenced by products of "Life and Pension" and "Health", which presented growths of 26.1% and 21.5%, respectively.

Bradesco    57

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

(*) In January 2014, Bradesco Vida e Previdência requested the shutdown of DPVAT insurance consortia. The DPVAT accreditation share dropped from 18.4% to 5.4%, a decrease of 13 p.p. over December 2013.

  58  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco    59

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Expense Ratio by Segment

  60  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Billing

The improvement in the administrative efficiency ratio between the second quarter of 2015 and the previous quarter is a result of: (i) the benefits generated with cost-cutting measures; and (ii) an increase of
22.7% in billing for the period.

Bradesco    61

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

  62  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Net Income	785	762	693	588	698	639	582	552
Premium and Contribution Income (1)	9,183	6,318	10,644	5,645	7,301	4,994	8,505	4,971
- Income from Pension Plans and VGBL	7,921	5,081	9,371	4,383	6,117	3,898	7,317	3,838
- Income from Life/Personal Accidents Insurance Premiums	1,262	1,237	1,273	1,262	1,184	1,096	1,188	1,133
Technical Reserves	144,337	137,322	133,857	126,858	124,192	119,942	119,228	115,814
Investment Portfolio	152,035	144,426	140,704	132,535	129,193	126,001	124,655	121,211
Claims Ratio	34.4	35.3	35.0	36.6	31.5	29.9	37.3	43.3
Expense Ratio	17.0	18.6	18.7	18.5	20.7	21.8	21.2	21.8
Combined Ratio	59.7	61.1	61.8	63.4	57.8	58.6	67.3	72.6
Participants / Policyholders (in thousands)	29,660	29,306	28,207	27,625	27,789	27,451	28,256	28,044
Premium and Contribution Income Market Share (%) (2)	26.2	23.9	28.4	25.4	26.6	26.1	30.2	29.1
Life/AP Market Share - Insurance Premiums (%) (2)	17.2	17.7	17.3	17.7	17.2	17.6	17.0	16.9

 (1) Life/VGBL/PGBL/Traditional; and

(2) The second quarter of 2015 includes the latest data released by SUSEP (May/15).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Because of its solid structure, innovative product policy and the trust it has earned in the market, Bradesco Vida e Previdência accounted for 26.2% of the pension plan and VGBL income. (Source: SUSEP - May/2015).

Net income for the second quarter of 2015 was up 3.0% over the previous quarter, influenced by the following factors: (i) a growth of 45.3% in billing; (ii) a decline of 0.9 p.p. in the claims ratio index; (iii) a decline of 1.6 p.p. in the commercialization index; (iv) the result of decrease in operating expenses; and (v) an increase in the financial results and equity.

Net income for the first semester of 2015 was up 15.7% over the same period in the previous year, influenced by the following factors: (i) an increase of 26.1% in billing; (ii) a reduction of 3.5 p.p. in the expense ratio; (iii) an improved financial income; (iv) the result of decrease in operating expenses; and, even when considering the collective bargaining agreement, in January 2015; partially offset by: (v) an increase of 4.0 p.p. in the claims ratio; and (vi) a decrease in the equity result.

Bradesco    63

       Economic and Financial Analysis

Bradesco Vida e Previdência

In June 2015, technical reserves for Bradesco Vida e Previdência stood at R$144.3 billion, made up of R$137.4 billion from "Pension Plans and VGBL" and R$6.9 billion from "Life, Personal Accidents and Other Lines", resulting an increase of 16.2% over June 2014.

The Pension Plan and VGBL Investment Portfolio accounted for 30.0% of market funds in May 2015 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In June 2015, the number of Bradesco Vida e Previdência customers was up 2.4 million pension plan and VGBL participants, and 27.2 million life and personal accident policyholders.	This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

  64  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Net Income	116	182	201	168	184	192	175	139
Net Written Premiums	4,376	4,186	4,078	3,851	3,509	3,372	3,274	3,154
Technical Reserves	6,785	6,665	6,453	6,226	6,149	5,794	5,726	6,585
Claims Ratio	89.7	88.5	87.7	87.6	86.1	86.9	88.5	89.8
Expense Ratio	5.4	5.3	5.1	4.8	4.6	4.1	5.4	5.4
Combined Ratio	102.9	101.5	99.5	98.1	97.7	96.9	99.5	99.6
Policyholders (in thousands)	4,472	4,478	4,525	4,475	4,360	4,273	4,173	4,117
Written Premiums Market Share (%) (1)	48.4	48.0	46.1	45.8	45.2	45.4	46.0	45.6

(1) The second quarter of 2015 includes the latest data released by ANS (May/15).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the second quarter of 2015 was down 36.3% over the previous quarter, mainly due to: (i) the decrease in the financial result; (ii) the increase in the claims ratio index; and partially offset by: (iii) an increase of 4.5% in billing.

Net income for the first semester of 2015 was down 20.7% over the same period of the previous year, mainly due to: (i) the increase in the combined index, which was impacted, in part by: (a) an increase of 2.7% in the claims ratio; and (b) an increase in the operating expenses related to the constitution of civil contingencies and provision for delayed premiums; partially offset by: (ii) an increase of 24.4% in billing; and (iii) an improvement in the financial results.

In June 2015, Bradesco Saúde and Mediservice maintained a strong market position in the corporate segment (source: ANS).

Approximately 116 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 51 are Bradesco Saúde and Mediservice customers (source: Exame magazine - "Melhores e Maiores" ranking, July 2015).

Bradesco    65

       Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of approximately 4.5 million customers. The large share of corporate insurance in this portfolio (96.1% in June 2015) is proof of its high level of specialization and customization in the provision of group plans.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Net Income	145	152	120	74	119	110	101	105
Capitalization Bond Income	1,323	1,338	1,432	1,416	1,290	1,205	1,296	1,234
Technical Reserves	6,968	6,921	6,708	6,502	6,267	6,081	5,900	5,762
Customers (in thousands)	3,349	3,393	3,433	3,436	3,456	3,485	3,475	3,428
Premium Income Market Share (%) (1)	26.0	27.7	24.4	24.3	23.6	24.3	22.1	21.8

 (1) The second quarter of 2015 includes the latest data released by SUSEP (May/15).

Net income for the second quarter of 2015 recorded a reduction of 4.6% over the results recorded in the previous quarter, primarily due to a decrease in financial income.

Net income for the first semester of 2015 recorded an increase of 29.7% over the same period in the previous year, primarily due to: (i) an increase of 6.7% in billing; and (ii) the improved financial income.

  66  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended May 2015 in first place among the capitalization bond private companies, due to its policy of transparency and by adjusting its products based on potential consumer demand and consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its customers, Bradesco Capitalização has a product portfolio ranging by payment method (lump or monthly), contribution term, periodicity and value of premiums that meet requirements and expectations of the customers.

Combining a pioneer spirit with business strategic view, Bradesco Capitalização has launched onto the market products concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering to customers the possibility of creating a financial reserve, Capitalization Bonds with socio-environmental profile seek to raise customer’s awareness about the importance of this theme and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) SOS Mata Atlântica Foundation (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Amazonas Sustentável Foundation (which contributes to the sustainable development, environmental preservation and improvement of life quality in communities that benefit from preservation centers in the state of Amazonas); (iii) the Brazilian Cancer Control Institute (which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); and (iv) Tamar Project (created to preserve sea turtles).

The portfolio is composed of 22.5 million active bonds. Of this total, 36.1% are represented by “Traditional Bonds”, sold at the Branch Network and at Bradesco Dia&Noite service channels. The other 63.9% of the portfolio is represented by “Incentive” bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the purpose of this type of capitalization bond is to add value to the product of a partner company or even to encourage timely payment by its customers, the bonds have reduced maturity and grace terms and lower sale price.

Bradesco    67

       Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13
Net Income	73	42	60	37	38	86	71	25
Net Written Premiums	1,466	1,401	1,319	1,655	1,551	1,399	1,108	1,276
Technical Reserves	5,970	5,910	5,823	5,952	5,689	5,314	4,998	5,003
Claims Ratio	57.3	61.2	62.1	62.8	62.5	58.0	59.1	59.5
Expense Ratio	20.9	19.7	19.5	21.0	21.8	20.9	19.6	18.9
Combined Ratio	103.7	107.3	106.4	105.4	107.6	103.6	104.5	101.6
Policyholders (in thousands)	3,971	4,285	4,480	4,536	3,690	3,882	3,613	3,631
Premium Income Market Share (%) (1)	9.9	9.9	10.1	10.6	10.6	10.3	8.8	9.1

 (1) The second quarter of 2015 includes the latest data released by SUSEP (May/15).

Note: We are considering Atlântica Companhia de Seguros as of the first quarter of 2014.

Net income in the second quarter of 2015 was 73.8% more than the results calculated in the previous quarter, due to: (i) the growth of 4.6% in billing; (ii) the decline of 3.9% in the claims ratio index; (iii) the result of the decrease in operating expenses; and (iv) the increase in the equity results; partially offset by: (v) a decrease in the financial results.

Net income in the first semester of 2015 presented a 7.3% decrease over the same period of the previous year, primarily due to: (i) the decrease in the equity results; (ii) the result of the decrease in operating expenses, partially offset by: (iii) the reduction in the claims ratio index and commercialization; and (iv) the improvement in the financial results.

In the segments of Auto and Civil Liability of Vehicles, the Insurer has implanted a new pricing model, which has provided more competitiveness and greater accuracy in monitoring results. In this segment the product "Bradesco Auto Assistência Total" was also launched, which offers Bradesco account holders, Assistance services Day and Night for vehicle and residence.

The residential insurance continues to be a priority focus. A new product was launched with monthly payment through direct debit in current account, the "Bradesco Bilhete Residencial

Mensal". The sale is carried out by means of an application available on smartphones and tablets with the IOS system. The service of "Assistência Sustentável" (Sustainable Assistance) was also launched in Bradesco Seguro Residencial (Residential Insurance), which allows the clients of the product to dispose of goods in disuse in a sustainable manner.

The launch of the product "Bradesco Seguro Fiança Locatícia", which ensures the rental contracts of residential property, enabled the entry on the market of real estate, which has a high growth potential and perspective to aggregate more business to the Insurance Group.

Aiming to provide more convenience and efficiency in the provision of services, Bradesco Auto/RE currently counts with 31 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place. Some of the services offered include: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks and glass repairs or replacement. The Central de Monitoramento e Atendimento (Monitoring and Care Center) was also implanted, which enables the monitoring of services of Day and Night Assistance and of service levels.

  68  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base.

It must be pointed out that the company continues with a strong strategy for the “home insurance” segment, totaling more than 1.3 million insured homes.

Bradesco    69

       Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income					R$ million
	1H15	1H14	2Q15	1Q15	Variation
					Half	Quarter
Card Income	4,581	3,901	2,373	2,208	680	165
Checking Account	2,276	1,916	1,204	1,072	360	132
Loan Operations	1,333	1,198	698	635	135	63
Fund Management	1,262	1,139	637	625	123	12
Collection	778	768	391	387	10	4
Consortium Management	499	413	255	244	86	11
Underwriting / Financial Advisory Services	298	381	149	149	(83)	-
Custody and Brokerage Services	264	246	135	129	18	6
Payments	197	196	95	102	1	(7)
Other	374	453	181	193	(79)	(12)
Total	11,862	10,611	6,118	5,744	1,251	374
Business Days	122	122	61	61	-	-

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

  70  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Fee and Commission Income

Card Income

Income from card fees totaled R$2,373 million in the second quarter of 2015, an increase of R$165 million, or 7.5% over the previous quarter, basically due to: (i) the increase in the volume of transactions carried out in the period; (ii) the increase in billing; and (iii) the impact of the creation of a services joint venture (Cateno) in Cielo.

In the comparison between the first semester of 2015 over the same period of previous year, the 17.4% growth, or R$680 million, is primarily due to: (i) the increase in transactions effected and billing in the period; (ii) the increase of the base of cards; and (iii) the impact of the creation of a services joint venture (Cateno) in Cielo.

Bradesco    71

       Economic and Financial Analysis

Fee and Commission Income

Checking Account

The revenues of current account presented increments both in the quarterly comparative, of 12.3% or R$132 million, as in the half-yearly comparative, of 18.8% or R$360 million, due primarily: (I) to the increase in the volume of business; and (ii) by the expansion of the portfolio of services rendered, with the adhesion of clients for the new segments “Classic” and “Exclusive”.

Loan Operations

In the second quarter of 2015, revenues from loan operations totaled R$698 million, which represent a R$63 million or 9.9% increase over the previous quarter, due to the increased volume of operations contracted in the quarter.

In the comparison between the first semester of 2015 and the same period of previous year, the R$135 million or 11.3% increase was substantially due to a higher income from collaterals, which increased 23.3%, deriving mostly from a 3.0% growth in the volume of “Sureties and Guarantees” operations.

  72  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the second quarter of 2015, fund management income totaled R$637 million, presenting an increase of R$12 million or 1.9% compared to previous quarter, mainly due to a 4.5% growth in volume of funds and portfolios raised and managed.

In the comparison between the first semester of 2015 over the same period of previous year, the increase of R$123 million or 10.7%, was basically due to the increase in the volume of funds raised and managed, which grew 11.4% in the period.

Investments in fixed income funds led the segment, with growth of 12.2% in the period.

Shareholders' Equity	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Investment Funds	469,591	450,815	423,668	4.2	10.8
Managed Portfolios	38,898	34,837	30,964	11.7	25.6
Third-Party Fund Quotas	6,239	6,788	7,614	(8.1)	(18.1)
Total	514,728	492,440	462,246	4.5	11.4
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Jun15	Mar15	Jun14	Quarter	12M
Investment Funds – Fixed Income	443,788	425,218	395,546	4.4	12.2
Investment Funds – Equities	25,803	25,597	28,122	0.8	(8.2)
Investment Funds – Third-Party Funds	4,342	4,887	5,496	(11.2)	(21.0)
Total - Investment Funds	473,933	455,702	429,164	4.0	10.4
x
Managed Portfolios - Fixed Income	30,421	27,697	21,870	9.8	39.1
Managed Portfolios – Equities	8,477	7,140	9,094	18.7	(6.8)
Managed Portfolios - Third-Party Funds	1,897	1,901	2,118	(0.2)	(10.4)
Total - Managed Funds	40,795	36,738	33,082	11.0	23.3
x
Total Fixed Income	474,209	452,915	417,416	4.7	13.6
Total Equities	34,280	32,737	37,216	4.7	(7.9)
Total Third-Party Funds	6,239	6,788	7,614	(8.1)	(18.1)
Overall Total	514,728	492,440	462,246	4.5	11.4

Bradesco    73

       Economic and Financial Analysis

Fee and Commission Income
Cash ManagementSolutions (Payments and Collection)

In the second quarter of 2015, billing and collection income remained virtually stable compared to the previous quarter.

In the comparison between the first semester of 2015 over the same period of previous year, the annual increase of 1.1%, or R$11 million, was due to the greater volume of processed documents, up from 1,078 million in the first semester of 2014 to 1,095 million in the first semester of 2015, resulting an increase of 17 million of processed documents for the period.

Consortium Management

In the second quarter of 2015, income from consortium management increased R$11 million or 4.5% compared to the previous quarter, because of the sales made in that period. On June 30, 2015, Bradesco had 1,127 thousand active quotas (1,101 thousand active quotas on March 31, 2015), ensuring a leading position in all the segments it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the first semester of 2015 over the same period of previous year, the 20.8% or R$86 million increase in income from consortium management was mainly driven by:
(i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, ranging from 1,010 thousand active quotas on June 30, 2014, to 1,127 thousand active quotas on June 30, 2015, an increase of 117 thousand net quotas.

  74  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Fee and Commission Income
Custody and Brokerage Services

In the second quarter of 2015, total earnings with custody and brokerage services presented an increase of R$6 million or 4.7% compared to the previous quarter. Such behavior resulted, basically, from the largest volumes traded on BM&FBovespa and the increase of R$27 billion in assets in custody, which impacted the revenues with custody and brokerage.

In the comparison between the first semester of 2015 over the same period of previous year, the increase of R$18 million or 7.3%, reflected the growth in income from custody and brokerage services, considering the increase in the average volume of assets under custody in the period.

Underwriting/ Financial Advisory Services

In the second quarter of 2015, the revenue from underwriting / financial advisory remained stable over the previous quarter.

In the comparison between the first semester of 2015 over the same period of the previous year, the reduction of R$83 million, or 21.8%, refers, essentially, to the higher volume of business made in the first quarter of 2014, highlighting the Structured Operations and Project Finance.

It is important to note that variations recorded in this income derive from the volatile performance of the capital market.

Bradesco    75

       Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses								R$ million
	1H15	1H14	2Q15	1Q15	Variation
					Half		Quarter
					Amount	%	Amount	%
Personnel Expenses
Structural	5,708	5,373	2,895	2,813	334	6.2	82	2.9
Payroll/Social Charges	4,214	3,980	2,151	2,063	234	5.9	88	4.3
Benefits	1,494	1,393	744	750	101	7.3	(6)	(0.8)
Non-Structural	1,355	1,353	723	632	2	0.1	91	14.4
Management and Employee Profit Sharing	787	749	390	397	38	5.1	(7)	(1.8)
Provision for Labor Claims	351	403	212	139	(52)	(12.9)	73	52.5
Training	59	54	36	23	5	9.3	13	56.5
Termination Costs	158	148	85	73	10	6.8	12	16.4
Total	7,063	6,727	3,618	3,445	336	5.0	173	5.0
x
Administrative Expenses
Outsourced Services	1,918	1,827	1,014	904	91	5.0	110	12.2
Depreciation and Amortization	1,024	918	518	506	106	11.5	12	2.4
Communication	812	754	421	391	58	7.7	30	7.7
Data Processing	730	632	367	363	98	15.5	4	1.1
Asset Maintenance	503	331	263	240	172	52.0	23	9.6
Rental	459	430	229	230	29	6.7	(1)	(0.4)
Financial System Services	393	385	195	198	8	2.1	(3)	(1.5)
Advertising and Marketing	340	349	207	133	(9)	(2.6)	74	55.6
Transportation	312	402	155	157	(90)	(22.4)	(2)	(1.3)
Security and Surveillance	299	277	150	149	22	7.9	1	0.7
Water, Electricity and Gas	165	118	87	78	47	39.8	9	11.5
Materials	164	168	86	78	(4)	(2.4)	8	10.3
Trips	72	65	43	29	7	10.8	14	48.3
Other	374	405	191	183	(31)	(7.7)	8	4.4
Total	7,565	7,061	3,926	3,639	504	7.1	287	7.9
x
Total Personnel and Administrative Expenses	14,628	13,788	7,544	7,084	840	6.1	460	6.5
x					0	-	0	-
Employees	93,902	99,027	93,902	94,976	(5,125)	(5.2)	(1,074)	(1.1)
Service Points (1)	74,270	73,208	74,270	74,917	1,062	1.5	(647)	(0.9)
(1) The reduction, in June 2015, refers to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”.

In the second quarter of 2015, total Personnel and Administrative Expenses amounted to R$7,544 million, with growth of 6.5% or R$460 million, in comparison with the previous quarter. In the comparison with the first semester of 2015 and the same period of the previous year, total Personnel and Administrative Expenses presented a growth of 6.1% or R$840 million.

Personnel Expenses

In the second quarter of 2015, personnel expenses totaled R$3,618 million, with variation of 5.0% or R$173 million compared to the previous quarter.

The R$82 million increase in structural expenses was largely due to a lower number of employees on vacation in the second quarter of 2015, in the amount of R$71 million.

The R$91 million increase in non-structural expenses is, primarily, due to higher expenses with: (i) provision for labor claims, amounting to R$73 million; (ii) training, amounting to R$13 million; and (iii) cost of terminations and charges, totaling R$12 million.

  76  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Personnel and Administrative Expenses
Personnel Expenses

In the comparison between the first semester of 2015 over the same period of previous year, the increase of R$336 million, or 5.0%, was mainly due to the structural portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2014 collective agreements (increase of 8.5%).

(1) The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brasil.

Personnel Expenses per Employee - R$ thousand

33.0
34.5
32.9
34.8
36.1
38.5
36.3
38.5
3Q13
4Q
1Q14
2Q
3Q
4Q
1Q15
2Q

Evolution of Expenses with the Provision for Labor Claims - R$ million

210
222
182
220
177
213
139
212
3Q13
4Q
1Q14
2Q
3Q
4Q
1Q15
2Q

Total Assets per Employee - R$ thousand

8,951
9,037
9,264
9,403
9,989
10,804
10,896
10,966
Sept13
Dec
Mar14
Jun
Sept
Dec
Mar15
Jun

Checking Account Customers per Employee (unit)

260
263
267
268
269
277
280
283
Sept13
Dec
Mar14
Jun
Sept
Dec
Mar15
Jun

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       Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the second quarter of 2015, the operating expenses totaled R$3,926 million, presenting an increase of R$287 million, or 7.9%, compared to the previous quarter, mainly due to higher expenses with: (I) third party services, to the sum of R$110 million; (ii) advertising and publicity, to the sum of R$74 million; (iii) communication, to the sum of R$30 million; and (iv) maintenance and conservation of goods, to the sum of R$23 million.

In the comparison between the first semester of 2015 and the same period of previous year, the increase of 7.1% and R$504 million, was due mainly to the increasing expenses with: (i) growth in business and services volumes in the period; (ii) contractual adjustments; and (iii) expansion of 1,062 Service Points in the period totaling 74,270 Service Points on June 30, 2015. We should note the performance of inflation index (IPCA) over the past 12 months, which reached 8.9%.

  78  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.3 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including (a) the initiatives of our Efficiency Committee and (b) measures applied to increase the offer of products and services to the entire client base.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

The increase of R$42 million or 3.2% in tax expenses compared to the previous quarter, was largely due to: (i) an increase in expenses with Cofins/ISS/PIS, derived from the increase in taxable income; and partially offset by: (ii) a decrease in expenses with IPTU, due to the prepayment of this tax in the first quarter of 2015.

In the comparison between the first semester of 2015 over the same period of previous year, such expenses increased R$426 million, or 19.1%, due to the increase in expenses with Cofins/PIS/ISS, derived from the increase in taxable income.

Equity in the earnings (losses) of affiliates

Equity in the earnings (losses) of affiliated presented, in the second quarter of 2015, an increase of R$53 million compared to the previous quarter, and a reduction of R$74 million in the comparative between the first semester of 2015 and the same period of the previous year, basically due to the equity in the earnings (losses) obtained with the affiliated "IRB – Brasil Resseguros".

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       Economic and Financial Analysis

Operating Income

Operating income totaled R$6,952 million in the second quarter of 2015, a R$303 million or 4.6% increase from the previous quarter. This performance was, substantially, driven: (i) by the increase in revenues for the provision of services, to the sum of R$374 million; (ii) a decrease in other operating expenses, net, amounting to R$306 million; (iii) a higher operating result from Insurance, Pension Plans and Capitalization Bonds, net of variation of technical reserves, retained claims and others, amounting to R$100 million; and partially offset by: (iv) increased personnel and administrative expenses, in the amount of R$460 million.

In the comparison between the first semester of 2015 over the same period of previous year, the increase of R$2,109 million or 18.4%, was mainly driven by: (i) the R$4,112 million increase net interest income results; (ii) increase in fees and commission income, totaling R$1,251 million; offset by: (iii) higher expenses with allowance for loan losses, in the amount of R$1,128 million; (iv) an increase in personnel and administrative expenses, in the amount of R$840 million; (v) an increase in other operating expenses, net, totaling R$794 million; and (vi) an increase in tax expenses, totaling R$426 million.

Non-Operating Income

In the second quarter of 2015, non-operating income posted a loss of R$55 million, a decrease of R$13 million as compared to the previous quarter, and an increase of R$53 million from the same period of the previous year, essentially, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

  80  Economic and Financial Analysis Report – June 2015

Economic and Financial Analysis

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Return to Shareholders

Corporate Governance

Bradesco’s management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of ten members who are eligible for reelection. There are nine external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members, who elect the members of the Board of Executive Officers, are themselves elected at the Annual Shareholders’ Meeting.

There are six Committees subordinated to Bradesco’s Board of Directors, two of which are Statutory Committees (Audit and Compensation) and four of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability). Several Executive Committees are subordinated to Board of Executive Officers.

Bradesco guarantees its shareholders, as a mandatory minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011. On the basis of the main codes published on the theme, in December 2014, Austin Rating held its AA+ Corporate Governance Rating (very good level of adaptation to the best practices of corporate governance) attributed to Bradesco.

All matters proposed for the General Meetings held on March 10, 2015 were approved.

Further information is available at the Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment with transparency, the democratization of information, the timeliness and search for best practices are essential factors and constantly reinforced by the Investor Relations area of Bradesco.

In the first semester of 2015, there were promoted over 200 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 2,479 investors.

During the period, there was also the 2nd Bradesco Insurance Day, which gathered 67 investors in Hotel Renaissance, in São Paulo.

On that occasion, a presentation was made of the positioning, operational strategy, structure and the main lines of growth of Grupo Bradesco Seguros, market leader in national insurance.

The Investor Relations area also provides services frequently to shareholders, investors and analysts by phone, e-mail and in their headquarters.

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Return to Shareholders

Sustainability

Corporate Sustainability
In the continuous search for enhancing the organizational structures, Bradesco created its Corporate Sustainability area integrated to the	strategic planning structure of the Organization, reinforcing the transversal treatment of the theme in our business.

Planning for Sustainability

Aiming to structuring the corporate approach on Sustainability theme, a Strategic Plan on Sustainability was drawn up. This work has resulted in a broad set of Strategic Goals and an action plan involving various areas of Bradesco. The implementation of these initiatives will allow Bradesco to proceed in the Sustainability theme, achieve better results in the long term, meet the demands of Resolution No. 4.327/14 - Bacen, and still promote the acculturation of employees and external collaborators.

It is a comprehensive approach on Sustainability that covers aspects of socioenvironmental, corporate governance and economic-financial nature, among others, and that are relevant to the survival of the business.

Inventory of GHG emissions

For the seventh consecutive year, Bradesco has reported the direct and indirect greenhouse gas emissions of all companies in which it maintains	operational control. Its inventory for the year 2014 was prepared and verified according to ABNT-NBR ISO 14064.

Bradesco Shares
Number of Shares – Common and Preferred Shares

	In thousands
	Jun15	Mar15	Jun14
Common Shares	2,520,695	2,520,886	2,100,738
Preferred Shares	2,511,189	2,513,583	2,094,652
Subtotal – Outstanding Shares	5,031,884	5,034,469	4,195,391
Treasury Shares	16,845	14,260	11,883
Total	5,048,729	5,048,729	4,207,274

On June 30, 2015, Bradesco’s Capital Stock stood at R$43.1 billion, composed of 5,048,729 thousand shares, made up of 2,524,365 thousand common shares and 2,524,364 thousand preferred shares, as book entries and without par value. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is, in turn, controlled by Fundação Bradesco and BBD Participações S.A., whose shareholders are the majority of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

  81  Economic and Financial Analysis Report – June 2015

Return to Shareholders

Bradesco Shares
Number of Shareholders – Domiciled in Brazil and Abroad

	Jun15%		Ownership of Capital (%)	Jun14%		Ownership of Capital (%)
Individuals	326,318	89.8	21.6	323,284	89.7	22.4
Companies	35,845	9.9	45.0	35,961	10.0	45.7
Subtotal Domiciled in Brazil	362,163	99.7	66.6	359,245	99.7	68.0
Domiciled Abroad	1,246	0.3	33.4	1,104	0.3	32.0
Total	363,409	100.0	100.0	360,349	100.0	100.0

Regarding to Bradesco’s shareholders, residing either in Brazil or abroad, there were 362,163 shareholders domiciled in Brazil on June 30, 2015, accounting for 99.7% of the total number of shareholders and 66.6% of shares. The number of shareholders residing abroad was 1,246, accounting for 0.3% of shareholders and 33.4% of shares.

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and its ADRs on the New York Stock Exchange (NYSE). During the first semester of 2015, the average daily trading volume of our shares reached	R$604 million. This amount was 11.6% higher than the average daily trading volume in the same period in the previous year, mainly due to the trading of Bradesco ADRs on the NYSE.

(1) BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and
(2) BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

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Return to Shareholders

Bradesco Shares
Appreciation of Preferred Shares - BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa and the Interbank Deposit Rate (CDI). If, by late December 2005, R$100 were invested, Bradesco’s shares would be worth approximately R$276 at the end of June 2015, which is a higher appreciation compared to that presented by Ibovespa and CDI within the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	2Q15	1Q15	Variation %	1H15	1H14	Variation %
Adjusted Net Income per Share	0.90	0.85	5.9	1.75	1.45	20.7
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.25	0.25	-	0.50	0.41	22.0
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.28	0.27	3.7	0.55	0.45	22.2

	In R$ (unless otherwise stated)
	Jun15	Mar15	Variation %	Jun15	Jun14	Variation %
Book Value per Common and Preferred Share	17.28	16.67	3.7	17.28	15.25	13.3
Last Trading Day Price – Common Shares	27.98	30.13	(7.1)	27.98	26.87	4.1
Last Trading Day Price – Preferred Shares	28.50	29.67	(3.9)	28.50	26.71	6.7
Last Trading Day Price – ADR ON (US$)	8.40	9.70	(13.4)	8.40	12.23	(31.3)
Last Trading Day Price – ADR PN (US$)	9.16	9.28	(1.3)	9.16	12.10	(24.3)
Market Capitalization (R$ million) (2)	142,098	150,532	(5.6)	142,098	134,861	5.4

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In July 2015, we analyzed eight reports prepared by these analysts. Their recommendations and a general consensus on the target price for June 2016 can be found below:

Recommendations %		Target Price in R$ for Jun16
Buy	62.5	Average	35.7
Keep	25.0	Standard Deviation	4.8
Sell	12.5	Higher	43.4
Under Analysis	-	Lower	27.4

For more information on target price and recommendation by each market analyst that monitors the performance of Bradesco shares, go to our Shareholder Relationship website at: www.bradescori.com.br> Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In June, 2015, Bradesco’s market value, considering the closing prices of Common and Preferred shares, was R$142.1 billion, a growth of 5.4% compared to June, 2014. It must be mentioned that, in the same period, Ibovespa recorded a 0.2% decrease.

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            Return to Shareholders

Main Indicators

Price/Earnings Ratio (1): indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.	(1) Twelve-month adjusted net income.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield(1) (2):the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

  85  Economic and Financial Analysis Report – June 2015

Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

In the first semester of 2015, R$2,908 million were assigned to shareholders as interest on shareholders’ equity (JCP) and dividends, and the total JCP and dividends assigned to shareholders accounted for 35.1% of the net income for the fiscal year and, considering the income tax deduction and JCP assignments, it was equivalent to 31.5% of the net income.

(1) Accumulated in 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed in Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measures the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index),

ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Jun15	In % (1)
Ibovespa	9.4
IBrX-50	10.0
IBrX-100	8.8
IBrA	8.5
IFNC	19.1
ISE	5.0
IGCX	6.6
IGCT	10.8
ITAG	11.8
ICO2	14.3
MLCX	9.4

(1) Represents the Bradesco shares’ weight on Brazil’s main stock indexes.

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Return to Shareholders

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Jun15	Mar15	Jun14	Mar14
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	12.2	14.9	15.7
Savings Deposits	N/A	14.0	13.4	13.3
Time Deposits	N/A	10.0	10.2	10.8
Loan Operations	10.1 (1) (2)	10.1 (1)	10.6	10.7
Loan Operations - Private Institutions	22.4 (1) (2)	22.2 (1)	22.4	22.4
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.2 (1) (2)	13.1 (1)	13.2	13.3
Payroll-Deductible Loans	12.1 (1) (2)	12.1	12.1	12.2
Number of Branches	20.3	20.4	20.6	20.6
Banks – Source : Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	27.2	26.8	26.1	25.8
Banks – Source : Anbima
Managed Investment Funds and Portfolios	18.7	18.4	18.5	18.0
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.4 (2)	23.5	23.5	23.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.9 (2)	22.9	23.0	22.6
Life Insurance and Personal Accident Premiums	17.2 (2)	17.7	17.2	17.6
Auto/Basic Lines Insurance Premiums	9.9 (2)	9.9	10.6	10.3
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	12.4 (2)	12.1	13.6	12.9
Health Insurance Premiums	48.4 (2)	48.0	45.2	47.3
Income from Pension Plan Contributions (excluding VGBL)	26.2 (2)	23.9	32.2	31.8
Capitalization Bond Income	26.0 (2)	27.7	23.6	24.3
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	26.9 (2)	26.9	27.9	28.3
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	25.8 (2)	23.4	25.7	24.9
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.8 (2)	24.1	24.8	25.8
Pension Plan Investment Portfolios (including VGBL)	30.0 (2)	30.0	31.3	31.8
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.5 (2)	19.2	19.9	20.0
Consortia – Source: Bacen
Real Estate	27.6 (2)	27.7	27.6	29.9
Auto	27.7 (2)	27.7	28.8	28.2
Trucks, Tractors and Agricultural Implements	16.2 (2)	16.3	18.2	18.5
International Area – Source: Bacen
Export Market	15.8	15.0	18.4	20.2
Import Market	12.2	10.1	14.3	15.0

(1)   SFN data is preliminary; and

(2)   Reference Date: May/15.

N/A – Not available.

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Additional Information

Additional Information

Market Share of Products and Services
Branch Network

Region	Jun15		Market Share	Jun14		Market Share
	Bradesco	Market		Bradesco	Market
North	276	1,144	24.1%	278	1,106	25.1%
Northeast	847	3,629	23.3%	847	3,616	23.4%
Midwest	344	1,820	18.9%	346	1,806	19.2%
Southeast	2,393	11,858	20.2%	2,429	11,848	20.5%
South	768	4,315	17.8%	780	4,317	18.1%
Total	4,628	22,766	20.3%	4,680	22,693	20.6%

Reserve Requirements

%	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13
Demand Deposits
Rate (1)	45	45	45	45	45	44	44	44
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	20	20	20
Savings Deposits
Rate (4)	25	20	20	20	20	20	20	20
Additional (2)	6	10	10	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2)	20	20	20	20	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	69	69	69	69	69	69	69	69

(1) Collected in cash and not remunerated;
(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(3) At Bradesco, reserve requirements are applied to Rural Loans; and
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/2012, and TR + 70% of the Selic rate for deposits made as of 05/04/2012, when the Selic rate is equal to or lower than 8.5% p.a.

Note: On 07/24/2014, the Central Bank issued Circular Letter No. 3.712/14, allowing the use of certain credit transactions in the reduction of Reserve Requirements.

For more information about the recent changes in the rules of the compulsory tax, check Note 35C, in Chapter 6.

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Additional Information

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

One of the mainstays of Bradesco, technology is gaining more importance and its application in products and services is becoming an increasingly competitive differentiator.

The telecommunication network is being systematically expanded to improve the quality of services in Service Posts of this continental country. In this period, the process of installation of the Wi-Fi network began in the Branches for clients to access Bradesco applications.

In May 2015, Bradesco celebrated 20 years of Internet in Brazil. In May 1995, Bradesco was the first financial institution in the country to join the global computer network, by creating www.bradesco.com.br. Two decades of pioneering and innovation present in a tool that, every day, becomes more important in the clients' life, providing agility and convenience.

In June 2015, the "Bradesco" global digital brand was approved by Internet Corporation for Assigned Names and Numbers (ICANN) as pioneers in the financial segment and will be available to the general public in the second semester of this year. Bradesco clients will access the database through the worldwide computer network only with the word Bradesco.

The websites of Bradesco Empresas and Bradesco Empresas e Negócios have been redesigned, with more intuitive versions, and easy to navigate. The homepage of Bradesco website has also gained a new opening: more modern and with the application of the visual identity of Bradesco for the “Rio 2016 Olympics”.

Bradesco created the debit card Click Conta Elo, for young people up to 17 years old, who can now perform withdrawals and purchases with the security of a chip and pin card. Still thinking about the young public, the website of ShopFácil Universitário was launched, with targeted products.

Another novelty that brought convenience to the client's life was the possibility of changing the four-digit password directly on Internet Banking, in addition to the Fone Fácil (Call Center), Autoatendimento (ATM), and the bank's Branch.

In June 2015, Bradesco was one of the highlights in the "efinance" award, promoted by the magazine Executivos Financeiros, among the winning categories, and of Special Innovation, which awarded the case inovaBRA.

Another achievement in the period was the award "Oi Tela Viva Móvel 2015", conquered by Bradesco in the Mobile Marketing category by free access to the channel Bradesco Celular.

Bradesco was recognized as one of the top ten companies more committed in the world for their performance in social networks, receiving the certificate of Socialbakers, main office of data and metrics of social networks in the world. Active since 2009, 24 hours a day, seven days a week, Bradesco has always sought to straighten the relationship, resolve doubts and complaints, as well as to maintain and expand lasting relationships by offering its contents.

All of this recognition was only possible thanks to the launch of products and services that facilitate the clients' life, such as the solution that allows payments with debit cards from other banks on Bradesco ATM machines. This is an important benefit that brings more convenience and agility to the user, since, with flexible hours; the transaction can be performed at any time, even after banking hours.

As a prerequisite for its continuous expansion, Bradesco has invested R$2,706 million in Infrastructure, Information Technology and Telecommunications in the first semester of 2015. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1H15	2014	2013	2012	2011
Infrastructure	473	1,049	501	718	1,087
Information Technology and Telecommunications	2,233	3,949	4,341	3,690	3,241
Total	2,706	4,998	4,842	4,408	4,328

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             Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Bradesco’s business. The dynamic aspect of markets forces Bradesco to engage in continuous improvement of this activity in pursuit of best practices. That has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

Bradesco controls corporative risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees form all organization levels, from business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as the Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

  91  Economic and Financial Analysis Report – June 2015

Additional Information

Additional Information

Capital Management

The Capital Management structure aims to providing conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Bradesco’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the 2014 Annual Report, on the Investor Relations website: www.bradescori.com.br.

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Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No. 3.444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4.192/13, which established that the elaboration must be made based on the "Prudential Consolidated", as of January 2015.

In June 2015, the Capital of the Prudential Consolidated reached the amount of R$97,016 million, compared to assets weighted by the risk of R$607,226 million. The total Basel ratio, in the Prudential Consolidated, presented an increase of 0.8 p.p., from 15.2% in March 2015 to 16.0% in June 2015, and the Principal Capital from 12.1% in March 2015 to 12.8% in June 2015, impacted, basically: (i) by the increase in the Shareholders’ Equity, due to the increment of the results in the quarter; and (ii) by the reduction in the assets weighted by the market and credit risks.

						R$ million
Calculation Basis	Basel III
	Prudential Consolidated (1)		Financial Consolidated
	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14
Capital	97,016	93,608	98,605	95,825	94,090	92,235
Tier I	77,503	74,095	77,199	74,127	71,892	69,934
Common Equity	77,503	74,095	77,199	74,127	71,892	69,934
Shareholders' Equity	86,972	83,937	81,508	79,242	76,800	73,326
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(9,469)	(9,842)	(4,309)	(5,115)	(4,908)	(3,392)
Tier II	19,513	19,513	21,406	21,698	22,198	22,301
Subordinated Debt (3)	19,513	19,513	21,406	21,698	22,198	22,301
Risk-Weighted Assets (RWA)	607,226	614,577	597,213	588,752	596,457	585,991
Credit Risk	552,852	557,018	544,798	534,165	548,600	534,885
Operating Risk	39,117	39,117	30,980	30,980	29,853	29,853
Market Risk	15,257	18,442	21,435	23,607	18,004	21,253
Total Ratio	16.0%	15.2%	16.5%	16.3%	15.8%	15.7%
Tier I Capital	12.8%	12.1%	12.9%	12.6%	12.1%	11.9%
Common Equity	12.8%	12.1%	12.9%	12.6%	12.1%	11.9%
Tier II Capital	3.2%	3.1%	3.6%	3.7%	3.7%	3.8%

(1) Includes data related to the entities listed below, located in Brazil or abroad, on which the institution detains direct or indirect control, according to CMN Resolution No. 4.280/13. They are: (i) financial institutions; (ii) institutions authorized to operate by the entral Bank of Brazil; (iii) administrators of consortia; (iv) payment institutions; (v) firms which carry out acquisition of credit operations, including real estate, or of credit rights, for example, factoring companies, securitization companies of exclusive object; and (vi) other legal entities headquartered in Brazil, which have the exclusive social objective of participation in the entities mentioned in the previous items. In addition to the investment funds, in which the participating entities of the Prudential Consolidated, in any form, substantially assume or retain risks and benefits should be incorporated into the financial statements stated in CMN Resolution No. 4.280/13;
(2) Criteria used, as of October 2013 by CMN Resolution No. 4.192/13 (including subsequent amendment); and
(3) Additionally, it is important to stress that from the total amount of subordinated debt, R$19,513 million will be used to compose the Tier II of the Basel Ratio, calculated as per CMN Resolution No. 4.192/13 (including amendments thereof), effective as of October 2013.

  93  Economic and Financial Analysis Report – June 2015

Disclosure to the Market
Form 20-F

By keeping programs of preferred and common ADR shares on the New York Stock Exchange (NYSE), Bradesco elaborates and discloses the Form 20-F annually. On April 30, 2015, this document was filed with the Securities and Exchange Commission (SEC) for the fiscal year ending on December 31, 2014, together with the financial statements prepared in accordance with the international accounting standards (IFRS).

The document is available on the Investor relationswebsite: www.bradescori.com.br> Reports and Spreadsheets > SEC Reports > 20-F Reports.

Reference Form

For the purposes of compliance with CVM Instruction No. 480/09, Bradesco presented on May 29, 2015, the Reference Form to the CVM. This document is drawn up annually, and is presented again in the event of changes, as described in art. No. 24 of the above-mentioned Instruction. In addition to the financial statements under the IFRS, the document presents risk factors of Bradesco, description of its operations, information on its controllers, reviews of directors on the results and equity position, among other relevant topics.

The document is available on our Investor relationswebsite: www.bradescori.com.br> Reports and Spreadsheets > CVM Reports.

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Independent Auditors’ Report

Independent reasonable assurance report on the supplementary accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the six month period ended as at June 30, 2015 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgement, including the assessment of risks os material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumntances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasobleness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. Reasonable assurance is less than absolute assurance.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  96  Report on Economic and Financial Analysis – June 2015

Independent Auditors’ Report

Independent reasonable assurance report on the supplementary accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the six month period ended June 30, 2015 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on June 30, 2015 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, July 29, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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  98  Report on Economic and Financial Analysis – June 2015

Individual and Consolidated Financial Statements[1], Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

6

(1) Complementing the consolidated accounting statements, Bradesco is also disclosing in chapter 6 herein, the individual accounting statements. The consolidated accounting statements complement and do not replace the individual accounting statements of the Company and are not intended to give an adequate image of the financial situation and of the results of the operations comprising the group of companies of Organização Bradesco.

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the first semester of 2015, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Bradesco, one of the largest financial groups in Brazil, with solid performance focused on the interests of its customers since 1943, present in all regions of the Country, in addition to the constant quest for excellence in services and customer care, was highlighted in the period, as one of the best managers of resources on the market, with results built on sustainable bases.

In the Organização Bradesco, between the events that marked the first semester of the year, we highlight the signature, on 07.06.2015, of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil.

Economic Comment

The resumption of North American growth has not been accompanied in the same intensity by other countries, leading them to adopt new measures of stimulus, which should keep the world liquidity high, in spite of the perspective of growth of interest in the US. On the other hand, the slowdown in the Chinese economic growth has affected negatively the international price of commodities and the performance of a large part of the emerging economies. Brazil is going through a period of adjustments in economic policies, seeking to re-balance the public accounts. With this, the Country creates the basis for a sustainable development forward, guided by ample opportunities for investment and resumption of household consumption.

1. Result for the Period

In the first semester of 2015, Bradesco’s Net Profit reached R$8.717 billion, an increase of 20.7% in comparison to the same period of 2014, equivalent to R$1.73 per share and profitability of 21.7% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.7%.

The taxes and contributions, including pensions, paid or provisioned, reached R$13.752 billion in the semester, whereby R$6.016 billion was related to withheld taxes and collected from third parties and R$7.736 billion calculated based on the activities developed by Organização Bradesco, equivalent to 88.7% of the Net Profit.

To the shareholders, as Interest on Own Capital and Dividends, in the first semester, R$ 2.908 billion was destined, in gross value, of which R$ 522 million was paid in the form of monthly and intermediaries and R$ 2.386 billion provisioned. The intermediate Dividends paid on 07.17.2015, represent approximately 11.8 times the value of monthly Interest paid (net of Withholding Income Tax).

2.      Capital and Reserves

At the end of the semester, the realized Capital Stock was of R$43.100 billion. Added to the Equity Reserves of R$43.872 billion, resulted in a Shareholders’ Equity of R$86.972 billion, with a growth of 13.2% on the same period of the previous year, corresponding to the equity value of R$17.28 per share.

The Market Value of Bradesco, calculated on the basis of the listing of its shares, reached R$ 142.098 billion on June 30, 2015, equivalent to 1.6 times the Shareholders’ Equity.

The Shareholders’ Managed Equity is equivalent to 8.6% of the Consolidated Assets, which amounted to R$1.030 trillion, with a growth of 10.6% on June 2014. Thus, the index of solvency was 16.0% higher, therefore, at the minimum of 11% established by Resolution No. 4.193/13 of the National Monetary Council, in compliance with the Basel Committee. At the end of the semester, the immobilization index, regarding the Reference Equity in the Prudential Consolidated was of 39.6%, therefore within the maximum limit of 50%.

Securities classified under “Held-to-Maturity Securities”

In compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

3.      Capture and Management of Resources

On June 30, 2015, the total funds obtained and managed by Organização Bradesco totaled R$1.444 trillion, 10.7% higher than the previous year, distributed as follows:

R$489.657   billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase, a growth of 4.4%.

R$514.728   billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 11.4% increase.

R$233.927   billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 16.3% growth.

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R$164.566  billion in technical reserves for insurance, pension plans and capitalization bonds, up by 15.3%; and

R$41.112    billion in foreign funding, through public and private issues, subordinated debt overseas, securitization of future financial flows and borrowings and on-lendings overseas, equivalent to US$13.251 billion.

4. Loan Operations

In the expanded concept, the balance of consolidated loan operations totaled R$ 463.406 billion, at the end of the semester, an increase of 6.5% in comparison to same period in 2014, including in this sum:

R$ 7.836    billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$12.073 billion;

US$ 3.223    billion operations in Import Finance in Foreign Currencies;

R$ 3.659      billion in Commercial Lease;

R$ 22.879     billion in business in the Rural Area;

R$97.112     billion in Consumption Finance, which includes R$16.435 billion of credit receivables from Credit Cards;

R$71.958     billion of Guarantees and Sureties; and

R$32.651     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), exceeding as one of the main distributing agent of loans.

The Organização Bradesco, for the activities in Real Estate Loans, destined the total of R$6.159 billion to resources for construction and promotion of home-ownership in the semester comprising 20,794 properties.

The consolidated balance of provision for credit losses amounted to R$ 23.801 billion, an increase of 9,2% in comparison to the same period of the previous year, equivalent to 6.7% of the total volume of credit operations, with R$ 4.004 billion of surplus provision in relation to the minimum required by the Central Bank.

5.      Customer Service Network of Bradesco

The Customer Service Network of Organização Bradesco, held at the disposal of customers and users present in all the regions of Brazil and in various cities Abroad, at the end of the semester, comprised 74,270 points. Simultaneously, provided 31,132 machines of the Rede de Autoatendimento Bradesco Dia & Noite (Bradesco Day & Night Auto Teller Machines), of which 30,588 operate also on weekends and bank holidays, besides 18,278 machines of the Rede Banco24Horas (24-Hour Auto Teller Machines), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments and transfers between accounts. In the vehicle segment, with the presence of Bradesco Financiamentos, it counted on 11,232 retail points:

8,091      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,620, Banco Bradesco Cartões 3, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,463);

3            Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

1,904      Correspondents of Bradesco Promotora, in the segment of consigned credit;

50,042    Bradesco Expresso service points;

980         PAEs – in-company electronic service branches;

1,112      External terminals in the Bradesco Dia & Noite network; and

12,127    ATMs in the Banco24Horas network, with 573 terminals shared by both networks.

6.      Banco Bradesco BBI

Bradesco BBI, investment bank of the Organization, advises clients on issuing shares, merger and acquisition operations, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, in Brazil and Abroad, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the semester, Bradesco BBI made transactions with a volume of over R$45.571 billion.

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7. Grupo Bradesco Seguros

With a prominent position on the market in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, Grupo Bradesco Seguros, on June 30, 2015, recorded a Net Profit of R$2.566 billion and Shareholders’ Equity of R$22.187 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$30.357 billion, an increase of 19.3% in comparison to the same period of 2014.

8. Corporate Governance

With its shares traded on the Stock Exchange in Brazil since 1946, Banco Bradesco has been operating in the US capital markets since 1997, negotiating initially Level 1 ADRs (American Depositary Receipts) backed by preferred shares and, from 2001 to 2012, ADRs Level II backed, respectively, by preferred and common shares. Since 2001, they also negotiate GDRs (Global Depositary Receipts) on the European market (Latibex).

The Management is exercised by 10 members of the Board of Directors and 86 of the Board of Executive Officers, formed, in their majority, in the institution itself. There is no accumulation of the posts of President of these committees since 1999 and the succession plan is defined promptly.

To advise the Board of Directors there are 6 committees, and 2 statutory (Audit and Remuneration) and 4 non-statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Risks Management and Allocation of Capital and Sustainability), in addition to executive committees which assist the activities of the Board of Executive Officers.

Permanent committee since the assembly meeting of 03.10.2015, the Fiscal Council is composed of 5 effective members and an equal number of alternate members, 2 of which are effective members and their respective alternates chosen, respectively, by minority preferred shareholders and by non-controlling shareholders, holders of common shares.

Banco Bradesco is listed in Level 1 of Corporate Governance of BM&FBovespa, is compliant with the Code of Self-regulation and Good Practices of Listed Companies of Abrasca and has the AA+ rating (very good degree of adaptation to good corporate governance practices), assigned by Austin Rating.

In compliance with CVM Rule No. 381/03, in the 1st semester of 2015, the Organização Bradesco neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services.

Other services provided by the external auditors were the previously-agreed procedures for reviews of, substantially, financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

8.1.  Policies of Transparency and Disclosure of Information

Bradesco, in the first semester, took part in 28 events with investors, 12 in Brazil and 16 Abroad, in addition to 111 people attended through conference calls and 66 individual meetings and/or in groups of analysts. They also performed 2 teleconferences of the result, to institutional investors and 1 APIMEC Meeting in Brasilia/DF.

On the Investor Relations website – www.bradesco.com.br/ri – there is information available related to Organização Bradesco, like its profile, history, equity stake, management report, financial results, recent acquisitions, APIMECs meetings, Report on Economic and Financial Analysis, Annual Report, in addition to others on the financial market.

9.      Integrated Risk Control

9.1.  Risks Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business.

The risk corporative control is integrated and independent, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

In face of the complexity and the range of products and services offered to its customers in all segments of the market, and being exposed to various types of risks, either due to internal or external factors, the Organization adopts a constant monitoring of all risks in order to provide security and comfort to all interested parties. Among the main types of risks, we highlight: Credit, Counterpart Credit, Concentration, Market, Liquidity and Subscription, Operational, Strategy, Legal or Compliance, Legal Unpredictability (Regulatory), Reputation and Socio-environmental.

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9.2. Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology compatible with the business needs.

The methodology of internal controls applied at Bradesco is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, the execution, and the effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the department in charge, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, and codes of conduct and self-regulation.

Money Laundering and Terrorist Financing Prevention

Policies, standards, procedures and specific systems are maintained to prevent and/or detect the use of the structure of the Organization, or its products and services, for the purposes of money laundering and terrorist financing.

In addition, there is the monitoring of the training of employees with programs in a variety of formats, such as guidebooks, videos, distance and on-site courses and live lectures specific to areas in which they are required.

The Money Laundering and Terrorism Financing Prevention Program is supported by the Executive Committee of Money Laundering and Terrorism Financing Prevention, which evaluates the work and need to align procedures with the regulations laid down by Regulatory Bodies and with the best national and international practices.

The suspicious or atypical cases identified are forwarded to the Commission for the Evaluation of Suspicious Transactions, composed by several areas that assess the need to report to the Regulatory Bodies.

Prevention and Fight against Corruption

At Bradesco, the prevention and fight against any unlawful act are exercised continuously and permanently, with the strengthening of processes, procedures and training focused on the prevention and fight against corruption.

The Corporate Anti-corruption Policy, approved by the Board of Directors, establishes guidelines for the prevention and fight against corruption, and applies to all directors and employees of the Organization, composed by Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad.

The Corporate Anti-corruption Standard establishes the rules and procedures for the prevention and fight against corruption and bribery, in compliance with the legislation and regulations in force in Brazil and in the countries where we have Business Units.

The Program of Prevention and Fight against Corruption is supported by the Code of Ethical Conduct, by the Corporate Anti-corruption Policy and by the Ethical Conduct Committee.

The actions also include the management of business partners, the hiring of products and services, and the acculturation of officials and employees, by means of e-learning and personal training and internal and external communication, providing an effective monitoring of risks and controls.

Bradesco also has whistle blowing channels, whose actions treated as violations are subject to the disciplinary measures applicable, regardless of the hierarchical level, and without prejudice to the legal penalties applicable.

Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco uses internal models to manage risks and capital, developed from statistics, economic, financial, and mathematical theories or of expert knowledge, that support and facilitate the structuring of critical issues and provide standardization and agility to decisions.

To identify, mitigate and control risks of the models, represented by potential adverse consequences arising from decisions based on incorrect or obsolete models, there is the process of independent validation, whose main objective is to verify that the models operate according to the objectives provisioned, as well as if its results are adequate for the uses for which they are intended. This validation occurs through the application of a rigorous testing program that deals with aspects of appropriateness of processes, governance and construction of models and their assumptions, where the results are reported to managers to the Internal Audit, to Committees of Internal Controls and Compliance and to the Integrated Risks Management and Capital Allocation.

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Information Security

The Information Security in the Organization is composed of a set of controls, represented by procedures, processes, organizational structures, policies, standards and information technology solutions. It aims to meet the basic principles for the protection of information related to confidentiality, availability and integrity, regardless of its form and where the information is kept or handled.

In the Policy and Corporate Standards of Information Security the bases for the SGSI-Information Security Management System within the Organization are described.

The Board of Executive Officers and the other hierarchical levels of the Organization are involved in the decisions on Information Security from their participation in the three technical Committees and in the Executive Committee of Corporate Security, who meet on a regular basis to assess and approve policies, measures and guidelines to ensure support to the processes and procedures related to the subject.

10.    Human Resources

In Organização Bradesco, the model of Human Resource Management is invariably guided by the appreciation of the people, without any kind of discrimination.

Through UniBrad – Bradesco Corporate University, in the permanent search to evolve the quality of customer care and the level of services rendered, Bradesco maintains its purpose of promoting further education and enhancing the development and training of its staff. Thus, the employees have access to an integrated set of learning solutions that provides the development of competencies aligned with the business of the Organization. In the semester, 1,703 courses were given, with 426,983 participations.

Also highlighted are, at the end of the period, the assistance benefits included 202,697 people, ensuring well-being, better quality of life and security of employees and their dependents.

11.    Sustainability in Organização Bradesco

Since its origins, Organização Bradesco is committed to the socioeconomic development of the Country. In a permanent manner, seeking sustainability in management, in business and in the day-to-day practices. Thus, it aims to grow on a continuous and sustainable basis, with respect to the target audiences with which it relates, and the environment.

Our guidelines and strategies are oriented in such a way as to promote the incorporation of best practices of corporate sustainability in business, considering the context and the potential of each region, contributing to the generation of shared value. In this sense, in the face of the current environmental and economic scenarios, the Organization has continued to implement its Strategic Planning for Sustainability promoting actions so that the strategic objectives are achieved.

As a form of recognition of the extensive work that it has been developing, the Bank is present in the sustainability indexes, DJSI (Dow Jones Sustainability Indexes), the New York Stock Exchange, of the ISE (Corporate Sustainability Indices) and the ICO2 (Carbon Efficient Index), both of BM&F Bovespa.

For more information about the initiatives of Bradesco, access the sites www.bradescosustentabilidade.com.br and www.bradesco.com.br/ri.

Fundação Bradesco

The social action of the Organization is mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed as a priority in regions of accentuated socio-economic deprivation, in all the Brazilian States and in the Federal District.

This year, its budget is predicted to be R$537.311 million, whereby R$463.246 million destined to cover Expenses of the Activities and R$74.065 million to the investments in Infrastructure and Educational Technology, that allows it to offer education free-of-charge and of quality to the: a) 101,609 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 380 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 17,346 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). To around 44 thousand students of Basic Education, are ensured free-of-charge, alimony, medical-dental assistance, school materials and uniform.

The "National Day of Voluntary Action", promoted for the 13th consecutive year, on 05.16.2015, brought together 15,684 volunteers in 61 different locations in Brazil, including the Schools of Fundação Bradesco and points of service close to the school units. It promoted, in total, 288,406 personal attendances in the areas of education, health, leisure, sports and environment, once again an example of citizenship and solidarity.

Programa Bradesco Esportes e Educação (Bradesco Sports and Education Program)

In the Municipal District of Osasco, SP, Programa Bradesco Esportes e Educação has Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball. The activities occur in their own Sports Development Center, in schools of Fundação Bradesco, municipal Sports Centers, and private schools and in a leisure club. Currently, two thousand girls are assisted, from the age of eight, reaffirming the social commitment and valuation of talent and plain exercise of citizenship, with actions of education, sports and health.

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Management Report

12. Recognitions

Rankings – In the period, the following recognitions of Bradesco have been highlighted:

•       Most valuable brand in the banking sector in Latin America and 15th in the global ranking, according to a study conducted by the magazines The Banker and Brand Finance;

•       Best Brazilian Bank, for the fourth consecutive year, recognized with the Prize Awards for Excellence 2015, granted by English magazine Euromoney;

•       Leader of the overall ranking of the assets under custody, exceeding, for the first time, the amount of R$1 trillion in November 2014, according to a survey published in the magazine Investidor Institucional, based on data provided by the Brazilian Association of Entities of the Financial and Capital Markets – Anbima;

•       Highlight of the list of investment funds of the century, in a study conducted by the Center of Studies in Finance of Fundação Getúlio Vargas, disseminated in the newspaper Valor Econômico;

•       Featured by Top Gestão 2015 (Top in Management), published in the magazine ValorInveste, of the newspaper Valor Econômico, which lists BRAM-Bradesco Asset Management among the best fund managers. In the same publication, Bradesco is also featured in the Star Ranking, which brings the best investment funds of the market in the categories of fixed income, multi-market funds and variable income;

•       Featured, featured, for the fifth consecutive time, in Guia Você S/A – The Best Companies to Begin the Career – 2015 Edition, in the survey conducted by the magazine Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos;

•       Featured in the Guia Gestão & RH – 25 most Admired Companies by HRs – 2015 Edition, of the magazine Gestão&RH, in research by e-voting involving human resources professionals from around the Country;

•       Featured in the 2015 edition of the yearbook Melhores e Maiores (Best and Largest) of the Exame magazine, integrating the rankings: 200 Largest Groups for Net Revenue; 50 Largest Banks by Equity; 100 Largest Banks in Latin America by Equity; 200 Largest Companies in Latin America by Market Value; 50 Largest Insurers for Premiums Issued, highlighting Bradesco Saúde, and as first on the list, Bradesco Vida and Previdência and Bradesco Auto/RE;

•       One of the 50 'Good' Companies, in the Activism category: besides profit, by IstoÉ Dinheiro magazine, with the case of the Floating Agency;

•       Received the international certificate of Socialbakers for performance in Social Networks;

•       Received the Oi Live Screen Award, in the Mobile Marketing category, for the free access to the Bradesco Celular channel;

•       Grupo Bradesco Seguros received the RA 1000 seal, which is awarded by the Reclame Aqui site to the companies that provide excellent services to the clients. And, for the second consecutive year, it was featured in Prêmio Sindireta/SP (Labor Union of the Industry of Vehicle Repair and Accessories for the State of São Paulo), as one of the three best suppliers/partners in the categories Sector of Independent Repair and Insurance Company; and

•        Bradesco Saúde is elected the most promising company for 2015, in the Pharmaceutical and Health segment, according to the magazine Forbes Brasil, in a research conducted with market consultants, economists and executives of private equity.

Ratings – To Bradesco, in the semester, among the assessment indexes assigned to banks in the country by Agencies and national and international entities, we recorded that:

•       the credit rating agencies Standard & Poor's and Austin Rating affirmed all the ratings of the Organization;

•       the credit rating agency Moody's Investors Service, due to the implementation in the new methodology of ratings of banks, changed the long-term deposit rating in local currency, from "Baa1" to "Baa2" and has discontinued the bank financial strength rating (BFSR); and

•       the credit rating agency Fitch Ratings changed the rating of feasibility, from "a-" to "bbb+", resulting in a change of rating of probability of default of the issuer (IDRs) in the long-term in local currency, from "A-" to "BBB+", and in the short-term in local currency, from "F1" to "F2". Fitch stressed that it still believes that the credit profiles of Bradesco meet the criteria to be classified above the sovereign rating.

13. Acknowledgments

The accuracy and consistency of the expansion strategy of Organização Bradesco, founded on quality and efficiency, always in tune with the demands of the markets and the economy as a whole, reflect the results achieved in the first semester of the year. For the successes obtained, we are thankful for the support and trust of our shareholders and clients and the work dedicated by our employees and other cooperators.

Cidade de Deus, July 29, 2015

Board of Directors
and the Board of Executive Officers

(*)  Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

Bradesco     109

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2015		2014
	June	March	June
Current assets	693,104,528	693,832,762	600,639,035
Cash and due from banks (Note 6)	11,676,561	13,682,722	11,534,602
Interbank investments (Notes 3d and 7)	175,741,052	195,018,681	136,983,854
Securities purchased under agreements to resell	171,336,806	188,694,546	125,321,856
Interbank investments	4,423,388	6,351,737	11,675,372
Allowance for losses	(19,142)	(27,602)	(13,374)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	242,509,024	226,261,202	199,469,993
Own portfolio	212,514,981	208,752,712	176,316,096
Subject to unrestricted repurchase agreements	19,530,893	6,770,008	16,222,348
Derivative financial instruments (Notes 3f, 8e II and 32b)	6,172,563	6,170,600	4,733,427
Given in guarantee to the Brazilian Central Bank	20,096	-	-
Given in guarantee	4,270,491	4,293,229	1,944,322
Subject to unrestricted repurchase agreements	-	274,653	253,800
Interbank accounts	50,006,086	47,661,775	55,195,430
Unsettled payments and receipts	997,126	713,903	1,557,986
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	48,913,046	46,889,292	53,501,826
- SFH	8,828	7,707	4,249
Correspondent banks	87,086	50,873	131,369
Interdepartmental accounts	167,646	180,000	320,342
Internal transfer of funds	167,646	180,000	320,342
Loans (Notes 3g, 10 and 32b)	144,305,268	145,684,234	132,038,064
Loans:
- Public sector	2,803,212	1,461,628	31,779
- Private sector	156,622,091	159,309,092	145,639,263
Loans transferred under an assignment with recourse	132,808	-	-
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(15,252,843)	(15,086,486)	(13,632,978)
Leasing (Notes 2, 3g, 10 and 32b)	1,723,035	1,875,566	2,281,099
Leasing receivables:
- Private sector	3,423,199	3,722,150	4,615,232
Unearned income from leasing	(1,562,597)	(1,697,420)	(2,103,807)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(137,567)	(149,164)	(230,326)
Other receivables	63,642,692	60,038,237	59,524,158
Receivables on sureties and guarantees honored (Note 10a-3)	59,143	89,170	30,304
Foreign exchange portfolio (Note 11a)	16,245,509	13,132,021	11,476,110
Receivables	857,549	809,095	603,653
Securities trading	822,639	888,190	830,940
Specific receivables	5,623	4,948	3,292
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,385,695	4,053,536	4,070,116
Sundry (Note 11b)	42,122,400	41,936,467	43,292,639
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(855,866)	(875,190)	(782,896)
Other assets (Note 12)	3,333,164	3,430,345	3,291,493
Other assets	1,881,106	1,790,755	1,660,960
Provision for losses	(719,931)	(669,360)	(647,622)
Prepaid expenses (Notes 3i and 12b)	2,171,989	2,308,950	2,278,155

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position – In thousands of Reais

Assets	2015		2014
	June	March	June
Long-term receivables	317,493,858	321,601,013	315,346,984
Interbank investments (Notes 3d and 7)	526,925	726,960	669,821
Interbank investments	526,925	726,960	669,821
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	113,605,607	118,168,607	133,730,405
Own portfolio	70,198,701	63,611,747	75,546,787
Subject to unrestricted repurchase agreements	40,379,936	45,764,782	50,286,078
Derivative financial instruments (Notes 3f, 8e II and 32b)	88,916	111,710	1,000,075
Given in guarantee to the Brazilian Central Bank	-	5,967,994	19,008
Privatization rights	55,667	56,524	62,237
Given in guarantee	2,559,790	2,591,958	5,990,548
Subject to unrestricted repurchase agreements	322,597	63,892	825,672
Interbank accounts	626,090	622,313	599,801
Reserve requirement (Note 9):
- SFH	626,090	622,313	599,801
Loans (Notes 3g, 10 and 32b)	156,053,261	152,894,655	145,031,278
Loans:
- Public sector	492,281	869,381	1,919,401
- Private sector	155,421,065	153,641,188	145,510,575
Loans transferred under an assignment with recourse	7,073,084	5,182,438	4,205,713
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,933,169)	(6,798,352)	(6,604,411)
Leasing (Notes 2, 3g, 10 and 32b)	1,713,268	1,900,942	2,301,181
Leasing receivables:
- Private sector	3,621,769	4,012,198	4,985,585
Unearned income from leasing	(1,822,840)	(2,022,056)	(2,528,065)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(85,661)	(89,200)	(156,339)
Other receivables	43,531,957	45,741,551	31,400,852
Receivables	9,493	10,250	7,459
Securities trading	419,437	878,782	126,860
Sundry (Note 11b)	43,127,945	44,864,934	31,317,233
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(24,918)	(12,415)	(50,700)
Other assets (Note 12)	1,436,750	1,545,985	1,613,646
Prepaid expenses (Notes 3i and 12b)	1,436,750	1,545,985	1,613,646
Permanent assets	19,163,725	19,380,677	15,145,755
Investments (Notes 3j, 13 and 32b)	1,668,833	1,635,890	1,886,747
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,508,427	1,472,970	1,471,009
Other investments	429,934	436,645	689,466
Allowance for losses	(269,528)	(273,725)	(273,728)
Premises and equipment (Notes 3k and 14)	4,940,428	4,952,392	4,578,907
Premises	1,518,913	1,500,732	1,463,321
Other premises and equipment	10,449,695	10,969,116	10,352,291
Accumulated depreciation	(7,028,180)	(7,517,456)	(7,236,705)
Intangible assets (Notes 3l and 15)	12,554,464	12,792,395	8,680,101
Intangible Assets	21,915,917	21,535,567	16,416,704
Accumulated amortization	(9,361,453)	(8,743,172)	(7,736,603)
Total	1,029,762,111	1,034,814,452	931,131,774

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     111

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2015		2014
	June	March	June
Current liabilities	720,062,632	743,525,666	645,826,729
Deposits (Notes 3n and 16a)	155,982,198	168,402,098	164,831,687
Demand deposits	26,125,412	30,230,056	36,176,242
Savings deposits	91,008,482	91,741,025	84,318,918
Interbank deposits	518,490	225,600	329,746
Time deposits (Notes 16a and 32b)	38,329,814	46,205,417	44,006,781
Securities sold under agreements to repurchase (Notes 3n and 16b)	279,489,855	287,304,229	232,207,444
Own portfolio	111,310,888	101,336,361	108,296,248
Third-party portfolio	166,115,148	185,055,289	122,146,097
Unrestricted portfolio	2,063,819	912,579	1,765,099
Funds from issuance of securities (Notes 16c and 32b)	44,634,746	50,280,080	36,898,189
Mortgage and real estate notes, letters of credit and others	40,552,530	48,261,329	33,703,331
Securities issued overseas	3,830,280	1,874,486	3,043,455
Structured Operations Certificates	251,936	144,265	151,403
Interbank accounts	1,185,434	1,119,911	1,910,430
Correspondent banks	1,185,434	1,119,911	1,910,430
Interdepartmental accounts	3,392,800	3,127,482	3,762,883
Third-party funds in transit	3,392,800	3,127,482	3,762,883
Borrowing (Notes 17a and 32b)	16,916,619	16,730,459	12,870,253
Borrowing in Brazil - other institutions	10,075	8,459	5,686
Borrowing overseas	16,906,544	16,722,000	12,864,567
On-lending in Brazil - official institutions (Notes 17b and 32b)	13,155,180	13,610,287	11,860,115
National treasury	30,931	52,086	1,109
BNDES	4,543,794	4,760,258	3,261,698
CEF	11,420	11,298	16,388
FINAME	8,567,451	8,785,068	8,579,662
Other institutions	1,584	1,577	1,258
On-lending overseas (Notes 17b and 32b)	1,676,409	1,671,809	212,745
On-lending overseas	1,676,409	1,671,809	212,745
Derivative financial instruments (Notes 3f, 8e II and 32b)	4,705,650	5,532,507	3,985,513
Derivative financial instruments	4,705,650	5,532,507	3,985,513
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	140,299,475	133,614,178	119,068,718
Other liabilities	58,624,266	62,132,626	58,218,752
Payment of taxes and other contributions	3,425,058	6,563,753	3,736,961
Foreign exchange portfolio (Note 11a)	8,142,031	4,686,469	5,551,655
Social and statutory	2,657,088	1,459,964	2,187,638
Tax and social security (Note 20a)	4,844,192	3,614,681	5,635,570
Securities trading	1,987,569	1,972,732	1,918,240
Financial and development funds	1,512	1,279	1,236
Subordinated debts (Notes 19 and 32b)	2,321,182	2,843,260	2,649,372
Sundry (Note 20b)	35,245,634	40,990,488	36,538,080
Long-term liabilities	220,848,847	205,539,332	207,795,160
Deposits (Notes 3n and 16a)	39,944,249	43,300,388	48,438,846
Interbank deposits	212,502	229,321	191,281
Time deposits (Notes 16a and 32b)	39,731,747	43,071,067	48,247,565

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Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2015		2014
	June	March	June
Securities sold under agreements to repurchase (Notes 3n and 16b)	14,240,611	16,435,549	23,403,544
Own portfolio	13,917,679	16,435,549	23,403,544
Unrestricted portfolio	322,932	-	-
Funds from issuance of securities (Notes 16c and 32b)	50,752,157	37,967,210	32,978,552
Mortgage and real estate notes, letters of credit and others	46,331,783	31,655,861	27,895,149
Securities issued overseas	4,268,389	6,201,245	5,024,645
Structured Operations Certificates	151,985	110,104	58,758
Borrowing (Notes 17a and 32b)	3,547,886	3,033,075	857,437
Borrowing in Brazil - other institutions	10,691	14,038	14,179
Borrowing overseas	3,537,195	3,019,037	843,258
On-lending in Brazil - official institutions (Notes 17b and 32b)	26,073,014	27,323,254	28,340,766
BNDES	6,955,178	7,248,033	8,124,315
CEF	2,840	5,611	13,515
FINAME	19,114,996	20,069,610	20,202,564
Other institutions	-	-	372
Derivative financial instruments (Notes 3f, 8e II and 32b)	126,448	178,495	741,052
Derivative financial instruments	126,448	178,495	741,052
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	24,266,624	23,680,579	23,663,671
Other liabilities	61,897,858	53,620,782	49,371,292
Tax and social security (Note 20a)	10,445,492	10,382,453	10,808,229
Subordinated debts (Notes 19 and 32b)	35,104,386	35,146,366	32,734,624
Sundry (Note 20b)	16,347,980	8,091,963	5,828,439
Deferred income	398,521	312,438	223,400
Deferred income	398,521	312,438	223,400
Non-controlling interests in subsidiaries (Note 22)	1,480,545	1,499,540	486,207
Shareholders' equity (Note 23)	86,971,566	83,937,476	76,800,278
Capital:
- Domiciled in Brazil	42,559,829	42,559,695	37,622,310
- Domiciled overseas	540,171	540,305	477,690
Capital reserves	11,441	11,441	11,441
Profit reserves	44,995,397	41,935,988	38,976,929
Asset valuation adjustments	(764,260)	(811,938)	9,923
Treasury shares (Notes 23d and 32b)	(371,012)	(298,015)	(298,015)
Attributable to equity holders of the Parent Company	88,452,111	85,437,016	77,286,485
Total	1,029,762,111	1,034,814,452	931,131,774

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     113

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Consolidated Statement of Financial Position – In thousands of Reais

	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Finance Intermediation Income	33,706,499	33,687,742	67,394,241	53,405,803
Loans (Note 10j)	16,140,764	15,689,633	31,830,397	27,983,666
Leasing (Note 10j)	127,154	141,750	268,904	342,228
Operations with securities (Note 8h)	10,188,744	11,899,786	22,088,530	15,250,081
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	5,305,174	4,935,661	10,240,835	6,827,869
Derivative financial instruments (Note 8h)	918,133	(1,081,397)	(163,264)	673,626
Foreign exchange operations (Note 11a)	86,470	1,165,618	1,252,088	66,121
Reserve requirement (Note 9b)	1,046,699	988,710	2,035,409	2,221,748
Sale or transfer of financial assets	(106,639)	(52,019)	(158,658)	40,464

Financial intermediation expenses	21,758,638	28,259,917	50,018,555	33,257,190
Retail and professional market funding (Note 16e)	14,229,256	14,545,331	28,774,587	21,644,719
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 16e)	4,005,858	3,584,192	7,590,050	5,073,065
Borrowing and on-lending (Note 17c)	(602,715)	6,277,331	5,674,616	(356,452)
Allowance for loan losses (Notes 3g, 10g and 10h)	4,126,239	3,853,063	7,979,302	6,895,858

Gross income from financial intermediation	11,947,861	5,427,825	17,375,686	20,148,613

Other operating income (expenses)	(4,025,505)	(3,982,776)	(8,008,281)	(7,492,792)
Fee and commission income (Note 24)	6,107,441	5,700,681	11,808,122	10,416,052
- Other fee and commission income	4,701,778	4,433,698	9,135,476	8,076,747
Income from banking fees	1,405,663	1,266,983	2,672,646	2,339,305
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21d)	16,648,770	13,574,642	30,223,412	25,265,409
- Net premiums written	16,722,169	13,634,448	30,356,617	25,441,983
- Reinsurance premiums paid	(73,399)	(59,806)	(133,205)	(176,574)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(8,195,276)	(5,251,460)	(13,446,736)	(10,652,048)
Retained claims (Note 3o)	(5,122,432)	(5,077,100)	(10,199,532)	(8,422,159)
Capitalization bond prize draws and redemptions (Note 3o)	(1,198,563)	(1,217,928)	(2,416,491)	(2,259,593)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(822,609)	(816,653)	(1,639,262)	(1,416,606)
Payroll and related benefits (Note 25)	(3,618,157)	(3,445,086)	(7,063,243)	(6,726,987)
Other administrative expenses (Note 26)	(3,966,619)	(3,681,021)	(7,647,640)	(7,122,164)
Tax expenses (Note 27)	(1,521,058)	(1,016,711)	(2,537,769)	(2,310,173)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	31,799	(19,738)	12,061	86,627
Other operating income (Note 28)	1,064,926	1,089,599	2,154,525	1,518,546
Other operating expenses (Note 29)	(3,433,727)	(3,822,001)	(7,255,728)	(5,869,696)
Operating income	7,922,356	1,445,049	9,367,405	12,655,821
Non-operating income (loss) (Note 30)	(89,780)	(35,621)	(125,401)	(244,039)
Income before income tax and social contribution and non-controlling interests	7,832,576	1,409,428	9,242,004	12,411,782
Income tax and social contribution (Notes 34a and 34b)	(3,317,430)	2,866,910	(450,520)	(5,131,770)
Non-controlling interests in subsidiaries	(41,778)	(32,352)	(74,130)	(59,082)
Net income	4,473,368	4,243,986	8,717,354	7,220,930

The accompanying Notes are an integral part of these Consolidated Financial Statements.

114             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Paid- up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	587,419	476,947	-	-	1,064,366
	Net income	-	-	-	-	-	-	-	7,220,930	7,220,930
Allocations:	- Reserves	-	-	361,047	4,463,985	-	-	-	(4,825,032)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(1,566,898)	(1.566.898)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829.000)
	Balance on June 30, 2014	38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278

	Balance on December 31, 2014	38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	(5,000,000)	-	-	-	-	-
	Asset valuation adjustments	-	-	-	-	(283,107)	(37,520)	-	-	(320,627)
	Net income	-	-	-	-	-	-	-	4,243,986	4,243,986
Allocations:	- Reserves	-	-	212,199	2,537,654	-	-	-	(2,749,853)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(1,494,133)	(1.494.133)
	Balance on March 31, 2015	43,100,000	11,441	5,405,666	36,530,322	(688,584)	(123,354)	(298,015)	-	83,937,476
	Acquisition of treasury shares	-	-	-	-	-	-	(72,997)	-	(72,997)
	Asset valuation adjustments	-	-	-	-	(138,513)	186,191	-	-	47,678
	Net income	-	-	-	-	-	-	-	4,473,368	4,473,368
Allocations:	- Reserves	-	-	223,668	2,835,741	-	-	-	(3,059,409)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(501,959)	(501,959)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on June 30, 2015	43,100,000	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566

	Balance on December 31, 2014	38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(72,997)	-	(72,997)
	Asset valuation adjustments	-	-	-	-	(421,620)	148,671	-	-	(272,949)
	Net income	-	-	-	-	-	-	-	8,717,354	8,717,354
Allocations:	- Reserves	-	-	435,867	5,373,395	-	-	-	(5,809,262)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(1,996,092)	(1,996,092)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on June 30, 2015	43,100,000	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     115

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Value Added – In thousands of Reais

Description	2015						2014
	2nd quarter	%	1st quarter	%	1st semester	%	1st semester	%
1 – Revenue	34,812,348	263.6	34,244,869	560.9	69,057,218	357.5	55,315,873	252.7
1.1) Financial intermediation	33,706,499	255.2	33,687,742	551.7	67,394,241	348.9	53,405,803	244.0
1.2) Fees and commissions	6,107,441	46.2	5,700,681	93.4	11,808,122	61.1	10,416,052	47.6
1.3) Allowance for loan losses	(4,126,239)	(31.2)	(3,853,063)	(63.1)	(7,979,302)	(41.3)	(6,895,858)	(31.5)
1.4) Other	(875,353)	(6.6)	(1,290,491)	(21.1)	(2,165,843)	(11.2)	(1,610,124)	(7.4)
2 – Financial intermediation expenses	(17,632,399)	(133.5)	(24,406,854)	(399.7)	(42,039,253)	(217.7)	(26,361,332)	(120.4)
3 – Inputs acquired from third-parties	(3,198,001)	(24.2)	(2,923,714)	(48.0)	(6,121,715)	(31.6)	(5,774,013)	(26.4)
Material, water, electricity and gas	(173,044)	(1.3)	(155,446)	(2.5)	(328,490)	(1.7)	(285,982)	(1.3)
Outsourced services	(1,014,491)	(7.7)	(903,731)	(14.8)	(1,918,222)	(9.9)	(1,827,278)	(8.3)
Communication	(420,672)	(3.2)	(391,252)	(6.4)	(811,924)	(4.2)	(753,702)	(3.4)
Financial system services	(194,904)	(1.5)	(197,941)	(3.2)	(392,845)	(2.0)	(384,637)	(1.8)
Advertising and marketing	(206,693)	(1.6)	(132,911)	(2.2)	(339,604)	(1.8)	(348,748)	(1.6)
Transport	(154,909)	(1.2)	(157,387)	(2.6)	(312,296)	(1.6)	(402,475)	(1.8)
Data processing	(366,606)	(2.8)	(363,339)	(6.0)	(729,945)	(3.8)	(661,995)	(3.0)
Asset maintenance	(263,475)	(2.0)	(239,849)	(3.9)	(503,324)	(2.6)	(331,380)	(1.5)
Security and surveillance	(150,454)	(1.1)	(149,306)	(2.4)	(299,760)	(1.6)	(277,094)	(1.3)
Travel	(43,238)	(0.3)	(28,901)	(0.5)	(72,139)	(0.4)	(64,620)	(0.3)
Other	(209,515)	(1.5)	(203,651)	(3.5)	(413,166)	(2.0)	(436,102)	(2.1)
4 – Gross value added (1-2-3)	13,981,948	105.9	6,914,301	113.2	20,896,250	108.2	23,180,528	105.9
5 – Depreciation and amortization	(806,081)	(6.1)	(788,492)	(12.9)	(1,594,574)	(8.3)	(1,379,292)	(6.3)
6 – Net value added produced by the entity (4-5)	13,175,867	99.8	6,125,809	100.3	19,301,676	99.9	21,801,236	99.6
7 – Value added received through transfer	31,799	0.2	(19,738)	(0.3)	12,061	0.1	86,627	0.4
Equity in the earnings (losses) of unconsolidated companies	31,799	0.2	(19,738)	(0.3)	12,061	0.1	86,627	0.4
8 – Value added to distribute (6+7)	13,207,666	100.0	6,106,071	100.0	19,313,737	100.0	21,887,863	100.0
9 – Value added distributed	13,207,666	100.0	6,106,071	100.0	19,313,737	100.0	21,887,863	100.0
9.1) Personnel	3,152,446	23.8	3,000,312	49.1	6,152,758	31.8	5,847,889	26.7
Salaries	1,670,429	12.6	1,602,763	26.2	3,273,192	16.9	3,079,385	14.1
Benefits	744,839	5.6	752,497	12.3	1,497,336	7.8	1,401,441	6.4
Government Severance Indemnity Fund for Employees (FGTS)	159,315	1.1	150,191	2.5	309,506	1.6	291,068	1.3
Other	577,863	4.5	494,861	8.1	1,072,724	5.5	1,075,995	4.9
9.2) Tax, fees and contributions	5,304,199	40.2	(1,405,425)	(23.0)	3,898,774	20.1	8,321,041	38.1
Federal	5,121,152	38.8	(1,597,825)	(26.2)	3,523,327	18.2	7,965,165	36.4
State	1,007	-	4,105	0.1	5,112	-	11,999	0.1
Municipal	182,040	1.4	188,295	3.1	370,335	1.9	343,877	1.6
9.3) Remuneration for providers of capital	235,875	1.8	234,846	3.9	470,721	2.5	438,921	2.0
Rental	228,773	1.7	229,625	3.8	458,398	2.4	429,762	2.0
Asset leasing	7,102	0.1	5,221	0.1	12,323	0.1	9,159	-
9.4) Value distributed to shareholders	4,515,146	34.2	4,276,338	70.0	8,791,484	45.6	7,280,012	33.2
Interest on shareholders’ equity/dividends	1,413,959	10.7	1,494,133	24.5	2,908,092	15.1	2,395,898	10.9
Retained earnings	3,059,409	23.2	2,749,853	45.0	5,809,262	30.1	4,825,032	22.0
Non-controlling interests in retained earnings	41,778	0.3	32,352	0.5	74,130	0.4	59,082	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

116             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Cash Flow Statement - In thousands of Reais

	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Cash flow from operating activities:
Net Income before income tax and social contribution	7,832,576	1,409,428	9,242,004	12,411,782
Adjustments to net income before income tax and social contribution	10,023,419	7,086,765	17,110,184	15,513,651
Allowance for loan losses	4,126,239	3,853,063	7,979,302	6,895,858
Depreciation and amortization	806,081	788,492	1,594,574	1,379,292
Expenses with civil, labor and tax provisions	817,824	1,118,134	1,935,958	1,527,085
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	4,005,858	3,584,192	7,590,050	5,073,065
Equity in the (earnings/losses) of unconsolidated companies	(31,799)	19,738	(12,061)	(86,627)
(Gain)/loss on sale of investments	1,299	(1)	1,298	1,854
(Gain)/loss on sale of fixed assets	7,304	6,474	13,778	(7,638)
(Gain)/loss on sale of foreclosed assets	40,445	65,873	106,318	146,146
Other	250,168	(2,349,200)	(2,099,033)	584,616
Adjusted net income before taxes	17,855,995	8,496,193	26,352,188	27,925,433
(Increase)/decrease in interbank investments	(2,671,290)	4,233,200	1,561,910	14,554,117
(Increase)/decrease in trading securities and derivative financial instruments	(13,077,927)	9,276,898	(3,801,029)	(8,363,753)
(Increase)/decrease in interbank and interdepartmental accounts	18,861	(2,205,752)	(2,186,891)	(2,189,615)
Increase in loan and leasing	(5,490,681)	(9,794,369)	(15,285,050)	(12,383,560)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets – technical provisions	(332,159)	3,483	(328,676)	(571,914)
Increase in technical provisions for insurance, pension plans and capitalization bonds	3,265,484	443,482	3,708,966	1,430,213
Increase/(decrease) in deferred income	86,083	19,769	105,852	(453,333)
(Increase)/decrease in other receivables and other assets	(1,263,409)	(800,764)	(2,064,173)	3,944,032
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(2,023,754)	4,035,614	2,011,860	1,879,163
Increase/(decrease) in deposits	(15,776,039)	89,928	(15,686,111)	(4,792,512)
(Decrease) in securities sold under agreements to repurchase	(10,009,312)	(16,454,317)	(26,463,629)	(667,808)
Increase in funds from issuance of securities	7,139,613	3,421,857	10,561,470	12,222,748
Increase/(Decrease) in borrowings and on-lending	(999,776)	3,370,748	2,370,972	(1,953,536)
Increase in other liabilities	2,282,855	4,815,314	7,098,169	1,162,557
Income tax and social contribution paid	(1,051,710)	(4,109,609)	(5,161,319)	(4,097,793)
Net cash provided by/(used in) by operating activities	(22,047,166)	4,841,675	(17,205,491)	27,644,439
Cash flow from investing activities:
(Increase) in held-to-maturity securities	(416,129)	(496,550)	(912,679)	(885,953)
Sale of/maturity of and interests on available-for-sale securities	18,382,891	12,251,001	30,633,892	23,037,371
Proceeds from sale of foreclosed assets	173,564	161,035	334,599	273,447
Sale of investments	1,291	756	2,047	3,860
Sale of premises and equipment	129,997	197,510	327,507	315,337
Purchases of available-for-sale securities	(18,647,515)	(14,816,163)	(33,463,678)	(29,524,728)
Foreclosed assets received	(388,024)	(314,437)	(702,461)	(662,184)
Investment acquisitions	(2,760)	(11,621)	(14,381)	(6,484)
Purchase of premises and equipment	(205,923)	(585,729)	(791,652)	(570,011)
Intangible asset acquisitions	(379,151)	(4,778,190)	(5,157,341)	(380,501)
Dividends and interest on shareholders’ equity received	206,880	63,503	270,383	148,715
Net cash provided by/(used in) investing activities	(1,144,879)	(8,328,885)	(9,473,764)	(8,251,131)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(564,058)	2,167,959	1,603,901	(501,007)
Dividends and interest on shareholders’ equity paid	(265,242)	(3,151,529)	(3,416,771)	(2,595,322)
Non-controlling interest	(60,773)	1,074,676	1,013,903	(178,310)
Acquisition of own shares	(72,997)	-	(72,997)	(28,922)
Net cash provided by/(used in) financing activities	(963,070)	91,106	(871,964)	(3,303,561)
Net increase/(decrease) in cash and cash equivalents	(24,155,115)	(3,396,104)	(27,551,219)	16,089,747
Cash and cash equivalents - at the beginning of the period	201,415,594	204,811,698	204,811,698	117,824,922
Cash and cash equivalents - at the end of the period	177,260,479	201,415,594	177,260,479	133,914,669
Net increase/(decrease) in cash and cash equivalents	(24,155,115)	(3,396,104)	(27,551,219)	16,089,747

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     117

Consolidated Financial Statements and Independent Auditors’ Report

Index of Notes to the Consolidated Financial Statements

Notes to Bradesco’s Consolidated Financial Statements are as follows:

Page

1)	OPERATIONS	119
2)	PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS	119
3)	SIGNIFICANT ACCOUNTING PRACTICES	121
4)	COMPARATIVE AMOUNTS	129
5)	STATEMENT OF FINANCIAL POSITION AND ADJUSTED INCOME STATEMENT BY OPERATING SEGMENT	130
6)	CASH AND CASH EQUIVALENTS	131
7)	INTERBANK INVESTMENTS	132
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	133
9)	INTERBANK ACCOUNTS – RESERVE REQUIREMENT	146
10)	LOANS	147
11)	OTHER RECEIVABLES	159
12)	OTHER ASSETS	161
13)	INVESTMENTS	161
14)	PREMISES AND EQUIPMENT	163
15)	INTANGIBLE ASSETS	164
16)	DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	165
17)	BORROWING AND ON-LENDING	169
18)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY	170
19)	SUBORDINATED DEBT	174
20)	OTHER LIABILITIES	177
21)	INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	178
22)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	181
23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)	181
24)	FEE AND COMMISSION INCOME	184
25)	PAYROLL AND RELATED BENEFITS	184
26)	OTHER ADMINISTRATIVE EXPENSES	185
27)	TAX EXPENSES	185
28)	OTHER OPERATING INCOME	185
29)	OTHER OPERATING EXPENSES	186
30)	NON-OPERATING INCOME (LOSS)	186
31)	RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	187
32)	FINANCIAL INSTRUMENTS	189
33)	EMPLOYEE BENEFITS	200
34)	INCOME TAX AND SOCIAL CONTRIBUTION	201
35)	OTHER INFORMATION	203

118             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

1)     OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Organização Bradesco, working together in an integrated fashion in the market.

2)     PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly controlled entities, in Brazil and overseas, including SPEs (Special Purpose Entities). They were prepared using accounting practices in compliance with Laws No.  4.595/64 (Brazilian Financial System Law) and No. 6.404/76 (Brazilian Corporate Law), along with amendments introduced by Laws No. 11.638/07 and No. 11.941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance is presented with the leasing installments due in a single balance sheet line.

In the preparation of these consolidated financial statements, which were drawn up in accordance with the specific procedures laid down by Article 3 of Resolution No. 2.723/00 of CMN in force until March 26, 2015, and other provisions of the Accounting Plan of Financial Institutions – (“Cosif”), in order to demonstrate the appropriate financial situation and results of the operations of the member companies of Organização Bradesco, as well as to maintain consistency with the information already disclosed in previous periods. Moreover, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 29, 2015.

Bradesco     119

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

            Below are the significant directly and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2015		2014
		June 30	March 31	June 30
Financial Sector – Brazil
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.80%	99.80%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (2) (3)	Services	30.06%	30.06%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (2)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	50.01%	50.01%	50.01%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda. (5)	Information technology	-	-	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  Increase in equity interest through share acquisition in December 2014;

(2)  Company proportionally consolidated, pursuant to CVM Rule No. 247/96;

(3)  Increase in equity interest through share acquisition in February and March 2015;

(4)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas (Note 16d); and

(5)  Company divested in December 2014.

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Notes to the Consolidated Financial Statements

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and Expense Recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal though the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

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Notes to the Consolidated Financial Statements

Income from capitalization bonds is recognized in the month it is received. Technical provisions are recorded when the respective revenues are recognized.

Income from expired capitalization bonds is recognized after the statute of limitation, as per Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized in the income statement as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

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Notes to the Consolidated Financial Statements

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which  the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2.682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2.682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

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Notes to the Consolidated Financial Statements

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial companies and similar companies, and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net income for the period, enacted by Law No. 11.638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12.973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3.738/14.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

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Notes to the Consolidated Financial Statements

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly controlled entities are consolidated - the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets and the movement in these balances by class, are presented in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 8d(10).

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

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Notes to the Consolidated Financial Statements

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

 -   The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 4.9% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        The mathematical reserve for vested benefits (PMBC) relating to the individual health care plan portfolio comprises obligations under the terms of the contract for the provision of health care, to dependents whose policyholders are already deceased, and is based on the present value of estimated future expenses, as provided for in ANS Normative Resolution No. 75/04, discounted using an annual discount rate of 4.9%;

-        For health insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. The methodology uses the historical behavior observed in the last 12 months to project future payments for claims related to events that took place prior to the calculation date.

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 half-year periods to determine a future projection per occurrence period;

-       The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

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Notes to the Consolidated Financial Statements

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the observed amounts for events in the period for personal insurance that have a technical surplus participation clause;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future indemnities and related expenses and the expected present value of future premiums, using an annual discount rate of 4.9%.

•       Pension plans and life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net premiums, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

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Notes to the Consolidated Financial Statements

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3.823/09 and CVM Resolution No. 594/09:

•       Contingent assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

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Notes to the Consolidated Financial Statements

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations – provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)     COMPARATIVE AMOUNTS

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended June 30, 2015.

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Notes to the Consolidated Financial Statements

5)     STATEMENT OF FINANCIAL POSITION AND ADJUSTED INCOME STATEMENT BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	765,320,993	124,538,285	191,666,452	3,256	2,193,613	(73,124,213)	1,010,598,386
Funds available	15,416,890	3,186,821	344,368	1,117	120,231	(7,392,866)	11,676,561
Interbank investments	175,217,097	1,050,880	-	-	-	-	176,267,977
Securities and derivative financial instruments	162,242,125	16,061,108	178,781,515	1,533	785,023	(1,756,673)	356,114,631
Interbank and interdepartmental accounts	50,799,822	-	-	-	-	-	50,799,822
Loan and leasing	262,866,674	102,782,794	-	-	-	(61,854,636)	303,794,832
Other receivables and assets	98,778,385	1,456,682	12,540,569	606	1,288,359	(2,120,038)	111,944,563
Permanent assets	84,954,871	46,433	4,259,588	5	1,021,167	(71,118,339)	19,163,725
Investments	71,270,265	-	1,329,889	-	187,018	(71,118,339)	1,668,833
Premises and equipment	3,589,002	19,261	1,303,001	5	29,159	-	4,940,428
Intangible assets	10,095,604	27,172	1,626,698	-	804,990	-	12,554,464
Total on June 30, 2015	850,275,864	124,584,718	195,926,040	3,261	3,214,780	(144,242,552)	1,029,762,111
Total on March 31, 2015	855,828,919	128,240,927	186,473,525	3,591	3,191,296	(138,923,806)	1,034,814,452
Total on June 30, 2014	770,876,358	92,835,264	169,197,311	2,465	2,882,608	(104,662,232)	931,131,774

Liabilities
Current and long-term liabilities	758,286,357	81,083,528	173,566,420	1,321	1,098,066	(73,124,213)	940,911,479
Deposits	166,650,703	36,720,716	-	-	-	(7,444,972)	195,926,447
Securities sold under agreements to repurchase	287,877,560	6,533,632	-	-	-	(680,726)	293,730,466
Funds from issuance of securities	89,032,049	8,098,669	-	-	-	(1,743,815)	95,386,903
Interbank and interdepartmental accounts	4,578,234	-	-	-	-	-	4,578,234
Borrowing and on-lending	105,904,570	17,319,174	-	-	-	(61,854,636)	61,369,108
Derivative financial instruments	3,920,960	911,138	-	-	-	-	4,832,098
Technical provisions from insurance, pension plans and capitalization bonds	-	-	164,565,096	1,003	-	-	164,566,099
Other liabilities:
- Subordinated debts	26,533,229	10,892,339	-	-	-	-	37,425,568
- Other	73,789,052	607,860	9,001,324	318	1,098,066	(1,400,064)	83,096,556
Deferred income	376,375	-	22,146	-	-	-	398,521
Non-controlling interests in subsidiaries	4,641,566	43,501,190	22,337,474	1,940	2,116,714	(71,118,339)	1,480,545
Shareholders’ equity	86,971,566	-	-	-	-	-	86,971,566
Total on June 30, 2015	850,275,864	124,584,718	195,926,040	3,261	3,214,780	(144,242,552)	1,029,762,111
Total on March 31, 2015	855,828,919	128,240,927	186,473,525	3,591	3,191,296	(138,923,806)	1,034,814,452
Total on June 30, 2014	770,876,358	92,835,264	169,197,311	2,465	2,882,608	(104,662,232)	931,131,774

130             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Financial intermediation income	56,338,232	1,222,925	10,242,234	-	89,646	(498,796)	67,394,241
Financial intermediation expenses	42,010,195	917,106	7,590,050	-	-	(498,796)	50,018,555
Gross income from financial intermediation	14,328,037	305,819	2,652,184	-	89,646	-	17,375,686
Other operating income/expenses	(9,265,330)	(153,535)	1,386,831	(296)	16,845	7,204	(8,008,281)
Operating income	5,062,707	152,284	4,039,015	(296)	106,491	7,204	9,367,405
Non-operating income	(124,554)	5,802	996	-	(441)	(7,204)	(125,401)
Income before taxes and non-controlling interest	4,938,153	158,086	4,040,011	(296)	106,050	-	9,242,004
Income tax and social contribution	1,006,900	(14,263)	(1,415,587)	(14)	(27,556)	-	(450,520)
Non-controlling interests in subsidiaries	(15,574)	-	(58,556)	-	-	-	(74,130)
Net income for the 1st semester of 2015	5,929,479	143,823	2,565,868	(310)	78,494	-	8,717,354
Net income for the 1st semester of 2014	4,544,941	463,261	2,111,842	(32)	100,918	-	7,220,930
Net income for the 2nd quarter of 2015	2,648,695	498,646	1,283,202	(183)	43,008	-	4,473,368
Net income for the 1st quarter of 2015	3,280,784	(354,823)	1,282,666	(127)	35,486	-	4,243,986

(1)  The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)     CASH AND CASH EQUIVALENTS

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Cash and due from banks in domestic currency	7,960,707	10,548,692	7,650,892
Cash and due from banks in foreign currency	3,715,730	3,133,901	3,883,611
Investments in gold	124	129	99
Total cash and due from banks	11,676,561	13,682,722	11,534,602
Interbank investments (1)	165,583,918	187,732,872	122,380,067
Total cash and cash equivalents	177,260,479	201,415,594	133,914,669

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     131

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

7)     INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities purchased under agreements to resell:
Own portfolio position	2,642,143	28,089	-	-	2,670,232	1,839,601	3,166,999
● National treasury notes	-	-	-	-	-	395,800	186,931
● National treasury bills	2,459,495	-	-	-	2,459,495	1,409,908	2,967,853
● Debentures	9,897	-	-	-	9,897	5,028	-
● Other	172,751	28,089	-	-	200,840	28,865	12,215
Funded position	162,162,761	4,432,603	-	-	166,595,364	186,295,098	121,498,082
● Financial treasury bills	25,714,021	-	-	-	25,714,021	87,119	76,294
● National treasury notes	54,831,505	3,931,687	-	-	58,763,192	163,001,533	77,469,339
● National treasury bills	81,617,235	500,916	-	-	82,118,151	23,206,446	43,952,449
Short position	454,697	1,616,513	-	-	2,071,210	559,847	656,775
● National treasury bills	454,697	1,616,513	-	-	2,071,210	559,847	656,775
Subtotal	165,259,601	6,077,205	-	-	171,336,806	188,694,546	125,321,856
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	645,603	1,452,830	2,324,955	526,925	4,950,313	7,078,697	12,345,193
● Provision for losses	(4,001)	(7,926)	(7,215)	-	(19,142)	(27,602)	(13,374)
Subtotal	641,602	1,444,904	2,317,740	526,925	4,931,171	7,051,095	12,331,819
Total on June 30, 2015	165,901,203	7,522,109	2,317,740	526,925	176,267,977
%	94.1	4.3	1.3	0.3	100.0
Total on March 31, 2015	190,269,933	2,843,852	1,904,896	726,960		195,745,641
%	97.2	1.4	1.0	0.4		100.0
Total on June 30, 2014	125,002,093	7,337,098	4,644,663	669,821			137,653,675
%	90.8	5.3	3.4	0.5			100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Income from investments in purchase and sale commitments:
• Own portfolio position	81,853	66,869	148,722	149,571
• Funded position	5,073,042	5,220,869	10,293,911	5,632,855
• Short position	107,274	79,736	187,010	148,220
Subtotal	5,262,169	5,367,474	10,629,643	5,930,646
Income from interest-earning deposits in other banks	89,689	130,055	219,744	327,644
Total (Note 8h)	5,351,858	5,497,529	10,849,387	6,258,290

132             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

8)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)     Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2015								2014
	Financial	Insurance/ Capitalization bonds	Pension plans	Other Activities	June 30%		March 31%		June 30%
Trading securities	32,772,453	3,472,722	77,626,362	421,368	114,292,905	41.1	110,020,357	39.9	106,902,268	41.4
- Government securities	12,869,315	595,403	323,055	341,525	14,129,298	5.2	13,030,277	4.7	30,440,070	11.8
- Corporate securities	13,641,659	2,877,319	128,819	79,843	16,727,640	6.0	17,574,611	6.4	20,405,366	7.9
- Derivative financial instruments (1) (8)	6,261,479	-	-	-	6,261,479	2.2	6,282,310	2.3	5,733,502	2.2
- PGBL/VGBL restricted bonds	-	-	77,174,488	-	77,174,488	27.7	73,133,159	26.5	50,323,330	19.5
Available-for-sale securities (4)	102,692,625	12,824,370	10,692,022	113,935	126,322,952	45.2	139,927,749	50.8	127,763,375	49.4
- Government securities	57,978,033	11,363,474	9,183,243	1,354	78,526,104	28.1	81,027,672	29.4	74,978,017	29.0
- Corporate securities	44,714,592	1,460,896	1,508,779	112,581	47,796,848	17.1	58,900,077	21.4	52,785,358	20.4
Held-to-maturity securities (4)	12,458,024	4,509,431	21,503,249	-	38,470,704	13.7	25,604,748	9.3	23,793,549	9.2
- Government securities	39,021	4,509,431	21,503,249	-	26,051,701	9.3	25,604,748	9.3	23,793,549	9.2
- Corporate securities	12,419,003	-	-	-	12,419,003	4.4	-	-	-	-
Subtotal	147,923,102	20,806,523	109,821,633	535,303	279,086,561	100.0	275,552,854	100.0	258,459,192	100.0
Purchase and sale commitments (2)	28,802,862	6,139,973	41,992,861	92,374	77,028,070		68,876,955		74,741,206
Grand total	176,725,964	26,946,496	151,814,494	627,677	356,114,631		344,429,809		333,200,398

- Government securities	70,886,369	16,468,308	31,009,547	342,879	118,707,103	42.5	119,662,697	43.5	129,211,636	50.0
- Corporate securities	77,036,733	4,338,215	1,637,598	192,424	83,204,970	29.8	82,756,998	30.0	78,924,226	30.5
- PGBL/VGBL restricted bonds	-	-	77,174,488	-	77,174,488	27.7	73,133,159	26.5	50,323,330	19.5
Subtotal	147,923,102	20,806,523	109,821,633	535,303	279,086,561	100.0	275,552,854	100.0	258,459,192	100.0
Purchase and sale commitments (2)	28,802,862	6,139,973	41,992,861	92,374	77,028,070		68,876,955		74,741,206
Grand total	176,725,964	26,946,496	151,814,494	627,677	356,114,631		344,429,809		333,200,398

Bradesco     133

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)  Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2015									2014
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	107,748	5,164,733	20,815,783	92,618,839	118,707,103	120,221,213	(1,514,110)	119,662,697	(1,383,441)	129,211,636	26,173
Financial treasury bills	28,014	1,877,842	327,139	5,518,284	7,751,279	7,750,649	630	7,352,902	435	9,649,129	1,200
National treasury bills	4,744	1,750,523	20,488,644	5,466,526	27,710,437	28,300,862	(590,425)	25,323,888	(657,287)	25,183,584	(705,762)
National treasury notes	4,320	92,291	-	80,464,242	80,560,853	81,442,479	(881,626)	84,346,646	(698,566)	93,968,125	692,740
Brazilian foreign debt notes	46,427	-	-	1,113,408	1,159,835	1,202,726	(42,891)	1,129,842	(31,603)	313,746	14,717
Privatization rights	-	-	-	55,667	55,667	46,043	9,624	56,524	9,887	62,237	10,662
Other	24,243	1,444,077	-	712	1,469,032	1,478,454	(9,422)	1,452,895	(6,307)	34,815	12,616
Private securities	16,226,772	4,058,370	3,633,918	59,285,910	83,204,970	88,714,242	(5,509,272)	82,756,998	(4,808,968)	78,924,226	377,218
Bank deposit certificates	166,291	325,836	16,395	78,605	587,127	587,127	-	777,004	-	871,107	-
Shares	4,640,508	-	-	-	4,640,508	4,449,078	191,430	4,313,932	128,280	5,942,454	(49,133)
Debentures (9)	208,910	1,600,305	1,423,688	29,752,784	32,985,687	32,481,105	504,582	33,808,351	695,028	33,436,787	(135,650)
Promissory notes	-	289,939	568,518	-	858,457	852,318	6,139	559,755	3,635	983,973	(8,451)
Foreign corporate securities	169,776	177,325	448,247	10,805,146	11,600,494	12,259,495	(659,001)	12,203,636	(906,388)	8,582,870	119,861
Derivative financial instruments (1) (8)	5,618,755	452,152	101,656	88,916	6,261,479	11,707,195	(5,445,716)	6,282,310	(4,361,912)	5,733,502	636,883
Other	5,422,532	1,212,813	1,075,414	18,560,459	26,271,218	26,377,924	(106,706)	24,812,010	(367,611)	23,373,533	(186,292)
PGBL/VGBL restricted bonds	1,970,516	715,464	5,451,183	69,037,325	77,174,488	77,174,488	-	73,133,159	-	50,323,330	-
Subtotal	18,305,036	9,938,567	29,900,884	220,942,074	279,086,561	286,109,943	(7,023,382)	275,552,854	(6,192,409)	258,459,192	403,391
Purchase and sale commitments (2)	77,006,707	12,288	410	8,665	77,028,070	77,028,070	-	68,876,955	-	74,741,206	-
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	299,179	-	308,820	-	(20,725)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(74,589)	-	320,023	-	407,385
Grand total	95,311,743	9,950,855	29,901,294	220,950,739	356,114,631	363,138,013	(6,798,792)	344,429,809	(5,563,566)	333,200,398	790,051

134             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2015									2014
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	8,645,623	5,911,718	2,978,444	15,236,668	32,772,453	38,295,918	(5,523,465)	32,590,281	(4,210,486)	52,144,622	762,148
National treasury bills	4,744	1,750,139	974,400	292,134	3,021,417	3,028,527	(7,110)	2,503,337	(3,538)	4,735,926	(720)
Financial treasury bills	26,122	1,605,477	313,420	4,318,367	6,263,386	6,263,607	(221)	5,831,306	(221)	8,110,150	1,029
Bank deposit certificates	78,287	325,823	16,385	36,754	457,249	457,249	-	612,852	-	618,827	-
Derivative financial instruments (1) (8)	5,618,755	452,152	101,656	88,916	6,261,479	11,707,195	(5,445,716)	6,282,310	(4,361,912)	5,733,502	636,883
Debentures (9)	-	261,280	390,111	3,174,740	3,826,131	3,835,240	(9,109)	4,157,423	22,213	6,471,963	(59,382)
Promissory notes	-	230,367	-	-	230,367	229,979	388	122	-	153,812	(376)
National treasury notes	4,320	-	-	2,587,611	2,591,931	2,617,511	(25,580)	2,473,298	174,695	16,341,431	210,590
Other	2,913,395	1,286,480	1,182,472	4,738,146	10,120,493	10,156,610	(36,117)	10,729,633	(41,723)	9,979,011	(25,876)
- Insurance companies and capitalization bonds	1,367,753	264,949	170,371	1,669,649	3,472,722	3,471,190	1,532	3,304,963	378	3,573,524	3,987
Financial treasury bills	-	157,022	-	438,381	595,403	595,403	-	597,874	-	690,181	-
Bank deposit certificates	2,749	-	-	18,859	21,608	21,608	-	20,573	-	127,275	-
Debentures	-	-	-	125,074	125,074	125,074	-	125,273	-	131,937	-
Other	1,365,004	107,927	170,371	1,087,335	2,730,637	2,729,105	1,532	2,561,243	378	2,624,131	3,987
- Pension plans	2,023,460	720,540	5,767,569	69,114,793	77,626,362	77,626,362	-	73,576,215	-	50,469,114	-
PGBL/VGBL restricted bonds	1,970,516	715,464	5,451,183	69,037,325	77,174,488	77,174,488	-	73,133,159	-	50,323,330	-
Other	52,944	5,076	316,386	77,468	451,874	451,874	-	443,056	-	145,784	-
- Other activities	13,207	163,130	26,709	218,322	421,368	424,663	(3,295)	548,898	-	715,008	-
Financial treasury bills	-	68,770	13,718	165,758	248,246	248,246	-	296,688	-	418,464	-
Bank deposit certificates	-	13	10	-	23	23	-	35,752	-	5,710	-
National treasury bills	-	384	58	546	988	988	-	1,440	-	33,365	-
Debentures	6,632	-	493	13,933	21,058	21,058	-	29,607	-	40,831	-
Other	6,575	93,963	12,430	38,085	151,053	154,348	(3,295)	185,411	-	216,638	-
Subtotal	12,050,043	7,060,337	8,943,093	86,239,432	114,292,905	119,818,133	(5,525,228)	110,020,357	(4,210,108)	106,902,268	766,135

Bradesco     135

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2015									2014
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Purchase and sale commitments (2)	76,944,391	12,288	410	8,664	76,965,753	76,965,753	-	68,769,535	-	74,506,700	-
Financial/other	28,873,874	12,288	410	8,664	28,895,236	28,895,236	-	22,675,958	-	18,328,633	-
Insurance companies and capitalization bonds	6,082,494	-	-	-	6,082,494	6,082,494	-	6,146,115	-	7,219,747	-
Pension plans	41,988,023	-	-	-	41,988,023	41,988,023	-	39,947,462	-	48,958,320	-
- PGBL/VGBL	39,725,576	-	-	-	39,725,576	39,725,576	-	37,468,068	-	47,786,715	-
- Funds	2,262,447	-	-	-	2,262,447	2,262,447	-	2,479,394	-	1,171,605	-
Grand total	88,994,434	7,072,625	8,943,503	86,248,096	191,258,658	196,783,886	(5,525,228)	178,789,892	(4,210,108)	181,408,968	766,135
Derivative financial instruments (liabilities) (8)	(4,376,268)	(221,543)	(107,839)	(126,448)	(4,832,098)	(4,586,247)	(245,851)	(5,711,002)	(428,470)	(4,726,565)	(284,085)

136             Economic and Financial Analysis Report – June 2015

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (10)	R$ thousand
	2015									2014
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial (4)	3,313,500	2,836,733	19,465,520	77,076,872	102,692,625	104,211,407	(1,518,782)	118,342,744	(1,755,641)	107,908,861	(433,588)
National treasury bills	-	-	17,705,531	2,643,885	20,349,416	20,900,872	(551,456)	19,715,118	(639,920)	20,398,123	(705,042)
Brazilian foreign debt notes	7,815	-	-	194,366	202,181	223,447	(21,266)	293,210	(19,746)	276,989	14,717
Foreign corporate securities	158,660	54,845	74,064	10,591,743	10,879,312	11,537,081	(657,769)	11,236,954	(895,479)	8,515,352	120,001
National treasury notes	-	-	-	35,412,291	35,412,291	36,091,625	(679,334)	40,415,565	(491,028)	37,563,911	429,059
Financial treasury bills	1,893	-	-	561,505	563,398	562,560	838	552,913	659	351,399	154
Bank deposit certificates	57,111	-	-	22,992	80,103	80,103	-	81,491	-	94,198	-
Debentures (9)	186,069	1,339,025	1,033,084	26,303,593	28,861,771	28,367,255	494,516	29,344,659	647,482	26,588,998	(108,337)
Shares	1,777,059	-	-	-	1,777,059	1,806,656	(29,597)	1,583,894	(21,505)	2,330,851	(54,969)
Other	1,124,893	1,442,863	652,841	1,346,497	4,567,094	4,641,808	(74,714)	15,118,940	(336,104)	11,789,040	(129,171)
- Insurance companies and capitalization bonds (4)	1,416,574	-	1,190,341	10,217,455	12,824,370	13,396,713	(572,343)	11,881,023	(603,810)	9,816,621	(577,193)
National treasury notes	-	-	-	7,628,906	7,628,906	8,360,817	(731,911)	7,654,572	(765,929)	8,056,741	(543,478)
Shares	1,406,533	-	-	-	1,406,533	1,218,453	188,080	1,355,422	165,777	1,660,645	(29,294)
National treasury bills	-	-	1,190,341	2,529,961	3,720,302	3,750,609	(30,307)	2,795,521	(13,828)	-	-
Other	10,041	-	-	58,588	68,629	66,834	1,795	75,508	10,170	99,235	(4,421)
- Pension plans (4)	1,412,337	41,497	301,930	8,936,258	10,692,022	10,104,483	587,539	9,601,786	371,917	9,984,073	643,537
Shares	1,402,835	-	-	-	1,402,835	1,375,306	27,529	1,323,053	(21,225)	1,622,865	37,582
National treasury notes	-	-	-	8,822,752	8,822,752	8,267,555	555,197	8,118,025	383,694	8,183,492	596,570
Other	9,502	41,497	301,930	113,506	466,435	461,622	4,813	160,708	9,448	177,716	9,385
- Other activities	112,581	-	-	1,354	113,935	108,503	5,432	102,196	5,233	53,820	4,500
Bank deposit certificates	28,144	-	-	-	28,144	28,144	-	26,336	-	25,098	-
Other	84,437	-	-	1,354	85,791	80,359	5,432	75,860	5,233	28,722	4,500
Subtotal	6,254,992	2,878,230	20,957,791	96,231,939	126,322,952	127,821,106	(1,498,154)	139,927,749	(1,982,301)	127,763,375	(362,744)
Purchase and sale commitments (2)	3,011	-	-	-	3,011	3,011	-	22,685	-	66,145	-
Insurance companies and capitalization bonds	765	-	-	-	765	765	-	19,102	-	28,516	-
Pension plans	2,246	-	-	-	2,246	2,246	-	3,583	-	37,629	-
Subtotal	6,258,003	2,878,230	20,957,791	96,231,939	126,325,963	127,824,117	(1,498,154)	139,950,434	(1,982,301)	127,829,520	(362,744)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	299,179	-	308,820	-	(20,725)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(74,589)	-	320,023	-	407,385
Grand total	6,258,003	2,878,230	20,957,791	96,231,939	126,325,963	127,824,117	(1,273,564)	139,950,434	(1,353,458)	127,829,520	23,916

Bradesco     137

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (3)	R$ thousand
	2015						2014
	June 30					March 31	June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	12,458,024	12,458,024	39,061	36,757
Brazilian foreign debt notes	-	-	-	39,021	39,021	39,061	36,757
Certificates of real estate receivables (4)	-	-	-	12,419,003	12,419,003	-	-
Insurance companies and capitalization bonds	-	-	-	4,509,431	4,509,431	4,335,164	4,166,630
National treasury notes	-	-	-	4,509,431	4,509,431	4,335,164	4,166,630
Pension plans	-	-	-	21,503,249	21,503,249	21,230,523	19,590,162
National treasury notes	-	-	-	21,503,249	21,503,249	21,230,523	19,590,162
Subtotal	-	-	-	38,470,704	38,470,704	25,604,748	23,793,549
Purchase and sale commitments (2)	59,306	-	-	-	59,306	84,735	168,361
Insurance companies and capitalization bonds	56,714	-	-	-	56,714	76,496	77,842
Pension plans	2,592	-	-	-	2,592	8,239	90,519
Grand total	59,306	-	-	38,470,704	38,530,010	25,689,483	23,961,910

138             Economic and Financial Analysis Report – June 2015

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Notes to the Consolidated Financial Statements

d)    Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Own portfolio	89,577,786	7,075,727	11,894,542	174,165,627	282,713,682	272,364,459	251,862,883
Fixed income securities	84,937,278	7,075,727	11,894,542	174,165,627	278,073,174	268,050,527	245,920,429
● Financial treasury bills	28,014	1,205,005	327,139	3,782,042	5,342,200	5,077,966	4,394,817
● National treasury notes	4,320	92,291	-	45,453,727	45,550,338	41,605,393	46,283,364
● Brazilian foreign debt securities	46,427	-	-	1,113,408	1,159,835	1,129,842	313,746
● Bank deposit certificates	166,291	325,836	16,395	78,605	587,127	777,004	871,107
● National treasury bills	4,744	384	2,583,548	2,633,122	5,221,798	13,020,869	5,512,290
● Foreign corporate securities	61,942	177,325	448,247	3,744,778	4,432,292	3,804,791	5,679,926
● Debentures (9)	208,910	1,600,305	1,423,688	29,752,784	32,985,687	33,806,817	33,415,353
● Purchase and sale commitments (2)	77,006,707	12,288	410	8,665	77,028,070	68,876,955	74,741,206
● PGBL/VGBL restricted bonds	1,970,516	715,464	5,451,183	69,037,325	77,174,488	73,133,159	50,323,330
● Other	5,439,407	2,946,829	1,643,932	18,561,171	28,591,339	26,817,731	24,385,290
Equity securities	4,640,508	-	-	-	4,640,508	4,313,932	5,942,454
● Shares of listed companies (technical provision)	1,681,302	-	-	-	1,681,302	1,633,005	1,925,663
● Shares of listed companies (other)	2,959,206	-	-	-	2,959,206	2,680,927	4,016,791
Restricted securities	115,202	2,422,976	17,905,096	46,373,599	66,816,873	65,444,495	74,524,541
Repurchase agreements	107,834	1,855,127	16,399,882	41,547,986	59,910,829	52,534,790	66,508,426
● National treasury bills	-	1,750,139	16,399,882	2,398,807	20,548,828	5,473,832	14,188,579
● Financial treasury bills	-	104,988	-	334,653	439,641	295,718	2,625,736
● National treasury notes	-	-	-	31,754,158	31,754,158	38,364,861	46,769,733
● Foreign corporate securities	107,834	-	-	7,060,368	7,168,202	8,398,845	2,902,944
● Debentures (9)	-	-	-	-	-	1,534	21,434
Brazilian Central Bank	-	-	20,096	-	20,096	5,967,994	19,008
● National treasury notes	-	-	-	-	-	1,029,859	19,008
● National treasury bills	-	-	20,096	-	20,096	4,938,135	-

Bradesco     139

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Privatization rights	-	-	-	55,667	55,667	56,524	62,237
Guarantees provided	7,368	567,849	1,485,118	4,769,946	6,830,281	6,885,187	7,934,870
● National treasury bills	-	-	1,485,118	112,000	1,597,118	1,552,507	5,145,635
● Financial treasury bills	-	567,849	-	1,401,589	1,969,438	1,979,218	2,628,576
● National treasury notes	-	-	-	3,256,357	3,256,357	3,346,533	-
● Other	7,368	-	-	-	7,368	6,929	160,659
Derivative financial instruments (1) (8)	5,618,755	452,152	101,656	88,916	6,261,479	6,282,310	5,733,502
Securities subject to unrestricted repurchase agreements	-	-	-	322,597	322,597	338,545	1,079,472
● National treasury bills	-	-	-	322,597	322,597	338,545	318,072
● National treasury notes	-	-	-	-	-	-	761,400
Grand total	95,311,743	9,950,855	29,901,294	220,950,739	356,114,631	344,429,809	333,200,398
%	26.8	2.8	8.4	62.0	100.0	100.0	100.0

(1)     Consistent with the criteria in Bacen Circular Letter No. 3.068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)     The investment fund quotas are presented based on the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. This financial capacity is disclosed in Note 32a, which presents the maturity of asset and liability operations. On June 30, 2015, R$ 12,419,003 thousand were reclassified from category "Securities Available for Sale" to the category "Securities Held to Maturity", due to the change of intention of the Management. The mark-to-market of these securities, in the amount of R$ (370,136) thousand, was maintained in Shareholders’ Equity and will be recognized in the result for the remaining term of the securities, as well as the securities that were transferred in December 2013, which have also been recognized, pursuant to Bacen Circular Letter No. 3.068/01;

(5)     The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(6)     This column reflects book value after mark-to-market accounting in accordance with item (7), except for securities classified as securities held to maturity, which fair value is higher than the original amortized cost by R$2,022,726 thousand (R$1,640,257 thousand on March 31, 2015 and R$2,190,319 thousand on June 30, 2014);

(7)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(8)     Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 8e II);

(9)     In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)   In the first semester of 2014 and 2015, there were no impairment losses, related to “Equity Securities”, classified under “Available-for-sale securities”.

140             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     141

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2015				2014
	June 30		March 31		June 30
	Grand total amount	Net amount	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	93,455,229	-	93,393,638	-	47,729,644	-
- Interbank market	72,640,696	48,772,527	69,366,527	47,776,119	34,923,191	-
- Foreign currency	20,546,198	-	23,729,952	-	12,460,660	-
- Other	268,335	107,446	297,159	-	345,793	-
Sale commitments:	58,560,029	-	51,884,346	-	172,489,277	-
- Interbank market (1)	23,868,169	-	21,590,408	-	144,175,395	109,252,204
- Foreign currency (2)	34,530,971	13,984,773	29,972,922	6,242,970	27,925,679	15,465,019
- Other	160,889	-	321,016	23,857	388,203	42,410

Option contracts
Purchase commitments:	20,014,294	-	10,309,154	-	183,084,853	-
- Interbank market	18,246,947	-	9,251,981	-	174,189,300	-
- Foreign currency	1,751,740	2,493	1,050,312	-	8,438,490	-
- Other	15,607	-	6,861	-	457,063	308,760
Sale commitments:	27,157,181	-	24,810,225	-	192,330,117	-
- Interbank market	20,035,895	1,788,948	18,069,695	8,817,714	182,179,923	7,990,623
- Foreign currency	1,749,247	-	6,697,148	5,646,836	10,001,891	1,563,401
- Other	5,372,039	5,356,432	43,382	36,521	148,303	-

Forward contracts
Purchase commitments:	10,832,256	-	14,223,307	-	8,182,654	-
- Foreign currency	10,665,967	-	13,987,766	3,451,496	7,196,046	-
- Other	166,289	-	235,541	-	986,608	404,419
Sale commitments:	12,577,142	-	10,791,629	-	8,213,166	-
- Foreign currency	12,130,743	1,464,776	10,536,270	-	7,630,977	434,931
- Other	446,399	280,110	255,359	19,818	582,189	-

Swap contracts
Assets (long position):	81,433,315	-	78,862,295	-	54,450,528	-
- Interbank market	12,846,253	2,457,244	11,563,500	-	11,052,842	-
- Fixed rate	26,357,170	9,448,621	23,106,135	8,595,455	6,364,785	3,196,915
- Foreign currency	36,734,695	-	38,094,548	-	31,596,018	777,860
- IGPM	1,643,532	-	1,673,788	-	1,529,877	-
- Other	3,851,665	-	4,424,324	-	3,907,006	-
Liabilities (short position):	80,621,636	-	78,326,178	-	53,598,476	-
- Interbank market	10,389,009	-	11,633,982	70,482	13,267,339	2,214,497
- Fixed rate	16,908,549	-	14,510,680	-	3,167,870	-
- Foreign currency (2)	46,419,859	9,685,164	44,868,486	6,773,938	30,818,158	-
- IGPM	2,056,608	413,076	2,192,663	518,875	2,217,591	687,714
- Other	4,847,611	995,946	5,120,367	696,043	4,127,518	220,512

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$20,814,738 thousand (R$20,674,324 thousand on March 31, 2015 and R$20,440,070 thousand on June 30, 2014) (Note 8g); and

(2)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$43,909,631 thousand (R$44,912,277 thousand on March 31, 2015 and R$31,850,766 thousand on June 30, 2014).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and net settlement agreements within the National Financial System, in accordance with CMN Resolution No. 3.263/05.

142             Economic and Financial Analysis Report – June 2015

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Notes to the Consolidated Financial Statements

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2015						2014
	June 30			March 31			June 30
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables – swaps (1)	9,893,885	(5,477,349)	4,416,536	8,681,576	(4,436,530)	4,245,046	3,138,947	682,032	3,820,979
Receivable forward purchases	1,225,943	-	1,225,943	1,645,910	-	1,645,910	1,098,271	-	1,098,271
Receivable forward sales	419,321	-	419,321	56,258	-	56,258	705,931	-	705,931
Premiums on exercisable options	168,046	31,633	199,679	260,478	74,618	335,096	153,470	(45,149)	108,321
Total assets (A)	11,707,195	(5,445,716)	6,261,479	10,644,222	(4,361,912)	6,282,310	5,096,619	636,883	5,733,502
Adjustment payables - swaps	(3,363,482)	(241,374)	(3,604,856)	(3,346,670)	(362,259)	(3,708,929)	(2,616,028)	(352,899)	(2,968,927)
Payable forward purchases	(548,133)	-	(548,133)	(1,072,400)	-	(1,072,400)	(1,114,982)	-	(1,114,982)
Payable forward sales	(549,085)	-	(549,085)	(758,555)	-	(758,555)	(459,202)	-	(459,202)
Premiums on written options	(125,547)	(4,477)	(130,024)	(104,907)	(66,211)	(171,118)	(252,268)	68,814	(183,454)
Total liabilities (B)	(4,586,247)	(245,851)	(4,832,098)	(5,282,532)	(428,470)	(5,711,002)	(4,442,480)	(284,085)	(4,726,565)

Net Effect (A-B)	7,120,948	(5,691,567)	1,429,381	5,361,690	(4,790,382)	571,308	654,139	352,798	1,006,937

(1)    Includes receivable adjustments relating to hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Notional)

	R$ thousand
	2015						2014
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30
Futures contracts (1)	60,700,741	14,379,688	57,855,948	19,078,881	152,015,258	145,277,984	220,218,921
Option contracts	4,703,672	34,736,362	5,764,403	1,967,038	47,171,475	35,119,379	375,414,970
Forward contracts	14,321,712	4,670,474	2,737,598	1,679,614	23,409,398	25,014,936	16,395,820
Swap contracts (1)	8,689,039	11,896,495	5,137,350	51,293,895	77,016,779	74,617,249	50,629,549
Total on June 30, 2015	88,415,164	65,683,019	71,495,299	74,019,428	299,612,910
Total on March 31, 2015	94,703,904	43,476,063	73,471,560	68,378,021		280,029,548
Total on June 30, 2014	296,792,795	119,203,762	197,241,868	49,420,835			662,659,260

(1)    Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco     143

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Government securities
National treasury notes	3,620,092	3,692,070	123,655
Financial treasury bills	5,691	5,579	5,126
National treasury bills	-	-	3,707,271
Total	3,625,783	3,697,649	3,836,052

V)  Revenues and expenses, net

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Swap contracts (1)	(32,617)	129,763	97,146	(487,144)
Forward contracts	329,194	(691,480)	(362,286)	(172,325)
Option contracts	(13,321)	(764)	(14,085)	(7,030)
Futures contracts (1)	982,613	(2,403,528)	(1,420,915)	1,799,788
Foreign exchange variation of assets and liabilities overseas	(347,736)	1,884,612	1,536,876	(459,663)
Total (Note 8h)	918,133	(1,081,397)	(163,264)	673,626

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2015		2014
	June 30	March 31	June 30
CETIP (over-the-counter)	91,936,669	81,351,838	52,290,779
BM&FBOVESPA (stock exchange)	173,387,182	158,400,521	577,001,960
Overseas (over-the-counter) (1)	16,934,059	25,234,451	17,276,135
Overseas (stock exchange) (1)	17,355,000	15,042,738	16,090,386
Total	299,612,910	280,029,548	662,659,260

(1)   Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of June 30, 2015, a total of 90.6% of counterparties are corporate entities and 9.4% are financial institutions.

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

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Notes to the Consolidated Financial Statements

On June 30, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is negative R$1,326,900 thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$81,071 thousand, amounting to a total net credit risk value of negative R$1,245,829 thousand, with an effect on the calculation of required shareholders’ equity of negative R$64,062 thousand.

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled negative R$123 thousand. There were no credit events, as defined in the agreements, during the first semester of 2015.

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2015		2014
	June 30	March 31	June 30
DI Future with maturity between 2016 and 2017	20,814,738	20,674,324	20,440,070
Funding indexed to CDI	21,133,663	20,908,816	20,290,694
Mark-to-market adjustment recorded in shareholders’ equity (1)	299,179	308,820	(20,725)
Ineffective fair value recorded in profit or loss	4	3	-

(1)  The adjustment in shareholders’ equity is R$179,507 thousand, net of taxes (R$185,292 thousand on March 31, 2015 and R$ (12,435) thousand on June 30, 2014).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3.082/02.

h)    Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Fixed income securities	4,674,198	6,342,338	11,016,536	8,990,459
Interbank investments (Note 7b)	5,351,858	5,497,529	10,849,387	6,258,290
Equity securities	162,688	59,919	222,607	1,332
Subtotal	10,188,744	11,899,786	22,088,530	15,250,081
Income from insurance, pension plans and capitalization bonds	5,305,174	4,935,661	10,240,835	6,827,869
Income from derivative financial instruments (Note 8e V)	918,133	(1,081,397)	(163,264)	673,626
Total	16,412,051	15,754,050	32,166,101	22,751,576

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9)     INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2015		2014
		June 30	March 31	June 30
Reserve requirement – demand deposits	not remunerated	5,064,554	5,421,564	5,054,725
Reserve requirement – savings deposits	savings index	21,918,497	18,167,137	16,742,086
Reserve requirement – time deposits	Selic rate	8,301,343	6,489,620	12,472,422
Additional reserve requirement – savings deposits		4,968,442	9,083,568	8,371,043
Additional reserve requirement – time deposits		8,660,210	7,727,403	10,861,550
Reserve requirement – SFH	TR + interest rate	634,918	630,020	604,050
Total (1)		49,547,964	47,519,312	54,105,876

(1)  For further information regarding rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Reserve requirement – Bacen	1,042,888	983,539	2,026,427	2,205,556
Reserve requirement – SFH	3,811	5,171	8,982	16,192
Total	1,046,699	988,710	2,035,409	2,221,748

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Notes to the Consolidated Financial Statements

10)  LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015				2014
							Total on June 30 (A)	% (5)	Total on March 31 (A)	% (5)	Total on June 30 (A)	% (5)
Discounted trade receivables and loans (1)	22,120,676	15,807,096	9,864,953	19,309,845	21,842,711	64,134,797	153,080,078	37.8	152,476,831	37.9	139,408,075	36.8
Financing	3,868,047	3,516,676	3,348,362	9,873,453	19,135,230	82,316,063	122,057,831	30.2	119,447,101	29.6	112,855,561	29.7
Agricultural and agribusiness loans	3,268,311	1,028,152	914,545	4,535,184	3,313,773	9,396,988	22,456,953	5.6	23,334,568	5.8	23,077,317	6.1
Subtotal	29,257,034	20,351,924	14,127,860	33,718,482	44,291,714	155,847,848	297,594,862	73.6	295,258,500	73.3	275,340,953	72.6
Leasing	183,817	161,916	155,839	447,623	728,087	1,704,355	3,381,637	0.8	3,681,505	0.9	4,565,992	1.2
Advances on foreign exchange contracts (2)	845,154	1,524,558	869,229	2,395,596	2,158,566	2,783	7,795,886	1.9	7,000,908	1.7	6,405,816	1.7
Subtotal	30,286,005	22,038,398	15,152,928	36,561,701	47,178,367	157,554,986	308,772,385	76.3	305,940,913	75.9	286,312,761	75.5
Other receivables (3)	7,157,138	4,670,414	1,764,530	3,363,760	2,819,207	1,077,660	20,852,709	5.2	20,737,802	5.1	19,884,780	5.2
Total loans	37,443,143	26,708,812	16,917,458	39,925,461	49,997,574	158,632,646	329,625,094	81.5	326,678,715	81.0	306,197,541	80.7
Sureties and guarantees (4)	2,905,633	933,195	979,055	6,043,533	9,354,377	51,741,947	71,957,740	17.8	73,562,843	18.2	69,875,477	18.4
Loan assignment - real estate receivables certificate	51,776	51,773	51,770	148,996	222,363	747,600	1,274,278	0.3	1,308,229	0.3	1,432,065	0.4
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	102,510	102,510	-	102,254	-	111,358	-
Loans available for import (4)	73,957	62,755	41,862	76,263	16,877	4,511	276,225	0.1	424,303	0.1	380,262	0.1
Confirmed exports loans (4)	1,140	2,742	-	43,144	1,551	22,042	70,619	-	77,359	-	22,135	-
Acquisition of credit card receivables	341,945	152,500	108,630	282,653	320,053	77,385	1,283,166	0.3	1,493,082	0.4	1,385,558	0.4
Grand total on June 30, 2015	40,817,594	27,911,777	18,098,775	46,520,050	59,912,795	211,328,641	404,589,632	100.0
Grand total on March 31, 2015	39,085,678	26,249,256	19,480,097	46,142,762	64,083,454	208,605,538			403,646,785	100.0
Grand total on June 30, 2014	35,790,712	25,313,961	17,830,701	43,749,386	51,372,974	205,346,662					379,404,396	100.0

Bradesco     147

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2015				2014
						Total on June 30 (B)	% (5)	Total on March 31 (B)	% (5)	Total on June 30 (B)	% (5)
Discounted trade receivables and loans (1)	1,656,347	1,246,961	1,036,536	2,545,026	2,817,179	9,302,049	87.8	9,995,693	88.5	7,960,760	88.1
Financing	242,802	190,759	105,295	180,843	194,530	914,229	8.6	869,865	7.7	798,211	8.8
Agricultural and agribusiness loans	18,751	21,401	27,612	35,450	47,030	150,244	1.4	158,210	1.4	86,061	1.0
Subtotal	1,917,900	1,459,121	1,169,443	2,761,319	3,058,739	10,366,522	97.8	11,023,768	97.6	8,845,032	97.9
Leasing	14,028	11,742	8,763	17,297	11,505	63,335	0.6	72,475	0.6	92,439	1.0
Advances on foreign exchange contracts (2)	6,621	9,631	14,524	8,789	-	39,565	0.4	35,000	0.3	8,566	0.1
Subtotal	1,938,549	1,480,494	1,192,730	2,787,405	3,070,244	10,469,422	98.8	11,131,243	98.5	8,946,037	99.0
Other receivables (3)	20,684	16,551	8,030	37,858	41,502	124,625	1.2	164,653	1.5	85,827	1.0
Grand total on June 30, 2015	1,959,233	1,497,045	1,200,760	2,825,263	3,111,746	10,594,047	100.0
Grand total on March 31, 2015	2,989,867	1,478,007	1,411,805	2,313,584	3,102,633			11,295,896	100.0
Grand total on June 30, 2014	1,537,367	1,365,629	1,128,785	2,397,663	2,602,420					9,031,864	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015				2014
							Total on June 30 (C)	% (5)	Total on March 31 (C)	% (5)	Total on June 30 (C)	% (5)
Discounted trade receivables and loans (1)	796,893	634,361	567,793	1,334,526	1,965,037	4,322,971	9,621,581	65.1	9,043,895	62.6	8,641,365	64.3
Financing	220,562	200,430	200,672	556,983	912,357	2,598,449	4,689,453	31.7	4,879,875	33.8	4,301,600	32.0
Agricultural and agribusiness loans	3,247	1,073	2,437	12,166	36,038	217,162	272,123	1.8	257,689	1.8	177,781	1.3
Subtotal	1,020,702	835,864	770,902	1,903,675	2,913,432	7,138,582	14,583,157	98.6	14,181,459	98.2	13,120,746	97.6
Leasing	13,363	12,427	11,767	32,316	50,112	94,574	214,559	1.4	260,892	1.8	310,514	2.3
Subtotal	1,034,065	848,291	782,669	1,935,991	2,963,544	7,233,156	14,797,716	100.0	14,442,351	100.0	13,431,260	99.9
Other receivables (3)	449	445	363	981	1,437	3,690	7,365	-	6,781	-	7,280	0.1
Grand total on June 30, 2015	1,034,514	848,736	783,032	1,936,972	2,964,981	7,236,846	14,805,081	100.0
Grand total on March 31, 2015	928,019	830,709	716,748	1,835,450	2,853,569	7,284,637			14,449,132	100.0
Grand total on June 30, 2014	898,095	764,554	696,014	1,748,073	2,694,449	6,637,355					13,438,540	100.0

Bradesco     149

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Notes to the Consolidated Financial Statements

	R$ thousand
	Grand total
	2015				2014
	Total on June 30 (A+B+C)	% (5)	Total on March 31 (A+B+C)	% (5)	Total on June 30 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	172,003,708	40.0	171,516,419	40.0	156,010,200	38.8
Financing	127,661,513	29.7	125,196,841	29.3	117,955,372	29.4
Agricultural and agribusiness loans	22,879,320	5.3	23,750,467	5.5	23,341,159	5.8
Subtotal	322,544,541	75.0	320,463,727	74.8	297,306,731	74.0
Leasing	3,659,531	0.9	4,014,872	0.9	4,968,945	1.2
Advances on foreign exchange contracts (2) (Note 11a)	7,835,451	1.8	7,035,908	1.6	6,414,382	1.6
Subtotal	334,039,523	77.7	331,514,507	77.3	308,690,058	76.8
Other receivables (3)	20,984,699	4.9	20,909,236	4.9	19,977,887	5.0
Total loans	355,024,222	82.6	352,423,743	82.2	328,667,945	81.8
Sureties and guarantees (4)	71,957,740	16.7	73,562,843	17.1	69,875,477	17.4
Loan assignment - real estate receivables certificate	1,274,278	0.3	1,308,229	0.3	1,432,065	0.4
Co-obligation from assignment of rural loan (4)	102,510	-	102,254	-	111,358	-
Loans available for import (4)	276,225	0.1	424,303	0.1	380,262	0.1
Confirmed exports loans (4)	70,619	-	77,359	-	22,135	-
Acquisition of credit card receivables	1,283,166	0.3	1,493,082	0.3	1,385,558	0.3
Grand total on June 30, 2015	429,988,760	100.0
Grand total on March 31, 2015			429,391,813	100.0
Grand total on June 30, 2014					401,874,800	100.0

(1)  Including credit card loans and advances on credit card receivables of R$17,004,023 thousand (R$ 16,627,064 thousand on March 31, 2015 and R$18,384,878 thousand on June 30, 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$18,189,532 thousand (R$17,961,648 thousand on March 31, 2015 and R$16,671,843 thousand on June 30, 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2015				2014
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Discounted trade receivables and loans	33,033,194	78,199,223	9,922,552	27,843,641	5,530,039	2,887,515	3,130,245	1,751,145	9,706,154	172,003,708	48.5	171,516,419	48.8	156,010,200	47.5
Financing	36,308,631	40,659,799	38,904,455	8,090,901	1,019,222	479,792	347,552	277,768	1,573,393	127,661,513	36.0	125,196,841	35.5	117,955,372	35.9
Agricultural and agribusiness loans	3,035,150	3,097,761	9,175,193	6,746,579	323,961	347,153	31,118	21,422	100,983	22,879,320	6.4	23,750,467	6.7	23,341,159	7.1
Subtotal	72,376,975	121,956,783	58,002,200	42,681,121	6,873,222	3,714,460	3,508,915	2,050,335	11,380,530	322,544,541	90.9	320,463,727	91.0	297,306,731	90.5
Leasing	74,555	553,382	2,689,050	47,493	52,366	37,186	35,388	45,706	124,405	3,659,531	1.0	4,014,872	1.1	4,968,945	1.5
Advances on foreign exchange contracts (2)	3,884,227	2,194,507	813,711	807,502	69,023	40,690	-	18,284	7,507	7,835,451	2.2	7,035,908	2.0	6,414,382	1.9
Subtotal	76,335,757	124,704,672	61,504,961	43,536,116	6,994,611	3,792,336	3,544,303	2,114,325	11,512,442	334,039,523	94.1	331,514,507	94.1	308,690,058	93.9
Other receivables	1,247,888	15,143,881	1,352,749	2,533,285	172,879	53,628	38,540	29,740	412,109	20,984,699	5.9	20,909,236	5.9	19,977,887	6.1
Grand total on June 30, 2015	77,583,645	139,848,553	62,857,710	46,069,401	7,167,490	3,845,964	3,582,843	2,144,065	11,924,551	355,024,222	100.0
%	21.8	39.4	17.7	13.0	2.0	1.1	1.0	0.6	3.3	100.0
Grand total on March 31, 2015	73,118,188	139,870,971	65,346,845	46,077,085	6,654,628	3,841,665	3,678,042	2,062,197	11,774,122			352,423,743	100.0
%	20.8	39.7	18.5	13.1	1.9	1.1	1.0	0.6	3.4			100.0
Grand total on June 30, 2014	59,181,804	138,226,493	61,127,268	44,519,952	6,224,475	4,108,435	2,837,282	1,905,758	10,536,478					328,667,945	100.0
%	18.0	42.1	18.6	13.5	1.9	1.2	0.9	0.6	3.2					100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

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c)     Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2015				2014
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Installments not yet due	-	-	1,729,781	3,212,188	2,443,981	1,299,046	997,888	922,877	4,199,320	14,805,081	100.0	14,449,132	100.0	13,438,540	100.0
1 to 30	-	-	163,932	250,221	136,707	92,882	61,194	59,176	270,402	1,034,514	7.0	928,019	6.4	898,095	6.7
31 to 60	-	-	145,177	214,326	116,640	61,589	53,117	47,091	210,796	848,736	5.7	830,709	5.7	764,554	5.7
61 to 90	-	-	116,580	191,632	108,505	60,206	50,738	44,810	210,561	783,032	5.3	716,748	5.0	696,014	5.2
91 to 180	-	-	250,625	421,594	300,456	160,253	134,705	118,676	550,663	1,936,972	13.1	1,835,450	12.7	1,748,073	13.0
181 to 360	-	-	323,022	695,893	461,610	246,482	206,431	191,747	839,796	2,964,981	20.0	2,853,569	19.7	2,694,449	20.1
More than 360	-	-	730,445	1,438,522	1,320,063	677,634	491,703	461,377	2,117,102	7,236,846	48.9	7,284,637	50.5	6,637,355	49.3
Past-due installments (2)	-	-	492,813	1,191,772	1,143,779	838,421	960,780	821,306	5,145,176	10,594,047	100.0	11,295,896	100.0	9,031,864	100.0
1 to 14	-	-	17,776	132,539	79,408	30,121	135,507	18,017	268,899	682,267	6.4	1,751,522	15.5	498,842	5.5
15 to 30	-	-	461,647	382,446	167,146	52,374	36,778	31,503	145,072	1,276,966	12.1	1,238,345	11.0	1,038,525	11.5
31 to 60	-	-	13,390	659,409	281,447	120,745	76,387	57,186	288,481	1,497,045	14.1	1,478,007	13.1	1,365,629	15.1
61 to 90	-	-	-	13,476	585,006	176,232	108,030	72,387	245,629	1,200,760	11.3	1,411,805	12.5	1,128,785	12.5
91 to 180	-	-	-	3,902	30,772	449,148	588,995	620,429	1,132,017	2,825,263	26.8	2,313,584	20.5	2,397,663	26.5
181 to 360	-	-	-	-	-	9,801	15,083	21,784	2,943,659	2,990,327	28.2	2,962,900	26.2	2,539,922	28.2
More than 360	-	-	-	-	-	-	-	-	121,419	121,419	1.1	139,733	1.2	62,498	0.7
Subtotal	-	-	2,222,594	4,403,960	3,587,760	2,137,467	1,958,668	1,744,183	9,344,496	25,399,128		25,745,028		22,470,404
Specific provision	-	-	22,226	132,118	358,776	641,240	979,334	1,220,929	9,344,496	12,699,119		12,324,723		11,096,873

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2015				2014
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Installments not yet due	77,583,645	139,848,553	60,635,116	41,665,441	3,579,730	1,708,497	1,624,175	399,882	2,580,055	329,625,094	100.0	326,678,715	100.0	306,197,541	100.0
1 to 30	6,486,927	18,885,167	3,774,738	6,865,571	458,613	365,092	112,845	56,799	437,391	37,443,143	11.4	35,031,375	10.7	33,033,760	10.8
31 to 60	4,300,656	12,581,252	2,780,541	6,232,850	359,665	84,600	57,321	43,154	268,773	26,708,812	8.1	25,009,551	7.7	24,220,768	7.9
61 to 90	3,613,280	7,699,376	2,047,019	3,025,067	170,118	163,180	33,984	21,419	144,015	16,917,458	5.1	17,667,298	5.4	16,522,544	5.4
91 to 180	9,753,233	16,378,083	5,514,353	6,393,577	369,449	169,619	969,127	53,502	324,518	39,925,461	12.1	41,388,142	12.7	39,006,970	12.7
181 to 360	12,461,434	22,984,949	7,239,070	6,042,759	527,487	190,654	101,969	59,807	389,445	49,997,574	15.2	52,010,500	15.9	44,313,759	14.5
More than 360	40,968,115	61,319,726	39,279,395	13,105,617	1,694,398	735,352	348,929	165,201	1,015,913	158,632,646	48.1	155,571,849	47.6	149,099,740	48.7
Generic provision	-	699,292	606,351	1,249,963	357,973	512,549	812,088	279,918	2,580,055	7,098,189		7,285,292		6,685,258
Grand total on June 30, 2015 (2)	77,583,645	139,848,553	62,857,710	46,069,401	7,167,490	3,845,964	3,582,843	2,144,065	11,924,551	355,024,222
Existing provision	-	746,995	689,516	2,090,389	2,036,534	1,904,361	2,288,401	2,120,673	11,924,551	23,801,420
Minimum required provision	-	699,292	628,577	1,382,081	716,749	1,153,789	1,791,422	1,500,847	11,924,551	19,797,308
Excess provision (3)	-	47,703	60,939	708,308	1,319,785	750,572	496,979	619,826	-	4,004,112
Grand total on March 31, 2015 (2)	73,118,188	139,870,971	65,346,845	46,077,085	6,654,628	3,841,665	3,678,042	2,062,197	11,774,122			352,423,743
Existing provision	-	746,597	717,741	2,137,774	1,891,501	1,843,690	2,463,861	2,042,716	11,774,122			23,618,002
Minimum required provision	-	699,413	653,498	1,382,341	665,493	1,152,529	1,839,051	1,443,568	11,774,122			19,610,015
Excess provision (3)	-	47,184	64,243	755,433	1,226,008	691,161	624,810	599,148	-			4,007,987
Grand total on June 30, 2014 (2)	59,181,804	138,226,493	61,127,268	44,519,952	6,224,475	4,108,435	2,837,282	1,905,758	10,536,478					328,667,945
Existing provision	-	769,542	696,052	2,364,138	1,734,159	1,833,718	1,964,371	1,892,926	10,536,478					21,791,384
Minimum required provision	-	691,132	611,272	1,335,599	622,448	1,232,530	1,418,642	1,334,030	10,536,478					17,782,131
Excess provision (3)	-	78,410	84,780	1,028,539	1,111,711	601,188	545,729	558,896	-					4,009,253

(1)    Percentage of maturities by type of installment;

(2)    The grand total includes performing loans of R$329,625,094 thousand (R$326,678,715 thousand on March 31, 2015 and R$306,197,541 thousand June 30, 2014) and non-performing loans of R$25,399,128 thousand (R$25,745,028 thousand on March 31, 2015 and R$ 22,470,404 thousand on June 30, 2014);and

(3)    On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and  totals R$511,396 thousand (R$607,195 thousand on March 31, 2015  and R$333,734 thousand on June 30, 2014)  (Note 20b).

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Notes to the Consolidated Financial Statements

d)    Concentration of loans

	R$ thousand
	2015				2014
	June 30	% (1)	March 31	% (1)	June 30	% (1)
Largest borrower	10,487,111	3.0	7,496,522	2.1	6,126,977	1.9
10 largest borrowers	30,940,260	8.7	27,157,144	7.7	21,889,272	6.7
20 largest borrowers	44,833,721	12.6	40,968,276	11.6	31,242,836	9.5
50 largest borrowers	64,535,133	18.2	60,546,037	17.2	45,222,858	13.8
100 largest borrowers	78,955,517	22.2	74,572,128	21.2	57,191,992	17.4

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	R$ thousand
	2015				2014
	June 30%		March 31%		June 30%
Public sector	10,501,385	3.0	7,513,447	2.1	6,156,893	1.9
Federal government	10,487,111	3.0	7,496,522	2.1	6,126,977	1.9
Petrochemical	10,487,111	3.0	7,496,522	2.1	6,126,977	1.9
State government	14,274	-	16,925	-	29,916	-
Production and distribution of electricity	14,274	-	16,925	-	29,916	-
Private sector	344,522,837	97.0	344,910,296	97.9	322,511,052	98.1
Manufacturing	60,439,431	17.0	59,167,397	16.8	54,767,911	16.6
Food products and beverages	13,197,221	3.7	13,307,370	3.8	13,868,061	4.2
Steel, metallurgy and mechanics	10,249,347	2.9	10,111,197	2.9	10,054,449	3.1
Light and heavy vehicles	6,695,148	1.9	5,919,850	1.7	4,407,580	1.3
Chemical	4,726,080	1.3	4,810,379	1.4	3,661,973	1.1
Pulp and paper	4,132,986	1.2	4,276,609	1.2	4,024,469	1.2
Textiles and apparel	3,206,813	0.9	3,204,695	0.9	3,130,392	0.9
Rubber and plastic articles	2,824,796	0.8	2,887,802	0.8	2,700,983	0.8
Furniture and wood products	2,150,036	0.6	2,161,238	0.6	2,213,129	0.7
Non-metallic materials	2,063,372	0.5	2,118,705	0.6	2,006,362	0.6
Automotive parts and accessories	2,073,083	0.6	2,107,816	0.6	1,967,945	0.6
Oil refining and production of alcohol	1,710,494	0.5	1,727,944	0.5	1,657,942	0.5
Electric and electronic products	1,332,202	0.4	1,304,360	0.4	1,200,951	0.4
Extraction of metallic and non-metallic ores	2,295,786	0.6	1,757,544	0.5	1,170,875	0.4
Leather articles	836,662	0.2	813,458	0.2	755,180	0.2
Publishing, printing and reproduction	537,606	0.2	567,724	0.2	541,519	0.2
Other industries	2,407,799	0.7	2,090,706	0.5	1,406,101	0.4
Commerce	41,283,922	11.6	42,354,705	12.0	41,698,763	12.8
Merchandise in specialty stores	7,869,890	2.2	8,166,095	2.3	8,202,678	2.5
Food products, beverages and tobacco	4,856,149	1.4	5,135,086	1.4	4,627,035	1.4
Non-specialized retailer	5,519,345	1.5	5,306,610	1.5	4,997,814	1.5
Waste and scrap	3,626,012	1.0	3,934,468	1.1	3,592,098	1.1
Automobile	3,101,390	0.9	3,415,286	1.0	3,568,137	1.1
Clothing and footwear	3,057,929	0.9	3,020,703	0.9	2,942,289	0.9
Motor vehicle repairs, parts and accessories	2,905,800	0.8	2,963,463	0.8	3,083,494	0.9

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Notes to the Consolidated Financial Statements

	R$ thousand
	2015				2014
	June 30%		March 31%		June 30%
Agricultural products	2,536,933	0.7	2,371,394	0.7	2,186,741	0.7
Grooming and household articles	2,109,805	0.6	2,178,220	0.6	2,179,997	0.7
Fuel	1,859,280	0.5	1,953,602	0.6	1,921,946	0.6
Trading intermediary	974,347	0.3	918,721	0.3	904,057	0.3
Wholesale of goods in general	1,036,086	0.3	1,057,551	0.3	1,151,577	0.4
Other commerce	1,830,956	0.5	1,933,506	0.5	2,340,900	0.7
Financial intermediaries	2,647,761	0.7	3,956,583	1.1	3,742,382	1.1
Services	94,453,347	26.6	94,958,325	27.0	84,762,710	25.7
Civil construction	23,144,521	6.5	23,858,082	6.8	23,492,691	7.1
Transportation and storage	17,174,880	4.8	18,132,263	5.1	17,486,148	5.3
Real estate activities, rentals and corporate services	12,716,032	3.6	13,137,425	3.7	12,063,574	3.7
Holding companies, legal, accounting and business advisory services	7,010,479	2.0	7,289,209	2.1	5,701,013	1.7
Clubs, leisure, cultural and sport activities	5,329,362	1.5	4,755,328	1.3	4,037,140	1.2
Production and distribution of electric power, gas and water	4,929,125	1.4	4,657,443	1.3	3,838,605	1.2
Social services, education, health, defense and social security	2,968,776	0.8	3,010,166	0.9	2,790,481	0.8
Hotels and catering	2,872,518	0.9	2,924,319	0.8	2,799,137	0.9
Telecommunications	754,612	0.2	753,786	0.2	427,936	0.1
Other services	17,553,042	4.9	16,440,304	4.8	12,125,985	3.7
Agriculture, cattle raising, fishing, forestry and timber industry	3,466,653	1.0	3,614,291	1.0	3,580,238	1.1
Individuals	142,231,723	40.1	140,858,995	40.0	133,959,048	40.8
Total	355,024,222	100.0	352,423,743	100.0	328,667,945	100.0

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Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2015		2014
	Installments past due	Installments not yet due	Total - non-performing loans				% June 30 YTD (2)	% March 31 YTD (2)	% June 30 YTD (2)
AA	-	-	-	77,583,645	77,583,645	21.8	21.8	20.8	18.0
A	-	-	-	139,848,553	139,848,553	39.4	61.2	60.5	60.1
B	492,813	1,729,781	2,222,594	60,635,116	62,857,710	17.7	78.9	79.0	78.7
C	1,191,772	3,212,188	4,403,960	41,665,441	46,069,401	13.0	91.9	92.1	92.2
Subtotal	1,684,585	4,941,969	6,626,554	319,732,755	326,359,309	91.9
D	1,143,779	2,443,981	3,587,760	3,579,730	7,167,490	2.0	93.9	94.0	94.1
E	838,421	1,299,046	2,137,467	1,708,497	3,845,964	1.1	95.0	95.1	95.3
F	960,780	997,888	1,958,668	1,624,175	3,582,843	1.0	96.0	96.1	96.2
G	821,306	922,877	1,744,183	399,882	2,144,065	0.6	96.6	96.7	96.8
H	5,145,176	4,199,320	9,344,496	2,580,055	11,924,551	3.4	100.0	100.0	100.0
Subtotal	8,909,462	9,863,112	18,772,574	9,892,339	28,664,913	8.1
Grand total on June 30, 2015	10,594,047	14,805,081	25,399,128	329,625,094	355,024,222	100.00
%	3.0	4.2	7.2	92.8	100.0
Grand total on March 31, 2015	11,295,896	14,449,132	25,745,028	326,678,715	352,423,743
%	3.2	4.1	7.3	92.7	100.0
Grand total on June 30, 2014	9,031,864	13,438,540	22,470,404	306,197,541	328,667,945
%	2.7	4.1	6.8	93.2	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

156             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	2015		2014
		Specific			Generic	Total			% June 30 YTD (1)	% March 31 YTD (1)	% June 30 YTD (1)
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	699,292	699,292	47,703	746,995	0.5	0.5	0.6
B	1.0	4,928	17,298	22,226	606,351	628,577	60,939	689,516	1.1	1.1	1.1
C	3.0	35,753	96,365	132,118	1,249,963	1,382,081	708,308	2,090,389	4.5	4.6	5.3
Subtotal		40,681	113,663	154,344	2,555,606	2,709,950	816,950	3,526,900	1.1	1.1	1.3
D	10.0	114,378	244,398	358,776	357,973	716,749	1,319,785	2,036,534	28.4	28.4	27.9
E	30.0	251,526	389,714	641,240	512,549	1,153,789	750,572	1,904,361	49.5	48.0	44.6
F	50.0	480,390	498,944	979,334	812,088	1,791,422	496,979	2,288,401	63.9	67.0	69.2
G	70.0	574,915	646,014	1,220,929	279,918	1,500,847	619,826	2,120,673	98.9	99.1	99.3
H	100.0	5,145,176	4,199,320	9,344,496	2,580,055	11,924,551	-	11,924,551	100.0	100.0	100.0
Subtotal		6,566,385	5,978,390	12,544,775	4,542,583	17,087,358	3,187,162	20,274,520	70.7	71.5	70.1
Grand total on June 30, 2015		6,607,066	6,092,053	12,699,119	7,098,189	19,797,308	4,004,112	23,801,420	6.7
%		27.8	25.6	53.4	29.8	83.2	16.8	100.0
Grand total on March 31, 2015		6,410,308	5,914,415	12,324,723	7,285,292	19,610,015	4,007,987	23,618,002		6.7
%		27.1	25.1	52.2	30.8	83.0	17.0	100.0
Grand total on June 30, 2014		5,540,764	5,556,109	11,096,873	6,685,258	17,782,131	4,009,253	21,791,384			6.6
%		25.4	25.5	50.9	30.7	81.6	18.4	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$511,396 thousand (R$607,195 thousand on March 31, 2015 and R$333,734 thousand on June 30, 2014) (Note 20b).

Bradesco     157

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

g)  Changes in allowance for loan losses

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Opening balance	23,618,002	23,145,828	23,145,828	21,687,029
- Specific provision (1)	12,324,723	12,003,974	12,003,974	10,851,170
- Generic provision (2)	7,285,292	7,135,012	7,135,012	6,800,157
- Excess provision (3) (4)	4,007,987	4,006,842	4,006,842	4,035,702
Additions (Note 10h-1)	4,030,440	4,038,662	8,069,102	6,891,968
Net write-offs	(3,847,022)	(3,566,488)	(7,413,510)	(6,787,613)
Closing balance	23,801,420	23,618,002	23,801,420	21,791,384
- Specific provision (1)	12,699,119	12,324,723	12,699,119	11,096,873
- Generic provision (2)	7,098,189	7,285,292	7,098,189	6,685,258
- Excess provision (3) (4)	4,004,112	4,007,987	4,004,112	4,009,253

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution No. 2.682/99. The excess provision per customer was classified according to the level of risk in Note 10f; and

(4)  On June 30, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$511,396 thousand (R$607,195 thousand on March 31, 2015, and R$333,734 thousand on June 30, 2014) (Note 20b).

h)    Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Amount recorded (1)	4,030,440	4,038,662	8,069,102	6,891,968
Amount recovered (2)	(1,045,291)	(855,208)	(1,900,499)	(1,857,240)
Allowance for Loan Losses expense net of amounts recovered	2,985,149	3,183,454	6,168,603	5,034,728

(1)  The second quarter of 2015 includes reversal of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$95,799 thousand (constitution of R$185,599 thousand in the first quarter of 2015) and constitution of R$89,800 thousand in the first semester of 2015 (reversal of R$3,890 thousand in the first semester of 2014), respectively; and

(2)  Classified in income from loans (Note 10j).

i)      Changes in the renegotiated portfolio

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Opening balance	11,101,752	10,777,178	10,777,178	10,191,901
Amount renegotiated	3,307,806	2,944,164	6,251,970	4,954,855
Amount received	(1,758,520)	(1,656,756)	(3,415,276)	(2,831,275)
Write-offs	(1,084,795)	(962,834)	(2,047,629)	(2,080,157)
Closing balance	11,566,243	11,101,752	11,566,243	10,235,324
Allowance for loan losses	7,138,455	7,030,103	7,138,455	6,535,598
Percentage on renegotiated portfolio	61,7%	63.3%	61,7%	63.9%

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Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

j)   Income from loans and leasing

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Discounted trade receivables and loans	11,227,265	10,741,687	21,968,952	19,209,722
Financing	3,497,482	3,737,291	7,234,773	6,356,132
Agricultural and agribusiness loans	370,726	355,447	726,173	560,572
Subtotal	15,095,473	14,834,425	29,929,898	26,126,426
Recovery of credits charged-off as losses	1,045,291	855,208	1,900,499	1,857,240
Subtotal	16,140,764	15,689,633	31,830,397	27,983,666
Leasing, net of expenses	127,154	141,750	268,904	342,228
Total	16,267,918	15,831,383	32,099,301	28,325,894

11)  OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Assets - other receivables
Exchange purchases pending settlement	12,307,567	10,775,255	8,524,138
Term exchange transactions and documents in foreign currencies	-	-	5,750
Exchange sale receivables	4,316,796	2,595,211	3,221,577
(-) Advances in domestic currency received	(452,988)	(323,028)	(333,852)
Income receivable on advances granted	74,134	84,583	58,497
Total	16,245,509	13,132,021	11,476,110
Liabilities – other liabilities
Exchange sales pending settlement	4,361,675	2,717,521	3,200,750
Exchange purchase payables	11,611,070	8,999,754	8,759,386
(-) Advances on foreign exchange contracts	(7,835,451)	(7,035,908)	(6,414,382)
Other	4,737	5,102	5,901
Total	8,142,031	4,686,469	5,551,655
Net foreign exchange portfolio	8,103,478	8,445,552	5,924,455
Off-balance-sheet accounts:
- Loans available for import	276,225	424,303	380,262
- Confirmed exports loans	70,619	77,359	22,135

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Foreign exchange income	86,470	1,165,618	1,252,088	66,121
Adjustments:
- Income on foreign currency financing (1)	10,180	129,222	139,402	32,887
- Income on export financing (1)	278,256	407,639	685,895	441,327
- Income on foreign investments (2)	(221)	27,161	26,940	108
- Expenses of liabilities with foreign bankers (3) (Note 17c)	172,560	(942,382)	(769,822)	27,616
- Funding expenses (4)	(233,044)	(191,560)	(424,604)	(298,936)
- Other	(79,049)	(329,633)	(408,682)	151,360
Total adjustments	148,682	(899,553)	(750,871)	354,362
Adjusted foreign exchange income	235,152	266,065	501,217	420,483

(1)   Recognized in “Income from loans”;

(2)   Recognized in “Income from security transactions”;

(3)   Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)   Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Deferred tax assets (Note 34c)	37,084,328	37,524,948	29,935,350
Credit card operations	19,472,698	19,454,730	18,057,401
Debtors for escrow deposits	12,012,937	11,917,840	11,072,129
Other debtors	6,131,753	6,963,047	5,312,303
Prepaid taxes	5,475,015	6,094,044	4,397,298
Trade and credit receivables (1)	3,726,099	3,652,856	4,335,445
Payments to be reimbursed	653,868	742,579	837,117
Receivables from sale of assets	92,741	87,720	81,556
Other	600,906	363,637	581,273
Total	85,250,345	86,801,401	74,609,872

(1)   Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

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12)  OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015		2014
			June 30	March 31	June 30
Real estate	965,192	(143,183)	822,009	782,476	602,931
Vehicles and similar	578,018	(300,956)	277,062	259,124	326,005
Goods subject to special conditions	246,742	(246,742)	-	-	-
Inventories/warehouse	51,817	-	51,817	65,402	69,411
Machinery and equipment	13,695	(9,194)	4,501	8,519	12,374
Other	25,642	(19,856)	5,786	5,874	2,617
Total on June 30, 2015	1,881,106	(719,931)	1,161,175
Total on March 31, 2015	1,790,755	(669,360)		1,121,395
Total on June 30, 2014	1,660,960	(647,622)			1,013,338

b)   Prepaid expenses

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Deferred insurance acquisition costs (1)	1,980,613	1,961,970	1,810,912
Commission on the placement of loans and financing (2)	1,055,567	1,251,319	1,629,889
Advertising and marketing expenses (3)	104,403	193,603	65,637
Other (4)	468,156	448,043	385,363
Total	3,608,739	3,854,935	3,891,801

(1)    Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)    Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)    Prepaid expenses of future advertising and marketing campaigns on media; and

(4)    Mainly related to card issue costs.

13)  INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2015		2014
	June 30	March 31	June 30
- IRB-Brasil Resseguros S.A.	573,074	547,378	542,293
- Integritas Participações S.A.	493,642	492,974	496,370
- BES Investimento do Brasil S.A.	131,012	131,421	135,860
- Other	310,699	301,197	296,486
Total investment in affiliates - in Brazil	1,508,427	1,472,970	1,471,009
- Tax incentives	234,717	239,417	239,418
- Other investments	195,217	197,228	450,048
Provision for:
- Tax incentives	(207,733)	(211,930)	(211,930)
- Other investments	(61,795)	(61,795)	(61,798)
Grand total investments	1,668,833	1,635,890	1,886,747

Bradesco     161

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b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond in the first semester of 2015 to R$12,061 thousand (R$86,627 thousand in the first semester of 2014) and R$31,799 thousand in the second quarter of 2015 (R$19,738 thousand in the first quarter of 2015).

Companies	R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
							2015			2014
			Common	Preferred			2nd quarter	1st quarter	1st semester	1st semester
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,794,120	212	-	20.51%	130,775	26,822	(8,913)	17,909	70,970
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	655,060	12,734	12,734	20.00%	(1,915)	(383)	(6,574)	(6,957)	7,170
Integritas Participações S.A. (2)	545,638	743,301	22,581	-	25.17%	5,375	1,353	(197)	1,156	2,712
Other (2)							4,007	(4,054)	(47)	5,775
Equity in the earnings (losses) of unconsolidated companies							31,799	(19,738)	12,061	86,627

(1)    The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)    Based on financial information from the previous month.

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14)  PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2015		2014
				June 30	March 31	June 30
Property and equipment:
- Buildings	4%	1,070,894	(501,482)	569,412	668,299	598,535
- Land	-	448,019	-	448,019	370,995	405,713
Facilities, furniture and equipment in use	10%	4,617,777	(2,521,889)	2,095,888	2,091,721	1,974,057
Security and communication systems	10%	646,930	(190,238)	456,692	400,498	222,576
Data processing systems	20 a 50%	5,091,998	(3,768,629)	1,323,369	1,371,690	1,353,985
Transportation systems	20%	92,990	(45,942)	47,048	49,189	24,041
Total on June 30, 2015		11,968,608	(7,028,180)	4,940,428
Total on March 31, 2015		12,469,848	(7,517,456)		4,952,392
Total on June 30, 2014		11,815,612	(7,236,705)			4,578,907

The Organização Bradesco’s premises and equipment have an unrecorded surplus of R$5,174,373 thousand (R$5,180,003 thousand on March 31, 2015 and R$5,294,745 thousand on June 30, 2014). This is due to an increase in their market price, based on valuations by independent experts in 2015, 2014 and  2013.

The fixed assets to net worth ratio is 39.6% when considering only the companies and payment institutions within the economic group (the “Prudential Consolidation”), where the maximum limit of 50.0%.

Bradesco     163

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Notes to the Consolidated Financial Statements

15)  INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$3,180,569 thousand, net of accumulated amortization, as applicable, of which: (i) R$409,973 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of  affiliates (Integritas/Fleury shares), which will be amortized as realized; and (ii) R$2,770,596 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in the
Fixed Assets – Intangible Assets.

In the first semester of 2015, goodwill was amortized totaling R$102,093 thousand (R$56,838 thousand in the first semester of 2014) and R$51,315 thousand in the second quarter of 2015 (R$50,778 thousand in the first quarter of 2015) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2015		2014
				June 30	March 31	June 30
Acquisition of financial services rights	Contract (4)	4,307,618	(2,634,378)	1,673,240	1,852,204	2,258,063
Software (2)	20% to 50%	9,685,080	(5,349,166)	4,335,914	4,264,006	4,029,219
Future profitability/customer portfolio (3)	Up to 20%	3,683,363	(912,767)	2,770,596	2,828,660	1,923,535
Other (5)	Contract	4,239,856	(465,142)	3,774,714	3,847,525	469,284
Total on June 30, 2015		21,915,917	(9,361,453)	12,554,464
Total on March 31, 2015		21,535,567	(8,743,172)		12,792,395
Total on June 30, 2014		16,416,704	(7,736,603)			8,680,101

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$744,248 thousand, Odontoprev - R$190,843 thousand, Bradescard Mexico - R$20,204 thousand, Europ Assistance Serviços de Assistência Personalizados - R$11,358 thousand and Cielo/Investees - R$1,465,175 thousand and Banco Bradesco BBI S.A. - R$153,501 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  It primarily includes the sponsorship program for the 2016 Olympic Games and the operational agreement between Cielo, which is our jointly-controlled subsidiary, and Banco do Brasil, signed in the first quarter of 2015, in order to create an association, to manage the transactions arising from credit card operations, which will be amortized within up to 30 years.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of financial service rights	Software	Future profitability/ customer portfolio/ market value	Others	Total
Balance on December 31, 2014	2,025,940	4,082,155	1,938,141	424,758	8,470,994
Additions (reductions) (1) (2)	84,576	806,830	934,548	3,482,732	5,308,686
Amortization for the period	(437,276)	(553,071)	(102,093)	(132,776)	(1,225,216)
Balance on June 30, 2015	1,673,240	4,335,914	2,770,596	3,774,714	12,554,464

(1)    Under the heading “Future profitability/client portfolio/market value” includes the intangible asset generated by the acquisition of shares of Cielo; and

(2)    Under the heading “Others” includes the operational agreement between Cielo, our jointly-controlled subsidiary and Banco do Brasil, signed in the first quarter of 2015, which created an association, to manage the transactions originating from credit and debit card operations, which will be amortized within up to 30 years.

16)  DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
● Demand deposits (1)	26,125,412	-	-	-	26,125,412	30,230,056	36,176,242
● Savings deposits (1)	91,008,482	-	-	-	91,008,482	91,741,025	84,318,918
● Interbank deposits	359,925	105,034	53,531	212,502	730,992	454,921	521,027
● Time deposits (2)	14,882,368	15,193,474	8,253,972	39,731,747	78,061,561	89,276,484	92,254,346
Grand total on June 30, 2015	132,376,187	15,298,508	8,307,503	39,944,249	195,926,447
%	67.6	7.8	4.2	20.4	100.0
Grand total on March 31, 2015	142,838,337	19,545,752	6,018,009	43,300,388		211,702,486
%	67.5	9.2	2.8	20.5		100.0
Grand total on June 30, 2014	135,601,762	20,196,629	9,033,296	48,438,846			213,270,533
%	63.6	9.5	4.2	22.7			100.0

(1)     Classified as “1 to 30 days”, not considering average historical turnover; and

(2)     Considers the actual maturities of investments.

Bradesco     165

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Notes to the Consolidated Financial Statements

b)   Securities sold under agreements to repurchase

	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Own portfolio	59,683,695	32,654,252	18,972,941	13,917,679	125,228,567	117,771,910	131,699,792
● Government securities	52,075,839	193,719	22,095	2,168	52,293,821	43,482,701	62,748,182
● Debentures of own issuance	1,899,802	32,460,533	18,950,846	13,089,933	66,401,114	66,558,146	66,278,450
● Foreign	5,708,054	-	-	825,578	6,533,632	7,731,063	2,673,160
Third-party portfolio (1)	165,614,232	500,916	-	-	166,115,148	185,055,289	122,146,097
Unrestricted portfolio (1)	449,283	1,614,536	-	322,932	2,386,751	912,579	1,765,099
Grand total on June 30, 2015 (2)	225,747,210	34,769,704	18,972,941	14,240,611	293,730,466
%	76.9	11.8	6.5	4.8	100.0
Grand total on March 31, 2015 (2)	238,373,014	32,218,283	16,712,932	16,435,549		303,739,778
%	78.5	10.6	5.5	5.4		100.0
Grand total on June 30, 2014 (2)	188,569,763	32,914,874	10,722,807	23,403,544			255,610,988
%	73.8	12.9	4.2	9.1			100.0

(1)    Represented by government securities; and

(2)    Includes R$77,028,070 thousand (R$68,876,955 thousand on March 31, 2015 and R$74,741,206 thousand on June 30, 2014) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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c)   Funds from issuance of securities

	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities - Brazil:
- Mortgage bonds	44,918	153,717	-	-	198,635	334,571	564,918
- Letters of credit for real estate	1,211,273	2,344,473	7,225,310	6,643,371	17,424,427	14,299,643	9,065,777
- Letters of credit for agribusiness	2,537,582	2,793,081	1,284,006	2,038,228	8,652,897	10,136,738	3,857,256
- Financial bills	1,160,964	9,741,283	12,055,923	37,650,184	60,608,354	55,146,238	48,110,529
Subtotal	4,954,737	15,032,554	20,565,239	46,331,783	86,884,313	79,917,190	61,598,480
Securities - Overseas:
- MTN Program Issues (1)	104,303	1,106,889	1,686,903	2,768,511	5,666,606	5,323,721	5,659,646
- Securitization of future flow of money orders received from overseas (Note 16d)	5,604	463,290	463,291	1,513,193	2,445,378	2,767,351	2,422,173
- Issuance costs	-	-	-	(13,315)	(13,315)	(15,341)	(13,719)
Subtotal	109,907	1,570,179	2,150,194	4,268,389	8,098,669	8,075,731	8,068,100
Structured operations certificates	3,710	124,729	123,497	151,985	403,921	254,369	210,161
Grand total on June 30, 2015	5,068,354	16,727,462	22,838,930	50,752,157	95,386,903
%	5.3	17.5	23.9	53.3	100.0
Grand total on March 31, 2015	4,852,387	24,260,020	21,167,673	37,967,210		88,247,290
%	5.5	27.5	24.0	43.0		100.0
Grand total on June 30, 2014	1,098,528	7,646,273	28,153,388	32,978,552			69,876,741
%	1.6	10.9	40.3	47.2			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

Bradesco     167

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has been party to certain agreements to optimize its funding and liquidity management activities by using an SPE - Special Purpose Entity. This SPE, known as International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows from underlying assets which primarily include flows from current payment orders and future remittances made by individuals and companies located overseas to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by the SPE:

	R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2015		2014
				June 30	March 31	June 30
Securitization of future flow of payment orders received from overseas	12.20.2007	354,260	11.20.2014	-	-	22,015
	12.17.2009	133,673	11.20.2014	-	-	13,685
	03.06.2008	836,000	05.22.2017	542,188	640,711	604,891
	12.19.2008	1,168,500	02.20.2019	1,084,149	1,201,071	989,573
	12.17.2009	133,673	02.20.2017	72,911	87,939	86,303
	12.17.2009	89,115	02.20.2020	98,996	108,015	85,900
	08.20.2010	307,948	08.21.2017	216,474	251,834	230,557
	09.29.2010	170,530	08.21.2017	123,722	143,931	131,771
	11.16.2011	88,860	11.20.2018	100,471	109,412	97,526
	11.16.2011	133,290	11.22.2021	206,467	224,438	159,952
Total		3,415,849		2,445,378	2,767,351	2,422,173

e)  Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Savings deposits	1,584,242	1,479,138	3,063,380	2,573,812
Time deposits	2,309,742	2,321,734	4,631,476	4,799,064
Securities sold under agreements to repurchase	7,550,790	7,842,326	15,393,116	11,006,374
Funds from issuance of securities	2,670,723	2,785,227	5,455,950	3,038,977
Other funding expenses	113,759	116,906	230,665	226,492
Subtotal	14,229,256	14,545,331	28,774,587	21,644,719
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	4,005,858	3,584,192	7,590,050	5,073,065
Total	18,235,114	18,129,523	36,364,637	26,717,784

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Notes to the Consolidated Financial Statements

17)  BORROWING AND ON-LENDING

a)    Borrowing

	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil - other institutions	10,075	-	-	10,691	20,766	22,497	19,865
Overseas	2,865,713	8,192,786	5,848,045	3,537,195	20,443,739	19,741,037	13,707,825
Grand total on June 30, 2015	2,875,788	8,192,786	5,848,045	3,547,886	20,464,505
%	14.1	40.0	28.6	17.3	100.0
Grand total on March 31, 2015	1,553,943	9,876,050	5,300,466	3,033,075		19,763,534
%	7.9	50.0	26.8	15.3		100.0
Grand total on June 30, 2014	2,641,471	6,350,640	3,878,142	857,437			13,727,690
%	19.2	46.3	28.3	6.2			100.0

b)    On-lending

	R$ thousand
	2015						2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil	1,448,798	5,430,031	6,276,351	26,073,014	39,228,194	40,933,541	40,200,881
- National Treasury	30,931	-	-	-	30,931	52,086	1,109
- BNDES	616,882	1,689,691	2,237,221	6,955,178	11,498,972	12,008,291	11,386,013
- CEF	1,008	4,733	5,679	2,840	14,260	16,909	29,903
- FINAME	799,977	3,735,607	4,031,867	19,114,996	27,682,447	28,854,678	28,782,226
- Other institutions	-	-	1,584	-	1,584	1,577	1,630
Overseas	17,177	1,395,855	263,377	-	1,676,409	1,671,809	212,745
Grand total on June 30, 2015	1,465,975	6,825,886	6,539,728	26,073,014	40,904,603
%	3.6	16.7	16.0	63.7	100.0
Grand total on March 31, 2015	1,186,047	6,023,213	8,072,836	27,323,254		42,605,350
%	2.8	14.1	18.9	64.2		100.0
Grand total on June 30, 2014	1,149,689	5,024,671	5,898,500	28,340,766			40,413,626
%	2.9	12.4	14.6	70.1			100.0

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Notes to the Consolidated Financial Statements

c)    Borrowing and on-lending expenses

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Borrowing:
- In Brazil	185	112	297	2,390
- Overseas	43,485	52,239	95,724	60,232
Subtotal borrowing	43,670	52,351	96,021	62,622
On-lending in Brazil:
- National Treasury	125	1,802	1,927	249
- BNDES	185,780	187,993	373,773	345,866
- CEF	370	393	763	1,122
- FINAME	154,531	237,404	391,935	332,707
- Other institutions	9	7	16	16
On-lending overseas:
- Payables to foreign bankers (Note 11a)	(172,560)	942,382	769,822	(27,616)
- Other expenses with foreign on-lending	(1,946,867)	10,654,034	8,707,167	(2,328,388)
- Exchange variation from assets and liabilities overseas	1,132,227	(5,799,035)	(4,666,808)	1,256,970
Subtotal on-lending	(646,385)	6,224,980	5,578,595	(419,074)
Total	(602,715)	6,277,331	5,674,616	(356,452)

18)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2.445/88 and No. 2.449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,012,866 thousand (R$1,963,859 thousand on March 31, 2015 and R$2,522,979 thousand on June 30, 2014): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          INSS Autonomous Brokers – R$1,653,683 thousand (R$1,591,091 thousand on March 31, 2015 and R$1,414,168 thousand on June 30, 2014): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8.212/91, as new wording in Law No. 9.876/99;

-          IRPJ/CSLL on losses of credits – R$2,108,335 thousand (R$2,069,323 thousand on March 31, 2015 and R$1,912,596 thousand on June 30, 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9.430/96 that only apply to temporary losses;

Bradesco     171

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-          PIS – EC 17/97 - R$229,245 thousand (R$227,259 thousand on March 31, 2015): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-          PIS – R$318,994 thousand (R$315,880 thousand on March 31, 2015 and R$314,672 thousand on June 30, 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4.506/64), which excludes interest income; and

-          Pension Contributions - R$1,036,392 thousand (R$920,790 thousand on March 31, 2015 and R$470,803 thousand on June 30, 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Labor claims	2,738,236	2,690,980	2,471,829
Civil claims	4,101,115	4,054,011	3,822,249
Subtotal (1)	6,839,351	6,744,991	6,294,078
Provision for tax risks (2)	8,472,166	8,216,554	8,345,491
Total	15,311,517	14,961,545	14,639,569

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2015
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2014	2,737,447	3,941,689	7,571,986
Adjustment for inflation	175,128	188,844	341,443
Provisions, net of reversals and write-offs	298,067	425,942	564,522
Payments	(472,406)	(455,360)	(5,785)
Balance on June 30, 2015	2,738,236	4,101,115	8,472,166

(1)   Includes, in the first semester of 2015, constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$523,290 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$47,545 thousand; and

(2)   Mainly include legal liabilities.

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c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,872,384 thousand (R$1,884,046 thousand on March 31, 2015 and R$1,753,024 thousand on June 30, 2014) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$4,772,072 thousand (R$4,339,317 thousand on March 31, 2015 and R$3,456,648 thousand on June 30, 2014); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,046,158 thousand (R$979,460 thousand on March 31, 2015, and R$553,964 thousand on June 30, 2014); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$1,287,426 thousand (R$1,247,006 thousand on March 31, 2015 and R$469,140 thousand on June 30, 2014); and e) IRPJ and CSLL deficiency note, amounting to R$400,696 thousand (R$384,621 thousand on March 31, 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

Bradesco     173

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Notes to the Consolidated Financial Statements

19)  SUBORDINATED DEBT

					R$ thousand
					2015		2014
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
In Brazil:
Subordinated CDB:
2014 (1)	6	-	R$	112.0% of CDI rate	-	-	1,789,726
				IPCA + (6.92% p.a. - 8.50% p.a.)
2015 (2)	6	912,673	R$	108.0% to 112.0% of CDI rate	2,100,767	2,785,967	2,511,913
2016	6	500	R$	IPCA + 7.1292% p.a.	1,046	1,005	896
2019	10	20,000	R$	IPCA + 7.76% p.a.	45,152	43,305	38,501
Financial bills:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% a 110.0% of CDI rate	180,560	173,673	156,857
				100.0% of CDI rate + (1.2685% p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	10,168,842	9,892,785	9,686,759
				100.0% of CDI rate + (0.7855% p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. - 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	9,219,976	9,170,267	8,878,067
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. - 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	28,027	27,146	24,946

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					R$ thousand
					2015		2014
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate 13.1763% p.a.	78,327	75,483	68,025
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	235,261	225,801	206,345
				100.0% of CDI rate + (1.0079% p.a. - 1.0412% p.a.)
				IGP-M + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. - 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,331,045	3,397,832	3,273,413
2020	7	1,700	R$	IPCA + 4.2620% p.a.	2,207	2,134	1,944
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	88,886	85,420	78,622
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate 13.3381% p.a.	20,773	20,080	18,202
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. - 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	40,625	39,220	35,722
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,609	1,555	1,423
2021	9	7,000	R$	111.0% of CDI rate	9,484	9,176	8,380
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	30,477	29,324	26,576
				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. - 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	76,026	73,457	66,903

Bradesco     175

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Notes to the Consolidated Financial Statements

					R$ thousand
					2015		2014
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
				IGP-M + (3.5855% p.a. - 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. - 10.8971% p.a.)	871,969	840,524	781,193
CDB pegged to loans:
2015 to 2016	from 1 to 2	1,584	R$	100.0% of CDI rate	2,170	2,633	3,882
Subtotal in Brazil					26,533,229	26,896,787	27,658,295
Overseas:
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,366,654	2,406,451	1,680,060
2021	11	2,766,650	US$	Rate of 5.90% p.a.	5,082,457	5,178,667	3,611,697
2022	11	1,886,720	US$	Rate of 5.75% p.a.	3,467,347	3,533,990	2,463,428
Issuance costs on funding					(24,119)	(26,269)	(29,484)
Subtotal overseas					10,892,339	11,092,839	7,725,701
Grand total					37,425,568	37,989,626	35,383,996

(1)  Subordinated debt transactions that matured in November 2014; and

(2)  Subordinated debt transactions that matured in February, March, April, May and June 2015.

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20)  OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Provision for tax risk (Note 18b IV)	8,472,166	8,216,554	8,345,491
Provision for deferred income tax (Note 34f)	3,321,928	3,297,632	3,549,785
Taxes and contributions on profit payable	2,296,241	1,402,128	3,581,915
Taxes and contributions payable	1,199,349	1,080,820	966,608
Total	15,289,684	13,997,134	16,443,799

b)   Sundry

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Credit card operations	16,774,533	16,722,075	15,367,177
Sundry creditors	11,067,957	11,174,883	8,262,057
Civil and labor provisions (Note 18b IV)	6,839,351	6,744,991	6,294,078
Provision for payments	6,105,945	5,325,795	5,500,683
Loan assignment obligations	7,206,040	5,263,871	4,116,965
Liabilities for acquisition of assets and rights	964,139	1,166,220	1,052,583
Other (1)	2,635,649	2,684,616	1,772,976
Total	51,593,614	49,082,451	42,366,519

(1)  On July 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision in Note 10g, and totals R$511,396 thousand (R$607,195 thousand on June 30, 2014 and R$333,734 thousand on June 30, 2014).

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Notes to the Consolidated Financial Statements

21)  INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2015		2014	2015		2014	2015		2014	2015		2014
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	847,622	833,607	777,834	130,731,288	123,982,286	110,514,341	-	-	-	131,578,910	124,815,893	111,292,175
Mathematical reserve for vested benefits	177,605	171,741	170,728	7,357,236	7,166,605	6,817,724	-	-	-	7,534,841	7,338,346	6,988,452
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	6,137,315	6,136,379	5,519,643	6,137,315	6,136,379	5,519,643
Reserve for claims incurred but not reported (IBNR)	1,855,451	1,850,688	1,647,910	950,419	1,056,088	1,082,645	-	-	-	2,805,870	2,906,776	2,730,555
Unearned premium reserve	4,099,224	4,057,340	3,795,702	293,686	290,985	286,068	-	-	-	4,392,910	4,348,325	4,081,770
Complementary reserve for coverage	-	-	-	1,655,162	1,632,451	1,233,857	-	-	-	1,655,162	1,632,451	1,233,857
Reserve for unsettled claims	4,442,343	4,303,460	3,982,669	1,233,531	1,174,711	996,324	-	-	-	5,675,874	5,478,171	4,978,993
Reserve for financial surplus	-	-	-	470,506	454,891	411,768	-	-	-	470,506	454,891	411,768
Reserve for draws and redemptions	-	-	-	-	-	-	735,935	687,482	657,274	735,935	687,482	657,274
Other reserves	1,838,389	1,834,144	1,897,513	1,645,580	1,564,342	2,850,501	94,807	97,557	89,888	3,578,776	3,496,043	4,837,902
Total reserves	13,260,634	13,050,980	12,272,356	144,337,408	137,322,359	124,193,228	6,968,057	6,921,418	6,266,805	164,566,099	157,294,757	142,732,389

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b)    Technical provisions by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2015		2014	2015		2014	2015		2014	2015		2014
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Health	6,949,919	6,832,265	6,301,129	-	-	-	-	-	-	6,949,919	6,832,265	6,301,129
Auto/RCF	3,269,868	3,214,167	3,199,193	-	-	-	-	-	-	3,269,868	3,214,167	3,199,193
DPVAT/Retrocession	326,109	293,611	267,604	4,003	4,014	3,909	-	-	-	330,112	297,625	271,513
Life	14,323	15,590	15,085	6,903,399	6,750,827	6,254,123	-	-	-	6,917,722	6,766,417	6,269,208
Basic lines	2,700,415	2,695,347	2,489,345	-	-	-	-	-	-	2,700,415	2,695,347	2,489,345
Unrestricted Benefits Generating Plan - PGBL - in contribution phase	-	-	-	21,488,784	20,864,239	19,792,805	-	-	-	21,488,784	20,864,239	19,792,805
Long-Term Life Insurance - VGBL - in contribution phase	-	-	-	95,411,280	89,736,989	78,317,241	-	-	-	95,411,280	89,736,989	78,317,241
Pension plans	-	-	-	20,529,942	19,966,290	19,825,150	-	-	-	20,529,942	19,966,290	19,825,150
Capitalization bonds	-	-	-	-	-	-	6,968,057	6,921,418	6,266,805	6,968,057	6,921,418	6,266,805
Total technical provisions	13,260,634	13,050,980	12,272,356	144,337,408	137,322,359	124,193,228	6,968,057	6,921,418	6,266,805	164,566,099	157,294,757	142,732,389

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c)   Guarantees for technical provisions

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2015		2014	2015		2014	2015		2014	2015		2014
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Total technical provisions	13,260,634	13,050,980	12,272,356	144,337,408	137,322,359	124,193,228	6,968,057	6,921,418	6,266,805	164,566,099	157,294,757	142,732,389
(-) Deferred acquisition costs that reduce unearned premium reserve (PPNG)	(279,218)	(286,928)	(259,127)	-	-	-	-	-	-	(279,218)	(286,928)	(259,127)
(-) Portion corresponding to contracted reinsurance	(900,638)	(870,003)	(900,478)	(16,000)	(12,944)	(3,897)	-	-	-	(916,638)	(882,947)	(904,375)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	(2,318)	-	-	(51,461)	-	-	-	(2,318)	(2,318)	(53,779)
(-) Receivables	(972,699)	(915,249)	(1,003,348)	-	-	-	-	-	-	(972,699)	(915,249)	(1,003,348)
(-) Unearned premium reserve – Health Insurance (4)	(1,010,850)	(981,963)	(852,356)	-	-	-	-	-	-	(1,010,850)	(981,963)	(852,356)
(-) Reserves from DPVAT agreements	(320,124)	(287,601)	(261,316)	-	-	-	-	-	-	(320,124)	(287,601)	(261,316)
To be insured	9,774,787	9,706,918	8,993,413	144,321,408	137,309,415	124,137,870	6,968,057	6,921,418	6,266,805	161,064,252	153,937,751	139,398,088

Investment fund quotas (VGBL and PGBL)	-	-	-	116,900,064	110,601,228	98,110,046	-	-	-	116,900,064	110,601,228	98,110,046
Investment fund quotas (excluding VGBL and PGBL)	6,378,447	6,308,777	5,453,230	19,172,652	18,342,297	16,433,173	1,006,349	1,326,487	3,929,823	26,557,448	25,977,561	25,816,226
Government securities	5,535,648	5,273,440	4,895,002	12,947,664	12,122,597	9,228,843	6,061,067	5,619,395	2,015,514	24,544,379	23,015,432	16,139,359
Private securities	106,606	104,672	108,568	170,150	170,740	182,544	43,410	42,175	63,589	320,166	317,587	354,701
Shares	2,262	2,196	4,597	1,402,835	1,323,053	1,529,005	276,205	307,756	392,060	1,681,302	1,633,005	1,925,662
Total technical provision guarantees	12,022,963	11,689,085	10,461,397	150,593,365	142,559,915	125,483,611	7,387,031	7,295,813	6,400,986	170,003,359	161,544,813	142,345,994

(1)     “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)     Includes personal insurance and pension plans;

(3)     “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; In 2014, in compliance with SUSEP Circular Letter No. 462/13, the “Other Technical provisions (OPT)” balance was reversed; and

(4)     Deduction set forth in Article 4 of ANS Normative Resolution No. 314/12.

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Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Written premiums	7,543,040	7,293,480	14,836,520	13,114,377
Pension plan contributions (including VGBL)	7,921,301	5,080,665	13,001,966	10,014,714
Capitalization bond income	1,323,185	1,337,693	2,660,878	2,494,867
Granted coinsurance premiums	(19,862)	(24,021)	(43,883)	(85,832)
Refunded premiums	(45,495)	(53,369)	(98,864)	(96,143)
Net written premiums	16,722,169	13,634,448	30,356,617	25,441,983
Reinsurance premiums	(73,399)	(59,806)	(133,205)	(176,574)
Insurance, pension plan and capitalization bond retained premiums	16,648,770	13,574,642	30,223,412	25,265,409

22)  NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Cateno Gestão de Contas de Pagamento S.A. (1)	1,095,638	1,084,526	-
Banco Bradesco BBI S.A.	13,625	13,094	101,846
Other (2)	371,282	401,920	384,361
Total	1,480,545	1,499,540	486,207

(1)  A company originated from the operational agreement between Cielo, which is our jointly-controlled subsidiary and Banco do Brasil, which created an association  to manage the transactions arising from credit card operations; and

(2)  Mainly related to the non-controlling interest in our subsidiary Odontoprev.

23)  SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2015		2014
	June 30	March 31	June 30
Common shares	2,524,364,555	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(3,478,332)	(2,898,610)
Treasury (preferred shares)	(13,175,162)	(10,781,844)	(8,984,870)
Total outstanding shares	5,031,883,753	5,034,468,671	4,195,390,559

Bradesco     181

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)    Changes in capital stock -  number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559
Increase of capital stock with issuing of shares – stock-split of 20% (1)	420,727,426	420,727,382	841,454,808
Increase of shares in treasury – bonus of 20%	(579,722)	(1,796,974)	(2,376,696)
Shares acquired and not canceled	(191,600)	(2,393,318)	(2,584,918)
Number of outstanding shares as at June 30, 2015	2,520,694,623	2,511,189,130	5,031,883,753

(1) Benefited the shareholders registered in the records of Bradesco on March 26, 2015.

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6.404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders  registered on March 26,2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law No. 6.404/76, amended by
Law No. 10.303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2014, totaling R$829,000 thousand, at R$0.188201395 per common share and R$0.207021535 per preferred share, which was paid on July 18, 2014.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the period of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

182             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

Interest on shareholders’ equity and dividends for the first semester of 2015 is calculated as follows:

	R$ thousand	% (1)
Net income for the semester	8,717,354
(-) Legal reserve	(435,867)
Adjusted calculation basis	8,281,487
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,996,092
Withholding income tax on interest on shareholders’ equity	(299,414)
Interim Dividends provisioned (2)	912,000
Interest on own capital (net)/dividends accumulated in the 1st semester of 2015	2,608,678	31.50
Interest on own capital (net)/dividends accumulated in the 1st semester of 2014	2,160,863	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.112908	0.124198	497,377	(74,607)	422,770
Supplementary interest paid on own capital	0.242805	0.267086	1,069,521	(160,428)	909,093
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Total in the 1st semester of 2014	0.543914	0.598306	2,395,898	(235,035)	2,160,863

Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,666	(37,300)	211,366
Supplementary interest on shareholders’ equity provisioned (1)	0.235624	0.259186	1,245,467	(186,820)	1,058,647
Total in the 1st quarter of 2015	0.292078	0.321285	1,494,133	(224,120)	1,270,013
Monthly interest on shareholders’ equity paid	0.051757	0.056932	273,509	(41,026)	232,483
Supplementary interest on shareholders’ equity provisioned (1)	0.043242	0.047567	228,450	(34,268)	194,182
Interim Dividends provisioned (2)	0.172629	0.189892	912,000	-	912,000
Total in the 2nd quarter of 2015	0.267628	0.294391	1,413,959	(75,294)	1,338,665
Monthly interest on shareholders’ equity paid	0.108211	0.119031	522,175	(78,326)	443,849
Supplementary interest on shareholders’ equity provisioned (1)	0.278866	0.306753	1,473,917	(221,088)	1,252,829
Interim Dividends provisioned (2)	0.172629	0.189892	912,000	-	912,000
Total in the 1st semester of 2015	0.559706	0.615676	2,908,092	(299,414)	2,608,678

(1)  It considers the bonus of 20% of shares occurring in March 2015; and

(2)  Paid on July 17, 2015.

Bradesco     183

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

d)   Treasury shares

The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buy-back program, based on the previous conditions. It is valid until June 26, 2015. The Board of Directors’ Meeting held on June 24, 2015 resolved to renew the term for the share buy-back program based on the previous conditions. It is valid until June 26, 2016.

A total of 3,669,932 common shares and 13,175,162 preferred shares had been acquired with the effect of the 20% share split, totaling R$371,012 thousand until June 30, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$25.23185, R$27.43646 and R$33.12855, respectively. The fair value was R$27.98 per common share and R$28.50 per preferred share on June 30, 2015.

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Credit card income	2,388,233	2,190,120	4,578,353	3,682,274
Checking account	1,203,962	1,071,797	2,275,759	1,915,875
Loans	697,975	634,954	1,332,929	1,198,801
Asset management	637,254	624,571	1,261,825	1,139,466
Collections	390,775	386,775	777,550	767,794
Consortium management	254,514	243,630	498,144	412,607
Underwriting / Financial Advisory Services	149,432	149,166	298,598	381,197
Custody and brokerage services	135,214	129,230	264,444	245,565
Payments	94,818	101,787	196,605	196,365
Other	155,264	168,651	323,915	476,108
Total	6,107,441	5,700,681	11,808,122	10,416,052

25)  PAYROLL AND RELATED BENEFITS

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Salaries	1,670,429	1,602,763	3,273,192	3,079,385
Benefits	744,839	752,497	1,497,336	1,401,441
Social security charges	625,026	594,965	1,219,991	1,170,166
Employee profit sharing	330,386	333,214	663,600	619,635
Provision for labor claims	211,692	138,984	350,676	402,779
Training	35,785	22,663	58,448	53,581
Total	3,618,157	3,445,086	7,063,243	6,726,987

184             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

26)  OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Outsourced services	1,014,491	903,731	1,918,222	1,827,278
Depreciation and amortization	532,743	522,461	1,055,204	909,230
Communication	420,672	391,252	811,924	753,702
Data processing	366,606	363,339	729,945	661,995
Advertising and marketing	206,693	132,911	339,604	348,748
Rental	228,773	229,625	458,398	429,762
Transport	154,909	157,387	312,296	402,475
Financial system services	194,904	197,941	392,845	384,637
Asset maintenance	263,475	239,849	503,324	331,380
Security and surveillance	150,454	149,306	299,760	277,094
Supplies	85,643	77,897	163,540	167,715
Water, electricity and gas	87,401	77,549	164,950	118,267
Travel	43,238	28,901	72,139	64,620
Other	216,617	208,872	425,489	445,261
Total	3,966,619	3,681,021	7,647,640	7,122,164

27)  TAX EXPENSES

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Contribution for Social Security Financing (COFINS)	1,077,421	661,982	1,739,403	1,565,602
Social Integration Program (PIS) contribution	181,320	113,524	294,844	292,779
Tax on Services (ISSQN)	155,088	141,941	297,029	282,874
Municipal Real Estate Tax (IPTU) expenses	14,346	36,208	50,554	41,578
Other	92,883	63,056	155,939	127,340
Total	1,521,058	1,016,711	2,537,769	2,310,173

28)  OTHER OPERATING INCOME

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Other interest income	547,812	564,730	1,112,542	858,196
Reversal of other operating provisions	199,296	196,879	396,175	183,930
Gains on sale of goods	592	896	1,488	6,743
Revenues from recovery of charges and expenses	44,268	43,483	87,751	47,046
Other	272,958	283,611	556,569	422,631
Total	1,064,926	1,089,599	2,154,525	1,518,546

Bradesco     185

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

29)  OTHER OPERATING EXPENSES

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Other finance costs	1,404,765	1,465,154	2,869,919	2,392,145
Sundry losses	501,752	407,346	909,098	794,531
Commissions on loans and financing	335,942	380,282	716,224	665,657
Discount granted	398,336	307,016	705,352	596,221
Intangible assets amortization	222,023	215,253	437,276	413,224
Goodwill amortization (Note 15a)	51,315	50,778	102,094	56,838
Other (1)	519,594	996,172	1,515,765	951,080
Total	3,433,727	3,822,001	7,255,728	5,869,696

(1)     In the first semester of 2015, it primarily includes: (i) constitution for the provision for tax contingency, in the amount of R$570,835 thousand (R$95,132 thousand on the 2nd quarter of 2015 and R$475,703 thousand on the first quarter of 2015) (Note 18b (v)); and (ii) constitution for the provision for guarantees given, including guarantees, deposits, letters of credit and standby letter of credit, which was presented from the excess provision, in the amount  of R$89,800 thousand (2nd quarter of 2015 – reversal of R$95,799 thousand and 1st quarter of 2015, constitution for R$185,599 thousand) (Note 10h).

30)  NON-OPERATING INCOME (LOSS)

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Gain/loss on sale and write-off of assets and investments	(49,048)	(72,346)	(121,394)	(140,362)
Recording/reversal of non-operating provisions	(57,640)	19,164	(38,476)	(124,642)
Other	16,908	17,561	34,469	20,965
Total	(89,780)	(35,621)	(125,401)	(244,039)

186             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

31)  RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2015		2014	2015			2014
	June 30	March 31	June 30	2nd quarter	1st quarter	1st semester	1st semester
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(763,187)	(410,764)	(608,102)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(562,086)	(302,527)	(447,866)	-	-	-	-
Fundação Bradesco	(201,101)	(108,237)	(160,236)	-	-	-	-
Demand deposits/Savings accounts:	(16,240)	(19,656)	(21,501)	(179)	(167)	(346)	(413)
BBD Participações S.A.	(3)	(2)	(3)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(7)	(8)	(7)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(10)	(8)	(10)	-	-	-	-
Key Management Personnel	(16,220)	(19,638)	(21,481)	(179)	(167)	(346)	(413)
Time deposits:	(153,667)	(144,948)	(138,028)	(2,052)	(2,137)	(4,189)	(4,591)
Cidade de Deus Companhia Comercial de Participações	(91,883)	(59,779)	(61,708)	(11)	(20)	(31)	(37)
Key Management Personnel	(61,784)	(85,169)	(76,320)	(2,041)	(2,117)	(4,158)	(4,554)
Securities sold under agreements to repurchase:	(778,429)	(865,671)	(480,561)	(12,658)	(13,358)	(26,016)	(35,652)
Cidade de Deus Companhia Comercial de Participações	(592,765)	(575,365)	(202,753)	(8,625)	(8,775)	(17,400)	(19,272)
BBD Participações S.A.	(142,656)	(236,137)	(150,066)	(2,830)	(2,788)	(5,618)	(9,408)
Key Management Personnel	(43,008)	(54,169)	(127,742)	(1,203)	(1,795)	(2,998)	(6,972)
Funds from issuance of securities:	(586,171)	(650,036)	(617,809)	(18,197)	(17,811)	(36,008)	(28,090)
Key Management Personnel	(586,171)	(650,036)	(617,809)	(18,197)	(17,811)	(36,008)	(28,090)
Rental of branches:	-	-	-	(540)	(540)	(1,080)	(743)
Fundação Bradesco	-	-	-	(540)	(540)	(1,080)	(743)
Subordinated debts:	-	-	-	-	-	-	(27)
Fundação Bradesco	-	-	-	-	-	-	(27)

Bradesco     187

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organização Bradesco.

For 2015, the maximum amount of R$349,900 thousand was set for Management compensation and R$353,000 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3.921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Salaries	77,964	78,566	156,530	162,151
INSS contributions	17,503	17,640	35,143	36,408
Total	95,467	96,206	191,673	198,559

Post-employment benefits

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Defined contribution supplementary pension plans	78,325	81,785	160,110	161,358
Total	78,325	81,785	160,110	161,358

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3.989/11.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

188             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2015		2014
	June 30	March 31	June 30
● Common shares	0.72%	0.72%	0.72%
● Preferred shares	1.05%	1.05%	1.03%
● Total shares (1)	0.89%	0.89%	0.88%

(1)  On June 30, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.10% of common shares, 1.10% of preferred shares and 2.10% of all shares.

32)  FINANCIAL INSTRUMENTS

a)   Risk Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamism of the markets requires that Bradesco continuously acts to improve this activity in the pursuit of best practices. For that reason, Bradesco uses its internal market risk models, which were already in force, to calculate regulatory capital since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses as a result of the non-compliance by the borrower or counterparty with their financial obligations under agreed terms, as well as to the reduction in the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantageous terms / conditions given in a renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

Bradesco     189

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

Market risk management

Market risk is the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s market risk exposure profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution No. 3.464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

190             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2015				2014
	June 30			March 31	June 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,010,598,386	933,756,517	76,841,869	76,964,255	58,956,970
Funds available	11,676,561	7,960,830	3,715,731	3,133,902	3,883,611
Interbank investments	176,267,977	175,139,550	1,128,427	1,636,699	2,219,280
Securities and derivative financial instruments	356,114,631	340,221,878	15,892,753	16,308,561	13,774,266
Interbank and interdepartmental accounts	50,799,822	50,799,822	-	-	-
Loan and leasing	303,794,832	261,656,956	42,137,876	42,920,796	30,166,366
Other receivables and assets	111,944,563	97,977,481	13,967,082	12,964,297	8,913,447
Permanent assets	19,163,725	19,038,859	124,866	135,343	35,745
Investments	1,668,833	1,667,500	1,333	2,937	316
Premises and equipment and leased assets	4,940,428	4,917,702	22,726	23,823	11,954
Intangible assets	12,554,464	12,453,657	100,807	108,583	23,475
Total	1,029,762,111	952,795,376	76,966,735	77,099,598	58,992,715

Liabilities
Current and long-term liabilities	940,911,479	854,763,063	86,148,416	93,295,113	67,196,253
Deposits	195,926,447	166,338,553	29,587,894	37,639,216	26,497,160
Securities sold under agreements to repurchase	293,730,466	287,196,834	6,533,632	7,731,063	2,673,159
Funds from issuance of securities	95,386,903	87,288,234	8,098,669	8,075,731	8,068,100
Interbank and interdepartmental accounts	4,578,234	2,318,587	2,259,647	1,970,497	2,281,997
Borrowing and on-lending	61,369,108	38,863,556	22,505,552	21,781,061	14,107,339
Derivative financial instruments	4,832,098	3,793,728	1,038,370	1,530,121	2,112,848
Technical provision for insurance, pension plans and capitalization bonds	164,566,099	164,565,096	1,003	1,023	743
Other liabilities:
- Subordinated debts	37,425,568	26,533,229	10,892,339	11,092,839	7,725,701
- Other	83,096,556	77,865,246	5,231,310	3,473,562	3,729,206
Deferred income	398,521	398,521	-	-	-
Non-controlling interests in subsidiaries	1,480,545	1,480,545	-	-	-
Shareholders’ equity	86,971,566	86,971,566	-	-	-
Total	1,029,762,111	943,613,695	86,148,416	93,295,113	67,196,253

Net position of assets and liabilities			(9,181,681)	(16,195,515)	(8,203,538)
Net position of derivatives (2)			(24,944,441)	(20,368,667)	(15,330,561)
Other net off-balance-sheet accounts (3)			(963,565)	(919,475)	(442,498)
Net exchange position (liability)			(35,089,687)	(37,483,657)	(23,976,597)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.3

Bradesco     191

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2015		2014
	June 30	March 31	June 30
Fixed rates	18,826	17,302	5,879
IGPM/IPCA	5,028	1,828	22,615
Exchange coupon	515	2,124	4,790
Foreign currency	3,737	3,799	2,743
Equities	73	-	5,751
Sovereign/Eurobonds and Treasuries	2,816	3,892	5,134
Other	1,027	1,591	881
Correlation/diversification effect	(12,365)	(12,323)	(22,819)
VaR (Value at Risk)	19,657	18,213	24,974

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also have an offsetting impact on the linked technical provisions.

192             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2015						2014
		June 30			March 31			June 30
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(5,654)	(1,897,116)	(3,698,210)	(6,395)	(2,073,480)	(4,042,867)	(3,698)	(1,009,481)	(1,943,751)
Price indexes	Exposure subject to variations in price index coupon rates	(8,283)	(1,323,547)	(2,529,868)	(10,594)	(1,441,100)	(2,741,006)	(13,245)	(1,777,223)	(3,299,495)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(422)	(41,942)	(78,246)	(340)	(31,632)	(59,379)	(395)	(37,343)	(69,713)
Foreign currency	Exposure subject to exchange rate variations	(5,545)	(134,247)	(263,657)	(3,186)	(85,863)	(174,632)	(1,712)	(167,240)	(408,169)
Equities	Exposure subject to variation in stock prices	(16,051)	(401,276)	(802,552)	(18,602)	(465,045)	(930,090)	(21,012)	(525,295)	(1,050,590)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(748)	(34,875)	(68,372)	(971)	(37,666)	(74,188)	(661)	(38,806)	(74,792)
Other	Exposure not classified in other definitions	(423)	(10,581)	(21,162)	(1,168)	(29,205)	(58,409)	(381)	(9,544)	(19,087)
Total excluding correlation of risk factors		(37,126)	(3,843,584)	(7,462,067)	(41,256)	(4,163,991)	(8,080,571)	(41,104)	(3,564,932)	(6,865,597)
Total including correlation of risk factors		(22,374)	(3,141,404)	(6,093,603)	(28,279)	(3,513,513)	(6,807,285)	(29,342)	(2,660,398)	(4,944,728)

(1)  Amounts net of tax.

Bradesco     193

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2015						2014
		June 30			March 31			June 30
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,150)	(420,519)	(818,132)	(988)	(322,750)	(630,289)	(314)	(82,919)	(163,197)
Price indexes	Exposure subject to variations in price index coupon rates	(267)	(42,409)	(81,997)	(71)	(10,331)	(18,812)	(1,030)	(130,639)	(258,641)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(22)	(749)	(1,491)	(68)	(4,234)	(8,430)	(353)	(39,698)	(73,662)
Foreign currency	Exposure subject to exchange rate variations	(1,510)	(34,734)	(67,366)	(1,188)	(29,702)	(59,404)	(1,574)	(52,945)	(107,641)
Equities	Exposure subject to variation in stock prices	(8)	(196)	(392)	-	-	-	(1,991)	(49,773)	(99,545)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(315)	(5,375)	(10,733)	(292)	(5,437)	(10,860)	(489)	(34,633)	(66,675)
Other	Exposure not classified in other definitions	(6)	(148)	(297)	(1,063)	(26,564)	(53,128)	(345)	(8,630)	(17,260)
Total excluding correlation of risk factors			(504,130)	(980,408)	(3,670)	(399,018)	(780,923)	(6,096)	(399,237)	(786,621)
Total including correlation of risk factors			(380,364)	(741,098)	(2,494)	(353,426)	(690,371)	(2,912)	(184,289)	(363,027)

(1)  Amounts net of tax.

194             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a eal/US dollar exchange rate of R$3.12 a scenario of R$3.15 was used, while for a 1-year fixed interest rate of 14.3%, a 14.3% scenario was applied;

Scenario 2:    25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.12 a scenario of R$3.89 was used, while for a 1-year fixed interest rate of 14.3%, a 17.9% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3:    50.0% stresses were determined based on market information. For example: for a eal/US dollar quote of R$3.12 a scenario of R$4.67 was used, while for a 1-year fixed interest rate of 14.3%, a 21.5% scenario was applied; The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

It is crucial to measure and monitor this risk, so that the Organization can settle its obligations in a timely and reliable way.

The process of liquidity risk management is performed at the corporate level. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and controlled centrally and independently and includes the daily monitoring of the composition of available funds, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization establishes a minimum liquidity reserve to be held and the types of assets eligible for this reserve. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

Bradesco     195

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	586,319,065	87,465,354	58,858,511	277,955,456	-	1,010,598,386
Funds available	11,676,561	-	-	-	-	11,676,561
Interbank investments (2)	169,830,844	3,592,468	2,317,740	526,925	-	176,267,977
Securities and derivative financial instruments (1) (2)	275,161,942	2,129,877	4,755,607	74,067,205	-	356,114,631
Interbank and interdepartmental accounts	50,173,732	-	-	626,090	-	50,799,822
Loan and leasing	32,177,211	68,440,820	45,410,272	157,766,529	-	303,794,832
Other receivables and assets	47,298,775	13,302,189	6,374,892	44,968,707	-	111,944,563
Permanent assets	305,830	1,526,490	1,747,803	12,168,276	3,415,326	19,163,725
Investments	-	-	-	-	1,668,833	1,668,833
Premises and equipment	62,554	312,760	375,311	3,741,784	448,019	4,940,428
Intangible assets	243,276	1,213,730	1,372,492	8,426,492	1,298,474	12,554,464
Total on June 30, 2015	586,624,895	88,991,844	60,606,314	290,123,732	3,415,326	1,029,762,111
Total on March 31, 2015	582,373,595	96,998,550	73,193,395	278,943,553	3,305,359	1,034,814,452
Total on June 30, 2014	503,305,050	91,421,144	58,598,953	274,858,655	2,947,972	931,131,774

Liabilities
Current and long-term liabilities	564,728,778	88,191,197	67,142,657	220,848,847	-	940,911,479
Deposits (3)	132,376,187	15,298,508	8,307,503	39,944,249	-	195,926,447
Securities sold under agreements to repurchase (2)	225,747,210	34,769,704	18,972,941	14,240,611	-	293,730,466
Funds from issuance of securities	5,068,354	16,727,462	22,838,930	50,752,157	-	95,386,903
Interbank and interdepartmental accounts	4,578,234	-	-	-	-	4,578,234
Borrowing and on-lending	4,341,763	15,018,672	12,387,773	29,620,900	-	61,369,108
Derivative financial instruments	4,376,268	221,543	107,839	126,448	-	4,832,098
Technical provisions for insurance, pension plans and capitalization bonds (3)	134,495,769	4,186,737	1,616,969	24,266,624	-	164,566,099
Other liabilities:	53,744,993	1,968,571	2,910,702	61,897,858	-	120,522,124
- Subordinated debts	1,776,617	540,473	4,092	35,104,386	-	37,425,568
- Other	51,968,376	1,428,098	2,906,610	26,793,472	-	83,096,556
Deferred income	398,521	-	-	-	-	398,521
Non-controlling interests in subsidiaries	-	-	-	-	1,480,545	1,480,545
Shareholders’ equity	-	-	-	-	86,971,566	86,971,566
Total on June 30, 2015	565,127,299	88,191,197	67,142,657	220,848,847	88,452,111	1,029,762,111
Total on March 31, 2015	574,238,617	100,312,915	61,380,489	213,445,415	85,437,016	1,034,814,452
Total on June 30, 2014	502,105,087	80,448,391	63,496,651	207,795,160	77,286,485	931,131,774

Net assets on June 30, 2015 YTD	21,497,596	22,298,243	15,761,900	85,036,785	-	-
Net assets on March 31, 2015 YTD	8,134,978	4,820,613	16,633,519	82,131,657	-	-
Net assets on June 30, 2014 YTD	1,199,963	12,172,716	7,275,018	74,338,513	-	-

(1)    Investments in investment funds are classified as 1 to 30 days;

(2)    Repurchase agreements are classified according to the maturity of the transactions; and

(3)    Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

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Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology compatible with the business needs.

The methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, the execution, and the effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the department in charge, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, and codes of conduct and self-regulation.

Bradesco     197

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand
	Prudential		Financial
	2015		2014
	June 30	March 31	June 30
Tier I capital	77,501,950	74,094,585	71,892,297
Common equity	77,501,950	74,094,585	71,892,297
Shareholders’ equity	86,971,566	83,937,476	76,800,278
Non-controlling interests	-	3,929	-
Prudential adjustments (2)	(9,469,616)	(9,846,820)	(4,907,981)
Tier II capital	19,513,015	19,513,015	22,197,834
Subordinated debt	19,513,015	19,513,015	22,197,834
Capital (a)	97,014,965	93,607,600	94,090,131

- Credit risk	552,851,291	557,015,231	548,599,472
- Market risk	15,257,485	18,441,507	18,004,347
- Operational risk	39,117,366	39,117,366	29,852,953
Risk-weighted assets – RWA (b)	607,226,142	614,574,104	596,456,772

Basel ratio (a/b)	16.0%	15.2%	15.8%
Tier I capital	12.8%	12.1%	12.1%
- Principal capital	12.8%	12.1%	12.1%
Tier II capital	3.2%	3.1%	3.7%

(1)    As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with Resolution No. 4.192/13 of CMN; and

(2)    As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Art.11 of CMN Resolution No. 4.192/13.

198             Economic and Financial Analysis Report – June 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2015		2015		2014	2015		2014
	June 30		June 30	March 31	June 30	June 30	March 31	June 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	356,114,631	358,137,357	749,162	286,799	2,214,235	2,022,726	1,640,257	2,190,319
- Adjustment of available-for-sale securities (Note 8cII)			(1,273,564)	(1,353,458)	23,916	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			2,022,726	1,640,257	2,190,319	2,022,726	1,640,257	2,190,319
Loan and leasing (Notes 2, 3g and 10) (1)	355,024,222	353,058,961	(1,965,261)	(1,927,255)	(1,228,957)	(1,965,261)	(1,927,255)	(1,228,957)
Investments (Notes 3j and 13) (2)	1,668,833	25,923,300	24,254,467	21,052,478	21,011,417	24,254,467	21,052,478	21,011,417
Treasury shares (Note 23d)	371,012	478,177	-	-	-	107,165	55,901	83,401
Time deposits (Notes 3n and 16a)	78,061,561	77,632,376	429,185	433,953	354,764	429,185	433,953	354,764
Funds from issuance of securities (Note 16c)	95,386,903	95,469,461	(82,558)	(52,414)	(276,478)	(82,558)	(52,414)	(276,478)
Borrowing and on-lending (Notes 17a and 17b)	61,369,108	61,385,883	(16,775)	48,289	(107,656)	(16,775)	48,289	(107,656)
Subordinated debts (Note 19)	37,425,568	37,420,778	4,790	(26,372)	(294,431)	4,790	(26,372)	(294,431)
Unrealized gains excluding tax			23,373,010	19,815,478	21,672,894	24,753,739	21,224,837	21,732,379

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organização Bradesco for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco     199

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Notes to the Consolidated Financial Statements

c)   Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

33)  EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The pension scheme is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of the FIE funds.

The Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverage. The contributions belonging to participants who, in 2001, chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively for former employees of Banco BEC S.A.

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans calculated their actuarial commitments taking into consideration the economic and actuarial study, using a real interest rate and recognized their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

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Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Expenses related to contributions made in the first semester of 2015 totaled R$302,233 thousand (R$310,630 in the first semester of 2014) and in the second semester of 2015 totaled R$146,711 thousand (R$155,522 thousand in the first quarter of 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$1,555,784 thousand in the first semester of 2015 (R$1,455,022 thousand in the first semester of 2014) and in the second quarter of 2015 totaled R$ 780,624 thousand (R$775,160 thousand in the first quarter of 2015).

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Income before income tax and social contribution	7,832,576	1,409,428	9,242,004	12,411,782
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(3,133,031)	(563,771)	(3,696,802)	(4,964,713)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	12,719	(7,895)	4,824	34,651
Net non-deductible expenses of nontaxable income	41,324	(29,136)	12,188	(67,709)
Interest on shareholders’ equity (paid and payable)	356,454	441,983	798,437	626,759
Other amounts (2)	(594,896)	3,025,729	2,430,833	(760,758)
Income tax and social contribution for the period	(3,317,430)	2,866,910	(450,520)	(5,131,770)

(1)  The social contribution rate for financial companies and similar companies and insurance sectors was increased to 15%, in accordance with Law No. 11.727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes, primarily, (i) the exchange variation of assets and liabilities, arising from foreign investments and (ii) tax incentives.

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2015			2014
	2nd quarter	1st quarter	1st semester	1st semester
Current taxes:
Income tax and social contribution payable	(2,881,931)	(1,971,290)	(4,853,221)	(6,141,070)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	1,232,735	3,544,775	4,777,510	1,979,361
Use of opening balances of:
Social contribution loss	(185,699)	(50,617)	(236,316)	(386,168)
Income tax loss	(246,565)	(41,294)	(287,859)	(666,113)
Constitution/(use) in the period on:
Social contribution loss	(465,951)	517,387	51,436	24,751
Income tax loss	(770,019)	867,949	97,930	57,469
Total deferred taxes	(435,499)	4,838,200	4,402,701	1,009,300
Income tax and social contribution for the period	(3,317,430)	2,866,910	(450,520)	(5,131,770)

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2014	Amount recorded	Amount realized	Balance on 6.30.2015	Balance on 3.31.2015	Balance on 6.30.2014
Allowance for loan losses	18,052,846	3,620,820	2,179,832	19,493,834	19,154,121	16,914,259
Civil provisions	1,570,222	407,858	347,476	1,630,604	1,610,394	1,530,183
Tax provisions	2,195,186	308,188	12,185	2,491,189	2,369,663	2,488,141
Labor provisions	1,096,117	241,564	240,816	1,096,865	1,077,521	973,909
Provision for devaluation of securities and investments	429,566	24,193	15,460	438,299	428,812	457,074
Provision for devaluation of foreclosed assets	277,856	82,624	74,228	286,252	266,017	256,075
Adjustment to fair value of trading securities	216,956	2,338,717	145,100	2,410,573	2,154,392	6,224
Amortization of goodwill	278,407	5,937	2,151	282,193	276,852	294,781
Provision for interest on shareholders’ equity (1)	-	589,567	-	589,567	342,517	427,803
Other	2,529,410	927,750	752,460	2,704,700	2,511,052	2,608,704
Total deductible taxes on temporary differences	26,646,566	8,547,218	3,769,708	31,424,076	30,191,341	25,957,153
Income tax and social contribution losses in Brazil and overseas	4,532,371	149,366	524,175	4,157,562	5,825,796	3,075,221
Subtotal (2)	31,178,937	8,696,584	4,293,883	35,581,638	36,017,137	29,032,374
Adjustment to fair value of available-for-sale securities (2)	1,055,334	477,648	144,075	1,388,907	1,394,028	762,779
Social contribution - Provisional Measure No. 2.158-35/01	113,783	-	-	113,783	113,783	140,197
Total deferred tax assets (Note 11b)	32,348,054	9,174,232	4,437,958	37,084,328	37,524,948	29,935,350
Deferred tax liabilities (Note 34f)	3,291,978	644,189	614,239	3,321,928	3,297,632	3,549,785
Deferred tax assets, net of deferred tax liabilities	29,056,076	8,530,043	3,823,719	33,762,400	34,227,316	26,385,565
- Percentage of net deferred tax assets on capital (Note 32a)	29.5%			34.8%	36.6%	28.0%
- Percentage of net deferred tax assets over total assets	2.8%			3.3%	3.3%	2.8%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from financial companies and similar companies, and insurance companies were established considering the increase in the social contribution rate, determined by Law No. 11.727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2.158-35.

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2.158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	2,705,188	1,607,886	25,436	58,513	80,528	4,477,551
2016	4,247,022	2,535,067	368,379	213,257	32,733	7,396,458
2017	4,474,972	2,649,448	781,091	477,650	522	8,383,683
2018	3,462,333	2,051,084	1,065,784	755,754	-	7,334,955
2019	4,476,299	2,547,204	22,152	389,332	-	7,434,987
2020 (1st Sem.)	416,622	250,951	167	47	-	667,787
Total	19,782,436	11,641,640	2,263,009	1,894,553	113,783	35,695,421

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$32,970,036 thousand (R$33,329,714 thousand on March 31, 2015 and R$27,790,271 thousand on June 30, 2014), of which R$29,052,268 thousand (R$27,869,148 thousand on March 31, 2015 and R$24,829,951 thousand on June 30, 2014) relates to temporary differences, R$3,806,075 thousand (R$5,349,483 thousand on March 31, 2015 and R$2,827,939 thousand on June 30, 2014) to tax losses and negative basis of social contribution and R$111,693 thousand (R$111,083 thousand on March 31, 2015 and R$132,381 thousand on June 30, 2014) to deferred social contribution, Provisional Measure No. 2.158-35.

e)   Unrecognized deferred tax assets

On June 30, 2015, deferred tax assets of R$1,927 thousand (R$1,927 thousand on March 31, 2015 and R$2,077 thousand on June 30, 2014) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Mark-to-market adjustment to securities and derivative financial instruments	951,642	971,513	950,054
Difference in depreciation	685,794	738,827	1,007,958
Judicial deposit and others	1,684,492	1,587,292	1,591,773
Total	3,321,928	3,297,632	3,549,785

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11.727/08 (Note 3h).

35)  OTHER INFORMATION

a)   The Organização Bradesco manages investment funds and portfolios with net assets which, in June 30, 2015, amounted to R$514,728,562 thousand (R$492,439,837 thousand on March 31, 2015 and R$462,245,913 thousand on June 30, 2014).

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Notes to the Consolidated Financial Statements

b)    Consortium funds

	R$ thousand
	2015		2014
	June 30	March 31	June 30
Monthly estimate of funds receivable from consortium members	459,481	450,660	402,392
Contributions payable by the group	22,078,126	21,678,694	19,709,344
Consortium members - assets to be included	19,805,945	19,548,333	17,719,131
Credits available to consortium members	4,468,878	4,347,271	4,069,890

	In units
	2015		2014
	June 30	March 31	June 30
Number of groups managed	3,537	3,491	3,419
Number of active consortium members	1,126,619	1,100,513	1,010,214
Number of assets to be included	531,429	529,214	488,050

c)    In the 1st semester of 2015, the Central Bank of Brazil redefined the rules of compulsory deposits on time resources and resources in savings deposits, whose main changes we highlight below.

Description	Current Rule	Previous Rule
Time Resources	The collection will be 25% of the balance of time deposits with effect from the calculation period from August 31 to September 4, 2015.	The collection was 20% on the balance of time deposits.
The collection will be made with full remuneration of the Selic Rate on the amount collected.

The collection was limited to the payment of 40% of the liability and 60% could be deducted through the acquisition of credit, and financial bills, among others. If purchases were not made up to 60% the value was collected without remuneration.

Resources from savings deposits	The collection became 24.5% of the balance of savings accounts, with effect from the calculation period from June 8 to 12, 2015.	The collection was 20% on the balance of the savings resources.

The gross debit balance of the financing of new or second-hand real estate of the Housing Finance System may be deducted up to the limit of 18% of the liability, provided that they are contracted in the period from June 1st, 2015 to June 23, 2017.

No deduction was allowed of financing of new or second-hand real estate.
	For the additional liability, the collection became 5.5% of the balance of savings accounts, with effect from the calculation period from June 8 to 12, 2015.	For the additional liability, the collection was of 10% on the balance of savings accounts.

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3.566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3.604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3.750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3.823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3.973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3.989/11 – Share-based Payment (CPC 10);

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Notes to the Consolidated Financial Statements

•       Resolution No. 4.007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4.144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4.424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3.786/09 and Bacen Circular Letters No. 3.472/09 and No. 3.516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2014, Management expects that the net profit and shareholders’ equity for the semester ended on June 30, 2015 will also not be materially different in the two GAAPs.

e)    On May 14, 2014, Law No. 12.973/14 was published, which converted Provisional Measure No. 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by Law No. 12.973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil for increases in the equity of overseas subsidiaries and unconsolidated companies resulting from profit within these entities; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions No. 1.515/14 and No. 1.520/14. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

On January 1, 2015, for the companies that opted not to early adopt, Law No. 12.973/14 came into force, ending the period of the Transition Tax Regime (RTT) and enforcing a new tax regime in Brazil. Among other matters, the Law revoked the RTT, disciplining the adjustments resulting from the new accounting methods and criteria introduced by the convergence of the Brazilian accounting standards to the international standards. It also  altered the Federal Tax Legislation related to the Legal Entity Tax Return - IRPJ, to the Social Contribution on the Net Profit - CSLL, to the Contribution for the PIS/PASEP and to the Contribution for the Financing of Social Security – COFINS.

f)     On January 20, 2015, Provisional Measure No. 656/14 was converted to law by the publication of Law No. 13.097/15. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts that become past-due after October 8, 2014 (Article 9 of Law No. 9.430/96). The limits remain the same for contracts that were past-due on or before October 7, 2014.

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Notes to the Consolidated Financial Statements

g)    On May 21, 2015, Provisional Measure No. 675 (MP 675/15) was published which increased the rate of the Social Contribution on Net Profit - CSLL of the financial and insurance sectors from 15% to 20% of taxable profit, from September 1, 2015. Bradesco will wait for the conversion of MP 675/15 into Law for a more in-depth and conclusive analysis, since possible amendments to MP may be proposed by the National Congress.

h)    There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of June 30, 2015.

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Report of Independent Auditors on the Consolidated Financial Statements

To

The Board of Directors and Management

Banco Bradesco S.A.

Osasco – SP

Dear Sirs

We have audited the accompanying financial statements of the Economic-Financial Consolidated (Consolidado Econômico Financeiro - CONEF) of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at June 30, 2015, and the respective income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Article 3rd of Resolution 2,723, dated May 31, 2000, of the National Monetary Concil (Conselho Monetário Nacional - CMN) and supplementary regulations of the Chart of Accounts for Financial Institutions (Plano Contabil de Instituições Financeiras - Cosif), described in the note 2 to the financial statements.

Management’s Responsibility for the Financial Statements

Bradesco´s Management is responsible for the preparation and fair presentation of these consolidated financial statements of the Economic-Financial Consolidated in accordance with the Resolution 2,723 of CMN, and supplementary regulations of Cosif, which main criteria and accounting practices are described in note 2 to the financial statements, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements of the Economic-Financial Consolidated  that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements of the Economic-Financial Consolidated, prepared by Bradesco´s Management in accordance with the Resolution 2,723, of CMN, and supplementary regulations of Cosif, based on our audit in accordance with Brazilian and International Standards on Auditing, taking into account the NBC TA 800 (ISA 800) - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements of the Economic-Financial Consolidated.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Report of Independent Auditors on the Consolidated Financial Statements

Opinion

In our opinion, the consolidated financial statements of the Economic-Financial Consolidated referred to above present fairly, in all material respects, the financial position of the Economic-Financial Consolidated as at June 30, 2015, the financial performance of its operations and its cash flows for the  six-month period then ended in accordance with the Article3rd of the Resolution no 2,723 dated May 31, 2000, of CMN, and supplementary regulations of Cosif for the preparation of these consolidated financial statements prepared for special purpose, as described in note 2 to the financial statements.

Emphasis

Basis of preparation of the consolidated financial statements of the Economic-Financial Consolidated

Without modifying our opinion, we draw attention to note 2 to the financial statements that disclose that the above mentioned financial statements of the Economic-Financial Consolidated were prepared by Bradesco´s management as required by Article 3rd of Resolution 2,723, dated May 31, 2000, of the National Monetary Concil and supplementary regulations of Cosif. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

Other Matter

Bradesco has prepared a separate set of financial statements for general purposes for the  six-month period ended June 30, 2015, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an unqualified auditor’s report on July 29, 2015.

Osasco, July 29, 2015.

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

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Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Individual Financial Statements of Banco Bradesco S.A related to the first semester of 2015, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Bradesco, one of the largest financial groups in Brazil, with solid performance focused on the interests of its customers since 1943, present in all regions of the Country, in addition to the constant quest for excellence in services and customer care, was highlighted in the period, as one of the best managers of resources on the market, with results built on sustainable bases.

Economic Comment

The resumption of North American growth has not been accompanied in the same intensity by other countries, leading them to adopt new measures of stimulus, which should keep the world liquidity high, in spite of the growth prospect of interest in the US. On the other hand, the slowdown in the Chinese economic growth has affected negatively the international price of commodities and the performance of a large part of the emerging economies. Brazil is going through a period of adjustments in economic policies, seeking to re-balance the public accounts. With this, the Country creates the basis for a sustainable development forward, guided by ample opportunities for investment and recovery of household consumption.

1.      Result for the Period

In the first semester of 2015, Bradesco’s Net Profit reached R$ 8.717 billion, an increase of 20.7% in comparison to the same period of 2014, equivalent to R$ 1.73 per share and profitability of 21.7% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.7%.

The taxes and contributions, including pensions, paid or provisioned, reached R$7.939 billion in the semester, whereby R$4.853 billion was related to withheld taxes and collected from third parties and R$3.086 billion calculated based on the activities developed by the Bank equivalent to 35.4% of the Net Profit.

To the shareholders, as Interest on Own Capital and Dividends, in the first semester, R$2.908 billion was destined, in gross value, of which R$522 million was paid in the form of monthly and intermediaries and R$2.386 billion provisioned. The intermediate Dividends paid on 07.17.2015, represent approximately 11.8 times the value of monthly Interest paid (net of Withholding Income Tax).

2.      Capital and Reserves

At the end of the semester, the realized Capital Stock was of R$43.100 billion. Added to the Equity Reserves of R$43.872 billion, resulted in a Shareholders’ Equity of R$86.972 billion, with a growth of 13.2% on the same period of the previous year, corresponding to the equity value of R$17.28 per share.

The Market Value of Bradesco, calculated on the basis of the listing of its shares, reached R$142.098 billion on June 30, 2015, equivalent to 1.6 times the Shareholders’ Equity.

The Shareholders’  Equity is equivalent to 9.2% of the Total Assets, which amounted to R$943.009 billion, with a growth of 5.7% on June 2014. Thus, the index of solvency was 16% higher, therefore, at the minimum of 11% established by Resolution No. 4.193/13 of the National Monetary Council, in compliance with the Basel Committee. At the end of the semester, the immobilization index, regarding the Reference Equity in the Prudential Consolidated was of 39.6%, therefore within the maximum limit of 50%.

Securities classified under “Held-to-Maturity Securities”

In compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

3.      Capture and Management of Resources

On June 30, 2015, the total funds obtained and managed by the Bank totaled R$1.183 trillion, 7.6% higher than the previous year, distributed as follows:

R$605.437    billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase, a growth of 0.1%;

R$366.796    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 11.4% increase;

R$170.058    billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 25.0% growth; and

R$41.112     billion in foreign funding, through public and private issues, subordinated debt overseas, securitization of future financial flows and borrowings and on-lendings overseas, equivalent to US$13.251 billion.

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Management Report

4.      Loan Operations

The balance of loan operations totaled R$280.665 billion, at the end of the semester, an increase of 8.9% in comparison to same period in 2014, including in this sum:

R$7.836       billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$12.073 billion;

US$3.223     billion operations in Import Finance in Foreign Currencies;

R$22.879     billion in business in the Rural Area;

R$40.132     billion in Consumption Finance, which includes R$2.587 billion of credit receivables from Credit Cards;

R$32.651     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), exceeding as one of the main distributing agent of loans.

The Bank, for the activities in Real Estate Loans, destined the total of R$6.159 billion to resources for construction and promotion of home-ownership in the semester comprising 20,794 properties.

The balance of provision for credit losses amounted to R$18.331 billion, an increase of 9,2% in comparison to the same period of the previous year, equivalent to 6.5% of the total volume of credit operations, with R$2.869 billion of surplus provision in relation to the minimum required by the Central Bank.

5.      Customer Service Network of Bradesco

The Customer Service Network of Organização Bradesco, held at the disposal of customers and users present in all the regions of Brazil and in various cities Abroad, at the end of the semester, comprised 74,270 points. Simultaneously, provided 31,132 machines of the Rede de Autoatendimento Bradesco Dia & Noite (Bradesco Day & Night Auto Teller Machines), of which 30,588 operate also on weekends and bank holidays, besides 18,278 machines of the Rede Banco24Horas (24-Hour Auto Teller Machines), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments and transfers between accounts. In the vehicle segment, with the presence of Bradesco Financiamentos, it counted on 11,232 retail points:

8,091      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,620, Banco Bradesco Cartões 3, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,463);

3            Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

1,904      Correspondents of Bradesco Promotora, in the segment of consigned credit;

50,042     Bradesco Expresso service points;

980         PAEs – in-company electronic service branches;

1,112      External terminals in the Bradesco Dia & Noite network; and

12,127     ATMs in the Banco24Horas network, with 573 terminals shared by both networks.

6.      Corporate Governance

With its shares traded on the Stock Exchange in Brazil since 1946, Banco Bradesco has been operating in the US capital markets since 1997, negotiating initially Level 1 ADRs (American Depositary Receipts) backed by preferred shares and, from 2001 to 2012, ADRs Level II backed, respectively, by preferred and common shares. Since 2001, they also negotiate GDRs (Global Depositary Receipts) on the European market (Latibex).

The Management is exercised by 10 members of the Board of Directors and 86 of the Board of Executive Officers, formed, in their majority, in the institution itself. There is no accumulation of the posts of President of these committees since 1999 and the succession plan is defined promptly.

To advise the Board of Directors there are 6 committees, and 2 statutory (Audit and Remuneration) and 4 non-statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Risks Management and Allocation of Capital and Sustainability), in addition to executive committees which assist the activities of the Board of Executive Officers.

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Management Report

Permanent committee since the assembly meeting of 03.10.2015, the Fiscal Council is composed of 5 effective members and an equal number of alternate members, 2 of which are effective members and their respective alternates chosen, respectively, by minority preferred shareholders and by non-controlling shareholders, holders of common shares.

Banco Bradesco is listed in Level 1 of Corporate Governance of BM&FBovespa, is compliant with the Code of Self-regulation and Good Practices of Listed Companies of Abrasca and has the AA+ rating (very good degree of adaptation to good corporate governance practices), assigned by Austin Rating.

In compliance with CVM Rule No. 381/03, in the first semester of 2015, the Organização Bradesco neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services.

Other services provided by the external auditors were the previously-agreed procedures for reviews of, substantially, financial, fiscal and actuarial information.  The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

6.1.  Policies of Transparency and Disclosure of Information

Bradesco, in the first semester, took part in 28 events with investors, 12 in Brazil and 16 Abroad, in addition to 111 people attended through conference calls and 66 individual meetings and/or in groups of analysts. They also performed 2 teleconferences of the result, to institutional investors and 1 APIMEC Meeting in Brasilia/DF.

On the Investor Relations website – www.bradesco.com.br/ri – there is information available related to the Bank, like its profile, history, equity stake, management report, financial results, recent acquisitions, APIMECs meetings, Report on Economic and Financial Analysis, Annual Report, in addition to others on the financial market.

7.      Integrated Risk Control

7.1.  Risks Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business.

The risk corporative control is integrated and independent, preserving and valuing the  Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

In face of the complexity and the range of products and services offered to its customers in all segments of the market, and being exposed to various types of risks, either due to internal or external factors, the Organization adopts a constant monitoring of all risks in order to provide security and comfort to all interested parties. Among the main types of risks, we highlight: Credit, Counterpart Credit, Concentration, Market, Liquidity and Subscription, Operational, Strategy, Legal or Compliance, Legal Unpredictability (Regulatory), Reputation and Socio-environmental.

7.2.   Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology compatible with the business needs.

The methodology of internal controls applied at Bradesco is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, the execution, and the effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the department in charge, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, and codes of conduct and self-regulation.

Money Laundering and Terrorist Financing Prevention

Policies, standards, procedures and specific systems are maintained to prevent and/or detect the use of the structure of the Organization, or its products and services, for the purposes of money laundering and terrorist financing.

In addition, there is the monitoring of the training of employees with programs in a variety of formats, such as guidebooks, videos, distance and on-site courses and live lectures specific to areas in which they are required.

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The Money Laundering and Terrorism Financing Prevention Program is supported by the Executive Committee of Money Laundering and Terrorism Financing Prevention, which evaluates the work and need to align procedures with the regulations laid down by Regulatory Bodies and with the best national and international practices.

The suspicious or atypical cases identified are forwarded to the Commission for the Evaluation of Suspicious Transactions, composed by several areas that assess the need to report to the Regulatory Bodies.

Prevention and Fight against Corruption

At Bradesco, the prevention and fight against any unlawful act are exercised continuously and permanently, with the strengthening of processes, procedures and training focused on the prevention and fight against corruption.

The Corporate Anti-corruption Policy, approved by the Board of Directors, establishes guidelines for the prevention and fight against corruption, and applies to all directors and employees of the Organization, composed by Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad.

The Corporate Anti-corruption Standard establishes the rules and procedures for the prevention and fight against corruption and bribery, in compliance with the legislation and regulations in force in Brazil and in the countries where we have Business Units.

The Program of Prevention and Fight against Corruption is supported by the Code of Ethical Conduct, by the Corporate Anti-corruption Policy and by the Ethical Conduct Committee.

The actions also include the management of business partners, the hiring of products and services, and the acculturation of officials and employees, by means of e-learning and personal training and internal and external communication, providing an effective monitoring of risks and controls.

Bradesco also has whistle blowing channels, whose actions treated as violations are subject to the disciplinary measures applicable, regardless of the hierarchical level, and without prejudice to the legal penalties applicable.

Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco uses internal models to manage risks and capital, developed from statistics, economic, financial, and mathematical theories or of expert knowledge, that support and facilitate the structuring of critical issues and provide standardization and agility to decisions.

To identify, mitigate and control risks of the models, represented by potential adverse consequences arising from decisions based on incorrect or obsolete models, there is the process of independent validation, whose main objective is to verify that the models operate according to the objectives provisioned, as well as if its results are adequate for the uses for which they are intended. This validation occurs through the application of a rigorous testing program that deals with aspects of appropriateness of processes, governance and construction of models and their assumptions, where the results are reported to managers to the Internal Audit, to Committees of Internal Controls and Compliance and to the Integrated Risks Management and Capital Allocation.

Information Security

The Information Security in the Organization is composed of a set of controls, represented by procedures, processes, organizational structures, policies, standards and information technology solutions. It aims to meet the basic principles for the protection of information related to confidentiality, availability and integrity, regardless of its form and where the information is kept or handled.

In the Policy and Corporate Standards of Information Security the bases for the SGSI-Information Security Management System within the Organization are described.

The Board of Executive Officers and the other hierarchical levels of the Organization are involved in the decisions on Information Security from their participation in the three technical Committees and in the Executive Committee of Corporate Security, who meet on a regular basis to assess and approve policies, measures and guidelines to ensure support to the processes and procedures related to the subject.

8.      Human Resources

In Bradesco, the model of Human Resource Management is invariably guided by the appreciation of the people, without any kind of discrimination.

Through UniBrad – Bradesco Corporate University, in the permanent search to evolve the quality of customer care and the level of services rendered, Bradesco maintains its purpose of promoting further education and enhancing the development and training of its staff. Thus, the employees have access to an integrated set of learning solutions that provides the development of competencies aligned with the business of the Bank. In the semester, 1,302 courses were given, with 334,712 participations.

Also highlighted are, at the end of the period, the assistance benefits included 166,042 people, ensuring well-being, better quality of life and security of employees and their dependents.

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9.      Sustainability in Bradesco

Since its origins, Bradesco is committed to the socioeconomic development of the Country. In a permanent manner, seeking sustainability in management, in business and in the day-to-day practices. Thus, it aims to grow on a continuous and sustainable basis, with respect to the target audiences with which it relates, and the environment.

Our guidelines and strategies are oriented in such a way as to promote the incorporation of best practices of corporate sustainability in business, considering the context and the potential of each region, contributing to the generation of shared value. In this sense, in the face of the current environmental and economic scenarios, the Bank has continued to implement its Strategic Planning for Sustainability promoting actions so that the strategic objectives are achieved.

As a form of recognition of the extensive work that it has been developing, the Bank is present in the sustainability indexes, DJSI (Dow Jones Sustainability Indices), the New York Stock Exchange, of the ISE (Corporate Sustainability Index) and the ICO2 (Carbon Efficient Index), both of BM&F Bovespa.

For more information about the initiatives of Bradesco, access the sites www.bradescosustentabilidade.com.br and www.bradesco.com.br/ri.

Fundação Bradesco

The social action of the Bank is mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed as a priority in regions of accentuated socio-economic deprivation, in all the Brazilian States and in the Federal District.

This year, its budget is predicted to be R$537.311 million, whereby R$463.246 million destined to cover Expenses of the Activities and R$74.065 million to the investments in Infrastructure and Educational Technology, that allows it to offer education free-of-charge and of quality to the: a) 101,609 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 380 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 17,346 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). To around 44 thousand students of Basic Education, are ensured free-of-charge, alimony, medical-dental assistance, school materials and uniform.

The "National Day of Voluntary Action", promoted for the 13th consecutive year, on 05.16.2015, brought together 15,684 volunteers in 61 different locations in Brazil, including the Schools of Fundação Bradesco and points of service close to the school units. It promoted, in total, 288,406 personal attendances in the areas of education, health, leisure, sports and environment, once again an example of citizenship and solidarity.

Programa Bradesco Esportes e Educação (Bradesco Sports and Education Program)

In the Municipal District of Osasco, SP, Programa Bradesco Esportes e Educação has Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball. The activities occur in their own Sports Development Center, in schools of Fundação Bradesco, municipal Sports Centers, and private schools and in a leisure club. Currently, two thousand girls are assisted, from the age of eight, reaffirming the social commitment and valuation of talent and plain exercise of citizenship, with actions of education, sports and health.

10.    Recognitions

Rankings – In the period, the following recognitions of Bradesco have been highlighted:

•      Most valuable brand in the banking sector in Latin America and 15th in the global ranking, according to a study conducted by the magazines The Banker and Brand Finance;

•      Best Brazilian Bank, for the fourth consecutive year, recognized with the Prize Awards for Excellence 2015, granted by English magazine Euromoney;

•      Leader of the overall ranking of the assets under custody, exceeding, for the first time, the amount of R$1 trillion in November 2014, according to a survey published in the magazine Investidor Institucional, based on data provided by the Brazilian Association of Entities of the Financial and Capital Markets – Anbima;

•       Featured, for the fifth consecutive time, in Guia Você S/A – The Best Companies to Begin the Career – 2015 Edition, in the survey conducted by the magazine Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos;

•       Featured in the Guia Gestão & RH – 25 most Admired Companies by HRs – 2015 Edition, of the magazine Gestão&RH, in research by e-voting involving human resources professionals from around the Country;

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•       Featured in the 2015 edition of the yearbook Melhores e Maiores (Best and Largest) of the Exame magazine, integrating the rankings: 200 Largest Groups for Net Revenue; 50 Largest Banks by Equity; 100 Largest Banks in Latin America by Equity; 200 Largest Companies in Latin America by Market Value;

•       One of the 50 'Good' Companies, in the Activism category: besides profit, by IstoÉ Dinheiro magazine, with the case of the Floating Agency;

•       Received the international certificate of Socialbakers for performance in Social Networks; and

•       Received the Oi Live Screen Award, in the Mobile Marketing category, for the free access to the Bradesco Celular channel.

Ratings–To Bradesco, in the semester, among the assessment indexes assigned to banks in the country by Agencies and national and international entities, we recorded that:

•       the credit rating agencies Standard & Poor's and Austin Rating affirmed all the ratings of Bradesco;

•      the credit rating agency Moody's Investors Service, due to the implementation in the new methodology of ratings of banks, changed the long-term deposit rating in local currency, from "Baa1" to "Baa2" and has discontinued the bank financial strength rating (BFSR); and

•       the credit rating agency Fitch Ratings changed the rating of feasibility, from "a-" to "bbb+", resulting in a change of rating of probability of default of the issuer (IDRs) in the long-term in local currency, from "A-" to "BBB+", and in the short-term in local currency, from "F1" to "F2". Fitch stressed that it still believes that the credit profiles of Bradesco meet the criteria to be classified above the sovereign rating.

11.    Acknowledgments

The accuracy and consistency of the expansion strategy of Bradesco, founded on quality and efficiency, always in tune with the demands of the markets and the economy as a whole, reflect the results achieved in the semester. For the successes obtained, we are thankful for the support and trust of our shareholders and clients and the work dedicated by our employees and other cooperators.

Cidade de Deus, July 29, 2015.

Board of Directors

and the Board of Executive Officers

(*)    Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

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Individual Financial Position on June 30 – In thousands of Reais

Assets	2015	2014
Current liabilities	577,242,418	528,669,060
Cash and due from banks (Note 5)	10,983,863	11,017,846
Interbank investments (Notes 3d and 6)	242,954,932	198,791,341
Securities purchased under agreements to resell	193,714,944	143,921,493
Interest-earning deposits in other banks	49,259,130	54,883,222
Provision for losses	(19,142)	(13,374)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 29b)	120,413,347	123,331,575
Own portfolio	15,224,213	21,349,087
Subject to unrestricted repurchase agreements	95,331,614	95,839,250
Derivative financial instruments (Notes 3f, 7d II and 29b)	6,094,442	4,747,453
Given in guarantee to the Brazilian Central Bank	20,096	-
Given in guarantee	3,742,982	1,141,985
Subject to unrestricted repurchase agreements	-	253,800
Interbank accounts	49,080,878	54,679,423
Unsettled payments and receipts	1,074,539	1,635,608
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	47,993,947	53,032,713
- SFH	8,828	4,249
Correspondent banks	3,564	6,853
Interdepartmental accounts	167,354	319,476
Internal transfer of funds	167,354	319,476
Loans (Notes 3g, 9 and 29b)	115,780,141	107,602,633
Loans:
- Public sector	2,727,751	31,779
- Private sector	124,547,532	117,731,014
Loans transferred under an assignment with recourse	132,808	-
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(11,627,950)	(10,160,160)
Leasing (Notes 3g, 9 and 29b)	(770)	(2,352)
Leasing receivables:
- Private sector	1,352	7,349
Unearned income from leasing	(1,352)	(5,551)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(770)	(4,150)
Other receivables	36,522,727	31,950,582
Receivables on sureties and guarantees honored (Note 9a-3)	59,143	30,304
Foreign exchange portfolio (Note 10a)	16,245,509	11,476,110
Receivables	3,750,326	2,479,052
Securities trading	341,741	349,171
Sundry (Note 10b)	16,395,336	17,845,268
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(269,328)	(229,323)
Other assets (Note 11)	1,339,946	978,536
Other assets	1,305,999	908,970
Provision for losses	(412,968)	(261,761)
Prepaid expenses (Notes 3i and 11b)	446,915	331,327
Long-term receivables	248,056,716	240,467,908
Interbank investments (Notes 3d and 6)	21,071,381	22,563,818
Interest-earning deposits in other banks	21,071,381	22,563,818
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 29b)	66,447,538	78,859,150
Own portfolio	20,773,984	18,800,723
Subject to unrestricted repurchase agreements	43,077,453	52,919,363
Derivative financial instruments (Notes 3f,7d II and 29b)	62,759	1,000,576
Given in guarantee to the Brazilian Central Bank	-	19,008
Privatization rights	6,200	6,658
Given in guarantee	2,135,385	5,225,327
Subject to unrestricted repurchase agreements	391,757	887,495
Interbank accounts	626,090	599,801
Reserve requirement (Note 8):
- SFH	626,090	599,801
The accompanying Notes are an integral part of these Individual Financial Statements.

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Individual Financial Position on June 30 – In thousands of Reais

Assets	2015	2014
Loans (Notes 3g, 9 and 29b)	134,032,241	122,200,169
Loans:
- Public sector	492,281	1,919,401
- Private sector	132,875,885	122,155,709
Loans transferred under an assignment with recourse	7,073,084	4,205,713
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(6,409,009)	(6,080,654)
Leasing (Notes 3g, 9 and 29b)	(207)	(2,007)
Leasing receivables:
- Private sector	725	2,449
Unearned income from leasing	(604)	(3,088)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(328)	(1,368)
Other receivables	25,799,311	16,134,252
Receivables	251,977	-
Securities trading	419,437	126,860
Sundry (Note 10b)	25,151,550	16,057,088
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(23,653)	(49,696)
Other assets (Note 11)	80,362	112,725
Prepaid expenses (Notes 3i and 11b)	80,362	112,725
Permanent assets	117,709,876	122,897,347
Investments (Notes 3j, 12 and 29b)	110,839,415	115,072,045
Earnings (losses) of affiliates:
- In Brazil	108,827,144	113,189,564
- Overseas	2,004,376	1,877,967
Other investments	51,244	47,863
Provision for losses	(43,349)	(43,349)
Premises and equipment (Notes 3k and 13)	2,572,632	2,529,984
Premises	17,415	43,108
Other premises and equipment	6,631,944	6,570,338
Accumulated depreciation	(4,076,727)	(4,083,462)
Leased Fixed Assets (Notes 3k and 13)	96,753	350,649
Leased Assets	186,332	580,868
Accumulated depreciation	(89,579)	(230,219)
Intangible assets (Notes 3l and 14)	4,201,076	4,944,669
Intangible Assets	9,145,132	8,378,660
Accumulated amortization	(4,944,056)	(3,433,991)
Total	943,009,010	892,034,315
The accompanying Notes are an integral part of these Individual Financial Statements.

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Individual Financial Position on June 30 – In thousands of Reais

Liabilities	2015	2014
Current liabilities	657,626,664	585,638,434
Deposits (Notes 3n and 15a)	234,879,825	218,911,159
Demand deposits	25,380,397	36,148,487
Savings deposits	91,008,482	84,318,918
Interbank deposits	79,061,691	54,424,831
Time deposits (Notes 15a and 29b)	39,429,255	44,018,923
Securities sold under agreements to repurchase (Notes 3n and 15b)	310,537,098	265,661,949
Own portfolio	117,441,439	120,124,581
Third-party portfolio	190,962,679	143,710,446
Unrestricted portfolio	2,132,980	1,826,922
Funds from issuance of securities (Notes 15c and 29b)	44,634,746	36,911,907
Mortgage and real estate notes, letters of credit and others	40,552,530	33,703,330
Securities issued overseas	3,830,280	3,057,174
Structured operations certificates	251,936	151,403
Interbank accounts	1,245,054	1,965,558
Unsettled payments and receipts	77,421	77,517
Correspondent banks	1,167,633	1,888,041
Interdepartmental accounts	3,389,530	3,761,603
Third-party funds in transit	3,389,530	3,761,603
Borrowing (Notes 16a and 29b)	15,612,513	12,083,195
Borrowing overseas	15,612,513	12,083,195
On-lending in Brazil - official institutions (Notes 16b and 29b)	13,102,581	11,779,674
National treasury	30,931	1,109
BNDES	4,543,794	3,261,698
CEF	11,420	16,388
FINAME	8,516,124	8,500,479
Other institutions	312	-
On-lending overseas (Notes 16b and 29b)	1,693,687	225,074
On-lending overseas	1,693,687	225,074
Derivative financial instruments (Notes 3f, 7d II and 29b)	4,715,029	3,966,027
Derivative financial instruments	4,715,029	3,966,027
Other liabilities	27,816,601	30,372,288
Payment of taxes and other contributions	3,304,513	3,628,668
Foreign exchange portfolio (Note 10a)	8,141,988	5,551,655
Social and statutory	2,564,971	2,061,573
Tax and social security (Note 19a)	638,592	1,135,485
Securities trading	684,821	722,049
Financial and development funds	261	-
Subordinated debts (Notes 18 and 29b)	2,345,301	2,678,856
Sundry (Note 19b)	10,136,154	14,594,002
Long-term liabilities	198,352,067	229,573,777
Deposits (Notes 3n and 15a)	40,478,266	92,756,596
Interbank deposits	876,686	44,544,264
Time deposits (Notes 15a and 29b)	39,601,580	48,212,332
Securities sold under agreements to repurchase (Notes 3n and 15b)	19,541,338	27,280,656
Own portfolio	19,218,406	27,280,656
Unrestricted portfolio	322,932	-
Funds from issuance of securities (Notes 15c and 29b)	57,900,297	39,669,734
Mortgage and real estate notes, letters of credit and others	53,466,608	34,586,331
Securities issued overseas	4,281,704	5,024,645
Structured operations certificates	151,985	58,758
Borrowing (Notes 16a and 29b)	3,313,934	799,275
Borrowing overseas	3,313,934	799,275
On-lending in Brazil - official institutions (Notes 16b and 29b)	26,016,427	28,236,245
BNDES	6,955,178	8,124,315
CEF	2,840	13,515
FINAME	19,058,409	20,098,043

The accompanying Notes are an integral part of these Individual Financial Statements.

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Individual Financial Position on June 30 – In thousands of Reais

Liabilities	2015	2014
Other institutions	-	372
Derivative financial instruments (Notes 3f, 7d II and 29b)	101,380	763,901
Derivative financial instruments	101,380	763,901
Other liabilities	51,000,425	40,067,370
Tax and social security (Note 19a)	3,718,645	3,235,522
Subordinated debts (Notes 18 and 29b)	35,104,386	32,734,624
Sundry (Note 19b)	12,177,394	4,097,224
Deferred income	58,713	21,826
Deferred income	58,713	21,826
Shareholders' equity (Note 20)	86,971,566	76,800,278
Capital:
- Domiciled in Brazil	42,559,829	37,622,310
- Domiciled overseas	540,171	477,690
Capital reserves	11,441	11,441
Profit reserves	44,995,397	38,976,929
Asset valuation adjustments - Available-for-sale Securities	(764,260)	9,923
Treasury shares (Notes 20d and 29b)	(371,012)	(298,015)
Total	943,009,010	892,034,315

The accompanying Notes are an integral part of these Individual Financial Statements.

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Individual Income Statement for the Semesters Ended June 30 – In thousands of Reais

	2015	2014
Financial Intermediation Income	54,793,771	45,494,810
Loans (Note 9j)	24,594,129	20,972,710
Leasing (Note 9j)	58,038	476,139
Operations with securities (Note 7g)	28,833,991	20,587,728
Derivative financial instruments (Note 7d-v)	(1,768,907)	1,157,629
Foreign exchange operations (Note 10a)	1,251,405	65,593
Reserve requirement (Note 8b)	1,990,914	2,200,663
Sale or transfer of financial assets	(165,799)	34,348

Financial intermediation expenses	52,681,217	33,576,513
Retail and professional market funding (Note 15e)	36,335,390	29,620,948
Borrowing and on-lending (Note 16c)	10,333,676	(1,621,325)
Leasing (Note 9j)	55,538	472,097
Allowance for loan losses (Notes 3g, 9g and 9h)	5,956,613	5,104,793

Gross income from financial intermediation	2,112,554	11,918,297

Other operating income/expenses	3,900,814	(3,744,839)
Fee and commission income (Note 21)	5,777,027	5,097,176
Other fee and commission income	3,458,684	3,110,972
Income from banking fees	2,318,343	1,986,204
Payroll and related benefits (Note 22)	(5,564,488)	(5,268,816)
Other administrative expenses (Note 23)	(6,016,542)	(5,710,850)
Tax expenses (Note 24)	(1,224,029)	(1,194,054)
Equity in the earnings (losses) of affiliates and subsidiary (Note 12a)	12,484,390	5,106,998
Other operating income (Note 25)	684,169	423,973
Other operating expenses (Note 26)	(2,239,713)	(2,199,266)
Operating income	6,013,368	8,173,458
Non-operating income (loss) (Note 27)	(154,078)	(113,782)
Income before taxes and non-controlling interest	5,859,290	8,059,676
Income tax and social contribution (Notes 31a and 31b)	2,858,064	(838,746)
Net income	8,717,354	7,220,930
Interest on shareholders’ equity and dividends (Note 20c)	2,908,092	2,395,898
Number of outstanding shares (Notes 20a e 20b)	5,031,883,753	4,195,390,559
Earnings per share R$	1.73	1.72

The accompanying Notes are an integral part of these Individual Financial Statements.

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Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Paid- up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	587,419	476,947	-	-	1,064,366
	Net income	-	-	-	-	-	-	-	7,220,930	7,220,930
Allocations:	- Reserves	-	-	361,047	4,463,985	-	-	-	(4,825,032)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	(1,566,898)	(1.566.898)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829,000)
	Balance on June 30, 2014	38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278

	Balance on December 31, 2014	38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(72,997)	-	(72,997)
	Asset valuation adjustments	-	-	-	-	(421,620)	148,671	-	-	(272,949)
	Net income	-	-	-	-	-	-	-	8,717,354	8,717,354
Allocations:	- Reserves	-	-	435,867	5,373,395	-	-	-	(5,809,262)	-
	- Interest on Shareholders’ Equity Paid and/or Provisioned	-	-	-	-	-	-	-	(1,996,092)	(1.996.092)
	- Interim Dividends provisioned	-	-	-	-	-	-	-	(912,000)	(912.000)
	Balance on June 30, 2015	43,100,000	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566

The accompanying Notes are an integral part of these Individual Financial Statements.

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Statement of Individual Value Added for the Semesters Ended June 30 - In thousands of Reais

Description	2015	%	2014	%
1 - Revenue	52,929,614	389.7	43,629,908	283.8
1.1) Financial intermediation	54,793,771	403.5	45,494,810	296.1
1.2) Fees and commissions	5,777,027	42.5	5,097,176	33.2
1.3) Allowance for loan losses	(5,956,613)	(43.9)	(5,104,793)	(33.2)
1.4) Other	(1,684,571)	(12.4)	(1,857,285)	(12.3)
2 - Financial intermediation expenses	(46,724,604)	(344.1)	(28,471,720)	(185.3)
3 – Inputs acquired from third-parties	(3,539,046)	(25.9)	(3,495,371)	(22.6)
Material, water, electricity and gas	(253,160)	(1.9)	(215,941)	(1.4)
Outsourced services	(907,497)	(6.7)	(865,467)	(5.6)
Communication	(458,290)	(3.4)	(454,548)	(3.0)
Financial system services	(301,788)	(2.2)	(299,349)	(1.9)
Advertising and marketing	(196,760)	(1.4)	(205,564)	(1.3)
Transport	(274,508)	(2.0)	(343,333)	(2.2)
Data processing	(398,228)	(2.9)	(399,013)	(2.6)
Asset maintenance	(447,515)	(3.3)	(436,716)	(2.8)
Security and surveillance	(296,564)	(2.2)	(274,089)	(1.8)
Other	(4,736)	0.1	(1,351)	-
4 – Gross value added (1-2-3)	2,665,964	19.7	11,662,817	75.9
5 – Depreciation and amortization	(1,572,109)	(11.6)	(1,404,351)	(9.1)
6 – Net value added produced by the entity (4-5)	1,093,855	8.1	10,258,466	66.8
7 – Value added received through transfer	12,484,390	91.9	5,106,998	33.2
Equity in the earnings (losses) of affiliates	12,484,390	91.9	5,106,998	33.2
8 - Value added to distribute (6+7)	13,578,245	100.0	15,365,464	100.0
9 – Value added distributed	13,578,245	100.0	15,365,464	100.0
9.1) Personnel	4,804,992	35.4	4,548,817	29.6
Salaries	2,577,557	19.0	2,399,546	15.6
Benefits	1,186,390	8.7	1,094,467	7.1
Government Severance Indemnity Fund for Employees (FGTS)	253,755	1.9	235,686	1.5
Other	787,290	5.8	819,118	5.4
9.2) Tax, fees and contributions	(874,539)	(6.4)	2,752,799	17.9
Federal	(1,120,166)	(8.2)	2,537,485	16.5
State	1,706	-	1,211	-
Municipal	243,921	1.8	214,103	1.4
9.3) Remuneration for providers of capital	930,438	6.8	842,918	5.5
Rental	639,424	4.7	591,917	3.9
Asset leasing	291,014	2.1	251,001	1.6
9.4) Value distributed to shareholders	8,717,354	64.2	7,220,930	47.0
Interest on shareholders’ equity/dividends	2,908,092	21.4	2,395,898	15.6
Retained earnings	5,809,262	42.8	4,825,032	31.4

The accompanying Notes are an integral part of these Individual Financial Statements.

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Individual Cash Flow Statement for the Semesters Ended June 30– In thousands of Reais

	2015	2014
Cash flow from operating activities:
Net Income before income tax and social contribution	5,859,290	8,059,676
Adjustments to net income before income tax and social contribution	217,934	1,385,108
Allowance for loan losses	5,956,613	5,104,793
Depreciation and amortization	1,572,109	1,404,351
Expenses with civil, labor and tax provisions	1,172,490	765,475
Equity in the earnings (losses) of affiliates and subsidiary	(12,484,390)	(5,106,998)
Other	4,001,112	(782,513)
Adjusted Net Income before income tax and social contribution	6,077,224	9,444,784
Decrease in interbank investments	1,394,107	12,200,427
Decrease/(Increase) in trading securities and derivative financial instruments	12,476,718	(2,947,487)
(Increase) in interbank and interdepartmental accounts	(2,101,657)	(2,175,417)
(Increase) in loan and leasing	(12,932,822)	(10,839,259)
Increase in deferred income	31,678	1,079
(Increase) in other receivables and other assets	5,554,626	223,790
(Increase) in reserve requirement - Brazilian Central Bank	2,115,405	1,927,274
(Decrease) in deposits	(30,499,134)	(18,112,917)
Increase/(Decrease) in securities sold under agreements to repurchase	(33,325,369)	4,091,418
Increase in funds from issuance of securities	10,886,453	12,913,199
Increase/(Decrease) in borrowings and on-lending	1,940,425	(1,524,299)
Increase in other liabilities	11,881,305	3,084,548
Income tax and social contribution paid	(42,886)	(169,073)
Net cash provided by/used in operating activities	(26,543,927)	8,118,067
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	147	(7,159)
Sale of available-for-sale securities	18,292,994	13,934,736
Proceeds from sale of foreclosed assets	140,740	76,312
Sale of investments	42,342	-
Disposal of premises and equipment and leased assets	(70,794)	552,110
Purchases of available-for-sale securities	(18,499,247)	(16,818,701)
Foreclosed assets received	(482,299)	(317,861)
Investment acquisitions	-	(243,278)
Acquisition of premises and equipment and leased assets	(473,245)	(336,062)
Intangible asset acquisitions	(513,904)	(187,065)
Dividends and interest on shareholders’ equity received	1,818,208	14,748,945
Net cash provided by/used in investing activities	254,942	11,401,977
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	1,605,332	(505,234)
Dividends and interest on shareholders’ equity paid	(3,416,771)	(2,595,321)
Acquisition of own shares	(72,997)	(28,922)
Net cash provided by/used in financing activities	(1,884,436)	(3,129,477)
Net increase in cash and cash equivalents	(28,173,421)	16,390,567
Cash and cash equivalents - at the beginning of the period	204,722,408	117,145,206
Cash and cash equivalents - at the end of the period	176,548,987	133,535,773
Net increase in cash and cash equivalents	(28,173,421)	16,390,567

The accompanying Notes are an integral part of these Individual Financial Statements.

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Index of Notes to the Individual Financial Statements

Explanatory Notes to Bradesco’s Individual Financial Statements are as follows:

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Notes to the Individual Financial Statements

1)     OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so.

2)     PRESENTATION OF THE INDIVIDUAL FINANCIAL STATEMENTS

Bradesco’s individual financial statements were prepared using accounting practices in compliance with Laws No.  4.595/64 (Brazilian Financial System Law) and No. 6.404/76 (Brazilian Corporate Law), along with amendments introduced by Laws No. 11.638/07 and No. 11.941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable.

Bradesco’s individual financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s individual financial statements were approved by the Board of Directors on July 29, 2015.

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Individual financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil.

b)   Income and expense recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

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Notes to the Individual Financial Statements

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the individual statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which  the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

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Notes to the Individual Financial Statements

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2.682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2.682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

Leasing operations

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leasing receivables

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

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Notes to the Individual Financial Statements

II-    Unearned revenues from leases and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned Revenues from leasing and residual Value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations in arrears equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2.682/99.

III-  Fixed assets for leasing operations

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 9k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in the Brazilian corporate law, especially concerning the regime of competence in the record of revenue and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1.429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 9k).

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial companies and similar companies, and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

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Notes to the Individual Financial Statements

Changes in the criteria to recognize revenue, costs and expenses included in the net income for the period, enacted by Law No. 11.638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12.973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3.738/14.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

The composition of affiliates, as well as other investments, can be found in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are presented in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

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Notes to the Individual Financial Statements

Goodwill and other intangible assets and the movement in these balances by class, are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

o)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3.823/09 and CVM Resolution No. 594/09:

•        Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•        Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•        Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•        Legal Obligations – provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

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Notes to the Individual Financial Statements

p)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

q)   Subsequent events

These refer to events occurring between the reporting date and the date the individual financial statements are authorized to be issued.

They comprise the following:

•        Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•        Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32.

4)     COMPARATIVE AMOUNTS

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the individual financial statements for the period ended June 30, 2015.

5)     CASH AND CASH EQUIVALENTS

	June 30 - R$ thousand
	2015	2014
Cash and due from banks in domestic currency	7,365,308	7,264,095
Cash and due from banks in foreign currency	3,618,507	3,753,713
Investments in gold	48	38
Total cash and due from banks	10,983,863	11,017,846
Interbank investments (1)	165,565,124	122,517,927
Total cash and cash equivalents	176,548,987	133,535,773

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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Notes to the Individual Financial Statements

6)     INTERBANK INVESTMENTS

a)   Breakdown and maturity

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities purchased under agreements to resell:
Own portfolio position	172,751	28,089	-	-	200,840	199,146
• National treasury notes	-	-	-	-	-	186,931
• Other	172,751	28,089	-	-	200,840	12,215
Funded position	168,073,299	18,927,019	4,442,576	-	191,442,894	143,065,572
• Financial treasury bills	25,714,021	-	-	-	25,714,021	76,294
• National treasury notes	54,831,505	3,931,687	-	-	58,763,192	77,469,339
• National treasury bills	84,076,730	500,916	-	-	84,577,646	46,920,302
• Debentures	3,451,043	14,494,416	4,442,576	-	22,388,035	18,599,637
Short position	454,697	1,616,513	-	-	2,071,210	656,775
• National treasury bills	454,697	1,616,513	-	-	2,071,210	656,775
Subtotal	168,700,747	20,571,621	4,442,576	-	193,714,944	143,921,493
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	3,015,738	34,267,543	11,975,849	21,071,381	70,330,511	77,447,040
• Provision for losses	(4,001)	(7,926)	(7,215)	-	(19,142)	(13,374)
Subtotal	3,011,737	34,259,617	11,968,634	21,071,381	70,311,369	77,433,666
Total 2015	171,712,484	54,831,238	16,411,210	21,071,381	264,026,313
%	65.0	20.8	6.2	8.0	100.0
Total 2014	130,673,990	50,142,643	17,974,809	22,563,817		221,355,159
%	59.0	22.7	8.1	10.2		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	Semesters ended June 30 - R$ thousand
	2015	2014
Income from investments in purchase and sale commitments:
Own portfolio position	14,290	57,889
Funded position	11,700,025	6,659,989
Short position	187,010	148,220
Subtotal	11,901,325	6,866,098
Income from interest-earning deposits in other banks	5,376,512	3,400,005
Total (Note 7g)	17,277,837	10,266,103

Bradesco     231

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Notes to the Individual Financial Statements

7)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)     Summary of the classification of securities

	June 30 - R$ thousand
	2015	%	2014	%
Trading securities	100,507,852	54.0	119,601,522	59.8
- Government securities	7,975,094	4.3	24,627,092	12.3
- Private securities	86,375,557	46.4	89,226,401	44.6
- Derivative financial instruments (1) (8)	6,157,201	3.3	5,748,029	2.9
Available-for-sale securities (4) (10)	73,232,458	39.3	80,547,510	40.2
- Government securities	57,351,626	30.8	58,246,828	29.1
- Private securities	15,880,832	8.5	22,300,682	11.1
Held-to-maturity securities (4)	12,458,024	6.7	36,757	-
- Government securities	39,021	-	36,757	-
- Private securities	12,419,003	6.7	-	-
Subtotal	186,198,334	100.0	200,185,789	100.0
Purchase and sale commitments (2)	662,551	-	2,004,936	-
Grand total	186,860,885	100.0	202,190,725	100.0
- Government securities	65,365,741	35.1	82,910,677	41.4
- Private securities	120,832,593	64.9	117,275,112	58.6
Subtotal	186,198,334	100.0	200,185,789	100.0
Purchase and sale commitments (2)	662,551	-	2,004,936	-
Grand total	186,860,885	100.0	202,190,725	100.0

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Notes to the Individual Financial Statements

b)  Breakdown of the portfolio by issuer

Securities (3)	June 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	76,725	3,676,100	18,677,096	42,935,820	65,365,741	66,694,216	(1,328,475)	82,910,677	(50,631)
Financial treasury bills	25,554	543,707	-	913,458	1,482,719	1,482,856	(137)	3,755,431	800
National treasury bills	4,744	1,750,139	18,677,096	2,902,564	23,334,543	23,893,096	(558,553)	24,934,188	(705,762)
National treasury notes	-	-	-	38,000,061	38,000,061	38,704,966	(704,905)	53,900,391	639,661
Brazilian foreign debt securities	46,427	-	-	1,113,408	1,159,835	1,202,726	(42,891)	313,746	14,717
Privatization rights	-	-	-	6,200	6,200	6,301	(101)	6,658	(17)
Other	-	1,382,254	-	129	1,382,383	1,404,271	(21,888)	263	(30)
Private securities	7,560,965	2,297,549	7,483,528	103,490,551	120,832,593	127,142,144	(6,309,551)	117,275,112	514,540
Bank deposit certificates	78,287	325,773	15,513	-	419,573	419,573	-	562,854	-
Shares	226,246	-	-	-	226,246	256,079	(29,833)	260,151	(22,989)
Debentures (9)	-	260,930	6,243,745	76,680,098	83,184,773	83,154,279	30,494	85,347,849	(57,157)
Foreign corporate securities	169,757	177,325	448,247	10,771,162	11,566,491	12,225,486	(658,995)	8,557,231	119,865
Derivative financial instruments (1) (8)	5,540,381	452,405	101,656	62,759	6,157,201	11,711,270	(5,554,069)	5,748,029	642,221
Other	1,546,294	1,081,116	674,367	15,976,532	19,278,309	19,375,457	(97,148)	16,798,998	(167,400)
Subtotal	7,637,690	5,973,649	26,160,624	146,426,371	186,198,334	193,836,360	(7,638,026)	200,185,789	463,909
Purchase and sale commitments (2)	662,551	-	-	-	662,551	662,551	-	2,004,936	-
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	299,179	-	(20,725)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(370,136)	-	-
Grand total	8,300,241	5,973,649	26,160,624	146,426,371	186,860,885	194,498,911	(7,708,983)	202,190,725	443,184

Bradesco     233

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Notes to the Individual Financial Statements

c)     Breakdown of the portfolios by financial statement classification

Securities	June 30 - R$ thousand
	2015 (3) (5) (6) (7)	2014 (3) (5) (6) (7)
Own portfolio	35,998,197	40,149,810
Fixed income securities	35,771,951	39,889,659
• Financial treasury bills	25,554	72,373
• National treasury notes	2,989,546	6,215,631
• Brazilian foreign debt securities	1,159,835	313,746
• Bank deposit certificates	419,573	562,854
• National treasury bills	776,744	822,225
• Foreign corporate securities	4,398,289	5,654,287
• Debentures (9)	4,686,535	7,451,378
• Purchase and sale commitments (2)	662,551	2,004,936
• Other	20,653,324	16,792,229
Equity securities	226,246	260,151
• Shares of listed companies	226,246	260,151
Restricted securities	144,313,730	155,151,591
Repurchase agreements	138,409,067	148,758,613
• National treasury bills	20,548,828	18,567,426
• Financial treasury bills	439,641	2,622,040
• National treasury notes	31,754,158	46,769,732
• Foreign corporate securities	7,168,202	2,902,944
• Debentures (9)	78,498,238	77,896,471
Brazilian Central Bank	20,096	19,008
• National treasury bills	20,096	19,008
Privatization rights	6,200	6,658
Guarantees provided	5,878,367	6,367,312
• National treasury bills	1,597,118	5,145,635
• Financial treasury bills	1,017,524	1,061,018
• National treasury notes	3,256,357	153,628
• Other	7,368	7,031
Derivative financial instruments (1) (8)	6,157,201	5,748,029
Securities subject to unrestricted repurchase agreements	391,757	1,141,295
• National treasury bills	391,757	379,895
• National treasury notes	-	761,400
Grand total	186,860,885	202,190,725

(1)     Consistent with the criteria in Bacen Circular Letter No. 3.068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the financial statements;

(3)     The investment fund quotas are presented based on the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. This financial capacity is disclosed in Note 29a, which presents the maturity of asset and liability operations. On June 30, 2015, R$12,419,003 thousand were reclassified from category "Securities Available for Sale" to the category "Securities Held to Maturity", due to the change of intention of the Management. The mark-to-market of these securities, in the amount of R$(370,136) thousand, was maintained in Shareholders’ Equity and will be recognized in the result for the remaining term of the securities, pursuant to Bacen Circular Letter No. 3.068/01;

(5)     The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(6)     This column reflects book value after mark-to-market accounting in accordance with item (8), except for securities classified as securities held to maturity, which fair value is higher than the original amortized cost by R$4,756 thousand (2014 - R$6,169 thousand);

(7)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(8)     Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II);

(9)     In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)   In the first semester of 2015 and 2014, there were no impairment losses related to “Equity Securities”, for the bonds classified under “Available-for-sale securities”.

234             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the individual statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA. Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     235

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Notes to the Individual Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	June 30 - R$ thousand
	2015		2014
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	93,455,226	-	47,729,644	-
- Interbank market	72,640,693	48,772,771	34,923,191	-
- Foreign currency	20,546,198	-	12,460,660	-
- Other	268,335	107,446	345,793	-
Sale commitments:	58,559,782	-	172,489,048	-
- Interbank market (1)	23,867,922	-	144,175,166	109,251,975
- Foreign currency (2)	34,530,971	13,984,773	27,925,679	15,465,019
- Other	160,889	-	388,203	42,410

Option contracts
Purchase commitments:	19,773,347	-	182,675,162	-
- Interbank market	18,006,000	-	174,189,300	-
- Foreign currency	1,751,740	2,493	8,438,490	-
- Other	15,607	-	47,372	-
Sale commitments:	27,157,181	-	192,330,117	-
- Interbank market	20,035,895	2,029,895	182,179,923	7,990,623
- Foreign currency	1,749,247	-	10,001,891	1,563,401
- Other	5,372,039	5,356,432	148,303	100,931

Forward contracts
Purchase commitments:	11,325,031	-	8,581,225	-
- Foreign currency	11,158,742	-	7,594,617	-
- Other	166,289	-	986,608	404,419
Sale commitments:	13,737,433	-	8,965,241	-
- Foreign currency	13,291,034	2,132,292	8,383,052	788,435
- Other	446,399	280,110	582,189	-

Swap contracts
Assets (long position):	81,073,699	-	54,096,690	-
- Interbank market	12,802,058	2,454,512	11,053,138	-
- Fixed rate	26,357,170	9,448,621	6,364,785	3,196,915
- Foreign currency	36,422,751	-	31,245,504	777,941
- IGPM	1,640,055	-	1,526,257	-
- Other	3,851,665	-	3,907,006	-
Liabilities (short position):	80,264,866	-	53,240,625	-
- Interbank market	10,347,546	-	13,225,876	2,172,738
- Fixed rate	16,908,549	-	3,167,870	-
- Foreign currency (2)	46,108,000	9,685,249	30,467,563	-
- IGPM	2,053,160	413,105	2,213,996	687,739
- Other	4,847,611	995,946	4,165,320	258,314

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$20,814,738 thousand (R$20,440,070 thousand in 2014) (Note 7f); and

(2)  Includes specific hedges to protect foreign investments, totaling R$43,909,631 thousand (R$31,850,766  thousand in 2014)).

236             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and net settlement agreements within the National Financial System, in accordance with CMN Resolution No. 3.263/05.

II)  Breakdown of derivative financial instruments (assets and liabilities), shown at original amortized cost and fair value

	June 30 - R$ thousand
	2015			2014
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables – swaps (1)	9,871,901	(5,484,226)	4,387,675	3,132,325	687,370	3,819,695
Receivable forward purchases	1,226,222	-	1,226,222	1,098,646	-	1,098,646
Receivable forward sales	437,070	-	437,070	721,367	-	721,367
Premiums on exercisable options	74,601	31,633	106,234	153,470	(45,149)	108,321
Total assets (A)	11,609,794	(5,452,593)	6,157,201	5,105,808	642,221	5,748,029
Adjustment payables - swaps	(3,344,289)	(234,553)	(3,578,842)	(2,605,706)	(357,925)	(2,963,631)
Payable forward purchases	(554,431)	-	(554,431)	(1,122,734)	-	(1,122,734)
Payable forward sales	(553,112)	-	(553,112)	(460,109)	-	(460,109)
Premiums on written options	(125,547)	(4,477)	(130,024)	(252,268)	68,814	(183,454)
Total liabilities (B)	(4,577,379)	(239,030)	(4,816,409)	(4,440,817)	(289,111)	(4,729,928)

Net Effect (A-B)	7,032,415	(5,691,623)	1,340,792	664,991	353,110	1,018,101

(1)    Includes receivable adjustments relating to hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Notional)

	June 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total
					2015	2014
Futures contracts (1)	60,700,738	14,379,688	57,855,948	19,078,634	152,015,008	220,218,692
Option contracts	4,703,673	34,736,362	5,764,403	1,726,090	46,930,528	375,005,279
Forward contracts	15,956,065	4,675,015	2,746,951	1,684,433	25,062,464	17,546,466
Swap contracts (1)	8,441,223	11,896,495	5,137,350	51,210,956	76,686,024	50,276,995
Grand total in 2015	89,801,699	65,687,560	71,504,652	73,700,113	300,694,024
Grand total in 2014	297,183,658	119,210,505	197,292,439	49,360,830		663,047,432

(1)    Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	June 30 - R$ thousand
	2015	2014
Government securities
National treasury notes	3,620,092	123,655
National treasury bills	-	3,707,271
Total	3,620,092	3,830,926

Bradesco     237

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Notes to the Individual Financial Statements

V)  Revenues and expenses, net

	Semesters ended June 30 - R$ thousand
	2015	2014
Swap contracts (1)	97,519	(486,744)
Forward contracts	(399,712)	(148,388)
Option contracts	(45,373)	(7,029)
Futures contracts (1)	(1,421,341)	1,799,790
Total (Note 7g)	(1,768,907)	1,157,629

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Total value of derivative financial instruments, by trading location and counterparties

	June 30 - R$ thousand
	2015	2014
CETIP (over-the-counter)	93,265,846	52,990,714
BM&FBOVESPA (stock exchange)	173,386,935	577,001,732
Overseas (over-the-counter) (1)	16,686,243	16,964,600
Overseas (stock exchange) (1)	17,355,000	16,090,386
Total	300,694,024	663,047,432

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of June 30, 2015, a total of 90.6% of counterparties are corporate entities and 9.4% are financial institutions.

e)     Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

On June 30, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is negative R$(1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$81,071 thousand, amounting to a total net credit risk value of negative R$(1,245,829) thousand, with an effect on the calculation of required shareholders’ equity of negative R$(64,062) thousand.

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(123) thousand. There were no credit events, as defined in the agreements, during the first semester of 2015.

f)      Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

238             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	June 30 - R$ thousand
	2015	2014
DI Future with maturity between 2016 and 2017	20,814,738	20,440,070
Funding indexed to CDI	21,133,663	20,290,694
Mark-to-market adjustment recorded in shareholders’ equity (1)	299,179	(20,725)
Ineffective fair value recorded in profit or loss	4	-

(1)  The adjustment in shareholders’ equity is R$179,507 thousand, net of taxes (R$(12,435) thousand in 2014).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3.082/02.

g)    Income from securities and derivative financial instruments

	Semesters ended June 30 - R$ thousand
	2015	2014
Fixed income securities	11,556,398	10,321,176
Interbank investments (Note 6b)	17,277,837	10,266,103
Equity securities	(244)	449
Subtotal	28,833,991	20,587,728
Income from derivative financial instruments (Note 7d V)	(1,768,907)	1,157,629
Total	27,065,084	21,745,357

8)     INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	Remuneration	June 30 - R$ thousand
		2015	2014
Reserve requirement – demand deposits	not remunerated	4,972,214	5,029,670
Reserve requirement – savings deposits	savings index	21,918,497	16,742,086
Reserve requirement – time deposits	Selic rate	7,931,063	12,261,382
Additional Reserve requirement – savings deposits		4,968,442	8,371,043
Additional Reserve requirement – time deposits		8,203,731	10,628,532
Reserve requirement – SFH	TR + interest rate	634,918	604,050
Total (1)		48,628,865	53,636,763

(1)  For further information regarding the new rules on reserve requirement, see Note 32a.

b)   Revenue from reserve requirement

	Semesters ended June 30 - R$ thousand
	2015	2014
Reserve requirement – Bacen	1,981,932	2,184,471
Reserve requirement – SFH	8,982	16,192
Total	1,990,914	2,200,663

Bradesco     239

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Notes to the Individual Financial Statements

9)     LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	June 30 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total 2015 (A)	% (5)	Total 2014 (A)	% (5)
Discounted trade receivables and loans (1)	18,381,612	13,829,581	8,729,301	15,739,890	16,634,774	50,460,430	123,775,588	35.8	112,538,211	35.4
Financing	2,684,182	2,502,839	2,222,824	6,899,902	14,166,711	74,511,966	102,988,424	29.9	94,641,473	29.8
Agricultural and agribusiness loans	3,268,311	1,028,152	914,545	4,535,184	3,313,773	9,396,988	22,456,953	6.5	23,077,317	7.3
Subtotal	24,334,105	17,360,572	11,866,670	27,174,976	34,115,258	134,369,384	249,220,965	72.2	230,257,001	72.5
Leasing	132	94	84	222	318	318	1,168	-	8,443	-
Advances on foreign exchange contracts (2)	845,154	1,524,558	869,229	2,395,596	2,158,566	2,783	7,795,886	2.3	6,405,816	2.0
Subtotal	25,179,391	18,885,224	12,735,983	29,570,794	36,274,142	134,372,485	257,018,019	74.5	236,671,260	74.5
Other receivables (3)	828,764	607,433	335,144	861,408	1,194,414	1,055,007	4,882,170	1.4	5,208,805	1.6
Total loans	26,008,155	19,492,657	13,071,127	30,432,202	37,468,556	135,427,492	261,900,189	75.9	241,880,065	76.1
Sureties and guarantees (4)	2,620,239	933,195	979,055	6,043,533	9,354,377	60,120,616	80,051,015	23.2	72,279,415	22.8
Loan assignment - real estate receivables certificate	51,776	51,773	51,770	148,996	222,363	747,600	1,274,278	0.4	1,432,065	0.5
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	102,510	102,510	-	111,358	-
Loans available for import (4)	73,957	62,755	41,862	76,263	16,877	4,511	276,225	0.1	380,262	0.1
Confirmed exports loans (4)	1,140	2,742	-	43,144	1,551	22,042	70,619	-	22,135	-
Acquisition of credit card receivables	341,945	152,500	108,630	282,653	320,053	77,385	1,283,166	0.4	1,385,558	0.4
Grand total in 2015	29,097,212	20,695,622	14,252,444	37,026,791	47,383,777	196,502,156	344,958,002	100.0
Grand total in 2014	25,415,385	18,429,245	14,422,476	35,458,888	40,336,993	183,427,871			317,490,858	100.0

240             Economic and Financial Analysis Report – June 2015

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

	June 30 – R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2015 (B)	% (5)	Total in 2014 (B)	% (5)
Discounted trade receivables and loans (1)	1,182,282	844,151	665,037	1,587,601	1,549,230	5,828,301	87.5	4,918,410	90.5
Financing	127,929	109,279	59,360	109,330	148,249	554,147	8.3	374,948	6.9
Agricultural and agribusiness loans	18,751	21,401	27,612	35,450	47,030	150,244	2.3	86,061	1.6
Subtotal	1,328,962	974,831	752,009	1,732,381	1,744,509	6,532,692	98.1	5,379,419	99.0
Leasing	52	38	29	31	36	186	-	3,282	0.1
Advances on foreign exchange contracts (2)	6,621	9,631	14,524	8,789	-	39,565	0.6	8,566	0.2
Subtotal	1,335,635	984,500	766,562	1,741,201	1,744,545	6,572,443	98.7	5,391,267	99.3
Other receivables (3)	20,554	16,458	7,916	37,646	6,687	89,261	1.3	39,774	0.7
Grand total in 2015	1,356,189	1,000,958	774,478	1,778,847	1,751,232	6,661,704	100.0
Grand total in 2014	950,877	895,971	741,616	1,461,325	1,381,252			5,431,041	100.0

	June 30 – R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (C)	% (5)	Total in 2014 (C)	% (5)
Discounted trade receivables and loans (1)	732,391	581,477	518,318	1,203,323	1,769,600	3,867,619	8,672,728	71.7	7,801,415	74.9
Financing	118,998	108,882	110,285	305,644	519,939	1,987,085	3,150,833	26.0	2,428,000	23.3
Agricultural and agribusiness loans	3,247	1,073	2,437	12,166	36,038	217,162	272,123	2.2	177,781	1.7
Subtotal	854,636	691,432	631,040	1,521,133	2,325,577	6,071,866	12,095,684	99.9	10,407,196	99.9
Leasing	47	41	38	111	171	188	596	-	2,972	-
Subtotal	854,683	691,473	631,078	1,521,244	2,325,748	6,072,054	12,096,280	99.9	10,410,168	99.9
Other receivables (3)	349	349	268	754	1,284	3,527	6,531	0.1	6,496	0.1
Grand total in 2015	855,032	691,822	631,346	1,521,998	2,327,032	6,075,581	12,102,811	100.0
Grand total in 2014	680,329	592,526	529,461	1,291,928	1,975,566	5,346,854			10,416,664	100.0

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Notes to the Individual Financial Statements

	June 30 - R$ thousand
	Grand total
	Total in 2015 (A+B+C)	% (5)	Total in 2014 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	138,276,617	37.9	125,258,036	37.7
Financing	106,693,404	29.3	97,444,421	29.2
Agricultural and agribusiness loans	22,879,320	6.3	23,341,159	7.0
Subtotal	267,849,341	73.5	246,043,616	73.9
Leasing	1,950	-	14,697	-
Advances on foreign exchange contracts (2) (Note 10a)	7,835,451	2.2	6,414,382	1.9
Subtotal	275,686,742	75.7	252,472,695	75.8
Other receivables (3)	4,977,962	1.4	5,255,075	1.6
Total loans	280,664,704	77.1	257,727,770	77.4
Sureties and guarantees (4)	80,051,015	22.0	72,279,415	21.7
Loan assignment - real estate receivables certificate	1,274,278	0.4	1,432,065	0.4
Co-obligation from assignment of rural loan (4)	102,510	-	111,358	-
Loans available for import (4)	276,225	0.1	380,262	0.1
Confirmed exports loans (4)	70,619	-	22,135	-
Acquisition of credit card receivables	1,283,166	0.4	1,385,558	0.4
Grand total in 2015	363,722,517	100.0
Grand total in 2014			333,338,563	100.0

(1)  Including credit card loans and advances on credit card receivables of R$8,792,126 thousand (R$10,808,422 thousand in 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$2,586,290 thousand (R$2,386,952 thousand in 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Individual Financial Statements

b) By type and levels of risk

LOANS	June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Discounted trade receivables and loans	27,387,322	56,251,964	9,068,167	26,662,223	4,889,428	2,454,293	2,706,657	1,368,193	7,488,370	138,276,617	49.2	125,258,036	48.6
Financing	33,892,348	24,147,780	38,247,093	7,537,478	794,491	357,437	261,316	211,212	1,244,249	106,693,404	38.0	97,444,421	37.8
Agricultural and agribusiness loans	3,035,150	3,097,761	9,175,193	6,746,579	323,961	347,153	31,118	21,422	100,983	22,879,320	8.2	23,341,159	9.1
Subtotal	64,314,820	83,497,505	56,490,453	40,946,280	6,007,880	3,158,883	2,999,091	1,600,827	8,833,602	267,849,341	95.4	246,043,616	95.5
Leasing	-	125	49	319	359	157	204	112	625	1,950	-	14,697	-
Advances on foreign exchange contracts (2)	3,884,227	2,194,507	813,711	807,502	69,023	40,690	-	18,284	7,507	7,835,451	2.8	6,414,382	2.5
Subtotal	68,199,047	85,692,137	57,304,213	41,754,101	6,077,262	3,199,730	2,999,295	1,619,223	8,841,734	275,686,742	98.2	252,472,695	98.0
Other receivables	51,433	4,579,190	64,477	97,145	38,937	11,101	5,860	5,447	124,372	4,977,962	1.8	5,255,075	2.0
Grand total in 2015	68,250,480	90,271,327	57,368,690	41,851,246	6,116,199	3,210,831	3,005,155	1,624,670	8,966,106	280,664,704	100.0
%	24.3	32.2	20.4	14.9	2.2	1.1	1.1	0.6	3.2	100.0
Grand total in 2014	55,601,068	86,842,860	57,126,297	38,282,978	5,112,542	3,470,030	2,251,736	1,437,018	7,603,241			257,727,770
%	21.6	33.7	22.2	14.8	2.0	1.3	0.9	0.6	2.9				100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 10a.

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Notes to the Individual Financial Statements

c)     Maturity ranges and levels of risk

	June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	-	-	1,025,451	2,562,527	2,118,694	1,114,036	859,132	795,369	3,627,602	12,102,811	100.0	10,416,664	100.0
1 to 30	-	-	121,737	206,822	115,149	80,056	51,197	50,596	229,475	855,032	7.1	680,329	6.5
31 to 60	-	-	106,676	177,862	97,992	50,372	44,384	39,504	175,032	691,822	5.7	592,526	5.7
61 to 90	-	-	79,582	155,661	90,397	49,000	42,346	37,646	176,714	631,346	5.2	529,461	5.1
91 to 180	-	-	149,266	322,411	245,751	130,928	112,515	99,573	461,554	1,521,998	12.6	1,291,928	12.4
181 to 360	-	-	157,122	534,752	387,492	201,905	173,517	163,691	708,553	2,327,032	19.2	1,975,566	19.0
More than 360	-	-	411,068	1,165,019	1,181,913	601,775	435,173	404,359	1,876,274	6,075,581	50.2	5,346,854	51.3
Past-due installments (2)	-	-	199,809	759,185	756,233	521,644	621,493	497,613	3,305,727	6,661,704	100.0	5,431,041	100.0
1 to 14	-	-	13,841	80,049	54,829	21,399	130,358	13,799	248,707	562,982	8.5	396,238	7.3
15 to 30	-	-	180,488	292,360	133,106	37,984	25,910	23,679	99,680	793,207	11.9	554,639	10.2
31 to 60	-	-	5,480	375,896	214,028	90,706	55,878	41,390	217,580	1,000,958	15.0	895,971	16.5
61 to 90	-	-	-	8,721	329,343	131,201	79,919	54,216	171,078	774,478	11.6	741,616	13.7
91 to 180	-	-	-	2,159	24,927	232,872	317,464	346,330	855,095	1,778,847	26.6	1,461,325	26.9
181 to 360	-	-	-	-	-	7,482	11,964	18,199	1,596,189	1,633,834	24.6	1,325,142	24.4
More than 360	-	-	-	-	-	-	-	-	117,398	117,398	1.8	56,110	1.0
Subtotal	-	-	1,225,260	3,321,712	2,874,927	1,635,680	1,480,625	1,292,982	6,933,329	18,764,515		15,847,705
Specific provision	-	-	12,253	99,652	287,492	490,704	740,313	905,087	6,933,329	9,468,830		7,967,235

(1)     Percentage of maturities by type of installment; and

(2)     For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

244             Economic and Financial Analysis Report – June 2015

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

	June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	68,250,480	90,271,327	56,143,430	38,529,534	3,241,272	1,575,151	1,524,530	331,688	2,032,777	261,900,189	100.0	241,880,065	100.0
1 to 30	5,101,945	11,475,647	2,925,217	5,534,500	323,786	319,151	80,779	31,658	215,472	26,008,155	9.9	22,873,073	9.5
31 to 60	3,536,556	7,467,113	2,285,499	5,611,369	305,962	63,123	41,190	30,457	151,388	19,492,657	7.4	17,336,052	7.2
61 to 90	2,977,700	5,059,646	1,789,669	2,793,804	146,003	154,121	27,132	16,610	106,442	13,071,127	5.0	13,114,319	5.4
91 to 180	7,767,131	10,140,086	4,882,562	5,925,184	317,990	148,723	954,784	42,944	252,798	30,432,202	11.6	30,716,472	12.7
181 to 360	9,757,898	14,446,650	6,466,914	5,670,144	480,204	171,991	90,255	51,193	333,307	37,468,556	14.3	33,277,778	13.8
More than 360	39,109,250	41,682,185	37,793,569	12,994,533	1,667,327	718,042	330,390	158,826	973,370	135,427,492	51.8	124,562,371	51.4
Generic provision	-	451,357	561,434	1,155,886	324,127	472,545	762,265	232,181	2,032,777	5,992,572		5,474,014
Grand Total in 2015 (2)	68,250,480	90,271,327	57,368,690	41,851,246	6,116,199	3,210,831	3,005,155	1,624,670	8,966,106	280,664,704
Existing provision	-	496,599	630,473	1,877,750	1,746,068	1,602,870	1,898,357	1,622,599	8,966,106	18,840,822
Minimum required provision	-	451,357	573,687	1,255,538	611,619	963,249	1,502,578	1,137,268	8,966,106	15,461,402
Excess provision (3)	-	45,242	56,786	622,212	1,134,449	639,621	395,779	485,331	-	3,379,420
Grand Total in 2014 (2)	55,601,068	86,842,860	57,126,297	38,282,978	5,112,542	3,470,030	2,251,736	1,437,018	7,603,241			257,727,770
Existing provision	-	494,461	651,545	2,122,698	1,447,667	1,533,439	1,569,204	1,435,757	7,603,241			16,858,012
Minimum required provision	-	434,214	571,262	1,148,489	511,254	1,041,010	1,125,867	1,005,912	7,603,241			13,441,249
Excess provision (3)	-	60,247	80,283	974,209	936,413	492,429	443,337	429,845	-			3,416,763

(1)     Percentage of maturities by type of installment;

(2)     The grand total includes loans not past due of R$261,900,189 thousand (R$241,880,065 thousand in 2014) and loans past due of R$18,764,515 thousand (R$15,847,705 thousand in 2014); and

(3)     On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and  totals R$509,785 thousand (R$332,661 thousand in 2014) (Note 19b).

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Notes to the Individual Financial Statements

d)    Concentration of loans

	June 30 - R$ thousand
	2015	% (1)	2014	% (1)
Largest borrower	10,411,649	3.7	6,126,977	2.4
10 largest borrowers	30,260,276	10.8	20,951,624	8.1
20 largest borrowers	43,737,373	15.6	29,867,533	11.6
50 largest borrowers	61,369,643	21.9	43,731,517	17.0
100 largest borrowers	74,857,043	26.7	55,315,421	21.5

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	June 30 - R$ thousand
	2015	%	2014	%
Public sector	10,425,923	3.7	6,156,893	2.4
Federal government	10,411,649	3.7	6,126,977	2.4
Petrochemical	10,411,649	3.7	6,126,977	2.4
State government	14,274	-	29,916	-
Production and distribution of electricity	14,274	-	29,916	-
Private sector	270,238,781	96.3	251,570,877	97.6
Manufacturing	55,526,113	19.8	52,002,754	20.2
Food products and beverages	12,674,680	4.5	13,529,320	5.3
Steel, metallurgy and mechanics	9,671,081	3.5	9,517,991	3.7
Light and heavy vehicles	6,019,122	2.1	4,371,059	1.7
Pulp and paper	4,082,060	1.5	3,971,636	1.6
Chemical	3,608,616	1.3	3,295,310	1.3
Textiles and apparel	2,833,602	1.0	2,935,297	1.1
Rubber and plastic articles	2,401,982	0.9	2,380,653	0.9
Furniture and wood products	1,951,021	0.7	2,076,463	0.8
Automotive parts and accessories	1,987,961	0.7	1,872,164	0.7
Non-metallic materials	1,781,148	0.6	1,845,794	0.7
Oil refining and production of alcohol	1,675,070	0.6	1,636,351	0.6
Extraction of metallic and non-metallic ores	2,199,292	0.8	1,051,999	0.4
Electric and electronic products	1,110,785	0.4	1,038,992	0.4
Leather articles	772,227	0.3	721,501	0.3
Publishing, printing and reproduction	411,280	0.1	409,367	0.2
Other industries	2,346,186	0.8	1,348,857	0.5
Commerce	37,712,787	13.4	39,108,510	15.2
Merchandise in specialty stores	7,303,782	2.6	7,575,840	2.9
Food products, beverages and tobacco	4,491,466	1.6	4,342,435	1.7
Non-specialized retailer	4,942,798	1.7	4,705,369	1.8
Waste and scrap	3,328,083	1.2	3,388,388	1.3
Automobile	3,011,147	1.1	3,454,347	1.4
Motor vehicle repairs, parts and accessories	2,670,541	0.9	2,864,644	1.1
Clothing and footwear	2,543,451	0.9	2,732,188	1.1
Agricultural products	2,519,568	0.9	2,167,325	0.9
Grooming and household articles	1,884,335	0.7	1,995,724	0.8
Fuel	1,800,641	0.6	1,853,253	0.7

246             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

	June 30 - R$ thousand
	2015	%	2014	%
Trading intermediary	848,724	0.3	837,046	0.3
Wholesale of goods in general	809,643	0.3	1,081,680	0.4
Other commerce	1,558,608	0.6	2,110,271	0.8
Financial intermediaries	2,597,376	0.9	3,548,933	1.4
Services	84,978,766	30.3	76,567,152	29.7
Civil construction	22,174,763	7.9	22,508,478	8.7
Transportation and storage	15,945,397	5.7	16,247,958	6.3
Real estate activities, rentals and corporate services	10,461,546	3.7	9,560,040	3.7
Holding companies, legal, accounting and business advisory services	6,347,784	2.3	5,281,686	2.0
Production and distribution of electric power, gas and water	4,628,183	1.6	3,769,855	1.5
Clubs, leisure, cultural and sport activities	5,065,910	1.8	3,747,363	1.5
Social services, education, health, defense and social security	2,685,952	1.0	2,548,815	1.0
Hotels and catering	2,678,477	1.0	2,607,535	1.0
Telecommunications	685,940	0.2	356,905	0.1
Other services	14,304,814	5.1	9,938,517	3.9
Agriculture, cattle raising, fishing, forestry and timber industry	3,231,919	1.2	3,423,683	1.3
Individuals	86,191,820	30.7	76,919,845	29.8
Total	280,664,704	100.0	257,727,770	100.0

247             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2015 YTD (2)	% 2014 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	68,250,480	68,250,480	24.3	24.3	21.6
A	-	-	-	90,271,327	90,271,327	32.2	56.5	55.3
B	199,809	1,025,451	1,225,260	56,143,430	57,368,690	20.4	76.9	77.5
C	759,185	2,562,527	3,321,712	38,529,534	41,851,246	14.9	91.8	92.3
Subtotal	958,994	3,587,978	4,546,972	253,194,771	257,741,743	91.8
D	756,233	2,118,694	2,874,927	3,241,272	6,116,199	2.2	94.0	94.3
E	521,644	1,114,036	1,635,680	1,575,151	3,210,831	1.1	95.1	95.6
F	621,493	859,132	1,480,625	1,524,530	3,005,155	1.1	96.2	96.5
G	497,613	795,369	1,292,982	331,688	1,624,670	0.6	96.8	97.1
H	3,305,727	3,627,602	6,933,329	2,032,777	8,966,106	3.2	100.0	100.0
Subtotal	5,702,710	8,514,833	14,217,543	8,705,418	22,922,961	8.2
Grand total in 2015	6,661,704	12,102,811	18,764,515	261,900,189	280,664,704	100.0
%	2.4	4.3	6.7	93.3	100.0
Grand total in 2014	5,431,041	10,416,664	15,847,705	241,880,065	257,727,770
%	2.1	4.0	6.1	93.9	100.0

(1)     Percentage of level of risk in relation to the total portfolio; and

(2)     Cumulative percentage of level of risk on total portfolio.

Bradesco     248

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Notes to the Individual Financial Statements

June 30 - R$ thousand
Provision
Minimum required							Excess (2)	Existing	% 2015 (1)	% 2014 (1)
Level of risk	% Minimum provisioning required	Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	451,357	451,357	45,242	496,599	0.6	0.6
B	1.0	1,998	10,255	12,253	561,434	573,687	56,786	630,473	1.1	1.1
C	3.0	22,776	76,876	99,652	1,155,886	1,255,538	622,212	1,877,750	4.5	5.5
Subtotal		24,774	87,131	111,905	2,168,677	2,280,582	724,240	3,004,822	1.2	1.4
D	10.0	75,623	211,869	287,492	324,127	611,619	1,134,449	1,746,068	28.5	28.3
E	30.0	156,493	334,211	490,704	472,545	963,249	639,621	1,602,870	49.9	44.2
F	50.0	310,747	429,566	740,313	762,265	1,502,578	395,779	1,898,357	63.2	69.7
G	70.0	348,329	556,758	905,087	232,181	1,137,268	485,331	1,622,599	99.9	99.9
H	100.0	3,305,727	3,627,602	6,933,329	2,032,777	8,966,106	-	8,966,106	100.0	100.0
Subtotal		4,196,919	5,160,006	9,356,925	3,823,895	13,180,820	2,655,180	15,836,000	69.1	68.4
Grand total in 2015		4,221,693	5,247,137	9,468,830	5,992,572	15,461,402	3,379,420	18,840,822	6.7
%		22.4	27.9	50.3	31.8	82.1	17.9	100.0
Grand total in 2014		3,361,352	4,605,883	7,967,235	5,474,014	13,441,249	3,416,763	16,858,012		6.5
%		19.9	27.3	47.2	32.5	79.7	20.3	100.0

(1)     Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)     On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$509,785 thousand (R$332,661 thousand in 2014) (Note 19b).

249             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

g)  Changes in allowance for loan losses

	Semesters ended June 30 - R$ thousand
	2015	2014
Opening balance	18,356,047	16,621,452
- Specific provision (1)	8,950,587	7,572,259
- Generic provision (2)	5,935,511	5,565,620
- Excess provision (3)	3,469,949	3,483,573
Additions (Note 10h-1)	6,046,095	5,100,788
Net write-offs	(5,561,320)	(4,864,228)
Closing balance	18,840,822	16,858,012
- Specific provision (1)	9,468,830	7,967,235
- Generic provision (2)	5,992,572	5,474,014
- Excess provision (3) (4)	3,379,420	3,416,763

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution No. 2.682/99. The excess provision per customer was classified according to the level of risk in Note 9f; and

(4)  On June 30, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$509,785 thousand (2014 – R$332,661 thousand) (Note 19b).

h)    Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	Semesters ended June 30 - R$ thousand
	2015	2014
Amount recorded (1)	6,046,095	5,100,788
Amount recovered (2)	(1,410,473)	(1,280,209)
Allowance for Loan Losses expense net of amounts recovered	4,635,622	3,820,579

(1)  On June 30, 2015 includes provisioning of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$89,482 thousand (2015 – R$4,005 thousand); and

(2)  Classified in income from loans (Note 9j).

i)      Changes in the renegotiated portfolio

	Semesters ended June 30 - R$ thousand
	2015	2014
Opening balance	9,548,703	8,983,189
Amount renegotiated	5,293,967	4,003,684
Amount received	(2,810,177)	(2,103,828)
Write-offs	(1,815,723)	(1,864,224)
Closing balance	10,216,770	9,018,821
Allowance for loan losses	6,311,535	5,780,915
Percentage on renegotiated portfolio	61.8%	64.1%

Bradesco     250

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Notes to the Individual Financial Statements

j)   Income from loans and leasing

	Semesters ended June 30 - R$ thousand
	2015	2014
Discounted trade receivables and loans	17,102,222	14,775,221
Financing	5,355,261	4,356,707
Agricultural and agribusiness loans	726,173	560,573
Subtotal	23,183,656	19,692,501
Recovery of credits charged-off as losses	1,410,473	1,280,209
Subtotal	24,594,129	20,972,710
Leasing, net of expenses	2,500	4,042
Total	24,596,629	20,976,752

k)   Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 9b):

	June 30 - R$ thousand
	2015	2014
Financial leases receivable	2,078	9,798
Income to be appropriated for financial leases receivable	(1,956)	(8,639)
Financial leased assets + losses in leases (net)	186,333	580,868
Accrued depreciation on asset financial leases:	(89,580)	(230,219)
- Accumulated depreciation	(186,333)	(579,098)
- Difference in depreciation	96,753	348,879
Anticipated guaranteed residual value (Note 19b)	(94,925)	(337,111)
Total of the present value	1,950	14,697

10)  OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	June 30 - R$ thousand
	2015	2014
Assets - other receivables
Exchange purchases pending settlement	12,307,567	8,524,138
Term foreign exchange transactions and documents in foreign currencies	-	5,750
Exchange sale receivables	4,316,796	3,221,577
(-) Advances in domestic currency received	(452,988)	(333,852)
Income receivable on advances granted	74,134	58,497
Total	16,245,509	11,476,110
Liabilities - other liabilities
Exchange sales pending settlement	4,361,632	3,200,750
Exchange purchase payables	11,611,070	8,759,386
(-) Advances on foreign exchange contracts	(7,835,451)	(6,414,382)
Other	4,737	5,901
Total	8,141,988	5,551,655
Net foreign exchange portfolio	8,103,521	5,924,455
Off-balance-sheet accounts:
Loans available for import	276,225	380,262
Confirmed exports loans	70,619	22,135

251             Economic and Financial Analysis Report – June 2015

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Semesters ended June 30 - R$ thousand
	2015	2014
Foreign exchange income	1,251,405	65,593
Adjustments:
Income on foreign currency financing (1)	121,377	20,179
Income on export financing (1)	685,895	441,327
Income on foreign investments (2)	26,940	108
Expenses of liabilities with foreign bankers (3) (Note 16c)	(769,810)	27,625
Funding expenses (4)	(424,604)	(298,936)
Other	(408,682)	151,360
Total adjustments	(768,884)	341,663
Adjusted foreign exchange income	482,521	407,256

(1)   Recognized in “Income from loans”;

(2)   Recognized in “Income from security transactions”;

(3)   Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)   Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	June 30 - R$ thousand
	2015	2014
Deferred tax assets (Note 31c)	27,373,527	19,799,322
Credit card operations	3,869,456	3,772,510
Debtors for escrow deposits	3,689,554	3,698,914
Trade and credit receivables (1)	2,420,140	2,950,072
Prepaid taxes	2,366,923	2,176,253
Other debtors	1,230,243	806,829
Payments to be reimbursed	265,672	471,932
Receivables from sale of assets	63,198	51,104
Other	268,173	175,420
Total	41,546,886	33,902,356

(1)    Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

Bradesco     252

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Notes to the Individual Financial Statements

11)  OTHER ASSETS

a)   Foreclosed assets/other

	June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
Real estate	918,933	(132,394)	786,539	543,209
Vehicles and similar	207,665	(122,960)	84,705	70,487
Goods subject to special conditions	157,096	(157,096)	-	-
Inventories/warehouse	20,299	-	20,299	32,071
Machinery and equipment	1,686	(393)	1,293	1,266
Other	320	(125)	195	176
Grand total in 2015	1,305,999	(412,968)	893,031
Grand total in 2014	908,970	(261,761)		647,209

b)   Prepaid expenses

	June 30 - R$ thousand
	2015	2014
Commission on the placement of loans and financing (1)	176,832	143,370
Advertising and marketing expenses (2)	104,403	65,637
Contract for the provision of banking services	70,158	83,300
Other	175,884	151,745
Total	527,277	444,052

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans; and

(2)  Prepaid expenses of future advertising and marketing campaigns on media.

253             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

12)  INVESTMENTS

a)     The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Affiliates and Subsidiary”, and correspond in the first semester of 2015 to R$12,484,390 thousand (R$5,106,998 thousand in the first semester of 2014).

Companies	R$ thousand
	Capital Stock	Adjusted Shareholders’ Equity	Number of shares/quotas held (in thousands)			Direct Participation in Capital Stock	Equity interest consolidated on capital stock	Adjusted income	Book Value	Equity accounting adjustments (2)
			Common	Preferred	Quotas				June 30, 2015	1st semester of 2015	1st semester of 2014
A) Financial Sector									87,628,923	10,016,374	3,002,488
Banco Alvorada S.A. (1)	11,176,393	17,740,277	209	-	-	99.99%	99.99%	1,162,214	17,740,192	1,162,202	947,831
Banco Bradesco BBI S.A. (1) (3)	4,537,929	6,785,778	4,649,714	-	-	98.35%	99.79%	444,985	6,674,094	437,661	338,825
Banco Boavista Interatlântico S.A (1)	1,350,000	2,305,626	2,569,275	-	-	100.00%	100.00%	34,401	2,305,626	34,401	71,655
Banco Bradesco Argentina S.A. (1)	94,462	174,915	94,549	-	-	100.00%	100.00%	10,668	174,915	10,668	17,532
Banco Bradesco Europa S.A. (1)	832,582	1,312,926	4	-	-	99.97%	100.00%	11,073	1,312,570	11,070	21,379
Banco Bradesco Financiamentos S.A. (1) (4)	7,010,000	9,887,926	24,730,835	-	-	100.00%	100.00%	655,724	9,887,926	655,724	977,477
Bradesco Administradora de Consórcios Ltda. (1)	1,300,000	2,700,193	-	-	1,299,999	100.00%	100.00%	385,725	2,700,193	385,725	289,381
Bradesco Leasing S.A. Arrendamento Mercantil (1)	2,290,000	3,041,438	23	-	-	100.00%	100.00%	84,913	3,041,438	84,913	181,464
Banco Bradesco Cartões S.A. (1)	38,049,468	43,589,609	1,151,883	1,151,883	-	100.00%	100.00%	1,124,927	43,589,609	1,124,927	1,547,320
Bradport – S.G.P.S. Sociedade Unipessoal Lda. (1)	1,007,632	8,059	1	-	-	100.00%	100.00%	(37)	8,059	(37)	39,876
Banco Bankpar S.A. (1) (5)	-	-	-	-	-	-	-	-	-	-	(7,850)
Banco Bradesco BERJ S.A.(1) (6)	-	-	-	-	-	-	-	-	-	-	202,079
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (1) (7)	-	-	-	-	-	-	-	-	-	-	9,932
Foreign exchange gain/loss of branches abroad and other financial companies (1)	-	-	-	-	-	-	-	-	194,301	6,109,120	(1,634,413)
B) Insurance Industry and Pension									21,577,400	2,426,435	2,050,187
Bradseg Participações S.A. (1)	11,200,000	22,225,953	7,456,226	-	-	97.08%	100.00%	2,499,366	21,577,400	2,426,435	2,050,187
C) Other activities									1,625,197	41,581	54,323
Serel Participações em Imóveis S.A. (1)	320,000	1,763,416	7,074	-	-	48.98%	100.00%	69,954	850,312	34,266	29,409
Other subsidiaries	-	-	-	-	-	-	-	-	774,885	7,315	24,914
Total									110,831,520	12,484,390	5,106,998

(1)    Data related to June 30, 2015;

(2)    The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(3)    In December 2014, the consolidated participation was increased to 99.79%;

(4)    Reduction of capital on March 31, 2015, to the sum of R$15,000,000 thousand;

(5)    Company incorporated by Banco Bradesco Cartões S.A. in June 2014;

(6)    From February 2014, this company only had indirect participation; and

(7)    Company incorporated by Banco Bradesco BERJ S.A. in April 2014.

Bradesco     254

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Notes to the Individual Financial Statements

b)    Composition of investments in the financial statements

	June 30 - R$ thousand
	2015	2014
Tax incentives	28,339	28,339
Other investments	22,905	19,524
Provision for:
Tax incentives	(28,339)	(28,339)
Other investments	(15,010)	(15,010)
Grand total	7,895	4,514

13)  PREMISES AND EQUIPMENT AND LEASED ASSETS

	June 30 - R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2015	2014
Property and equipment:
- Buildings	4%	14,645	(2,058)	12,587	24,862
- Land	-	2,769	-	2,769	15,150
Facilities, furniture and equipment in use	10%	3,558,877	(1,877,884)	1,680,993	1,660,749
Security and communication systems	10%	218,890	(159,004)	59,886	53,218
Data processing systems	20 to 50%	2,766,910	(1,994,797)	772,113	755,181
Transportation systems	20%	87,268	(42,984)	44,284	20,824
Subtotal		6,649,359	(4,076,727)	2,572,632	2,529,984
Leased fixed assets		186,332	(89,579)	96,753	350,649
Grand total in 2015		6,835,691	(4,166,306)	2,669,385
Grand total in 2014		7,194,314	(4,313,681)		2,880,633

255             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

14)  INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	Amortization rate (1)	June 30 - R$ thousand
		Cost	Amortization	Cost net of amortization
				2015	2014
Acquisition of banking services rights	Contract (3)	4,128,192	(2,537,868)	1,590,324	2,162,985
Software (2)	20% to 50%	4,398,244	(2,036,949)	2,361,295	2,390,696
Other (4)	Contract	618,696	(369,239)	249,457	390,988
Grand total in 2015		9,145,132	(4,944,056)	4,201,076
Grand total in 2014		8,378,660	(3,433,991)		4,944,669

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Based on the pay-back of each agreement; and

(4)  It refers to the sponsorship program for the 2016 Olympic Games.

b)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking rights	Software	Other	Total
Balance on December 31, 2014	1,940,367	2,308,427	332,609	4,581,403
Additions / (reductions)	53,044	388,649	-	441,693
Amortization for the period	(403,087)	(335,781)	(83,152)	(822,020)
Balance on June 30, 2015	1,590,324	2,361,295	249,457	4,201,076
Balance on June 30, 2014	2,162,985	2,390,696	390,988	4,944,669

15)  DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Demand deposits (1)	25,380,397	-	-	-	25,380,397	36,148,487
Savings deposits (1)	91,008,482	-	-	-	91,008,482	84,318,918
Interbank deposits	10,491,146	26,038,981	42,531,564	876,686	79,938,377	98,969,095
Time deposits (2)	16,150,440	15,089,096	8,189,719	39,601,580	79,030,835	92,231,255
Grand total in 2015	143,030,465	41,128,077	50,721,283	40,478,266	275,358,091
%	51.9	14.9	18.4	14.8	100.0
Grand total in 2014	135,567,239	73,930,495	9,413,425	92,756,596		311,667,755
%	43.5	23.7	3.0	29.8		100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

Bradesco     256

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Notes to the Individual Financial Statements

b)   Securities sold under agreements to repurchase

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Own portfolio	60,066,779	36,566,533	20,808,127	19,218,406	136,659,845	147,405,237
Government securities	52,075,838	193,720	22,095	2,168	52,293,821	67,123,354
Debentures of own issuance	2,282,887	36,372,813	20,786,032	18,390,660	77,832,392	77,608,724
Foreign	5,708,054	-	-	825,578	6,533,632	2,673,159
Third-party portfolio (1)	171,524,772	14,995,331	4,442,576	-	190,962,679	143,710,446
Unrestricted portfolio (1)	449,283	1,614,537	69,160	322,932	2,455,912	1,826,922
Grand total in 2015	232,040,834	53,176,401	25,319,863	19,541,338	330,078,436
%	70.3	16.1	7.7	5.9	100.0
Grand total in 2014	199,758,065	49,150,025	16,753,859	27,280,656		292,942,605
%	68.2	16.8	5.7	9.3		100.0

(1) Represented by government securities.

c)   Funds from issuance of securities

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities - Brazil:
• Mortgage bonds	44,918	153,717	-	-	198,635	564,918
• Letters of credit for real estate	1,211,273	2,344,472	7,225,310	6,643,371	17,424,426	9,065,777
• Letters of credit for agribusiness	2,537,582	2,793,082	1,284,006	2,038,228	8,652,898	3,857,256
• Financial bills	1,160,964	9,741,283	12,055,923	44,785,009	67,743,179	54,801,710
Subtotal	4,954,737	15,032,554	20,565,239	53,466,608	94,019,138	68,289,661
Securities - Overseas:
• MTN Program Issues (1)	104,303	1,106,889	1,686,903	2,768,511	5,666,606	5,659,646
• Securitization of future flow of money orders received from overseas (Note 16d)	5,604	463,290	463,291	1,513,193	2,445,378	2,422,173
Subtotal	109,907	1,570,179	2,150,194	4,281,704	8,111,984	8,081,819
Structured operations certificates	3,710	124,729	123,497	151,985	403,921	210,161
Grand total in 2015	5,068,354	16,727,462	22,838,930	57,900,297	102,535,043
%	4.9	16.3	22.3	56.5	100.0
Grand total in 2014	1,112,246	7,646,273	28,153,388	39,669,734		76,581,641
%	1.5	10.0	36.8	51.7		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

d)   Since 2003, Bradesco has been party to certain agreements to optimize its funding and liquidity management activities by using an SPE - Special Purpose Entity. This SPE, known as International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows from underlying assets which primarily include flows from current payment orders and future remittances made by individuals and companies located overseas to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

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Notes to the Individual Financial Statements

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by the SPE:

	June 30 - R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2015	2014
	12.20.2007	354,260	11.20.2014	-	22,015
Securitization of future flow of payment orders received Overseas	12.17.2009	133,673	11.20.2014	-	13,685
	03.06.2008	836,000	05.22.2017	542,188	604,891
	12.19.2008	1,168,500	02.20.2019	1,084,149	989,573
	12.17.2009	133,673	02.20.2017	72,911	86,303
	12.17.2009	89,115	02.20.2020	98,996	85,900
	08.20.2010	307,948	08.21.2017	216,474	230,557
	09.29.2010	170,530	08.21.2017	123,722	131,771
	11.16.2011	88,860	11.20.2018	100,471	97,526
	11.16.2011	133,290	11.22.2021	206,467	159,952
Total		3,415,849		2,445,378	2,422,173

e)  Cost for market funding

	Semesters ended June 30 - R$ thousand
	2015	2014
Savings deposits	3,063,380	2,573,812
Time deposits	4,631,042	4,805,457
Securities sold under agreements to repurchase	17,701,886	12,733,534
Funds from issuance of securities	5,868,106	3,356,812
Other funding expenses	5,070,976	6,151,333
Total	36,335,390	29,620,948

16)  BORROWING AND ON-LENDING

a)    Borrowing

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Overseas	2,630,670	7,831,212	5,150,631	3,313,934	18,926,447	12,882,470
Grand total in 2015	2,630,670	7,831,212	5,150,631	3,313,934	18,926,447
%	13.9	41.4	27.2	17.5	100.0
Grand total in 2014	2,475,124	5,905,041	3,703,030	799,275		12,882,470
%	19.2	45.8	28.7	6.3		100.0

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Notes to the Individual Financial Statements

b)    On-lending

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil	1,443,299	5,406,528	6,252,754	26,016,427	39,119,008	40,015,919
- National treasury	30,931	-	-	-	30,931	1,109
- BNDES	616,882	1,689,691	2,237,221	6,955,178	11,498,972	11,386,013
- CEF	1,008	4,733	5,679	2,840	14,260	29,903
- FINAME	794,478	3,712,104	4,009,542	19,058,409	27,574,533	28,598,522
- Other institutions	-	-	312	-	312	372
Overseas	34,455	1,395,855	263,377	-	1,693,687	225,074
Grand total in 2015	1,477,754	6,802,383	6,516,131	26,016,427	40,812,695
%	3.6	16.7	16.0	63.7	100.0
Grand total in 2014	1,141,745	5,001,172	5,861,831	28,236,245		40,240,993
%	2.8	12.4	14.6	70.2		100.0

c)    Borrowing and on-lending expenses

	Semesters ended June 30 - R$ thousand
	2015	2014
Borrowing:
- In Brazil	51	2,173
- Overseas	89,865	55,755
Subtotal borrowing	89,916	57,928
On-lending in Brazil:
- National treasury	1,927	249
- BNDES	373,765	345,862
- CEF	763	1,122
- FINAME	390,050	340,605
- Other institutions	9	13
On-lending overseas:
- Payables to foreign bankers (Note 10a)	769,810	(27,625)
- Other expenses with foreign on-lending	8,707,436	(2,339,479)
Subtotal on-lending	10,243,760	(1,679,253)
Total	10,333,676	(1,621,325)

17)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2.445/88 and No. 2.449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

259             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

b)   Provisions classified as probable losses and legal obligations - tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

Bradesco     260

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Notes to the Individual Financial Statements

             III -   Legal obligations – provision for tax risks

The Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        IRPJ/CSLL on losses of credits – R$1,335,927 thousand (R$1,311,307 in 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9.430/96 that only apply to temporary losses;

-        PIS – EC 17/97 – R$202,341 thousand: for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-        PIS – R$318,994 thousand (R$307,458 thousand in 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4.506/64), which excludes interest income; and

-        Pension Contributions - R$948,436 thousand: official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	June 30 - R$ thousand
	2015	2014
Labor claims	2,411,552	2,127,695
Civil claims	2,710,302	2,602,814
Subtotal (1)	5,121,854	4,730,509
Provision for tax risks (2)	2,843,676	2,137,324
Total	7,965,530	6,867,833

(1)  Note 19b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	June 30 - R$ thousand
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2014	2,407,741	2,674,721	2,302,509
Adjustment for inflation	158,081	161,879	85,691
Provisions, net of reversals and write-offs	203,858	102,557	460,424
Payments	(358,128)	(228,855)	(4,948)
Balance on June 30, 2015	2,411,552	2,710,302	2,843,676

(1)  Includes, in the first semester of 2015, constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$467,488 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$14,939 thousand; and

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Notes to the Individual Financial Statements

(2)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$850,679 thousand (R$509,107 thousand in 2014); and b) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and operating expenses and income, amounting to R$1,048,425 thousand (R$238,796 thousand in 2014).

Bradesco     262

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Notes to the Individual Financial Statements

18)  SUBORDINATED DEBT

					June 30 - R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2015	2014
In Brazil:
Subordinated CDB:
2014 (1)	6	-	R$	112.0% of CDI rate	-	1,789,726
				IPCA + (6.92% p.a. - 8.50% p.a.)
2015 (2)	6	912,673	R$	108.0% to 112.0% of CDI rate	2,100,767	2,511,913
2016	6	500	R$	IPCA + 7.1292% p.a.	1,046	896
2019	10	20,000	R$	IPCA + 7.76% p.a.	45,152	38,501
Financial bills:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				PRE Rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	180,560	156,857
				100.0% of CDI Rate + (1.2685% p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				PRE Rate of (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	10,168,842	9,686,759
				100.0% of CDI Rate + (0.7855% p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				PRE Rate of (9.3991% p.a. - 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	9,219,976	8,878,067
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				PRE Rate of (9.3207% p.a. - 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	28,027	24,946

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Notes to the Individual Financial Statements

					June 30 - R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2015	2014
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	PRE Rate of 13.1763% p.a.	78,327	68,025
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	235,261	206,345
				100.0% of CDI Rate + (1.0079% p.a. - 1.0412% p.a.)
				IGP-M + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				PRE Rate of (10.1304% p.a. - 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,331,045	3,273,413
2020	7	1,700	R$	IPCA + 4.2620% p.a.	2,207	1,944
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	88,886	78,622
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	PRE Rate of 13.3381% p.a.	20,773	18,202
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				PRE Rate of (11.1291% p.a. - 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	40,625	35,722
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,609	1,423
2021	9	7,000	R$	111.0% of CDI rate	9,484	8,380
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				PRE Rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	30,477	26,576
				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				PRE Rate of (10.3489% p.a. - 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	76,026	66,903

264             Economic and Financial Analysis Report – June 2015

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Notes to the Individual Financial Statements

					June 30 - R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2015	2014
				IGP-M + (3.5855% p.a. - 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	PRE Rate of (10.6804% p.a. - 10.8971% p.a.)	871,969	781,193
CDB pegged to loans:
2015 to 2016	from 1 to 2	1,584	R$	100.0% of CDI rate	2,170	3,882
Subtotal in Brazil					26,533,229	27,658,295
Overseas:
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,366,654	1,680,060
2021	11	2,766,650	US$	Rate of 5.90% p.a.	5,082,457	3,611,697
2022	11	1,886,720	US$	Rate of 5.75% p.a.	3,467,347	2,463,428
Subtotal overseas					10,916,458	7,755,185
Grand total					37,449,687	35,413,480

(1)  Subordinated debt transactions that matured in November 2014; and

(2)  Subordinated debt transactions that matured in February, March, April, May and June 2015.

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Notes to the Individual Financial Statements

19)  OTHER LIABILITIES

a)   Tax and social security

	June 30 - R$ thousand
	2015	2014
Provision for tax risk (Note 17b IV)	2,843,676	2,137,324
Provision for deferred income tax (Note 31e)	796,704	1,164,921
Taxes and contributions on profit payable	90,576	582,493
Taxes and contributions payable	626,281	486,269
Total	4,357,237	4,371,007

b)   Sundry

	June 30 - R$ thousand
	2015	2014
Credit card operations	1,650,397	1,625,189
Provision for payments	2,866,802	2,956,346
Civil and labor provisions (Note 17b IV)	5,121,854	4,730,509
Loan assignment obligations	7,206,040	4,116,965
Sundry creditors	2,657,270	3,055,789
Creditors by anticipation of residual value (Note 9k)	94,925	337,111
Liabilities for acquisition of assets and rights	352,077	270,535
Other (1)	2,364,183	1,598,782
Total	22,313,548	18,691,226

(1)  On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision, and totals R$509,785 thousand (R$332,661 thousand in 2014) (Note 9g).

20)  SHAREHOLDERS’ EQUITY

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	June 30
	2015	2014
Common shares	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(2,898,610)
Treasury (preferred shares)	(13,175,162)	(8,984,870)
Total outstanding shares	5,031,883,753	4,195,390,559

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Notes to the Individual Financial Statements

b)    Changes in capital stock -  number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559
Increase of capital stock with issuing of shares – stock-split of 20% (1)	420,727,426	420,727,382	841,454,808
Increase of shares in treasury – bonus of 20%	(579,722)	(1,796,974)	(2,376,696)
Shares acquired and not canceled	(191,600)	(2,393,318)	(2,584,918)
Number of outstanding shares as at June 30, 2015	2,520,694,623	2,511,189,130	5,031,883,753

(1)     Benefited the shareholders registered in the records of Bradesco on March 26, 2015.

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6.404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders  registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law No. 6.404/76, amended by Law No. 10.303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2014, totaling R$829,000 thousand, at R$0.188201395 per common share and R$0.207021535 per preferred share, which was paid on July 18, 2014.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the period of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

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Notes to the Individual Financial Statements

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

Interest on shareholders’ equity and dividends for the first semester of 2015 is calculated as follows:

	R$ thousand	% (1)
Net income for the semester	8,717,354
(-) Legal reserve	(435,867)
Adjusted calculation basis	8,281,487
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,996,092
Withholding income tax on interest on shareholders’ equity	(299,414)
Interim Dividends provisioned (2)	912,000
Interest on own capital (net) /dividends accrued in the 1st semester of 2015	2,608,678	31.50
Interest on own capital (net) /dividends accrued in the 1st semester of 2014	2,160,863	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.112908	0.124198	497,377	(74,607)	422,770
Supplementary interest paid on own capital	0.242805	0.267086	1,069,521	(160,428)	909,093
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Total in the 1st semester of 2014	0.543914	0.598306	2,395,898	(235,035)	2,160,863
Monthly interest on shareholders’ equity paid	0.108211	0.119031	522,175	(78,326)	443,849
Supplementary interest on shareholders’ equity provisioned (1)	0.278866	0.306753	1,473,917	(221,088)	1,252,829
Interim Dividends provisioned (2)	0.172629	0.189892	912,000	-	912,000
Total in the 1st semester of 2015	0.559706	0.615676	2,908,092	(299,414)	2,608,678

(1)  It considers the bonus of 20% of shares occurring in March 2015; and

(2)  Paid on July 17, 2015.

d)   Treasury shares

The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buy-back program, based on the previous conditions. It is valid until June 26, 2015. The Board of Directors’ Meeting held on June 24, 2015 resolved to renew the term for the share buy-back program based on the previous conditions. It is valid until June 26, 2016.

A total of 3,669,932 common shares and 13,175,162 preferred shares had been acquired with the effect of the 20% share split, totaling R$371,012 thousand until June 30, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$25.23185, R$27.43646 and R$33.12855, respectively. The fair value was R$27.98 per common share and R$28.50 per preferred share on June 30, 2015.

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Notes to the Individual Financial Statements

21)  FEE AND COMMISSION INCOME

	Semesters ended June 30 - R$ thousand
	2015	2014
Checking account	2,269,925	1,910,423
Loans	1,240,762	1,074,095
Collections	725,531	725,667
Credit card income	601,418	515,813
Asset management	464,687	406,550
Payments	196,177	196,345
Custody and brokerage services	156,148	146,316
Other	122,379	121,967
Total	5,777,027	5,097,176

22)  PAYROLL AND RELATED BENEFITS

	Semesters ended June 30 - R$ thousand
	2015	2014
Salaries	2,577,557	2,399,546
Benefits	1,186,390	1,094,467
Social security charges	1,013,251	955,685
Employee profit sharing	540,000	489,300
Provision for labor claims	203,860	290,033
Training	43,430	39,785
Total	5,564,488	5,268,816

23)  OTHER ADMINISTRATIVE EXPENSES

	Semesters ended June 30 - R$ thousand
	2015	2014
Depreciation and amortization	1,547,058	1,372,561
Outsourced services	907,497	865,467
Rental	639,424	591,917
Asset maintenance	447,515	436,716
Communication	458,290	454,548
Data processing	398,228	399,013
Transport	274,508	343,333
Financial system services	301,788	299,349
Advertising and marketing	196,760	205,564
Security and surveillance	296,564	274,089
Water, electricity and gas	152,849	108,915
Supplies	100,311	107,026
Other	295,750	252,352
Total	6,016,542	5,710,850

Bradesco     269

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Notes to the Individual Financial Statements

24)  TAX EXPENSES

	Semesters ended June 30 - R$ thousand
	2015	2014
Contribution for Social Security Financing (COFINS)	806,685	795,070
Social Integration Program (PIS) contribution	131,168	129,251
Tax on Services (ISSQN)	194,605	173,161
Municipal Real Estate Tax (IPTU) expenses	47,610	39,731
Other	43,961	56,841
Total	1,224,029	1,194,054

25)  OTHER OPERATING INCOME

	Semesters ended June 30 - R$ thousand
	2015	2014
Other interest income	236,798	189,584
Reversal of other operating provisions	142,346	47,349
Revenues from recovery of charges and expenses	55,187	30,090
Other	249,838	156,950
Total	684,169	423,973

26)  OTHER OPERATING EXPENSES

	Semesters ended June 30 - R$ thousand
	2015	2014
Other finance costs	368,238	390,259
Sundry losses	664,343	545,889
Discount granted	517,295	398,194
Intangible assets amortization	25,051	31,790
Other	664,786	833,134
Total	2,239,713	2,199,266

27)  NON-OPERATING INCOME (LOSS)

	Semesters ended June 30 - R$ thousand
	2015	2014
Gain/loss on sale and write-off of assets and investments	(70,381)	(59,083)
Recording/reversal of non-operating provisions	(87,129)	(86,813)
Other	3,432	32,114
Total	(154,078)	(113,782)

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28)  RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	June 30 - R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	2,852,783	621,762	1,590,432	-
Cidade de Deus Companhia Comercial de Participações (1)	(562,086)	-	(447,866)	-
Fundação Bradesco (1)	(201,101)	-	(160,236)	-
Banco Alvorada S.A. (2)	644,807	50,000	225,110	-
Banco Bradesco Financiamentos S.A. (2)	272,000	219,000	9,286	-
Banco Bradesco Cartões S.A. (2)	136,000	270,000	14,851
Bradesco Leasing S.A. Arrendamento Mercantil (2)	25,500	26,700	43,098	-
Elba Holdings Ltda. (2)	200,182	-	200,182	-
Bradseg Participações S.A. (2)	1,928,857	-	1,618,976	-
Banco Bradesco BBI S.A. (2)	326,044	56,062	3,219	-
Other controllers, subsidiaries and of shared control	82,580	-	83,812	-
Demand deposits/Savings accounts:	(274,388)	(346)	(499,526)	(413)
Bradesco Vida e Previdência S.A. (2)	(238,239)	-	(60,157)	-
Banco Bradesco Cartões S.A. (2)	(391)	-	(59,612)	-
Brasília Cayman Investments II Limited (2)	-	-	(174,833)	-
Key Management Personnel (4)	(16,220)	(346)	(21,481)	(413)
Other controllers, subsidiaries and of shared control	(19,538)	-	(183,443)	-
Time deposits:	(1,494,487)	(6,030)	(271,162)	(70,699)
Cidade de Deus Companhia Comercial de Participações (1)	(91,883)	(31)	(61,708)	(37)
Banco Bradesco Europa S.A. (2)	(757,818)	-	-	-
Banco Bradesco Cartões S.A. (2)	(122,221)	-	-	-
Brasília Cayman Investments II Limited (2)	(246,261)	-	-	-
Fidelity Processadora e Serviços S.A.(3)	-	(1,309)	(103,413)	(4,841)
Key Management Personnel (4)	(61,784)	(4,158)	(76,320)	(4,554)
Other controllers, subsidiaries and of shared control	(214,520)	(532)	(29,721)	(61,267)
Deposits abroad in foreign currencies:	98,185	-	100,550	-
Banco Bradesco Europa S.A. (2)	98,185	-	100,544	-
Banco Bradesco Argentina S.A. (2)	-	-	6	-
Investments in foreign currencies:	2,767	18,784	2,238,180	14,676
Banco Bradesco Europa S.A. (2)	2,767	18,784	2,238,180	14,676
Captures/investments in interbank deposits:
Captures:	(79,215,928)	(4,840,442)	(98,446,806)	(5,931,671)
Banco Alvorada S.A. (2)	(390,815)	(20,843)	(442,538)	(58,621)
Banco Bradesco Financiamentos S.A. (2)	(10,511,254)	(1,045,999)	(23,128,028)	(1,367,160)
Banco Boavista Interatlântico S.A. (2)	-	(2,206)	(280,492)	(37,464)
Banco Bradesco BBI S.A. (2)	(1,868,208)	(96,097)	(779,327)	(189,726)
Banco Ibi S.A. (2)	(239,959)	(20,229)	(397,864)	(17,741)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(17,783,434)	(985,546)	(28,646,104)	(1,785,437)
Banco Bradesco BERJ S.A. (2)	(45,122,441)	(2,647,231)	(43,615,832)	(2,423,842)
Other controllers, subsidiaries and of shared control	(3,299,817)	(22,291)	(1,156,621)	(51,680)
Investments:	65,474,058	5,145,960	63,194,348	3,073,074
Banco Bradesco Financiamentos S.A. (2)	35,487,264	1,977,809	39,022,026	2,018,338
Banco Bradesco Cartões S.A. (2)	21,273,713	1,262,746	22,320,664	965,662
Banco Bradesco Europa S.A. (2)	8,343,929	22,329	-	-
Banco Bradesco BERJ S.A. (2)	-	1,855,427	-	-

Bradesco     271

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Notes to the Individual Financial Statements

	June 30 - R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Other controllers, subsidiaries and of shared control	369,152	27,649	1,851,658	89,074
Captures/investments on the open market:
Captures:	(37,126,398)	(2,334,872)	(37,815,444)	(1,669,682)
Ágora CTVM S.A. (2)	(337,700)	(21,460)	(451,700)	(21,288)
Alvorada Serviços e Negócios Ltda. (2)	(468,145)	(26,455)	(429,181)	(22,678)
Banco Bradesco Financiamentos S.A. (2)	(262,736)	(12,717)	(371,486)	(9,937)
Banco Bradesco Cartões S.A. (2)	(72,624)	(23,137)	(118,462)	(20,629)
Tempo Serviços Ltda. (2)	(324,098)	(37,035)	-	-
Banco Bradesco BBI S.A. (2)	(229,525)	(10,762)	(204,732)	(5,367)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(26,137,263)	(1,687,692)	(29,124,507)	(1,345,752)
Bradesco S.A. – CTVM (2)	(730,400)	(25,732)	(298,499)	(17,109)
Embaúba Holdings Ltda. (2)	-	(40,013)	-	-
STVD Holdings S.A (2)	(651,155)	(36,603)	-	-
Serel Participações em Imóveis S.A. (2)	(518,814)	(28,975)	-	-
Quixabá Empreendimentos e Participações Ltda. (2)	(1,646,300)	(91,970)	-	-
Bradesplan Participações Ltda. (2)	(1,073,780)	(60,356)	-	-
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(443,348)	(25,325)	-	-
Key Management Personnel (4)	(43,008)	(2,998)	(127,742)	(6,972)
Other controllers, subsidiaries and of shared control	(4,187,502)	(203,642)	(6,689,135)	(219,950)
Investments:	22,388,035	1,272,926	18,599,637	935,456
Banco Bradesco BERJ S.A. (2)	22,388,035	1,272,926	18,599,637	935,456
Funds from issuance of securities:	(586,171)	(36,008)	(617,809)	(28,090)
Key Management Personnel (4)	(586,171)	(36,008)	(617,809)	(28,090)
Derivative financial instruments (Swap):	7,717	(23,130)	(16,778)	(16,778)
Tempo Serviços Ltda. (2)	(2,747)	(2,747)	4,746	4,746
Banco Bradesco BBI S.A. (2)	13	(30,834)	(23,930)	(23,930)
Banco Bradesco Cartões S.A. (2)	10,451	10,451	-	-
Other controllers, subsidiaries and of shared control	-	-	2,406	2,406
Borrowing and on-lending overseas:	(96,448)	(925)	(78,951)	(890)
Banco Bradesco Europa S.A. (2)	(96,448)	(925)	(78,951)	(890)
Services:	(20,460)	(64,936)	(22,864)	(245,762)
Scopus Tecnologia Ltda. (2) – Company divested in December 2014	-	-	(20,836)	(215,468)
Scopus Soluções em TI S.A. (2)	(14,263)	(61,809)	-	-
Fidelity Processadora e Serviços S.A. (3)	(9,334)	(60,115)	(5,419)	(52,557)
Cia Brasileira de Soluções e Serviços - Alelo (3)	4,210	9,136	3,391	1,997
Cia. Brasileira de Meios de Pagamento – Cielo S.A. (3)	-	41,976	-	-
Other controllers, subsidiaries and of shared control	(1,073)	5,876	-	20,266
Rental of branches:	-	(240,380)	-	(220,564)
Fundação Bradesco (1)	-	(1,080)	-	(743)
Other controllers, subsidiaries and of shared control	-	(239,300)	-	(219,821)
Securities:	77,751,284	4,433,837	77,592,540	3,673,556
Bradesco Leasing S.A. Arrendamento Mercantil (2)	77,751,284	4,433,837	77,592,540	3,673,556
Subordinated debts:	-	-	-	(27)
Fundação Bradesco (1)	-	-	-	(27)
Obligations by issuing financial bills:	(7,134,825)	(419,110)	(6,691,181)	(355,375)
Bradesplan Participações Ltda. (2)	(2,970,743)	(173,108)	(2,645,768)	(131,485)
STVD Holdings S.A. (2)	(987,793)	(57,307)	(879,564)	(71,986)
Tempo Serviços Ltda. (2)	(222,585)	(12,943)	(1,190,018)	(58,122)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(1,036,293)	(60,255)	(935,719)	(46,028)
Bradesco Administradora de Consórcios Ltda. (2)	(834,623)	(48,872)	-	-
Alvorada Serviços e Negócios Ltda. (2)	(433,472)	(25,441)	-	-
Alvorada Administradora de Cartões Ltda. (2)	(356,814)	(20,797)	-	-
Other controllers, subsidiaries and of shared control	(292,502)	(20,387)	(1,040,112)	(47,754)

(1)  Controllers;

(2)  Subsidiaries and Affiliates;

(3)  Shared Control; and

(4)  Key Management Personnel.

Bradesco     272

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Notes to the Individual Financial Statements

b)   Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organização Bradesco.

For 2015, the maximum amount of R$250,000 thousand was set for Management compensation and R$250,000 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3.921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Semesters ended June 30 - R$ thousand
	2015	2014
Salaries	134,166	140,156
INSS contributions	30,187	31,535
Total	164,353	171,691

Post-employment benefits

	Semesters ended June 30 - R$ thousand
	2015	2014
Defined contribution supplementary pension plans	110,715	117,408
Total	110,715	117,408

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3.989/11.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

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Notes to the Individual Financial Statements

c)   Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	June 30
	2015	2014
• Common shares	0.72%	0.72%
• Preferred shares	1.05%	1.03%
• Total shares (1)	0.89%	0.88%

(1)  On June 30, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.10% of common shares, 1.10% of preferred shares and 2.10% of all shares.

29)  FINANCIAL INSTRUMENTS

a)   Risk Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamism of the markets requires that Bradesco continuously acts to improve this activity in the pursuit of best practices. For that reason, Bradesco uses its internal market risk models, which were already in force, to calculate regulatory capital since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Bradesco     274

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Notes to the Individual Financial Statements

Credit risk management

Credit risk refers to the possibility of losses as a result of the non-compliance by the borrower or counterparty with their financial obligations under agreed terms, as well as to the reduction in the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantageous terms / conditions given in a renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

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Notes to the Individual Financial Statements

Market risk management

Market risk is the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s market risk exposure profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of
CMN Resolution No. 3.464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

VaR Internal Model – Trading Portfolio

Below is the 1-day VaR:

Risk factors	June 30 - R$ thousand
	2015	2014
Fixed rates	18,826	5,879
IGPM/IPCA	5,028	22,615
Exchange coupon	515	4,790
Foreign currency	3,737	2,743
Equities	73	5,751
Sovereign/Eurobonds and Treasuries	2,816	5,134
Other	1,027	881
Correlation/diversification effect	(12,365)	(22,819)
VaR (Value at Risk)	19,657	24,974

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also have an offsetting impact on the linked technical provisions.

Bradesco     276

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Notes to the Individual Financial Statements

Sensitivity Analysis – Trading and Banking Portfolios

		June 30 - R$ thousand
		Trading and Banking portfolios (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(5,654)	(1,897,116)	(3,698,210)	(3,698)	(1,009,481)	(1,943,751)
Price indexes	Exposure subject to variations in price index coupon rates	(8,283)	(1,323,547)	(2,529,868)	(13,245)	(1,777,223)	(3,299,495)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(422)	(41,942)	(78,246)	(395)	(37,343)	(69,713)
Foreign currency	Exposure subject to exchange rate variations	(5,545)	(134,247)	(263,657)	(1,712)	(167,240)	(408,169)
Equities	Exposure subject to variation in stock prices	(16,051)	(401,276)	(802,552)	(21,012)	(525,295)	(1,050,590)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(748)	(34,875)	(68,372)	(661)	(38,806)	(74,792)
Other	Exposure not classified in other definitions	(423)	(10,581)	(21,162)	(381)	(9,544)	(19,087)
Total excluding correlation of risk factors		(37,126)	(3,843,584)	(7,462,067)	(41,104)	(3,564,932)	(6,865,597)
Total including correlation of risk factors		(22,374)	(3,141,404)	(6,093,603)	(29,342)	(2,660,398)	(4,944,728)

(1)  Amounts net of tax.

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Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		June 30 - R$ thousand
		Trading portfolio (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,150)	(420,519)	(818,132)	(314)	(82,919)	(163,197)
Price indexes	Exposure subject to variations in price index coupon rates	(267)	(42,409)	(81,997)	(1,030)	(130,639)	(258,641)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(22)	(749)	(1,491)	(353)	(39,698)	(73,662)
Foreign currency	Exposure subject to exchange rate variations	(1,510)	(34,734)	(67,366)	(1,574)	(52,945)	(107,641)
Equities	Exposure subject to variation in stock prices	(8)	(196)	(392)	(1,991)	(49,773)	(99,545)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(315)	(5,375)	(10,733)	(489)	(34,633)	(66,675)
Other	Exposure not classified in other definitions	(6)	(148)	(297)	(345)	(8,630)	(17,260)
Total excluding correlation of risk factors		(3,278)	(504,130)	(980,408)	(6,096)	(399,237)	(786,621)
Total including correlation of risk factors		(1,486)	(380,364)	(741,098)	(2,912)	(184,289)	(363,027)

(1)  Amounts net of tax.

Bradesco     278

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.12 a scenario of R$3.15 was used, while for a 1-year fixed interest rate of 14.3%, a 14.3% scenario was applied;

Scenario 2:  25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.12 a scenario of R$3.89 was used, while for a 1-year fixed interest rate of 14.3%, a 17.9% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3:  50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.12 a scenario of R$4.67 was used, while for a 1-year fixed interest rate of 14.3%, a 21.5% scenario was applied; The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

It is crucial to measure and monitor this risk, so that the Organization can settle its obligations in a timely and reliable way.

The process of liquidity risk management is performed at the corporate level. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and controlled centrally and independently and includes the daily monitoring of the composition of available funds, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization establishes a minimum liquidity reserve to be held and the types of assets eligible for this reserve. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

279             Economic and Financial Analysis Report – June 2015

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

Below is the Basel Ratio:

Calculation Basis - Basel Ratio	June 30 - R$ thousand
	Basel III
	Prudential (1)	Financial
	2015	2014
Tier I capital	77,501,950	71,892,297
Common equity	77,501,950	71,892,297
Shareholders’ equity	86,971,566	76,800,278
Prudential adjustments in accordance with Resolution No. 4.192/13 of CMN (2)	(9,469,616)	(4,907,981)
Tier II capital	19,513,015	22,197,834
Subordinated debt	19,513,015	22,197,834
Capital (a)	97,014,965	94,090,131

- Credit risk	552,851,291	548,599,472
- Market risk	15,257,485	18,004,347
- Operational risk	39,117,366	29,852,953
Risk-weighted assets – RWA (b)	607,226,142	596,456,772

Basel ratio (a/b)	16.0%	15.8%
Tier I capital	12.8%	12.1%
- Common equity	12.8%	12.1%
Tier II capital	3.2%	3.7%

(1)    As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with CMN Resolution No. 4.192/13; and

(2)    As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Art.11 of CMN Resolution No. 4.192/13.

Bradesco     280

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Notes to the Individual Financial Statements

b)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Carteira	June 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2015		2015	2014	2015	2014
Securities and derivative financial instruments (Notes 3e, 3f and 7)	356,114,631	358,137,357	749,162	2,214,235	2,022,726	2,190,319
- Adjustment of available-for-sale securities (Note 7dII)			(1,273,564)	23,916	-	-
- Adjustment of held-to-maturity securities (Note 7c item 7)			2,022,726	2,190,319	2,022,726	2,190,319
Loan and leasing (Notes 3g and 9) (1)	355,024,222	353,058,961	(1,965,261)	(1,228,957)	(1,965,261)	(1,228,957)
Investments (Notes 3j and 12) (2)	1,668,833	25,923,300	24,254,467	21,011,417	24,254,467	21,011,417
Treasury shares (Note 20d)	371,012	478,177	-	-	107,165	83,401
Time deposits (Notes 3n and 15a)	78,061,561	77,632,376	429,185	354,764	429,185	354,764
Funds from issuance of securities (Note 15c)	95,386,903	95,469,461	(82,558)	(276,478)	(82,558)	(276,478)
Borrowing and on-lending (Notes 16a and 16b)	61,369,108	61,385,883	(16,775)	(107,656)	(16,775)	(107,656)
Subordinated debts (Note 18)	37,425,568	37,420,778	4,790	(294,431)	4,790	(294,431)
Unrealized gains excluding tax			23,373,010	21,672,894	24,753,739	21,732,379

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of earnings (losses) of subsidiaries and affiliates (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organização Bradesco for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)   Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The pension scheme is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of the FIE funds.

The Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverage. The contributions belonging to participants who, in 2001, chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Bradesco sponsors supplemental defined benefit pension plans and of defined contribution, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – Capof, especially for employees originating from Banco BEM S.A.

Bradesco sponsors the defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará – Cabec, especially for employees originating from Banco BEC S.A.

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution No. 600/09, Bradesco, as sponsor of these plans calculated their actuarial commitments taking into consideration the economic and actuarial study, using a real interest rate and recognized their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Expenses related to contributions made in the first semester of 2015 totaled – R$218,644 thousand (R$233,267 thousand in 2014).

In addition to this benefit, Bradesco offers other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training.

Bradesco     282

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

These expenses, including the aforementioned contributions, totaled – R$1,229,820 thousand in the first semester of 2015 (R$1,134,252 thousand in 2014).

31)  INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Semesters ended June 30 - R$ thousand
	2015	2014
Income before income tax and social contribution	5,859,290	8,059,676
Total income tax and social contribution at rates of 25% and 15%, respectively	(2,343,716)	(3,223,870)
Effect on the tax calculation:
Earnings (losses) of subsidiaries and affiliates	4,993,756	2,042,799
Net non-deductible expenses of nontaxable income	(44,699)	(33,529)
Interest on shareholders’ equity (paid and payable)	798,437	626,759
Interest on shareholders’ equity (received and receivable)	(248,705)	-
Other amounts	(297,009)	(250,905)
Income tax and social contribution for the period	2,858,064	(838,746)

b)   Breakdown of income tax and social contribution in the income statement

	Semesters ended June 30 - R$ thousand
	2015	2014
Current taxes:
Income tax and social contribution payable	(1,029,051)	(2,086,248)
Deferred taxes:
Amount recorded in the period on temporary differences	4,307,570	1,903,871
Use of opening balances of:
Social contribution loss	(157,556)	(236,053)
Income tax loss	(264,180)	(420,609)
Recording in the period on:
Social contribution loss	480	110
Income tax loss	801	183
Total deferred taxes	3,887,115	1,247,502
Income tax and social contribution for the period	2,858,064	(838,746)

283             Economic and Financial Analysis Report – June 2015

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)   Deferred income tax and social contribution

R$ thousand
	Balance on December 31, 2014	Amount recorded	Amount realized	Balance on June 30, 2015
Allowance for loan losses	14,129,932	2,421,630	1,205,402	15,346,160
Civil provisions	1,069,888	108,392	94,160	1,084,120
Tax provisions	537,326	148,264	407	685,183
Labor provisions	963,096	207,591	206,066	964,621
Provision for devaluation of securities and investments	33,965	10,422	13,767	30,620
Provision for devaluation of foreclosed assets	132,667	54,966	22,446	165,187
Adjustment to fair value of trading securities	-	2,333,388	-	2,333,388
Amortization of goodwill	150,287	-	-	150,287
Provision for interest on shareholders’ equity (1)	-	589,567	-	589,567
Other	1,305,310	329,847	354,249	1,280,908
Total deductible taxes on temporary differences	18,322,471	6,204,067	1,896,497	22,630,041
Income tax and social contribution losses in Brazil and overseas	4,234,758	1,281	421,736	3,814,303
Subtotal	22,557,229	6,205,348	2,318,233	26,444,344
Adjustment to fair value of available-for-sale securities	508,537	314,549	-	823,086
Social contribution - Provisional Measure No. 2.158-35/01	106,097	-	-	106,097
Total deferred tax assets (Note 10b)	23,171,863	6,519,897	2,318,233	27,373,527
Deferred tax liabilities (Note 31e)	907,042	89,806	200,144	796,704
Deferred tax assets, net of deferred tax liabilities	22,264,821	6,430,091	2,118,089	26,576,823
- Percentage of net deferred tax assets on capital (Note 31a)	22.6%			27.4%
- Percentage of net deferred tax assets over total assets	2.3%			2.8%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit.

Bradesco     284

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2.158-35.

	Balance on June 30 - R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2.158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	1,907,022	1,143,544	32	13	73,364	3,123,975
2016	2,926,245	1,765,520	336,634	200,393	32,733	5,261,525
2017	2,955,524	1,772,861	725,224	435,083	-	5,888,692
2018	2,946,935	1,768,371	994,623	736,086	-	6,446,015
2019	3,057,346	1,830,764	5,410	380,760	-	5,274,280
2020 (1st Sem.)	347,162	208,747	32	13	-	555,954
Total	14,140,234	8,489,807	2,061,955	1,752,348	106,097	26,550,441

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$24,483,037 thousand (R$18,837,530 thousand in 2014), of which R$20,893,970 thousand (R$16,682,582 thousand in 2014) relates to temporary differences, R$3,484,952 thousand (R$2,056,343 thousand in 2014) to tax losses and negative basis of social contribution and R$104,115 thousand (R$98,605 thousand in 2014) to deferred social contribution, Provisional Measure No. 2.158-35.

e)   Deferred tax liabilities

	June 30 - R$ thousand
	2015	2014
Mark-to-market adjustment to securities and derivative financial instruments	-	232,665
Difference in depreciation	24,188	87,220
Judicial deposit and others	772,516	845,036
Total	796,704	1,164,921

32)  OTHER INFORMATION

a)   In the first semester of 2015, the Central Bank of Brazil redefined the rules of compulsory deposits on time resources and resources in savings deposits, whose main changes we highlight below.

Description	Current Rule	Previous rule
Time Resources	The collection will be 25% of the balance of time deposits with effect from the calculation period from August 31 to September 4, 2015.	The collection was 20% on the balance of time deposits.
The collection will be made with full remuneration of the Selic Rate on the amount collected.

The collection was limited to the payment of 40% of the liability and 60% could be deducted through the acquisition of credit, and financial bills, among others. If purchases were not made up to 60% the value was collected without remuneration.

Resources from savings deposits	The collection became 24.5% of the balance of savings accounts, with effect from the calculation period from June 8 to 12, 2015.	The collection was 20% on the balance of the savings resources.

The gross debit balance of the financing of new or second-hand real estate of the Housing Finance System may be deducted up to the limit of 18% of the liability, provided that they are contracted in the period from June 1, 2015 to June 23, 2017.

No deduction was allowed of financing of new or second-hand real estate.
	For the additional liability, the collection became 5.5% of the balance of savings accounts, with effect from the calculation period from June 8 to 12, 2015.	For the additional liability, the collection was of 10% on the balance of savings accounts.

285             Economic and Financial Analysis Report – June 2015

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3.566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3.604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3.750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3.823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3.973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3.989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4.007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4.144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4.424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3.786/09 and Bacen Circular Letters No. 3.472/09 and No. 3.516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2014, Management expects that the net profit and shareholders’ equity for the semester ended June 30, 2015 will also not be materially different in the two GAAPs.

c)    On May 14, 2014, Law No. 12.973/14 was published, which converted Provisional Measure No. 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by Law No. 12.973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil for increases in the equity of overseas subsidiaries and affiliates resulting from profit within these entities; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

Bradesco     286

Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Individual Financial Statements

The aforementioned Law was regulated through Normative Instructions No. 1.515/14 and No. 1.520/14. Our assessment shows that there will be no significant future impacts on our Individual Financial Statements.

On January 1, 2015, for the companies that opted not to early adopt, Law No. 12.973/14 came into force, ending the period of the Transition Tax Regime (RTT) and enforcing a new tax regime in Brazil. Among other matters, the Law revoked the RTT, disciplining the adjustments resulting from the new accounting methods and criteria introduced by the convergence of the Brazilian accounting standards to the international standards. It also  altered the Federal Tax Legislation related to the Legal Entity Tax Return - IRPJ, to the Social Contribution on the Net Profit - CSLL, to the Contribution for the PIS/PASEP and to the Contribution for the Financing of Social Security – COFINS.

d)    On January 20, 2015, Provisional Measure No. 656/14 was converted to law by the publication of Law No. 13.097/15. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts that become past-due after October 8, 2014 (Article 9 of Law No. 9.430/96). The limits remain the same for contracts that were past-due on or before October 7, 2014.

e)    On May 21, 2015, Provisional Measure No. 675 (MP 675/15) was published which increased the rate of the Social Contribution on Net Profit - CSLL of the financial and insurance sectors from 15% to 20% of taxable profit, from September 1, 2015. Bradesco will wait for the conversion of MP 675/15 into Law for a more in-depth and conclusive analysis, since possible amendments to MP may be proposed by the National Congress.

f)     There were no subsequent events that need to be adjusted or disclosed for the individual financial statements as of June 30, 2015.

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Management Bodies

Reference Date: July 20, 2015

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Luis Elias	Milton Matsumoto - Coordinator
Chairman	José Ramos Rocha Neto	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Layette Lamartine Azevedo Júnior	Domingos Figueiredo de Abreu
	Lúcio Rideki Takahama	Sérgio Alexandre Figueiredo Clemente
Vice-Chairman	Luiz Carlos Brandão Cavalcanti Junior	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Marcelo Frontini	Alexandre da Silva Glüher
	Marcelo Santos Dall’Occo	Josué Augusto Pancini
Members	Marcos Aparecido Galende	Maurício Machado de Minas
Denise Aguiar Alvarez	Marcos Daré	Marcelo de Araújo Noronha
João Aguiar Alvarez	Marlos Francisco de Souza Araujo	André Rodrigues Cano
Antônio Bornia	Octavio Manoel Rodrigues de Barros	Moacir Nachbar Junior
Mário da Silveira Teixeira Júnior	Paulo Aparecido dos Santos	Octavio de Lazari Junior
Carlos Alberto Rodrigues Guilherme	Pedro Bosquiero Junior	Marlene Morán Millan
Milton Matsumoto	Roberto de Jesus Paris	Clayton Camacho
José Alcides Munhoz	Rogério Pedro Câmara	Frederico William Wolf
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Glaucimar Peticov
	Wilson Reginaldo Martins	Joel Antonio Scalabrini
Board of Executive Officers		Nairo José Martinelli Vidal Júnior
Executive Officers	Directors
Chief Executive Officer	Antonio Chinellato Neto	Integrated Risk Management
Luiz Carlos Trabuco Cappi	Antonio Daissuke Tokuriki	and Capital Allocation Committee
	João Sabino	Alexandre da Silva Glüher - Coordinator
Executive Vice-Presidents	Marcio Henrique Araujo Parizotto	Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu	Paulo Eduardo Waack	Sérgio Alexandre Figueiredo Clemente
Sérgio Alexandre Figueiredo Clemente	Paulo Manuel Taveira de Oliveira Ferreira	Marco Antonio Rossi
Marco Antonio Rossi		Josué Augusto Pancini
Alexandre da Silva Glüher	Regional Officers	Maurício Machado de Minas
Josué Augusto Pancini	Alex Silva Braga	Marcelo de Araújo Noronha
Maurício Machado de Minas	Almir Rocha	Luiz Carlos Angelotti
Marcelo de Araújo Noronha	Altair Naumann	Moacir Nachbar Junior
	Amadeu Emilio Suter Neto	Gedson Oliveira Santos
Managing Directors	André Ferreira Gomes
André Rodrigues Cano	Antonio Piovesan	Sustainability Committee
Luiz Carlos Angelotti	Carlos Alberto Alástico	Luiz Carlos Angelotti - Coordinator
Nilton Pelegrino Nogueira	Delvair Fidêncio de Lima	Carlos Alberto Rodrigues Guilherme
André Marcelo da Silva Prado	Francisco Aquilino Pontes Gadelha	Milton Matsumoto
Luiz Fernando Peres	Francisco Assis da Silveira Junior	Domingos Figueiredo de Abreu
Altair Antônio de Souza	Geraldo Dias Pacheco	Aurélio Conrado Boni
Denise Pauli Pavarina	João Alexandre Silva	Sérgio Alexandre Figueiredo Clemente
Moacir Nachbar Junior	José Flávio Ferreira Clemente	Marco Antonio Rossi
Octavio de Lazari Junior	Leandro José Diniz	Alexandre da Silva Glüher
	Luis Carlos Furquim Vermieiro	Josué Augusto Pancini
Deputy Directors	Osmar Sanches Biscuola	Maurício Machado de Minas
Cassiano Ricardo Scarpelli		Moacir Nachbar Junior
Eurico Ramos Fabri	Audit Committee
Marlene Morán Millan	Milton Matsumoto - Coordinator	Executive Disclosure Committee
Renato Ejnisman	Osvaldo Watanabe	Luiz Carlos Angelotti - Coordinator
Walkiria Schirrmeister Marchetti	Paulo Roberto Simões da Cunha	Domingos Figueiredo de Abreu
Marco Antonio Rossi
Department Directors	Compensation Committee	Alexandre da Silva Glüher
Alexandre Rappaport	Lázaro de Mello Brandão - Coordinator	Moacir Nachbar Junior
Amilton Nieto	Luiz Carlos Trabuco Cappi	Marlene Morán Millan
André Bernardino da Cruz Filho	Antônio Bornia	Antonio José da Barbara
Antonio Carlos Melhado	Mário da Silveira Teixeira Júnior	Carlos Wagner Firetti
Antonio Gualberto Diniz	Carlos Alberto Rodrigues Guilherme	Marcelo Santos Dall’Occo
Antonio José da Barbara	Milton Matsumoto	Marcos Aparecido Galende
Arnaldo Nissental	Valdirene Soares Secato (non-Manager)	Marlos Francisco de Souza Araujo
Aurélio Guido Pagani		Haydewaldo R. Chamberlain da Costa
Bruno D’Avila Melo Boetger	Compliance and Internal Control Committee
Carlos Wagner Firetti	Mário da Silveira Teixeira Júnior - Coordinator	Fiscal Council
Clayton Camacho	Carlos Alberto Rodrigues Guilherme	Sitting Members
Edilson Wiggers	Milton Matsumoto	José Maria Soares Nunes - Coordinator
Edson Marcelo Moreto	Domingos Figueiredo de Abreu	João Carlos de Oliveira
Fernando Antônio Tenório	Sérgio Alexandre Figueiredo Clemente	Domingos Aparecido Maia
Frederico William Wolf	Marco Antonio Rossi	Nelson Lopes de Oliveira
Gedson Oliveira Santos	Alexandre da Silva Glüher	Luiz Carlos de Freitas
Glaucimar Peticov	Josué Augusto Pancini
Guilherme Muller Leal	Maurício Machado de Minas	Deputy Members
Hélio Vivaldo Domingues Dias	Marcelo de Araújo Noronha	Nilson Pinhal
Hiroshi Obuchi	Moacir Nachbar Junior	Renaud Roberto Teixeira
João Albino Winkelmann	Frederico William Wolf	Jorge Tadeu Pinto de Figueiredo
João Carlos Gomes da Silva	Gedson Oliveira Santos	João Batistela Biazon
Joel Antonio Scalabrini	Joel Antonio Scalabrini	Oswaldo de Moura Silveira
Johan Albino Ribeiro	Johan Albino Ribeiro
Jorge Pohlmann Nasser
General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior - Ombudsman

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Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Independent Auditors’ Report on the Financial Statements

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the statement of financial position as at June 30, 2015, the statements of income, changes in equity and cash flows for the six month period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements, above mentioned, present fairly, in all material respects, the financial position of Banco Bradesco S.A., as at June 30, 2015, and of its financial performance and itscash flows for the six month period then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Statement of value added

We have also audited the statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A’s Management, for the six month period ended June 30, 2015, that is being presented as supplemental information. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Osasco, July 29, 2015

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Audit Committee Report Summary of Banco Bradesco S.A.

Corporate Governance and the Respective Responsibilities

The Board of Directors of Banco Bradesco S.A. has opted for a single Audit Committee for all of the companies that are members of the Financial Conglomerate, including those in Grupo Bradesco Seguros.

The Audit Committee is a statutory advisory body, associated directly to the Board of Directors. It is currently composed of one board member and two more members, appointed each year by the Board of Directors, which takes into account the criteria set out in the applicable laws and regulations.

The Board is responsible for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements of the companies that make up Organização Bradesco, as well as financial reports, in compliance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and to the standards of the National Monetary Council, the Central Bank of Brazil, the Brazilian Securities Commission (CVM), the National Council of Private Insurance - CNSP, the Superintendency of Private Insurance - and the National Supplementary Health Agency - ANS, as well as the International Accounting Standards - IFRS.

The Board is also responsible for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the mitigation to acceptable levels of risk factors of Organização Bradesco.

The Independent Audit is responsible for reviewing the financial statements and issuing a report on their adherence to the accounting principles. In addition, as a result of their work for the purpose of issuing the aforementioned report, it produces a report of recommendations on accounting procedures and internal controls, without prejudice to other reports that it is also responsible for preparing, like those of limited reviews of quarterly information required by the CVM.

The Internal Audit (Department of General Inspectorate) has as duties to assess the quality of the systems of internal controls of Organização Bradesco and compliance with the policies and procedures defined by the Board, including those adopted in the preparation of accounting and financial reports.

It is up to the Audit Committee to assess the quality and effectiveness of the Internal and Independent Audits, based on a formal process, the effectiveness and sufficiency of internal control systems of Organização Bradesco and analyze financial statements, issuing, when applicable, the relevant recommendations.

Among the duties of the Audit Committee are also those required by American Law Sarbanes-Oxley for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The Audit Committee discloses its rules on the site www.bradesco.com.br, area of Corporate Governance.

Activities related to the 1st half of 2015

The Committee has participated in 116 meetings with the areas of business, information technology, control and risk management and the internal and independent auditors, checking, through different sources, information about the aspects considered relevant or critical. The meetings were divided in the following manner:

Area of Institutions authorized to operate by the Central Bank of Brazil. 85

Area of Insurance, Pension and Capitalization: 25

Health: 6

Concerning further education, the Committee participated in conferences, seminars and courses that total 133 hours in the semester.

The work plan of the Audit Committee for the financial year of 2015 had as its focus the main processes and products inherent to the business of Organização Bradesco. Among the aspects considered most relevant, we highlight:

•       processes for the preparation and dissemination of financial reports to shareholders and external users of accounting and financial information;

•       systems of management and control of credit and operational risk, preparation for the use of internal models in line with the conditions laid down by the New Capital Accord (Basel II and III) and the regulations of the Central Bank of Brazil on the subject;

•       improvements in the systems of internal controls arising from the projects in the areas of Technology and Risk Management, of the Financial Conglomerate and Grupo Bradesco Seguros; and

•       compliance with standards and customer service: Customer Care Services (SAC)/Ombudsman and Money Laundering Prevention (PLD).

Internal Control Systems

Based on the work plan and the agenda defined for the first half of 2015, the Audit Committee was informed about the major processes in the Organization, evaluating their quality and the commitment of the leaders with its continuous improvement.

As a result of the meetings with the areas of Organização Bradesco, the Audit Committee had the opportunity to offer to the Board of Directors suggestions for improvement in processes, as well as to monitor the implementations of recommendations for improvement, identified in the course of the audit assignments, in the demands of regulators and in discussions with the business and controls areas.

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Audit Committee Report Summary of Banco Bradesco S.A.

Based on the information and comments collected, the Audit Committee believes that the system of internal controls of Organização Bradesco is appropriate to the size and complexity of its business and is structured so as to ensure the efficiency of its operations, of the systems that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

Independent Auditor

The planning of the assignments of independent audit for the financial year 2015 was discussed with KPMG Independent Auditors (KPMG) and, during the 1st half of 2015, the audit teams responsible for services presented the results and main conclusions to the Audit Committee.

The relevant points highlighted in the report on the study and evaluation of accounting systems and internal controls, prepared in connection with the examination of the financial statements and their recommendations for the improvement of these systems, were discussed with the Committee, which requested monitoring of implementations of the improvements in the areas responsible.

Based on the planning submitted by the auditors and in subsequent discussions on the results, the Committee considers that the work carried out by the teams were appropriate to the business of the Organization.

Internal Audit

The Committee has asked the Internal Audit to consider, in its planning for the 1st half of 2015, several studies in line with the topics covered in the agenda of the Committee.

During the 1st half of 2015, the teams responsible for implementing the planned jobs reported and discussed with the Audit Committee the main conclusions regarding processes, and inherent and residual risks.

On the basis of the discussions on the planning of the work of the Internal Audit, focused on risks, processes and the assessment of their results, the Audit Committee believes that the Internal Audit has responded adequately to the demands of the Committee and to the needs and requirements of the Organization and the regulatory bodies.

Financial Statements of Banco Bradesco S.A.

The Committee met with the areas of General Accounting, Planning, Budget and Control, and General Inspectorate and with the Independent Audit (KPMG) to evaluate the monthly, quarterly and half-yearly financial statements. In these meetings, the aspects of preparation of balance sheets and individual balance sheets, the explanatory notes and the financial reports published with the financial statements were analyzed and evaluated.

The accounting practices adopted by Bradesco were also considered in preparing the financial statements and their compliance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as the compliance with the applicable law.

Before the disclosure of the Quarterly Information (ITR Form) and the half-yearly balance sheet, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors, the approval of the financial statements of Banco Bradesco S.A. audited for the six months ended June 30, 2015.

Cidade de Deus, Osasco, SP, July 29, 2015

MILTON MATSUMOTO

(Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Specialist)

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Individual Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned, members of the Board of Directors of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and Individual Financial Statements related to the first half of 2015, as well as the technical feasibility study of generation of taxable profits, restated at present value, in order to establish the Deferred Tax Asset according to CVM Instruction No. 371/02, Resolution No. 3.059/02, of the National Monetary Council and Circular No. 3.171/02, of the Brazilian Central Bank, and in view of the report of KPMG Independent Auditors, presented without reservations, are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Society.

Cidade de Deus, Osasco, SP, July 29, 2015

José Maria Soares Nunes

João Carlos de Oliveira

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Luiz Carlos de Freitas

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.